As filed with the Securities and Exchange Commission on February 10, 2006

Registration No. 333-130228

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOBSON COMMUNICATIONS CORPORATION

(Exact name of Registrant as specified in its charter)

Oklahoma	4812	73-1513309
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

14201 Wireless Way
Oklahoma City, Oklahoma 73134
(Address, including zip code, of Registrant's principal executive offices)

Bruce R. Knooihuizen
14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Paul W. Theiss, Esq.
Bruce F. Perce, Esq.
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and the conditions to the consummation of the offer described herein have been satisfied or waived.

If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Senior Floating Rate Notes due 2012	$150,000,000	100%	$150,000,000	$16,050(2)

(1) Calculated in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

(2) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 10, 2006

PROSPECTUS

Offer to Exchange
$150,000,000 Senior Floating Rate Notes due 2012
for
$150,000,000 Senior Floating Rate Notes due 2012
that have been registered under the Securities Act of 1933
of

Dobson Communications Corporation

DOBSON
COMMUNICATIONS CORPORATION



The exchange offer will expire at 12:00 Midnight,
New York City time, on , unless extended.

Terms of the exchange offer:

- We are offering to exchange up to $150,000,000 aggregate principal amount of our outstanding Senior Floating Rate Notes, issued in a private offering on September 13, 2005, which we refer to as the "original notes", in exchange for new notes with materially identical terms that have been registered under the Securities Act of 1933, as amended, referred to as the Securities Act, and are generally freely tradable, which we refer to as the "exchange notes." The term "notes" refers to the original notes and the exchange notes collectively.

- We agreed with the initial purchasers of the original notes to make this offer and to register the issuance of the exchange notes after the initial sale of the original notes. We will exchange all original notes that you validly tender and do not validly withdraw prior to the expiration of the exchange offer for an equal amount of exchange notes.

- You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

- We believe that the exchange of original notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

- We will not receive any cash proceeds from the exchange offer.

- The terms of the exchange notes are identical in all material respects to the original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes.

- There is no established trading market for the exchange notes or the original notes. We do not intend to apply for listing of the exchange notes on any securities exchange.

See "Risk Factors" beginning on page 14 for a discussion of the risks that you should consider in connection with the exchange of original notes for exchange notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have already agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date all dealers effecting transactions in the exchange notes may be required to deliver a prospectus. See "Plan of Distribution."

Neither the Securities and Exchange Commission, referred to as the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2006

TABLE OF CONTENTS

IMPORTANT NOTICE TO READERS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should consult your own advisors to assist you in making your decision.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information indicates that another date applies. The delivery of this prospectus shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in our affairs or the affairs of any of our subsidiaries or affiliates since the date hereof.

The exchange offer is not being made to (nor will tenders of original notes be accepted from or on behalf of) holders in any jurisdiction in which the making of the exchange offer is not in compliance with applicable laws of such jurisdiction.

See "Risk Factors" immediately following the "Summary" for a discussion of the risks that you should consider in connection with the exchange offer and an exchange of original notes for exchange notes. None of Dobson Communications nor any of its representatives is making any representation to you regarding the legality of an investment by you under applicable legal investment or similar laws. You should consult with your own advisors as to the legal, tax, business, financial and related aspects of a purchase of the notes.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as other information are available free of charge through our website (www.dobson.net) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at *http://www.sec.gov* which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. In addition, our common stock is quoted on the Nasdaq National Market under the symbol "DCEL." Copies of the materials mentioned can also be obtained from the Nasdaq National Market or us upon request. See "Where You Can Find More Information".

We filed with the SEC a Registration Statement on Form S-4, of which this prospectus forms a part, under the Securities Act, in connection with our offering of the exchange notes. This prospectus does not contain all of the information in the registration statement. You will find additional information about us, our affiliates and the exchange notes in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement.

INDUSTRY DATA

This prospectus includes industry data that we obtained from industry publications and internal company surveys. There can be no assurance as to the accuracy or completeness of information included in industry publications. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. While we believe that these sources are reliable, neither we nor the initial purchasers make any representation regarding the accuracy of such information. Our internal surveys and research have not been verified by any independent source. Statements as to our market position are based on market data currently available to us.

SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus. This summary is not intended to be complete and it may not contain all of the information that may be important to you.

We urge you to read the following summary together with the more detailed information and financial statements and the related notes that are included elsewhere in this prospectus. We encourage you to read the entire prospectus, including the section entitled "Risk Factors." In addition, unless the context otherwise requires, all references in this prospectus to "Dobson Communications" refer to Dobson Communications Corporation and not to any of its subsidiaries. All references to "our," "us" and "we" refer to Dobson Communications Corporation and its subsidiaries as a consolidated entity, unless the context otherwise requires.

Dobson Communications

We are one of the largest providers of rural and suburban wireless communications services in the United States. We operate primarily in rural and suburban areas that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates and less competition for subscribers than wireless systems located in larger metropolitan areas. In addition, our wireless systems are generally adjacent to major metropolitan statistical areas, or MSAs, that are characterized by a high concentration of expressway corridors and roaming activity.

At September 30, 2005, our wireless telephone systems covered a total population, or POPs, of 11.9 million in 16 states, and we had approximately 1.6 million subscribers with an aggregate market penetration of 13.2%. We offer digital voice and feature services to all of our covered population through our Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, Enhanced Data for GSM Evolution, or EDGE, and Time Division Multiple Access, or TDMA, digital network. For the nine months ended September 30, 2005, we had consolidated total revenue of $885.2 million and net loss applicable to common stockholders of $103.4 million, which includes a loss of $66.4 million relating to the August 23, 2005 preferred stock exchange offer.

Competitive Strengths

We believe our competitive strengths include the following:

Substantial Size and Scale. We are one of the largest rural and suburban providers of wireless communications services in the United States. We believe our scale has enabled us to negotiate favorable prices and other terms from third-party service providers and equipment vendors.

Strong Current Market Position. We have achieved significant market share by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our GSM/GPRS/EDGE technologies, strategic roaming relationships, local sales channels, diverse service offerings, including national, regional and local rate plans, and enhanced data offerings.

Attractive Markets. Most of our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets have an average of four wireless service providers (including us), while larger metropolitan markets typically have six or more wireless service providers. Our markets generally are located near MSAs that have networks operated by our primary roaming partner, Cingular Wireless. Cingular Wireless acquired AT&T Wireless in October 2004 and renamed it New Cingular Wireless Services. For purposes of this prospectus, we refer to New Cingular Wireless Services and Cingular Wireless collectively as "Cingular Wireless." We believe penetration in rural and suburban markets is substantially less than in the major metropolitan markets, providing us with additional growth opportunities. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Most of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.

Advanced Digital Technology.   We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. In 2004, we deployed GSM/GPRS/EDGE technology on our network, which enables us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners that utilize GSM/GPRS/EDGE technology.

Established Operating History in Rural and Suburban Markets.   We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.9 million as of September 30, 2005. We have substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance.

Proven Acquisition and Integration Capabilities.   We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service, marketing, system design, engineering, purchasing, financial, administrative and billing functions.

Strategy

The key elements of our strategy are:

Drive ARPU Growth through GSM Migration.   During 2004, we completed the deployment of our GSM/GPRS/EDGE network in substantially all of our markets and are currently marketing primarily GSM/GPRS/EDGE products. Our average monthly revenue per subscriber, or ARPU, for GSM/GPRS/EDGE subscribers has been, and we expect will continue to be, higher than our ARPU for TDMA subscribers as we focus our sales effort on higher ARPU voice plans and enhanced data services. We believe our GSM/GPRS/EDGE product offering provides a more attractive value proposition to our subscribers compared to our TDMA products, offering rate plans with larger home-rate areas, lower per-minute pricing, more advanced handsets and more extensive data services. As of September 30, 2005, 58% of our subscribers were using our GSM/GPRS/EDGE network.

Locally Focused Management.   Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. This enables us to tailor our marketing and customer service functions to the local market population. We distribute our products primarily through retail outlets, a direct sales force, independent dealers and third party resellers, all of which foster a strong community presence for our products and operations.

Strategic Roaming Relationship.   We have developed a strategic relationship with Cingular Wireless, which operates wireless systems in urban and suburban areas near our wireless systems. Our new roaming agreement with Cingular Wireless allows our subscribers and the subscribers of Cingular Wireless to roam on each other's networks at favorable rates. Our roaming agreement with Cingular Wireless designates us as the preferred provider of roaming service in substantially all of our markets where Cingular Wireless and its affiliates do not have a network, and under certain circumstances, provides that we are the exclusive provider of such services in our markets. See "Business — Roaming." We believe our roaming relationships increase our roaming revenue and allow us to offer our subscribers attractive rate plans that include the footprints of Cingular Wireless and our other roaming partners as "home" territories.

Implementation of GSM/GPRS/EDGE Technology.   In 2004, we deployed GSM/GPRS/EDGE technology over substantially our entire network. GSM/GPRS/EDGE technology is the digital technology being used by our primary roaming partner, Cingular Wireless, and enables us to provide faster data services and provide our customers with smaller, more functional handsets. We expect that the GSM/GPRS/EDGE technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for Cingular Wireless as it continues to convert its subscriber base to service plans utilizing GSM/GPRS/EDGE technology.

Targeted Sales Efforts.   We seek to attract subscribers who will generate high monthly revenue and low churn rates. We believe that our extensive network of local distribution channels and our focus on local customer service promote loyalty from our customers and provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors in areas where locating a direct retail store might not be cost-effective.

Introduce Enhanced Products and Services.   We will continue to evaluate deployment of new and enhanced products and services on an ongoing basis to provide our customers with access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access, including BlackBerry® handheld devices, which we launched in late 2004 and is now available in all of our markets.

Superior Customer Service.   We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.

Recent Developments

On August 12, 2005, our two operating subsidiaries, Dobson Cellular Systems, Inc., or Dobson Cellular, and American Cellular Corporation, or American Cellular, entered into a new, multi-year roaming agreement with Cingular Wireless. See "Business — Roaming."

On August 23, 2005, we completed a private exchange offer and a publicly registered exchange offer with holders of our 12.25% senior exchangeable preferred stock and our 13% senior exchangeable preferred stock. We sometimes refer to the private exchange offer and the publicly registered exchange offer collectively as the "August 23, 2005 exchange offer," and we sometimes refer to our 12.25% preferred stock and our 13% preferred stock collectively as the "preferred stock."

In connection with the August 23, 2005 exchange offer, we issued 28,249,729 shares of Class A common stock and paid $50.2 million in cash for an aggregate of 167,356 shares of preferred stock. We also obtained the consent of the holders of a majority of our 12.25% preferred stock and our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date of the August 23, 2005 exchange offer, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the August 23, 2005 exchange offer. All 167,356 shares of preferred stock repurchased have been canceled. We intend to call a special meeting of stockholders in the near future to seek stockholder approval of the amendments to the certificates of designation. We incurred a loss on this transaction of approximately $66.4 million.

On September 13, 2005, we, through our wholly owned subsidiary, American Cellular, acquired the non-license wireless assets of Endless Mountains Wireless, LLC in Pennsylvania 4 Rural Service Area, or RSA. We will operate Endless Mountains' licensed 850 MHz spectrum under a spectrum manager lease. In March 2006, we will have the right to acquire Endless Mountains' Pennsylvania 4 RSA 850 MHz license, subject to Federal Communications Commission, or FCC, approval at the time of acquisition. If exercised, our acquisition of the license covering the leased spectrum is expected to close in mid-to-late 2006. The total purchase price for all acquired assets, including the FCC license, is approximately $12.2 million. Pennsylvania 4 RSA encompasses a population of 96,600, all of which are incremental to our current service area. Endless Mountains currently provides GSM wireless service to less than 1,000 subscribers. We plan to upgrade

Endless Mountain's network with GPRS/EDGE data capability. We will offer products and services in Pennsylvania 4 RSA under the CELLULARONE® service mark.

On October 4, 2005, we entered into agreements with certain holders of our 12.25% preferred stock and our 13% preferred stock under which the holders agreed to exchange 8,700 shares of 12.25% preferred stock and 30,021 shares of 13% preferred stock for 5,982,040 shares of our Class A common stock and cash consideration of $1.6 million. Upon the closing of these transactions, the aggregate outstanding liquidation preference of the 12.25% senior exchangeable preferred stock and the 13% preferred stock decreased from $71.7 million to $33.0 million. We expect to report a loss on this transaction of approximately $4.3 million in the fourth quarter of 2005.

Preliminary Fourth Quarter Results

We recently announced preliminary results for our fourth quarter ended December 31, 2005. Although complete financial information for the quarter is not available, the following is a summary of the preliminary results.

We expect to report approximately 122,600 total gross subscriber additions for the fourth quarter of 2005, compared with 112,300 for the fourth quarter of 2004.

Postpaid customer churn is expected to be approximately 2.62 percent for the fourth quarter of 2005, compared with 2.82 percent for the third quarter of 2005 and 2.35 percent for the fourth quarter of 2004. Consequently, we expect to report a net subscriber reduction of approximately 22,500 for the fourth quarter of 2005, reflecting a decline in its postpaid customer base of 28,000. For the fourth quarter of 2004, we reported a reduction of 25,600 net subscribers, reflecting a reduction of 33,100 postpaid subscribers.

As of December 31, 2005, approximately 67 percent of our 1,543,400 subscribers were on GSM calling plans, compared with 26 percent of our subscriber base at December 31, 2004. During the fourth quarter of 2005, approximately 84,200 of our TDMA customers migrated to GSM calling plans.

Based on preliminary estimates, we expect to report ARPU for the fourth quarter of 2005 of approximately $46.10, compared with ARPU of $42.17 for the fourth quarter of 2004.

We expect to report approximately 584 million roaming minutes of use (MOUs) for the fourth quarter of 2005, an increase of 46 percent over *pro forma* MOUs of 399 million for the fourth quarter of 2004, reflecting same-store results with acquisitions in all reporting periods.

We expect to report roaming yield of approximately 10.8 cents per minute for the fourth quarter of 2005.

Redemption of Preferred Stock

We recently announced that we have called for redemption of all of our outstanding shares of 12.25% preferred stock and 13% preferred stock. Dividends on the shares of the preferred stock will cease to accrue on the redemption date, which is March 1, 2006.

The cash redemption price for the 12.25% preferred stock is $1,220.38 per share, which represents 100% of the liquidation preference, plus an amount in cash equal to all accumulated and unpaid dividends (including applicable interest for accrued but unpaid dividends) up to, but not including, the redemption date. The cash redemption price for the 13% preferred stock is $1,270.98 per share, which represents 104.333% of the liquidation preference, plus an amount in cash equal to all accumulated and unpaid dividends (including applicable interest for accrued but unpaid dividends) up to, but not including, the redemption date.

As of December 31, 2005, the outstanding liquidation preference of the 12.25% preferred stock was $5 million, and the outstanding liquidation preference of the 13% preferred stock was $28 million. The outstanding liquidation preferences for the preferred stock do not reflect accrued dividends and redemption premiums.

Eligible Telecommunications Carrier Designation

On January 27, 2006, we announced that we had been designated an Eligible Telecommunications Carrier for certain areas of Alaska and Minnesota. As a result of these Eligible Telecommunications Carrier designations, we expect to receive a total of approximately $30 million of federal universal service support annually, based on current funding projects and subscribers counts, of which approximately $25 million is expected to relate to areas located in Alaska served by Dobson Cellular Systems, Inc. and approximately $5 million is expected to relate to areas in Minnesota served by American Cellular Corporation.

The Refinancing

On September 13, 2005, we completed our private offerings of $150.0 million aggregate principal amount of the original notes and $150.0 million aggregate principal amount of 1.50% senior convertible debentures due 2025. In addition, we had granted the initial purchasers of the convertible debentures an option to purchase up to an additional $30.0 million aggregate principal amount of the convertible debentures. On October 13, 2005, the initial purchasers exercised their right to purchase an additional $10.0 million aggregate principal amount of the convertible debentures in a private offering. On October 13, 2005, the aggregate principal amount of convertible debentures outstanding was $160.0 million. The net proceeds from the private offerings, after expenses and deductions, were $303.8 million. On October 17, 2005, we used $294.0 million of restricted cash, along with cash on hand, to pay the redemption price of the entire $299.0 million outstanding principal amount of our 10.875% senior notes due 2010, plus accrued interest and the applicable redemption premium. An approximate loss of $13.6 million, net of income tax, will be recognized in the fourth quarter of 2005, due to the redemption of these 10.875% senior notes. After completion of the refinancing in October 2005, our total indebtedness has been reduced to approximately $2,469.2 million.

We refer to the private offerings of the original notes, the concurrent private offering of our convertible debentures and the redemption of our 10.875% senior notes as the "Refinancing," and we refer to the Refinancing and the recently completed August 23, 2005 and October 4, 2005 exchange offers for our 12.25% preferred stock and 13% preferred stock as the "Transactions."

Corporate Structure

The following chart summarizes the corporate structure and principal debt obligations and preferred stock of Dobson Communications and its principal subsidiaries, including the principal subsidiaries that will be restricted and unrestricted for purposes of the indenture governing the notes, after giving effect to the Refinancing:


Dobson Communications Corporation
8.875% senior notes
Senior floating rate notes
Senior convertible debentures
12.25% senior exchangeable preferred stock
13% senior exchangeable preferred stock
Series F convertible preferred stock
Restricted Group
Unrestricted Group
Dobson Operating Co., LLC
DCC PCS, Inc.
Cellular One Properties, LLC
Wireless Investments, Inc.
American Cellular Corporation
10% senior notes
9.5% senior subordinated notes
Dobson Cellular Systems, Inc.
Senior secured credit facility
8.375% senior secured notes
Senior secured floating rate notes
9.875% senior secured notes
Subsidiaries
Subsidiaries

We were incorporated in Oklahoma on February 3, 1997. Our principal executive offices are located at 14201 Wireless Way, Oklahoma City, Oklahoma 73134. Our telephone number is (405) 529-8500.

Summary of the Exchange Offer

On September 13, 2005, we completed the private offering of the original notes. We entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to deliver to you this prospectus and to complete the exchange offer within 210 days after the issuance of the original notes. You are entitled to exchange in the exchange offer your outstanding original notes for exchange notes which have substantially identical terms. If the exchange offer is not completed by April 11, 2006 or a shelf registration statement is not declared effective, then we will pay additional interest to holders of the original notes.

Below is a summary of the exchange offer.

Securities Offered	Up to $150,000,000 aggregate principal amount of Senior Floating Rate Notes due 2012 that have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes. The exchange notes, however, will not contain transfer restrictions, registration rights and additional interest applicable to the original notes.
The Exchange Offer	We are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding original notes.
	In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there is $150,000,000 aggregate principal amount of the original notes outstanding. We will issue exchange notes promptly after the expiration of the exchange offer.
Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to other issuers in exchange offers like ours, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

- you are acquiring the exchange notes in the ordinary course of your business;

- you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

- you are not an "affiliate," as defined under Rule 405 of the Securities Act, of Dobson Communications.

By signing the letter of transmittal and exchanging your original notes for exchange notes, as described below, you will be making representations to this effect.

If you are an affiliate of Dobson Communications, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:

    (1) you cannot rely on the applicable interpretations of the staff of the SEC; and

    (2) you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

We cannot guarantee that the SEC would make a similar decision about our exchange offer. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge in a letter of transmittal that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes. See "Plan of Distribution."

Furthermore, any broker-dealer that acquired any of its original notes directly from Dobson Communications:

- may not rely on the applicable interpretation of the staff of the SEC's position contained in Morgan, Stanley & Co., Inc., SEC no-action letter (June 5, 1991), Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

- must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Expiration Date	12:00 Midnight, New York City time, on unless we extend the expiration date.
Accrued Interest on the Exchange Notes and Original Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See "Description of the Exchange Offer — Conditions to the Exchange Offer" for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes	Except as described in the section titled "Description of the Exchange Offer — Guaranteed Delivery Procedures," if you hold original notes and want to accept the exchange offer, you must either:
	• transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or
	• if original notes are tendered in accordance with the book-entry procedures described in this prospectus, you must arrange for the Depository Trust Company to give the exchange agent the required information for a book entry transfer.
	See "Description of the Exchange Offer — Procedures for Tendering."
Special Procedures for Beneficial Holders..........................	If you are the beneficial holder of original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See "Description of the Exchange Offer — Procedures for Tendering."
Guaranteed Delivery Procedures	If you wish to tender your original notes and you cannot deliver the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your original notes by following the guaranteed delivery procedures under the heading "Description of the Exchange Offer — Guaranteed Delivery Procedures."
Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have any further registration or exchange rights and your original notes will continue to be subject to transfer restrictions. These transfer restrictions and the availability of the exchange notes could adversely affect the trading market for your original notes. However, even if you do not tender your original notes, your original notes will remain outstanding and continue to accrue interest.
Withdrawal Rights	Tenders may be withdrawn at any time before 12:00 Midnight, New York City time, on the expiration date.
Acceptance of Original Notes and Delivery of Exchange Notes	Subject to the conditions stated in the section "The Exchange Offer — Conditions to the Exchange Offer" of this prospectus, we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 12:00 Midnight, New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date. See "Description of the Exchange Offer — Terms of the Exchange Offer."

Material Federal Income Tax Consequences	Your exchange of original notes for exchange notes to be issued in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations."
Exchange Agent	<u>Bank of Oklahoma, National Association</u> is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading "Description of the Exchange Offer — Exchange Agent."
Absence of Appraisal Rights	As a holder of original notes, you are not entitled to appraisal or dissenters' rights under Oklahoma law, the indentures governing the original notes or the indentures that will govern the exchange notes. See "Description of the Exchange Offer — No Appraisal or Dissenters' Rights."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay all expenses incident to the exchange offer. See "Use of Proceeds."

Summary of the Terms of the Exchange Notes

The terms of the exchange notes we are issuing in the exchange offer and the original notes are identical in all material respects, except that:

- the exchange notes will have been registered under the Securities Act;

- the exchange notes will not contain transfer restrictions and registration rights that relate to the original notes; and

- the exchange notes will not contain provisions relating to the payment of additional interest to be made to the holders of the original notes under circumstances related to the timing of the exchange offer.

The exchange notes will evidence the same debt as the original notes and will be governed by the same indenture. A brief description of the material terms of the exchange notes follows:

Issuer . . . . Dobson Communications Corporation.

Exchange Notes Offered . . . . $150,000,000 in aggregate principal amount of Senior Floating Rate Notes due 2012.

Maturity Date . . . . October 15, 2012.

Interest Rate . . . . LIBOR plus 4.25% per annum, reset quarterly.

Interest Payment Dates . . . . Interest on the original notes began accruing on September 13, 2005, the date we issued the original notes. Interest on the notes is payable quarterly in cash on January 15, April 15, July 15 and October 15. The first interest payment date for the exchange notes will be <u>April 15</u>, 2006, subject to the completion of the exchange offer.

Ranking . . . . The notes will be:

- effectively subordinated to our existing and future secured indebtedness to the extent of the collateral securing that indebtedness, and to the existing and future liabilities of our subsidiaries;

- equal in right of payment to all of our existing and future unsecured senior indebtedness; and

- senior in right of payment to our future subordinated indebtedness.

As of September 30, 2005, on an as adjusted basis to give effect to the Transactions:

- Dobson Communications' restricted subsidiaries had $825.0 million of indebtedness, consisting of Dobson Cellular's senior secured notes, together with $75.0 million of unused secured revolving credit availability, and Dobson Communications' unrestricted subsidiaries had $914.5 million of indebtedness;

- Dobson Communications had $729.7 million of senior indebtedness and is a guarantor of Dobson Cellular's senior secured indebtedness, which is secured by a pledge of the capital stock of Dobson Operating Co., LLC; and

- Dobson Communications had $164.1 million aggregate outstanding liquidation preference of preferred stock, all of which are subordinated to the notes and $33.0 million of which is mandatorily redeemable prior to the maturity of the notes.

Guarantees........................	The notes will not be guaranteed by any of Dobson Communications' subsidiaries. In addition, American Cellular and its subsidiaries will not be restricted subsidiaries for purposes of the indenture governing the notes.
Optional Redemption..............	At any time on or after October 15, 2007, we may redeem all or a part of the notes at the redemption prices listed in "Description of the Exchange Notes — Optional Redemption," plus accrued and unpaid interest and additional interest, if any, to the redemption date.
	Prior to October 15, 2007, we may use the proceeds of certain equity offerings to redeem up to 35% of the original principal amount of the notes at a redemption price of 100% of their principal amount, plus a premium equal to the interest rate per year that is applicable to the notes on the date on which notice of redemption is given, plus accrued and unpaid interest and additional interest, if any, to the redemption date.
Mandatory Offer to Purchase........	If we experience specific kinds of changes of control, we will be required to offer to repurchase all of the notes at 101% of the principal balance plus accrued and unpaid interest and additional interest, if any. If we sell certain assets and do not apply the proceeds for specified purposes, we will be required to make an offer to repurchase part or all of the notes at 100% of the principal balance plus accrued and unpaid interest and additional interest, if any.
Covenants.......................	We issued the original notes, and will issue the exchange notes, under an indenture with Bank of Oklahoma, National Association, as trustee. The indenture limits our ability and the ability of our restricted subsidiaries to:

- sell assets;

- pay dividends or distributions on equity, purchase or redeem junior securities and make certain investments;

- incur additional indebtedness;

- create or incur liens;

- place restrictions on distributions and other payments from restricted subsidiaries;

- merge or consolidate with or transfer substantial assets to another entity;

- enter into sale and leaseback transactions;

- engage in transactions with affiliates; or

- engage in any business other than permitted businesses.

See "Description of the Exchange Notes — Covenants." Our obligation to comply with certain of these covenants will terminate if the notes receive an investment grade rating from at least two ratings agencies.

No Prior Market; No PORTAL Listing . . . . The exchange notes will be new securities for which there is currently no market. Although the initial purchasers have informed us that they intend to make a market in the notes, they are not obligated to do so and they may discontinue any market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained. The original notes were eligible for trading on The PORTAL Market of the National Association of Securities Dealers, Inc. However, the exchange notes will not be eligible for trading in The PORTAL Market.

Risk Factors

Prior to deciding whether to exchange any original notes for exchange notes, you should carefully consider all of the information contained in this prospectus, including the information set forth under the heading "Risk Factors."

RISK FACTORS

You should carefully consider the risks and uncertainties described throughout this prospectus, including those described below, before you decide to exchange your original notes for exchange notes. The Risk Factors below apply to both original notes and exchange notes.

Risks Related to the Notes

Our substantial indebtedness and preferred stock could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

At September 30, 2005, on an as adjusted basis to give effect to the Transactions, we had approximately $2.5 billion aggregate principal amount of notes outstanding and $164.1 million aggregate liquidation preference of preferred stock outstanding on a consolidated basis. Our substantial indebtedness could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to the notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds.

The indenture pursuant to which the notes will be issued will restrict our ability and the ability of our restricted subsidiaries to incur additional debt. However, we may be able to incur substantial additional indebtedness in the future, including under the terms of our indentures and Dobson Cellular's senior secured credit facility, some or all of which may be secured. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

To service our indebtedness, make payments on our preferred stock and fund our working capital, capital expenditures and research and development efforts, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and preferred stock and to fund working capital, planned capital expenditures, including for network optimization and spectrum procurement, and research and development efforts will depend on our ability and the ability of our subsidiaries to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, or future borrowings will be available to us under Dobson Cellular's senior secured credit facility in an amount sufficient to enable us to make required payments on our indebtedness, including the notes in this exchange offer, or to fund our other liquidity needs. If we do not generate sufficient funds to service our indebtedness and fund our other liquidity needs, we may not be able to fund our capital expenditures, which could affect the quality of our networks and lead to increased customer turnover, or churn, and adversely affect our roaming relationships. It might also reduce the amount we spend on marketing and subscriber acquisition, which could affect our ability to add new subscribers.

We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including Dobson Cellular's senior secured credit facility and these notes, on commercially reasonable terms or at all, which could cause us to default on our debt obligations and impair our liquidity. A substantial portion of our indebtedness and preferred stock matures or becomes mandatorily redeemable before the notes mature. Of the $825.0 million aggregate principal amount of Dobson Cellular's senior secured notes, $500.0 million will mature before the maturity date of the notes. In addition, all of the $5.2 million aggregate liquidation preference of our 12.25% senior exchangeable preferred stock and $27.8 million aggregate liquidation preference of our 13% senior exchangeable preferred stock will become mandatorily redeemable before the maturity date of the notes. In addition, Dobson Cellular may borrow up to $75.0 million under its senior secured credit facility, subject to the terms of that facility, which matures in October 2008.

The restrictive covenants in our debt and preferred stock instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under our debt instruments even though we may be able to meet our debt service obligations.

The instruments governing our debt and preferred stock instruments impose significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to incur additional indebtedness, pay dividends, repay junior indebtedness, sell assets, make investments, engage in transactions with affiliates, engage in sale and leaseback transactions, create liens and engage in certain types of mergers or acquisitions. Our future debt instruments may have similar or more restrictive covenants. These restrictions could limit our ability to obtain future financings, make capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the note holders or lenders under any debt instrument could declare a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations and, because our indebtedness has cross-default and cross-acceleration provisions, could cause all of our debt to become immediately due and payable.

We cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. In addition, the capital stock of Dobson Operating Co. and Dobson Cellular and substantially all of Dobson Cellular's assets are subject to liens in favor of the lenders under Dobson Cellular's senior secured credit facility and the holders of Dobson Cellular's senior secured notes. This may further limit our and Dobson Cellular's flexibility in obtaining secured or unsecured financing in the future.

Your right to receive payments on the notes will be effectively subordinated to the rights of any of our existing and future secured creditors.

The lenders under our existing and future secured indebtedness, including Dobson Cellular's senior secured credit facility and senior secured notes, will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. If any of the foregoing events occurs, we cannot assure you that there will be sufficient assets to pay some or all of the amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness, if anything.

Because we are a holding company and depend entirely on cash flow from our subsidiaries to meet our obligations, your right to receive payment on the notes will be effectively subordinated to our subsidiaries' obligations.

The notes will be obligations exclusively of Dobson Communications and will not be guaranteed by any of our subsidiaries. Our cash flow and our ability to service our debt, including the notes, depends on the earnings of our subsidiaries and on the distribution of earnings, loans or other payments to us by our subsidiaries.

Our subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividend, distribution, loan or other payments. In addition, the ability of our subsidiaries to make any dividend, distribution, loan or other payment to us could be subject to statutory restrictions and is subject to contractual restrictions, including under Dobson Cellular's senior secured credit facility and the indentures governing Dobson Cellular's senior secured notes and American Cellular's 10% senior notes due 2011. The indenture governing the notes will permit our subsidiaries to enter into agreements in the future that restrict their ability to pay dividends or make distributions, loans or other payments to us. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and their business considerations.

Our right to receive any assets of our subsidiaries upon their bankruptcy, liquidation, dissolution, reorganization or similar proceeding, and therefore your right to participate in those assets, will be effectively subordinated to the claims of those subsidiaries' creditors, including trade creditors. In addition, even if Dobson Communications were a creditor of one or more of our subsidiaries, our rights as a creditor would be subordinated to any security interest in the assets of those subsidiaries and any debt of our subsidiaries senior to that held by us. As a result, the notes will be effectively subordinated to all liabilities, including trade payables, of our current and future subsidiaries. The covenants in Dobson Cellular's senior secured credit facility and the indentures governing Dobson Cellular's senior secured notes and American Cellular's 10% senior notes will also restrict the operations of some of our subsidiaries, including in some cases the ability of our subsidiaries to make distributions to us. Because we depend on the cash flow of our subsidiaries to meet our own obligations, including with respect to the notes, these types of restrictions could impair our ability to make scheduled interest payments on the notes and to pay the principal at maturity. As of September 30, 2005, the original notes were effectively subordinated, on an as adjusted basis to give effect to the Transactions, to $2.5 billion of liabilities of our subsidiaries.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon a change of control triggering event, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, we may not have sufficient funds at the time of the change of control triggering event to make the required repurchase of notes or any similar repurchases that may be required, pursuant to the instruments governing our other indebtedness. In addition, restrictions in Dobson Cellular's senior secured credit facility or any other future indebtedness may not allow such repurchases. However, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture. See "Description of the Exchange Notes — Repurchase at Option of Holders."

Each of American Cellular, DCC PCS, Inc. and Wireless Investments, Inc. will not be restricted by the indenture governing the notes.

The notes are obligations of Dobson Communications. None of American Cellular, DCC PCS, Inc. and Wireless Investments, Inc. is restricted by the indenture governing the notes.

Risks Related to the Exchange Offer

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes would be adversely affected. See "Description of the Exchange Offer — Consequences of Failure to Exchange Original Notes" for a discussion of the possible consequences of failing to exchange your original notes.

You may find it difficult to sell your exchange notes because there is no existing trading market for the exchange notes.

You may find it difficult to sell your exchange notes because an active trading market for the exchange notes may not develop. There is no existing trading market for the exchange notes. We do not intend to apply for listing or quotation of the exchange notes on any exchange, and so we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Although the initial purchasers of the original notes, previously informed us that they intend to make a market in the exchange notes, they are not obligated to do so, and any market-making may be discontinued at any time without notice. As a result, the market price of the exchange notes, as well as your ability to sell the exchange notes, could be adversely affected.

Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that:

- exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, or

- resells exchange notes it received for its own account in the exchange offer, may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

In addition to broker-dealers, any holder that exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that holder.

Risks Related to Our Business and Industry

We have a history of net losses. We may incur additional losses in the future and our operating results have and could continue to fluctuate significantly on a quarterly and annual basis.

We sustained losses from continuing operations of $96.7 million for the nine months ended September 30, 2005, $40.2 million for the nine months ended September 30, 2004, $52.1 million for the year ended December 31, 2004 and $50.7 million for the year ended December 31, 2003. We may incur additional losses during the next several years while we continue to expend funds to develop our wireless systems and grow our subscriber base.

In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside of our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless systems, and fluctuations in the demand for our services. We cannot assure you that we will achieve or sustain profitability.

We depend on roaming revenue for a substantial portion of our total revenue. If our long-term roaming agreements are terminated or the terms of such arrangements become less favorable to us, or the amount of roaming traffic under these agreements decrease materially, our business could be harmed.

Our roaming revenue accounted for approximately 22% of our operating revenue for the nine months ended September 30, 2005, 20% of our operating revenue for the nine months ended September 30, 2004, 20%

of our operating revenue for the year ended December 31, 2004 and 27% of our operating revenue for the year ended December 31, 2003. Cingular Wireless accounted for the vast majority of our roaming minutes-of-use and roaming revenue for these periods. On August 12, 2005, we entered into a new roaming agreement with Cingular Wireless. See "Business — Roaming." We have experienced, and may in the future experience, declines in our roaming traffic as a result of our roaming partners limiting the ability of their subscribers to roam on our network, particularly in areas where they also provide wireless services. The loss of this roaming traffic could adversely affect our results. With the exception of certain provisions of our operating agreements with Cingular Wireless, generally our roaming agreements do not prohibit our roaming partners from competing directly with us in our markets.

Cingular Wireless may terminate our preferred roaming provider status if we fail to maintain certain technical and quality standards or if we experience a change in control (as defined in our roaming agreement). Our roaming agreement with Cingular Wireless is scheduled to expire on August 12, 2009 and the noncompetition provisions are scheduled to expire June 30, 2008. Cingular Wireless may terminate the noncompetition provisions of our operating agreements if we (a) fail to timely complete our build-out of our GSM network, (b) fail to meet certain technical and quality standards or (c) otherwise breach our agreements with it. To the extent Cingular Wireless terminates our preferred roaming status, enters into preferred roaming agreements with our competitors or competes against us in our markets, it may materially adversely affect our roaming revenue.

Our roaming partners may terminate their agreements with us if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use. Moreover, we cannot assure you that any of our roaming agreements will not be terminated or renegotiated on terms that are less favorable to us. In addition, these agreements provide for scheduled declining roaming rates over the next several years.

In addition, the loss of subscribers by Cingular Wireless could adversely affect our revenue because their loss of customers means that there may be fewer subscribers to roam on our networks.

The merger of Cingular Wireless and AT&T Wireless has had, and may continue to have, an adverse effect on the volume and growth of roaming minutes we receive from Cingular Wireless.

The combined Cingular Wireless and New Cingular Wireless Services GSM network covers approximately 36% of our covered POPs. We generate significant roaming revenue from Cingular Wireless and New Cingular Wireless Services. The combination of Cingular Wireless and AT&T Wireless has resulted in fewer areas where the combined companies will need to utilize our network to allow its customers to roam. The combination has had, and may continue to have, an adverse effect on the volume and growth of roaming minutes we receive from Cingular Wireless and New Cingular Wireless Services.

We depend on roaming partners to provide service for our subscribers who travel outside of our coverage areas.

We rely on agreements with other wireless communications service providers to provide roaming capabilities to our customers in the areas of the United States that our network does not serve. We may not be able to obtain or maintain roaming agreements with other providers on terms that are acceptable to us. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we provide, the prices of a roaming call may not be competitive with prices of other wireless providers for such call, and our customers may not be able to use any of the advanced features, such as voicemail notification, that are available within our network.

Our implementation of a new technology has resulted in network capacity constraints, heightened customer churn and increased costs.

Our networks primarily utilize two distinct digital voice technologies — GSM/GPRS/EDGE and TDMA. GSM/GPRS/EDGE has become the predominant global standard. During 2004, we deployed GSM/GPRS/EDGE technology on substantially all of our networks. However, we have experienced and may continue to experience general periodic technical difficulties and network coverage issues as we implement GSM/GPRS/EDGE, which may adversely affect the reliability of our network and the quality of our service. In addition, we have expended, and may need to continue to expend additional capital to address these reliability issues, which may include costs associated with engineering, additional equipment and the need for additional spectrum in certain markets. These costs may be significant. As customers migrate from TDMA to GSM/GPRS/EDGE service, some have perceived shortcomings in the coverage and quality of GSM/GPRS/EDGE service which in some cases has led them to switch from our service to the offerings of a competitor, thereby increasing our churn rate. Increased churn rates may adversely affect our revenues and profitability and may damage our reputation, which could affect our ability to attract new subscribers. In addition, network quality issues could affect our roaming arrangements. We have experienced network capacity constraints relating to the initial migration of our TDMA customers to GSM/GPRS/EDGE and continue to attempt to address these issues. To the extent we are required to spend significant amounts on our network, we will have less money available for marketing and subscriber acquisition activities, which would affect the number of new subscribers.

Our transition from TDMA to next generation technologies could continue to have a negative impact on customer satisfaction and retention and our financial results.

During 2004, we completed overlaying GSM/GPRS/EDGE networks on our existing TDMA networks, and our customers using TDMA handsets have begun migrating to handsets using the upgraded technology. As these customers migrate and as roaming usage by our roaming partners' GSM/GPRS/EDGE or TDMA customers increases, we must allocate spectrum and capacity based on anticipated customer usage of the existing and new technologies. If we do not allocate spectrum and capacity appropriately, our service quality could suffer, and our customer satisfaction and retention could decrease, which could have an adverse effect on our results of operations. In addition, as our current customers migrate from TDMA handsets to GSM/GPRS/EDGE handsets, our cost of equipment may increase as a result of increases in handset subsidies that we give to subscribers purchasing new handsets. In addition, transitioning spectrum capacity from TDMA networks to GSM/GPRS/EDGE networks also leads to increases in equipment costs. In certain markets, we may need additional spectrum. We cannot assure you that additional spectrum will be available on acceptable terms or that we will have sufficient sources of financing.

Further, reliance on our customer service functions may increase as we upgrade our wireless systems. Our inability to timely and efficiently meet the demands for these services could lead to customer dissatisfaction and decreased retention. We may also experience increased billing and technical support costs as a result of maintaining both TDMA and upgraded networks in our service areas, which would adversely affect our results of operations.

As we dedicate more resources to new GSM/GPRS/EDGE voice technology, our TDMA offerings could become less attractive, resulting in a loss of customers and reduced profitability.

We expect to continue operating our TDMA network for the foreseeable future as customers migrate to GSM/GPRS/EDGE technology. Due to our decision to overlay our TDMA network with GSM/GPRS/EDGE technology, we may not upgrade our TDMA network with the same robust features as our GSM networks. Furthermore, as we dedicate more spectrum to GSM/GPRS/EDGE, our remaining TDMA customers may experience difficulties in using our services. In addition, as we introduce and market GSM/GPRS/EDGE service, we may price GSM/GPRS/EDGE products and services at more attractive levels than TDMA products and services to encourage our customers to migrate to GSM/GPRS/EDGE service. Manufacturers are not expected to produce innovative TDMA handsets with the same multiplicity of features and attractiveness of design as handsets using other technologies. All of these potential developments could drive our TDMA customers to our competitors rather than to our GSM/GPRS/EDGE offerings and thereby reduce our market share and profitability.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.

Our technical infrastructure (including our network infrastructure for mobile telecommunications services and our internal network infrastructure supporting functions such as billing and customer care) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, earthquakes, terrorism, intentional wrongdoing and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic, higher churn, reduced revenues, and increased costs, and could harm our reputation and have a material adverse effect on our business.

We have committed a substantial amount of capital to upgrade our wireless voice networks to offer advanced data services, but there can be no assurance that widespread demand for these services will develop.

While demand for our advanced data services is growing, it is currently a small portion of our revenues. Continued growth in wireless data services is dependent on increased development and availability of popular applications and improved availability of handsets and other wireless devices with features, functionality and pricing desired by customers. EDGE is a new technology and a limited number of applications and devices designed to operate on this technology are currently available. If applications and devices are not developed or do not become commercially acceptable, our revenues and competitive position would be materially and adversely affected. We cannot give assurance that there will be significant demand for advanced wireless data services or that data revenues will constitute a significant portion of our total revenues in the near future, nor can we provide assurance that this demand will develop at a level that will allow us to earn a reasonable return on our investment.

Our choice for the next generation of technology, EDGE, is a new technology and could quickly become obsolete and/or not commercially accepted, which could result in a delay in offering new services.

New high-speed wireless services are now being offered by wireless carriers in the United States. These services combine the attributes of faster speed, greater data capability, better portability and greater functionality than services provided over existing second-generation networks. We have chosen the EDGE technology to enhance the performance of our network to accommodate these new services. Cingular Wireless also has chosen EDGE, but we believe that there will be multiple, competing technological standards, several options within each standard, vendor-proprietary variations and rapid technological innovation. Other technologies could emerge as preferred data networks for some services and, if those technologies are widely accepted, we may miss the opportunity to offer those services because of our technology choice. There is a risk that EDGE could be inadequate or become obsolete. In addition, EDGE could receive less active support from equipment vendors and/or be less commercially accepted by users, which could be detrimental to our competitive position, financial condition and results of operations.

We face intense competition from other wireless providers.

The wireless telecommunications industry is highly competitive. The viability of our business will depend upon, among other things, our ability to compete with other providers of wireless telecommunications services, especially on price, reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Some of the providers with which we compete have significant infrastructure in place and have been operational for many years with substantial existing subscriber bases and may have greater capital resources than we do.

As the FCC continues to allocate spectrum to new entrants, we will face new competitors for both mobile and fixed telecommunications services. We will also compete with resellers of wireless communications services in each of our markets. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition, the development and deployment of new technologies, products and services, changes in consumer preferences and demographic trends. With many of our competitors targeting the same customers, we may not be able to attract and retain customers and grow our customer base.

We may not be able to obtain additional spectrum, which may adversely affect our ability to implement our business plan.

We also may be required to obtain additional spectrum in our service areas to facilitate upgrades of our existing networks. We may seek to acquire additional spectrum, including through participation as a bidder, or member of a bidding group, in auctions administered by the FCC. We may not be able to acquire any additional spectrum or the additional capital necessary for such acquisition may not be available to us on acceptable terms or at all. If sufficient additional capital is not available to us for any such spectrum acquisition, the amount of funding available to us for our existing business would be reduced. In some of our service areas, additional spectrum may not be available on commercially reasonable terms or at all. The acquisition of additional spectrum also requires approval by the FCC. Failure to obtain additional spectrum may cause delays in our upgrades or result in other network issues, which could have a negative impact on our roaming arrangements.

We may be adversely affected by customer churn and other issues resulting from wireless local number portability.

Wireless local number portability, or WLNP, allows customers to keep their wireless phone number when switching to a different service provider. The FCC required wireless carriers to implement WLNP when requested by another carrier in the largest 100 MSAs by November 24, 2003, and by May 24, 2004 outside the largest 100 MSAs. We implemented WLNP in all of our markets by the deadline, but portability problems resulting from other carriers' actions may nevertheless adversely affect us and/or our customers or prospective customers. The FCC has acknowledged that some carriers outside the largest 100 MSAs do not appear to be prepared to port numbers to other carriers. Also, a number of small landline carriers in rural areas have sought suspensions or modifications of the number portability requirement from state public utilities commissions. As a result of all these factors, there may be consumer confusion about the consumer's ability to transfer a phone number from one carrier to another, and the porting process itself may not go smoothly because of other carriers' lack of readiness.

Our customer churn has increased recently which we believe is due in part to the impact of WLNP. We anticipate WLNP will continue to adversely affect our churn rate and may also increase price competition. We may be required to grant promotional credits, subsidize product upgrades, and/or reduce pricing to match competitors' initiatives and to retain customers, which could adversely impact our operating results.

We may experience a high rate of customer turnover, which would adversely affect our financial performance.

Due to significant competition in the industry and general economic conditions, among other things, an increase in our churn rate may occur and our future rate of customer turnover may be higher than our historical rate or projections. A high rate of customer turnover adversely affects our competitive position, liquidity, results of operations and costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize a significant portion of the costs of initial purchases of handsets by new customers. Factors that may contribute to higher churn include inability or unwillingness of customers to pay resulting in involuntary deactivations, customer mix and credit class, and, in particular, sub-prime credit class customers, customer credit terms, deposit requirements for sub-prime customers, number of customers receiving services under contracts with terms of a year or greater, attractiveness of competitors' products, services and pricing, network coverage and performance relative to competitors, customer service, and other competitive factors, including the implementation by the FCC of WLNP.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

The wireless telecommunications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Market prices for wireless service may continue to decline in the future.

Market prices for wireless services have declined over the last several years and may continue to decline in the future due to increased competition. While we try to maintain or grow our ARPU, we cannot assure you that we will be able to do so. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors. If market prices continue to decline it could adversely affect our revenue, which would have a material adverse effect on our financial condition and results of operations.

The wireless industry is also experiencing significant technological change. Cable companies and other competitive carriers are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in increased competition for telecommunications services for both the wireless and wireline industry.

As a result of these changes, the future prospects of the wireless and wireline industry and the success of our services remain uncertain.

We may not be able to successfully integrate acquired or exchanged properties, which could have an adverse effect on our financial results.

We seek to improve our networks and service areas through selective acquisitions of other providers' properties and other assets, and we may exchange our properties or assets for those properties and assets. We will be required to integrate into our operations any properties we acquire, which may have network technologies, billing systems, customer care systems, and other operational characteristics that differ significantly from those of our networks. If we are unsuccessful in integrating such acquisitions or exchanges, our results of operations may be harmed.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we may not be able to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis or favor our competition over us, our subscriber growth and operating results of our operating companies could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel and Ericsson. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms on a timely basis or at all.

We depend in large part on the efforts of our key personnel. The loss of our key personnel in a competitive employment environment could affect our growth and future success.

Our future success depends in large part on the continued employment of our key employees. There is intense competition for qualified personnel in our industry, and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition depends upon qualified personnel successfully implementing our business plan. If we lose any of our key employees, our business could be adversely affected.

Our operations are subject to governmental regulation that could have an adverse effect on our business.

The telecommunications industry is subject to federal, state and other regulations that are continually evolving. The FCC and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the 1996 Act, as well as in furtherance of other regulatory objectives. We are subject to siting regulations which could materially affect our ability to build new cell sites and expand our coverage.

As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on our results of operations. For a more detailed description of the regulatory framework we operate in, see "Business — Regulation."

Further, federal or state governments could make regulations or take other actions that might have a material adverse effect on our business. The changes could materially and adversely affect our business prospects and operating results.

The loss of any of our licenses could adversely affect our ability to provide wireless service.

In the United States, cellular, personal communications services and microwave licenses are valid for ten years from the effective date of the license. Failure to renew a license will result in the loss of a licensee's right to use the frequencies covered by the expired license. Licensees may renew their licenses for additional ten-year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Although to date the FCC has renewed each of our licenses for which a renewal application was required for a new ten-year term, the FCC may deny our license renewal applications for cause after appropriate notice and hearing. Denial of any renewal application could adversely affect our ability to continue to provide service in that license area.

We are subject to additional regulatory risks that could adversely affect our business.

We are subject to siting and zoning regulation that could materially affect our ability to build new cell sites and expand our coverage. In addition, all telecommunications service providers are obligated to contribute to the federal Universal Service Fund in accordance with a formula presently based upon a percentage of interstate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal Service Funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

Concerns that the use of wireless handsets may pose health and safety risks may discourage the use of our wireless handsets. In addition, the costs relating to compliance with safety requirements, requirements to provide access to persons with disabilities, and potential litigation could have a material adverse effect on our business, financial condition and results of operations.

Media reports have suggested and lawsuits have been filed against wireless service providers, including us, and equipment manufacturers alleging that radio frequency emissions from wireless handsets may be linked with health risks, including cancer, and interference with various electronic medical devices, including hearing aids and pacemakers. To the extent we are named in any such litigation, we will be forced to defend ourselves. If we do not prevail in such litigation, or are forced to pay damages, we could experience a material adverse effect on our business, financial condition or results of operations.

Due to our size, we are unable to influence the design and manufacturing of wireless equipment. Concerns over radio frequency emissions may discourage the use of wireless communications devices, which could adversely affect our business. In addition, the FCC requires that certain transmitters, including mobile and portable transmitting devices used in wireless handsets, meet specific radio frequency exposure standards. The FCC also requires that providers of telecommunications services ensure that the services are accessible to and usable by individuals with disabilities, if readily achievable. Compliance with any new restrictions could materially increase our costs.

Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further government regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental regulation and environmental compliance expenditures and liabilities.

Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property underlying our tower sites. Compliance with these laws and regulations is a factor in our business. We have incurred and expect to continue to incur expenditures to comply with applicable environmental laws and regulations. Moreover, some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Based on the environmental site assessments conducted for owned or leased sites, we are not aware of any existing conditions that are likely to result in material costs or liabilities to us. However, there can be no assurance that such conditions do not exist or that all potential instances of soil or groundwater contamination have been identified, even where site assessments have been conducted. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

We are controlled by Dobson CC Limited Partnership through its ownership of our Class B common stock.

As of November 1, 2005, Dobson CC Limited Partnership, or DCCLP, owned shares of our common stock representing approximately 56.9% of the total voting power of our outstanding common stock. Under the federal securities laws, we are deemed to be controlled by Everett R. Dobson and Stephen T. Dobson. DCCLP will be able to control the election of a majority of the members of our board of directors and the vote on substantially all other matters, including significant corporate transactions such as the approval of a merger or other transactions involving a sale of us.

The interests of DCCLP may conflict with the interests of our other security holders. DCCLP may take action it believes will benefit its equity investment in us even though such actions might not be in your best interests as a holder of our notes.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "anticipates," "expects," "plans," "intends" and similar expressions. We base these statements on certain assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected further developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include those described under "Risk Factors," including the following:

- our substantial leverage and debt service requirements;

- pricing, market strategies, growth, consolidation and other activities of competitors;

- the effect of economic conditions in our markets;

- the regulatory environment in which we operate;

- our ability to maintain and increase our roaming revenue;

- our implementation of new technology; and

- customer satisfaction and retention.

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.

You should read carefully the factors described in the "Risk Factors" section of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange the original notes of like principal amount, the terms of which are identical in all material respects to the exchange notes. The original notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer.

The net proceeds of the sale of the original notes together with the concurrent offering of our convertible debentures (after deducting expenses and discounts to the initial purchasers) were approximately $303.8 million. On October 17, 2005, we used the net proceeds of the Refinancing, together with $21.1 million of cash on hand, to redeem the entire $299.0 million outstanding aggregate principal amount of our 10.875% senior notes, plus accrued interest and related premium.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain historical consolidated financial and other data with respect to each of the nine months ended September 30, 2005 and 2004 and the five years in the period ended December 31, 2004. The historical consolidated financial data has been derived from our audited consolidated financial statements. The historical consolidated financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes thereto included in the Financial Statements and Supplementary Data.

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,				
	2005	2004	2004	2003(1)	2002	2001	2000
	($ in thousands except per share data)						
Statement of Operations Data:							
Total operating revenue	$ 885,243	$ 758,553	$ 1,023,482	$ 735,754	$ 516,770	$ 487,374	$ 378,140
Operating expenses:							
Cost of service (exclusive of depreciation and amortization items shown separately below)	219,214	185,457	255,308	173,436	138,240	138,565	91,647
Cost of equipment	96,777	81,647	108,968	56,612	40,331	43,917	40,144
Marketing and selling	105,484	95,763	128,691	79,547	61,581	62,089	55,370
General and administrative	144,844	131,725	179,525	106,108	66,473	60,508	52,219
Depreciation and amortization ..	151,012	141,539	192,818	119,424	75,181	155,724	132,152
Gain on disposition of operating assets	(2,371)	—	—	—	—	—	—
Total operating expenses	714,960	636,131	865,310	535,127	381,806	460,803	371,532
Operating income	170,283	122,422	158,172	200,627	134,964	26,571	6,608
Interest expense	(184,457)	(161,477)	(219,658)	(138,148)	(108,331)	(129,154)	(122,823)
Gain (loss) from extinguishment of debt	—	5,739	40,401	(52,277)	2,202	—	(32,882)
(Loss) gain on redemption and repurchases of mandatorily redeemable preferred stock ..	(66,383)	6,478	6,478	(26,777)	—	—	—
Dividends on mandatorily redeemable preferred stock ..	(21,391)	(25,197)	(32,075)	(30,568)	—	—	—
Other income (expense), net ..	2,611	2,230	3,121	3,829	(1,636)	11,243	9,078
Minority interests in income of subsidiaries(2)	(6,823)	(3,514)	(4,867)	(6,541)	(6,521)	(5,517)	(3,903)
Loss from investment in joint venture	—	—	—	—	(184,381)	(69,181)	(50,293)
Income tax benefit (expense) ..	9,443	13,139	(3,635)	(845)	52,177	36,644	54,422
Loss from continuing operations ..	(96,717)	(40,180)	(52,063)	(50,700)	(111,526)	(129,394)	(139,793)

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,				
	2005	**2004**	**2004**	**2003(1)**	**2002**	**2001**	**2000**
			($ in thousands except per share data)				
Discontinued operations:							
Income (loss) from discontinued operations, net of income taxes	—	443	443	11,945	24,454	1,820	(5,718)
(Loss) income from discontinued operations from investment in joint venture	—	—	—	—	(327)	(720)	671
Gain from sale of discontinued operations, net of income taxes	—	—	—	14,786	88,315	—	—
Gain from sale of discontinued operations from investment in joint venture	—	—	—	—	6,736	—	—
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	(33,294)	—	—
Cumulative effect of change in accounting principle from investment in joint venture	—	—	—	—	(140,820)	—	—
Net loss	(96,717)	(39,737)	(51,620)	(23,969)	(166,462)	(128,294)	(144,840)
Dividends on preferred stock	(6,708)	(6,190)	(8,178)	(43,300)	(94,451)	(86,325)	(126,686)
Gain on redemption and repurchase of preferred stock	—	—	—	218,310	67,837	—	—
Net (loss) income applicable to common stockholders	$ (103,425)	$ (45,927)	$ (59,798)	$ 151,041	$ (193,076)	$ (214,619)	$ (271,526)
Basic net (loss) income applicable to common stockholders per common share:							
Continuing operations	$ (0.70)	$ (0.30)	$ (0.39)	$ (0.48)	$ (1.23)	$ (1.38)	$ (1.56)
Discontinued operations	—	0.01	—	0.25	1.31	0.02	(0.06)
Change in accounting principle	—	—	—	—	(1.92)	—	—
Dividends on and repurchases of preferred stock	(0.05)	(0.05)	(0.06)	1.65	(0.29)	(0.92)	(1.42)
Basic net (loss) income applicable to common stockholders per common share	$ (0.75)	$ (0.34)	$ (0.45)	$ 1.42	$ (2.13)	$ (2.28)	$ (3.04)
Basic weighted average common shares outstanding	138,173,375	133,763,531	133,784,752	106,291,582	90,671,688	93,969,310	89,417,829
Diluted net (loss) income applicable to common stockholders per common share:							
Continuing operations	$ (0.70)	$ (0.30)	$ (0.39)	$ (0.46)	$ (1.23)	$ (1.38)	$ (1.56)
Discontinued operations	—	0.01	—	0.24	1.31	0.02	(0.06)
Change in accounting principle	—	—	—	—	(1.92)	—	—
Dividends on and repurchases of preferred stock	(0.05)	(0.05)	(0.06)	1.60	(0.29)	(0.92)	(1.42)
Diluted net (loss) income applicable to common stockholders per common share	$ (0.75)	$ (0.34)	$ (0.45)	$ 1.38	$ (2.13)	$ (2.28)	$ (3.04)
Diluted weighted average common shares outstanding	138,173,375	133,763,531	133,784,752	109,676,631	90,671,688	93,969,310	89,417,829

	Nine Months Ended September 30,		Year Ended December 31,				
	2005	2004	2004	2003(1)	2002	2001	2000
	(Unaudited)		($ in thousands except per subscriber data)				
Other Financial Data:							
Capital expenditures, excluding cost of acquisitions	113,238	117,816	142,049	163,921	72,878	82,767	101,870
Ratio of earnings to fixed charges(3)	N/A	N/A	N/A	N/A	1.2:1	N/A	N/A
Other Data:							
Subscribers (at period end)	1,565,900	1,608,700	1,609,300	1,552,100	666,500	599,200	504,100
Penetration (at period end)(4)	13.2%	14.1%	13.7%	14.6%	12.7%	11.4%	9.6%
Average monthly post-paid churn rate(5)	2.5%	1.9%	2.0%	1.7%	1.9%	1.9%	1.9%
ARPU(6)	$45	$40	$41	$41	$43	$43	$42
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ 191,782	$ 63,492	$ 139,884	$ 151,539	$ 175,003	$ 119,103	$ 141,922
Marketable securities	—	—	39,000	56,700	117,050	40,850	—
Restricted cash and investments	298,482	4,467	10,350	15,515	14,196	—	26,154
Property, plant and equipment, net	495,476	546,502	533,744	536,634	251,780	246,505	227,671
Intangible assets	2,534,259	2,519,938	2,537,361	2,508,551	1,056,603	1,132,762	1,234,181
Total assets	3,707,302	3,282,566	3,397,752	3,478,940	1,960,487	2,559,155	2,619,729
Total credit facilities and notes payable	2,459,219	2,372,161	2,456,138	2,415,184	1,273,140	1,620,881	1,690,076
Mandatorily redeemable preferred stock(7)	71,209	236,584	236,094	253,260	558,344	581,943	508,331
Other preferred stock	135,320	122,536	122,536	122,536	200,000	200,000	—
Stockholders' equity (deficit) ..	157,590	68,042	55,068	113,545	(343,072)	(157,000)	100,107

(1) Includes the results of American Cellular on a consolidated basis from August 19, 2003, the date on which we acquired 100% of the outstanding stock of American Cellular. Prior to that time, we owned 50% of American Cellular and accounted for our interest in American Cellular under the equity method. As a result, American Cellular's results for periods prior to 2003 are reflected in loss from investment in joint venture.

(2) Reflects minority interests in partnerships in which we own the majority interests.

(3) For the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003, 2001 and 2000 our earnings were insufficient to cover our fixed charges by $106.2 million, $53.3 million, $48.4 million, $49.9 million, $96.9 million and $143.9 million, respectively. We define earnings as net loss before discontinued operations, extraordinary items, interest expense, amortization of deferred financing costs, taxes and the portion of rent expenses under operating leases representative of interest. Fixed charges consist of interest expense (including dividends on mandatorily redeemable preferred stock), amortization of deferred financing costs and the portion of rent expense under operating leases representative of interest.

(4) Market penetration is calculated by dividing ending subscribers by market population.

(5) Average monthly post-paid churn represents the percentage of the post-paid subscribers that deactivate service each month. The calculation divides the total post-paid deactivations during the period by the average post-paid subscribers for the period.

(6) ARPU is calculated by dividing service revenue by average subscribers and dividing by the number of months in the period. We exclude roaming revenue from this calculation, since roaming revenue is not derived from our subscriber.

(7) Mandatorily redeemable preferred stock is shown net of any discounts or deferred financing costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

We are one of the largest providers of rural and suburban wireless communications systems in the United States. We began providing wireless telephone services in 1990 in Oklahoma and the Texas Panhandle. We have expanded our wireless operations with an acquisition strategy targeting underserved rural and suburban areas, which we believe have a significant number of potential customers with substantial needs for wireless communications.

Our operations are encompassed in our two primary subsidiaries, Dobson Cellular and American Cellular. American Cellular does not guarantee any debt or other obligations of Dobson Cellular or us, and Dobson Cellular and we do not guarantee any debt or other obligations of American Cellular.

CRITICAL ACCOUNTING POLICIES AND PRACTICES

We prepare our consolidated financial statements in accordance with general accepted accounting principles, or GAAP. We believe it is necessary for an understanding of our significant accounting policies to read the information below in conjunction with Note 2, "Significant Accounting Policies," to our audited consolidated financial statements included elsewhere in this prospectus. These other significant accounting policies are important to develop an understanding of our consolidated financial statements. Policies related to revenue recognition, financial instruments and business combinations require judgments on complex matters that are often subject to multiple sources of authoritative guidance.

In preparing our consolidated financial statements, it is necessary that we use estimates and assumptions for matters that are inherently uncertain. We base our estimates on historical experiences and reasonable assumptions. Our use of estimates and assumptions affects the reported amounts of assets, liabilities, and the amount and timing of revenues and expenses we recognize for and during the reporting period. Actual results may differ from estimates. The estimates and assumptions that are the most difficult to determine and require the most subjective decisions, are described below.

Property, plant and equipment and other definite life assets

We depreciate our property, plant and equipment and amortize our customer lists and certain other identifiable intangible assets over their useful lives. These useful lives are based on our estimates of the period that the assets will generate revenue. The factors used to determine these estimates include technological advances, obsolescence, expected migration to newer transmission standards and services, regulatory requirements and the churn rate of our customers.

Also, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires us to review the carrying value of our long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Judgment must be exercised in determining when such an event or change in circumstances has occurred. If such a circumstance were deemed to exist, the carrying value of the asset would be compared to the expected undiscounted future cash flows generated by the asset. We also must use judgment in determining expected future cash flows. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment would increase.

As a result of technological advances, which led to our upgrade to GSM/GPRS/EDGE technology during 2004, we reassessed the useful lives and carrying values of our TDMA network assets. While no impairment was noted, this assessment did result in the reduction of our useful lives for these TDMA network assets. This reduction in the useful lives will result in an annual increase in depreciation expense totaling $6.6 million through 2007.

Goodwill and Wireless license acquisition costs

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we continually assess the useful lives of our intangible assets. A significant portion of our intangible assets are classified as "Wireless license acquisition costs," which represents our costs associated with acquiring our FCC licenses. These licenses allow us to provide wireless services by giving us the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, we have determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, our wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety, we ceased the amortization of both goodwill and wireless license acquisition costs and now test for impairment of goodwill and wireless license acquisition costs at least annually and only adjust the carrying amount of these intangible assets upon an impairment of the goodwill or wireless license acquisition costs. Using judgment, we must also determine on an annual basis whether facts and circumstances continue to support an indefinite useful life.

To complete this evaluation for our wireless license acquisition costs, we compare the carrying amount of our wireless license acquisition costs to the fair value of those assets. We determine the fair value of our wireless license acquisition costs based on their expected future discounted cash flows. We also determine the value of the wireless license acquisition costs based upon a "start-up" basis that separates the value of our customer contracts and other intangible assets from the pure underlying wireless license. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. For purposes of this comparison, it is our policy to aggregate all of our wireless license acquisition costs. For goodwill, there is a two-step approach for assessing impairment. The first step requires us to compare the fair value of our enterprise to our carrying value, including goodwill. If our carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of our enterprise goodwill with the carrying amount of our goodwill. To calculate the implied fair value of goodwill we perform a hypothetical purchase price allocation to determine the fair value of all of our assets, with the implied goodwill amount being the difference between the enterprise fair value and the aggregate of the identified asset fair values. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for the difference. The critical factors used in the determination of fair values of the enterprise and of the identifiable intangible assets include the discount rate, our cost of capital, cash flow multiples, expansion and infrastructure costs, other carriers' multiples, expected customer growth rates, churn factors, service upgrade trends, and operating cost trends. Therefore, determining fair values and expected future discounted cash flows involves significant judgment on our part. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment would increase.

The fair value of an asset or an enterprise is the price at which the asset or enterprise could be exchanged in a current transaction between knowledgeable, unrelated willing parties. Therefore, market prices from active markets are the best measure and are used when available. If there is not an available active market, the measurement is based on the best information available, including similar transactions, acquisition cost per customer or area population, and expected discounted future cash flows.

ACQUISITIONS AND DISCONTINUED OPERATIONS

We continually seek opportunities to acquire attractive wireless markets as part of our overall business strategy. The following are the most recent transactions.

Acquisition of Pennsylvania 4 RSA

On September 13, 2005, we, through our wholly owned subsidiary, American Cellular, acquired the non-license wireless assets of Endless Mountains Wireless, LLC in Pennsylvania 4 RSA. We are operating Endless Mountains' licensed 850 MHz spectrum under a spectrum manager lease. In March 2006, we will have the right to acquire Endless Mountains' Pennsylvania 4 RSA 850 MHz license, subject to FCC approval at the time of acquisition. If exercised, our acquisition of the license covering the leased spectrum is expected to close in mid-to-late 2006. The total purchase price for all acquired assets, including the FCC license, is approximately $12.2 million. Pennsylvania 4 RSA encompasses a population of 96,000, all of which are incremental to our current service area. Endless Mountains currently provides GSM wireless service to less than 1,000 subscribers. We plan to upgrade Endless Mountains' network with GPRS/EDGE data capability. We will offer products and services in Pennsylvania 4 RSA under the CELLULARONE® service mark.

As a result of the completion of this transaction, our condensed consolidated financial statements only include the operating results from Pennsylvania 4 RSA beginning September 13, 2005.

Acquisition of Michigan 2 and 4 RSAs

On December 29, 2004, we completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. We purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code.

We provide service in most of the northern part of Michigan, including the Upper Peninsula. The RFB acquisition allows us to expand our service area to cover the entire northern part of the state, and allows us to market our service under the CELLULARONE® brand throughout that market. RFB operates both Code Division Multiple Access, or CDMA, and analog technologies on 850 MHz cellular licenses in these markets. We have deployed GSM/GPRS/EDGE technology over all of RFB's existing footprint as of June 10, 2005.

As a result of the completion of this transaction, our consolidated financial statements only include the operating results from RFB beginning December 29, 2004.

Acquisition of NPI

On June 15, 2004, we acquired certain assets of NPI-Omnipoint Wireless, LLC, or NPI, for approximately $29.5 million. These assets include PCS licenses and a GSM/GPRS/EDGE network covering areas in northern Michigan.

As a result of the completion of this transaction, our consolidated financial statements only include the operating results from NPI beginning June 15, 2004.

Maryland/Michigan Swap

On February 17, 2004, we transferred our Maryland 2 RSA wireless property in exchange for Cingular Wireless' Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interests in Texas 2 RSA and Oklahoma 5 and 7 RSAs. We are the majority owner of these three markets. As a result of a definitive agreement that was entered into prior to December 31, 2003 and closed on February 17, 2004, we have reclassified our historical consolidated financial statements to reflect the operations of our Maryland 2 RSA property as discontinued operations.

As a result of the completion of this transaction, our consolidated financial statements only include the operating results from Michigan 5 RSA beginning February 17, 2004.

California/Alaska Swap

On June 17, 2003, we transferred our two remaining wireless properties in California to AT&T Wireless in exchange for its two wireless properties in Alaska and all of the outstanding shares of Series AA preferred stock of Dobson Communications that it previously held, which we then cancelled. We have reclassified our historical consolidated financial statements to reflect the operations of our California properties as discontinued operations.

As a result of the completion of this transaction, our consolidated financial statements only include the operating results from the two wireless properties in Alaska beginning June 17, 2003.

Verizon Sales

On February 8, 2002, we sold three of our wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties included California 7 RSA, Ohio 2 RSA and Georgia 1 RSA. On February 28, 2002, we sold our 75% ownership interest in Arizona 5 RSA to Verizon Wireless for a total purchase price of $85.0 million. On February 8, 2002, American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. As a result of these sales, the results of operations, assets and liabilities of these markets during the periods presented are included as discontinued operations in our consolidated financial statements. American Cellular and we used the proceeds from the sale of these properties primarily to reduce bank debt under our respective credit facilities.

NEW ROAMING AGREEMENT WITH CINGULAR WIRELESS

On August 12, 2005, our two operating subsidiaries, Dobson Cellular and American Cellular, entered into a new, multi-year roaming agreement with Cingular Wireless, their primary wireless roaming partner, and amended the existing GSM operating agreements with the former AT&T Wireless entity. The new roaming agreement, which replaces the previous roaming agreements with Cingular Wireless and the former AT&T Wireless entity, established a new roaming rate structure that was effective as of April 9, 2005. The new roaming agreement's key provisions include the following:

- Mutual agreement to lower roaming rates, with us paying Cingular a flat incollect rate through mid-2009 that is approximately half the blended rate in previous roaming agreements;

- Agreement to continue to mutually prefer one another for roaming through the term of the new roaming agreement, which has been extended approximately one year through mid-2009;

- We will receive approximately $7.8 million from Cingular as a settlement for prior claims under various agreements between us and the former AT&T Wireless entity, and will also receive certain formula-based residual payments in connection with such settlements through mid-2008 at the latest;

- The new roaming agreement provides for "home-on-home" roaming in areas where both carriers operate; and

- We acquired on December 15, 2005 for $6.0 million, 10 MHz of spectrum covering 1.1 million POPs, consisting of Youngstown, Ohio and Ohio 11 RSA; and Erie and Sharon, Pennsylvania and a portion of the Pennsylvania 1 RSA, which is pending FCC approval. We have also received an option to lease additional spectrum covering 1.5 million POPs from Cingular.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

The following table summarizes our key operating data for the periods indicated:

	Nine Months Ended September 30,	
	2005	2004
Market population(1)	11,854,000	11,436,800
Ending subscribers	1,565,900	1,608,700
Market penetration(2)	13.2%	14.1%
Gross subscriber additions	384,900	328,200
Average subscribers	1,588,600	1,578,400
ARPU(3)	$ 45	$ 40
Average monthly post-paid churn(4)	2.5%	1.9%

(1) Represents the population in our licensed areas for the period indicated. The results are based upon the 2003 population estimates provided by MapInfo Corporation, a location software company, adjusted to exclude those portions of our RSAs and MSAs not covered by our licenses.

(2) Market penetration is calculated by dividing ending subscribers by market population.

(3) ARPU is calculated by dividing service revenue by average subscribers and dividing by the number of months in the period. We exclude roaming revenue from this calculation, since roaming revenue is not derived from our subscribers.

(4) Average monthly post-paid churn represents the percentage of the post-paid subscribers that deactivate service each month. The calculation divides the total post-paid deactivations during the period by the average post-paid subscribers for the period.

Basis of Presentation

To provide a more comparable basis of our Management's Discussion and Analysis, we have presented our historical results of operations from continuing operations for the periods indicated, along with the impact from newly acquired markets on our results of operations. For the purpose of this Management's Discussion and Analysis, the impact from newly acquired markets refer to the change in our results of operations due to our recent acquisitions. Our recent acquisitions include the Michigan 5 RSA property from February 17, 2004, the NPI markets from June 15, 2004, the RFB markets from December 29, 2004 and the Pennsylvania 4 RSA market from September 13, 2005. The following tables set forth the components of our results of operations for the nine months ended September 30, 2005 and September 30, 2004:

	Nine Months Ended September 30, 2005			Nine Months Ended September 30, 2004 Historical	Percentage Change in Adjusted Results Versus Historical Results '05 vs. '04
	Historical	Impact From Newly Acquired Markets	Adjusted Results Without Impact From Newly Acquired Markets		
	($ In thousands)				
Operating Revenue:					
Service revenue	$ 643,377	$ 9,922	$ 633,455	$ 569,728	11.2%
Roaming revenue	195,009	6,261	188,748	154,902	21.8%
Equipment and other revenue	46,857	1,452	45,405	33,923	33.8%
Total operating revenue	885,243	17,635	867,608	758,553	14.4%
Operating Expenses:					
Cost of service (exclusive of depreciation and amortization shown separately below)	219,214	8,110	211,104	185,457	13.8%
Cost of equipment	96,777	1,741	95,036	81,647	16.4%
Marketing and selling	105,484	4,004	101,480	95,763	6.0%
General and administrative	144,844	5,726	139,118	131,725	5.6%
Depreciation and amortization	151,012	3,925	147,087	141,539	3.9%
Gain on disposition of operating assets	(2,371)	—	(2,371)	—	*
Total operating expenses	714,960	23,506	691,454	636,131	8.7%
Operating income (loss)	170,283	(5,871)	176,154	122,422	43.9%
Interest expense	(184,457)	—	(184,457)	(161,477)	14.2%
Gain from extinguishment of debt	—	—	—	5,739	*

	Nine Months Ended September 30, 2005			Nine Months Ended September 30, 2004	Percentage Change in Adjusted Results Versus Historical Results '05 vs. '04
	Historical	Impact From Newly Acquired Markets	Adjusted Results Without Impact From Newly Acquired Markets	Historical	
			($ In thousands)		
(Loss) gain on redemption and repurchases of mandatorily redeemable preferred stock	(66,383)	—	(66,383)	6,478	*
Dividends on mandatorily redeemable preferred stock	(21,391)	—	(21,391)	(25,197)	(15.1)%
Other income, net	2,611	—	2,611	2,230	17.1%
Minority interest in income of subsidiaries	(6,823)	—	(6,823)	(3,514)	94.2%
Income tax benefit	9,443	2,047	7,396	13,139	*
Loss from continuing operations	$ (96,717)	$(3,824)	$ (92,893)	$ (40,180)	(131.2)%

* Calculation is not meaningful.

Subscribers

Our subscriber base comprises three types of subscribers: post-paid, reseller and pre-paid. At September 30, 2005, post-paid subscribers accounted for 88.9% of our subscriber base. These subscribers pay a monthly access fee for a wireless service plan that generally includes a fixed amount of minutes and certain service features. In addition to the monthly access fee, these subscribers are typically billed in arrears for long distance charges, roaming charges and rate plan overages. Our reseller subscribers are similar to our post-paid subscribers in that they pay monthly fees to utilize our network and services. However, these subscribers are billed by a third party, which we refer to as a reseller, who has effectively resold our service to the end user, which we refer to as a subscriber. We in turn bill the reseller for the monthly usage of the subscriber. At September 30, 2005, the reseller base accounted for 7.3% of our total subscriber base. Our pre-paid subscribers, which at September 30, 2005 accounted for 3.8% of our subscriber base, are subscribers that pre-pay for an agreed upon amount of usage.

During the nine months ended September 30, 2005, we experienced an increase in our gross subscriber additions. Our gross subscriber additions had been decreasing as a result of increased competition attributable to an accelerating pace of improvements in the quality of digital technology and increased products offered to the consumer. However, our deployment of GSM/GPRS/EDGE in our networks during 2004 has helped this decline to level off and result in growth in our gross subscriber additions in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. As of September 30, 2005, GSM subscribers accounted for 58.2% of our subscriber base, compared to 17.8% as of September 30, 2004.

Since the middle of 2004, we have experienced churn rates above our historical levels. This increase in churn is primarily the result of two factors impacting our business. First, we have experienced challenges operating both a TDMA and GSM/GPRS/EDGE network and in managing the migration of our customer base from TDMA to GSM. This has impacted the level of customer satisfaction with our service in certain of our markets. We have implemented several initiatives that have and should continue to improve, the quality of our networks. Secondly, WLNP, which allows customers to keep their wireless phone number in their local area when switching to a different service provider, was implemented in all of our markets by May 24, 2004. Although we expect churn to improve as we continue our initiatives to improve customer satisfaction, churn could continue to be adversely affected by continued network issues and WLNP.

Operating Revenue

Our operating revenue consists of service revenue, roaming revenue and equipment and other revenue.

Service revenue

We derive service revenue by providing wireless services to our subscribers. In recent past, the wireless industry experienced declining average revenue per minute as competition among wireless service providers led to reductions in rates for airtime. However, this decline has been offset by increases in average minutes-of-use. For the past year, we have experienced growth in our average monthly service revenue per subscriber from prior year levels and we believe there is a continued opportunity throughout the remainder of 2005 for our average monthly service revenue per subscriber to continue to increase from prior levels, primarily due to additional voice and data services available as a result of our GSM/GPRS/EDGE technology. In addition, we have applied for federal Eligible Telecommunications Carrier, or ETC, designation in certain states in which we provide wireless service to qualifying high cost areas. Success in obtaining ETC status has and may continue to make available to us an additional source of revenue that would be used to provide, maintain and improve the service we provide in those high-cost areas, thus also increasing our average monthly service revenue per subscriber. Service revenue included ETC revenue of approximately $13.4 million for the nine months ended September 30, 2005.

For the nine months ended September 30, 2005, our historical service revenue increased compared to the nine months ended September 30, 2004. This increase in our service revenue was primarily attributable to an increase in average monthly service revenue per subscriber as a result of the continued migration of our subscribers to our GSM/GPRS/EDGE offerings and ETC revenue.

Roaming revenue

We derive roaming revenue by providing service to subscribers of other wireless providers when those subscribers "roam" into our markets and use our systems to carry their calls. Roaming revenue has traditionally had higher margins than revenue from our subscribers. We achieve these higher margins because we incur relatively lower incremental costs related to billing, customer service and collections in servicing roaming customers as compared to our home subscribers. However, our roaming margins have been declining due to increased market pressures and competition among wireless providers resulting in reduced roaming rates. Our roaming yield (roaming revenue, which includes airtime, toll charges and surcharges, divided by roaming minutes-of-use) was $0.123 for the nine months ended September 30, 2005 compared to $0.139 for the nine months ended September 30, 2004. We expect our roaming yield to continue to decline. As previously discussed, we recently entered into a new roaming agreement with our most significant roaming partner, Cingular Wireless, which accounted for almost 90% of our roaming minutes-of-use for the nine months ended September 30, 2005. Under this new roaming agreement, roaming rates will decline through 2008. Even though this contract provides for decreasing rates over time, we believe this roaming contract is beneficial because it secures existing traffic and provides opportunity for a continuing increase in traffic volumes. Roaming revenue tends to be impacted by seasonality. Historically, we have experienced higher roaming minutes-of-use and related roaming revenue during the second and third quarters of each year, as users tend to travel more and, therefore, use their wireless phones more, during the spring and summer months.

For the nine months ended September 30, 2005, our historical roaming revenue increased compared to the nine months ended September 30, 2004. When comparing the nine months ended September 30, 2005 to the nine months ended September 30, 2004, this increase was a result of a 42.1% increase in roaming minutes, offset by an 11.4% decline in our roaming revenue per minute-of-use as contractual rates were lower in the nine months ended September 30, 2005 compared to the same period in 2004.

Equipment and other revenue

Equipment revenue is revenue from selling wireless equipment to our subscribers. Equipment revenue is recognized when the equipment is delivered to the customer. Other revenue is primarily rental income from the lease of space on company-owned towers and payments to be received relating to a settlement for prior claims under various agreements between us and the former AT&T Wireless.

For the nine months ended September 30, 2005, our historical equipment and other revenue increased compared to the nine months ended September 30, 2004. When comparing the nine months ended September 30, 2005 to the nine months ended September 30, 2004, this increase related to payments to be received of approximately $9.3 million related to a settlement for prior claims under various agreements between us and the former AT&T Wireless, increases in activation fees charged to customers and an increase in equipment revenue due to the increase in gross subscriber additions, slightly offset by a decrease in rental income due the sale of our towers on June 30, 2005 (described below). We will continue to receive certain formula-based residual payments in connection with the AT&T Wireless settlement through mid-2008. We estimate that these future payments will be between $1.5 million and $2.0 million per quarter.

Operating Expenses

Our primary operating expense categories include cost of service, cost of equipment, marketing and selling costs, general and administrative costs and depreciation and amortization.

Cost of service

Our cost of service consists primarily of costs to operate and maintain our facilities utilized in providing service to customers and amounts paid to third-party wireless providers for providing service to our subscribers when our subscribers roam into their markets, referred to as "roaming" costs. As previously discussed, we recently signed a new roaming agreement with Cingular Wireless, our primary roaming partner, which reduced our roaming cost per minute-of-use effective April 9, 2005 to a flat-rate that will remain constant through mid-2009. While future rates charged by third party providers may continue to decrease, we expect our overall growth in off-network minutes-of-use to grow at a rate faster than per minute costs will decline. Therefore, we expect that our roaming costs may increase in future periods. In addition, as a result of the sale and leaseback of 507 of our towers on June 30, 2005 and 57 towers in October 2005, we expect our leasing costs to increase in future periods, thus increasing our total cost of service.

The following table sets forth the historical results of the components of our cost of service for the periods indicated:

	Nine Months Ended September 30,			
	2005		2004	
	Amount	Percentage	Amount	Percentage
	($ in thousands)			
Network costs	$162,707	74.2%	$122,069	65.8%
Roaming costs	56,507	25.8%	63,388	34.2%
Total cost of service	$219,214	100.0%	$185,457	100.0%

For the nine months ended September 30, 2005, our historical network costs, which are the costs we incur in operating our wireless network and providing service to our customers, increased compared to the nine months ended September 30, 2004. This increase is a result of adding new circuits and cell sites related to our new GSM/GPRS/EDGE network, as well as increasing costs as a result of providing more service features, such as handset insurance and wireless internet and an increase in rent expense related to our towers we sold on June 30, 2005 (described below).

For the nine months ended September 30, 2005, our historical roaming costs decreased compared to the nine months ended September 30, 2004. For the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, this decrease is primarily a result of a 34.5% decrease in roaming costs per minute-of-use as contractual rates were lower in the nine months ended September 30, 2005 compared to the same period in 2004, offset by a 36.1% increase in the minutes used by our customers on third-party wireless providers' networks. With the continued migration of our customer base to GSM/GPRS/EDGE rate plans, which promote more off-network usage, we expect our minutes-of-use by our customers on third-party wireless providers' networks to continue to increase.

Cost of equipment

Our cost of equipment represents the costs associated with wireless equipment and accessories sold. Cost of equipment is impacted by the volume of equipment transactions. The volume of equipment transactions is impacted by gross subscriber additions and customer upgrades. We, like other wireless providers, have continued to use discounts on phone equipment and have continued to offer free phone promotions. As a result, we have incurred, and expect to continue to incur, losses on equipment sales. While we expect to continue these discounts and promotions, we believe that these promotions will result in increased service revenue from an increase in the number of wireless subscribers and from higher-priced rate plans. With the continued migration of our customer base to GSM/GPRS/EDGE rate plans and the continued increases in the cost of handsets, we expect our cost of equipment to continue to increase during the remainder of 2005.

For the nine months ended September 30, 2005, our historical cost of equipment increased compared to the nine months ended September 30, 2004. The increase in cost of equipment is due to an increase in the number of customers upgrading to new rate plans and purchasing new handsets and an increase in gross subscriber additions. As previously noted, most of these customers are upgrading to our new GSM/GPRS/EDGE rate plans.

Marketing and selling costs

Our marketing and selling costs include advertising, compensation paid to sales personnel and independent agents and all other costs to market and sell wireless products and services. We pay commissions to sales personnel and independent dealers for new business generated.

For the nine months ended September 30, 2005, our historical marketing and selling costs increased compared to the nine months ended September 30, 2004. The increase was due to an increase in advertising costs spent to promote our GSM/GPRS/EDGE rate plans along with an increase in commissions paid as a result of an increase in gross subscriber additions.

General and administrative costs

Our general and administrative costs include all infrastructure costs, including costs for customer support, billing, collections and corporate administration.

For the nine months ended September 30, 2005, our historical general and administrative costs increased compared to the nine months ended September 30, 2004. This increase in our general and administrative costs was primarily attributable to an increase in bad debt expense, costs related to the restructuring of our call center operations, our newly acquired markets and an increase in legal fees associated with certain regulatory matters, offset by efficiencies gained from centralized administrative functions. Our average monthly general and administrative costs per average subscriber have increased in our historical markets for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, as a result of these costs.

Depreciation and amortization

Our depreciation and amortization expense represents the costs associated with the depreciation of our fixed assets and the amortization of certain identifiable intangible assets. However, we do not amortize our wireless license acquisition costs or goodwill. Rather, these assets are subject to periodic evaluations for impairment. During 2005, we have and continue to expect the increases in depreciation and amortization, as a result of newly acquired or constructed assets, will be mostly offset as older assets become fully depreciated. Thus, for the nine months ended September 30, 2005, our historical depreciation and amortization expense remained fairly constant compared to the nine months ended September 30, 2004.

Gain on disposition of operating assets

Our gain on disposition of operating assets for the nine months ended September 30, 2005, was a result of the sale and leaseback of 507 of our towers on June 30, 2005. On June 30, 2005 we recognized $0.9 million of the gain from the transaction, and we deferred the remaining gain of $57.3 million, which will be recognized over the lease term of ten years. We expect to recognize a gain of approximately $5.8 million per year over the life of the lease.

Non-Operating Results

Interest expense

For the nine months ended September 30, 2005, our interest expense increased compared to the nine months ended September 30, 2004. This is due to an increase in our notes payable outstanding and the average interest rate of our notes payable, partially offset by a decrease in outstanding borrowings under our credit facility.

Gain from extinguishment of debt

For the nine months ended September 30, 2004, our gain from extinguishment of debt was $5.7 million. The gain from extinguishment of debt for the nine months ended September 30, 2004 was due to a partial purchase of our 8.875% senior notes, offset by a loss on redemption of the remaining Dobson/Sygnet senior notes. We redeemed the remaining $5.2 million of Dobson/Sygnet senior notes and recognized a loss from extinguishment of debt of $0.4 million, due to the premium paid and the write-off of related deferred financing costs.

(Loss) gain on redemption and repurchases of mandatorily redeemable preferred stock.

During the nine months ended September 30, 2005, we exchanged 167,356 shares of preferred stock for 28,249,729 newly issued shares of Class A common stock and $50.2 million in cash as a result of the completion of our exchange offer on August 23, 2005, as described below. These repurchases resulted in a loss from redemption and repurchases of mandatorily redeemable preferred stock totaling approximately $66.4 million. During the nine months ended September 30, 2004, we repurchased a total of 14,816 shares of our 12.25% senior exchangeable preferred stock and 9,475 shares of our 13% senior exchangeable preferred stock for an aggregate price of $17.4 million. These repurchases resulted in a gain from redemption and repurchases of mandatorily redeemable preferred stock totaling $6.5 million.

Dividends on mandatorily redeemable preferred stock

For the nine months ended September 30, 2005, our dividends on mandatorily redeemable preferred stock decreased compared to the nine months ended September 30, 2004. The decrease in mandatorily redeemable preferred stock dividends is the result of the reduction in the number of shares of our mandatorily redeemable preferred stock outstanding due to redemption and repurchases of our mandatorily redeemable preferred stock during 2004 and 2005.

Other income, net

For the nine months ended September 30, 2005, our other income increased compared to the nine months ended September 30, 2004. When comparing the nine months ended September 30, 2005 to the nine months ended September 30, 2004, this increase was a result of an increase in interest income, offset by the expensing of the cost of our previous preferred stock exchange offer, which expired in March 2005 without the minimum tender condition being satisfied.

Discontinued operations

For the nine months ended September 30, 2004, we had income from discontinued operations of $0.4 million. Our discontinued operations during 2004 relate to the Maryland properties included in the swap with Cingular Wireless.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The following table summarizes our key operating data for the periods indicated:

	Year Ended December 31,		
	2004	2003	2002
Market population(1)	11,757,400	10,620,900	5,240,800
Ending subscribers	1,609,300	1,552,100	666,500
Market penetration(2)	13.7%	14.6%	12.7%
Gross subscriber additions	440,500	298,900	231,200
Average subscribers	1,585,000	1,028,000	631,300
ARPU(3)	$ 40.57	$ 41.01	$ 42.65
Average monthly post-paid churn(4)	2.0%	1.7%	1.9%

(1) Represents the population in our licensed areas for the period indicated. The 2004 results are based upon the 2003 population estimates provided by MapInfo Corporation, a location software company, and the 2003 and 2002 results are based upon the Claritas 2000 Bureau of Census results, adjusted to exclude those portions of our RSAs and MSAs not covered by our licenses.

(2) Market penetration is calculated by dividing ending subscribers by market population.

(3) ARPU is calculated by dividing service revenue by average subscribers and dividing by the number of months in the period. We exclude roaming revenue from this calculation, since roaming revenue is not derived from our subscribers.

(4) Average monthly post-paid churn represents the percentage of the post-paid subscribers that deactivate service each month. The calculation divides the total post-paid deactivations during the period by the average post-paid subscribers for the period.

Basis of Presentation

To provide a more comparable basis of our Management's Discussion and Analysis, we have presented our historical results of operations from continuing operations for the periods indicated, along with our results from newly acquired markets. For the purpose of this Management's Discussion and Analysis, results from newly acquired markets refer to our results of operations of our recent acquisitions. Our recent acquisitions include the two Alaska properties from June 15, 2003, American Cellular from August 19, 2003, the Michigan 5 RSA property from February 17, 2004, the NPI markets from June 15, 2004 and the RFB markets from December 29, 2004. The following table sets forth the components of our results of operations for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002	Percentage Change in Non-Acquisition Markets	
	Historical	Results from Newly Acquired Markets	Results from Non-Acquisition Markets	Historical	Results from Newly Acquired Markets	Results from Non-Acquisition Markets	Historical	'04 vs. '03	'03 vs. '02
					($ in thousands)				
Operating Revenue:									
Service revenue	$ 771,610	$422,425	$ 349,185	$ 505,860	$163,853	$ 342,007	$ 323,116	2.1%	5.8%
Roaming revenue	208,154	100,210	107,944	201,199	44,640	156,559	176,150	(31.1)%	(11.1)%
Equipment and other revenue	43,718	24,203	19,515	28,695	7,857	20,838	17,504	(6.3)%	19.0%
Total operating revenue	1,023,482	546,838	476,644	735,754	216,350	519,404	516,770	(8.2)%	0.5%

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002	Percentage Change in Non-Acquisition Markets	
	Historical	Results from Newly Acquired Markets	Results from Non-Acquisition Markets	Historical	Results from Newly Acquired Markets	Results from Non-Acquisition Markets	Historical	'04 vs. '03	'03 vs. '02
					($ in thousands)				
Operating Expenses:									
Cost of service (exclusive of depreciation and amortization shown separately below)	255,308	130,384	124,924	173,436	50,426	123,010	138,240	1.6%	(11.0)%
Cost of equipment	108,968	56,588	52,380	56,612	16,966	39,646	40,331	32.1%	(1.7)%
Marketing and selling	128,691	67,364	61,327	79,547	24,451	55,096	61,581	11.3%	(10.5)%
General and administrative	179,525	105,352	74,173	106,108	38,693	67,415	66,473	10.0%	1.4%
Depreciation and amortization	192,818	96,707	96,111	119,424	32,846	86,578	75,181	11.0%	15.2%
Total operating expenses	865,310	456,395	408,915	535,127	163,382	371,745	381,806	10.0%	(2.6)%
Operating income	158,172	90,443	67,729	200,627	52,968	147,659	134,964	(54.1)%	9.4%
Interest expense	(219,658)	(94,797)	(124,861)	(138,148)	(37,775)	(100,373)	(108,331)	24.4%	(7.3)%
Gain (loss) from extinguishment of debt	40,401	—	40,401	(52,277)	—	(52,277)	2,202	*	*
Gain (loss) on redemption and repurchases of mandatorily redeemable preferred stock	6,478	—	6,478	(26,777)	—	(26,777)	—	*	*
Dividends on mandatorily redeemable preferred stock	(32,075)	—	(32,075)	(30,568)	—	(30,568)	—	*	*
Other income (expense), net	3,121	(6,260)	9,381	3,829	(730)	4,559	(1,636)	*	*
Minority interest in income of subsidiaries	(4,867)	—	(4,867)	(6,541)	—	(6,541)	(6,521)	(25.6)%	0.3%
Loss from investment in joint venture	—	—	—	—	—	—	(184,381)	*	*
Income tax (expense) benefit	(3,635)	1,462	(5,097)	(845)	(5,496)	4,651	52,177	*	*
(Loss) income from continuing operations	$ (52,063)	$ (9,152)	$ (42,911)	$ (50,700)	$ 8,967	$ (59,667)	$(111,526)	*	*

* Calculation is not meaningful.

Subscribers

Our subscriber base comprises three types of subscribers: post-paid, reseller and pre-paid. At December 31, 2004, post-paid subscribers accounted for 91.0% of our subscriber base. These subscribers pay a monthly access fee for a wireless service plan that generally includes a fixed amount of minutes and certain service features. In addition to the monthly access fee, these subscribers are typically billed in arrears for long-distance charges, roaming charges and rate plan overages. Our reseller subscribers are similar to our post-paid subscribers in that they pay monthly fees to utilize our network and services. However, these subscribers are billed by a third party, which we refer to as a reseller, who has effectively resold our service to the end user, which we refer to as a subscriber. We in turn bill the reseller for the monthly usage of the subscriber. At December 31, 2004, the reseller base accounted for 6.1% of our total subscriber base. Our pre-paid subscribers, which at December 31, 2004 accounted for 2.9% of our subscriber base, are subscribers that pre-pay for an agreed upon amount of usage.

During 2003, we experienced a decline in our gross subscriber additions as a result of increased competition attributable to an accelerating pace of improvements in quality of digital technology, and increased products offered to the consumer. Many of our competitors already market enhanced data services, such as single carrier radio transmission technology, or 1XRTT. We recently deployed GSM/GPRS/EDGE in our networks causing our decline in gross additions to level off. We expect this to continue and could see our gross subscriber additions increase during 2005 as a result of these new services that are available with GSM/ GPRS/EDGE. Total gross subscriber additions included 241,900 from our newly acquired markets for the year ended December 31, 2004, and 100,400 from our newly acquired markets for year ended December 31,

2003. Therefore, total gross subscriber additions from our non-acquisition markets were 198,600 for the year ended December 31, 2004, compared to 198,500 for the year ended December 31, 2003 and 231,200 for the year ended December 31, 2002.

Operating Revenue

Our operating revenue consists of service revenue, roaming revenue and equipment and other revenue.

Service revenue

We derive service revenue by providing wireless services to our subscribers. The wireless industry has experienced declining average revenue per minute as competition among wireless service providers has led to reductions in rates for airtime. Prior to 2003, these declines had generally been offset by significant increases in average minutes-of-use per subscriber. Beginning in 2003 and continuing through the first half of 2004, the decline in revenue per minute had not been completely offset by increases in average minutes-of-use and our average monthly service revenue per subscriber decreased as a result. However, during the last half of 2004, we experienced growth in our average monthly service revenue per subscriber and we believe there is a continued opportunity in 2005 for our average monthly service revenue per subscriber to continue to increase from current levels primarily due to additional voice and data services available as a result of our GSM/GPRS/EDGE technology.

For the year ended December 31, 2004, our historical service revenue increased compared to the years ended December 31, 2003 and 2002. This increase in our service revenue was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, and 2003 to 2002, the remaining increase in service revenue resulted from an increase in customers, offset by a decline in average monthly service revenue per subscriber. Our average subscriber base in our non-acquisition markets was 711,500 for the year ended December 31, 2004, 689,200 for the year ended December 31, 2003, and 632,900 for the year ended December 31, 2002.

Roaming revenue

We derive roaming revenue by providing service to subscribers of other wireless providers when those subscribers "roam" into our markets and use our systems to carry their calls. Roaming revenue has traditionally had higher margins than revenue from our subscribers. We achieve these higher margins because we incur relatively lower incremental costs related to billing, customer service and collections in servicing roaming customers as compared to our home subscribers. However, our roaming margins have been declining due to increased market pressures and competition among wireless providers resulting in reduced roaming rates. Our roaming yield (roaming revenue, which includes airtime, toll charges and surcharges, divided by roaming minutes-of-use) was $0.14 for the year ended December 31, 2004, $0.20 for the year ended December 31, 2003 and $0.25 for the year ended December 31, 2002. We expect our roaming yield to continue to decline, but at a lesser rate, during 2005. Even though our significant roaming contracts have provided for decreasing rates over time, we believe these roaming contracts are beneficial because they secure existing traffic and provide opportunity for a continuing increase in traffic volumes. Roaming revenue tends to be impacted by seasonality. Historically, we have experienced higher roaming minutes-of-use and related roaming revenue during the second and third quarters of each year, as users tend to travel more and, therefore, use their wireless phones more, during the spring and summer months.

For the year ended December 31, 2004, our historical roaming revenue increased compared to the years ended December 31, 2003 and 2002. However, before giving effect to the newly acquired markets, our roaming revenue decreased. When comparing 2004 to 2003, this decrease was a result of a 31.8% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2004 and 2003, offset by a slight increase in roaming minutes in our non-acquisition markets. When comparing 2003 to 2002, this decrease was a result of a 22.7% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2003, offset by a 15.0% increase in roaming minutes in our non-acquisition markets due to expanded coverage areas and increased usage.

Equipment and other revenue

Equipment revenue is revenue from selling wireless equipment to our subscribers. Equipment revenue is recognized when the equipment is delivered to the customer. Other revenue is primarily rental income from the lease of space on company-owned towers and, prior to 2004, from amounts charged to our previously unconsolidated affiliates.

For the year ended December 31, 2004, our historical equipment and other revenue increased compared to the years ended December 31, 2003 and 2002. However, when comparing 2004 to 2003, before giving effect to the newly acquired markets, our equipment and other revenue decreased. This decrease in revenue was primarily due to the elimination of amounts charged to our previously unconsolidated affiliates for the use of shared assets, offset by an increase the number of customers upgrading to new rate plans and purchasing new handsets and an increase in rental income. Many of these customers are upgrading to our new GSM/GPRS/EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our equipment and other revenue increased. This is due to increases in amounts previously charged to our unconsolidated affiliates for the use of shared assets.

Operating Expenses

Our primary operating expense categories include cost of service, cost of equipment, marketing and selling costs, general and administrative costs and depreciation and amortization.

Cost of service

Our cost of service consists primarily of costs to operate and maintain our facilities utilized in providing service to customers and amounts paid to third-party wireless providers for providing service to our subscribers when our subscribers roam into their markets, referred to as "roaming" costs. Consistent with the trend of declining roaming revenue per minute, our roaming expense per minute has declined as well as a result of a decrease in rates charged by third-party providers. While future rates charged by third party providers may continue to decrease, we expect the growth in our minute-of-use to grow at a faster rate, due to more usage and the continued build-out of our wireless network. Therefore, we expect our roaming costs to continue to increase in future periods. In addition, as a result of the sell and lease back of certain of our towers announced in March 2005, we expect our total cost of service to increase in future periods.

The following table sets forth the historical results of the components of our cost of service for the periods indicated:

	Year Ended December 31,					
	2004		2003		2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	($ in thousands)					
Network costs	$170,181	66.7%	$106,394	61.3%	$ 78,233	56.6%
Roaming costs.	85,127	33.3%	67,042	38.7%	60,007	43.4%
Total cost of service	$255,308	100.0%	$173,436	100.0%	$138,240	100.0%

For the year ended December 31, 2004, our historical network costs, which are the costs we incur in operating our wireless network and providing service to our customers, increased, compared to the years ended December 31, 2003 and 2002. This increase in our network costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, before giving effect to the newly acquired markets, our network costs increased $8.5 million. This increase is a result of adding new circuits and cell sites related to our new GSM/GPRS/EDGE network, as well as adding new costs for providing a higher level of phone features, such as handset insurance and ring tones. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our network costs declined $3.1 million. This is primarily a result of credits received from certain of our network service providers and renegotiated lower local access rates charged to us by third-party providers for use of local access across the network.

For the year ended December 31, 2004, our historical roaming costs increased compared to the years ended December 31, 2003 and 2002. When comparing 2004 to 2003, before giving effect to the newly acquired markets, our roaming costs declined $6.6 million. This decline is primarily a result of a 22.5% decrease in roaming costs per minute-of-use in our non-acquisition markets as contractual rates decreased during 2004, offset by an 11.3% increase in the minutes used by our customers on third-party wireless providers' networks. When comparing 2003 to 2002, before giving effect to the newly acquired markets, roaming costs declined $12.1 million. This was primarily a result of a decline of 25.9% in rates charged by those providers resulting from new lower rate agreements, offset by an increase of 7.8% in the minutes used by our customers on third-party wireless providers' networks, in our non-acquisition markets.

Cost of equipment

Our cost of equipment represents the costs associated with wireless equipment and accessories sold to customers. Cost of equipment is impacted by the volume of equipment transactions. The volume of equipment transactions is impacted by gross subscriber additions and customer upgrades. We, like other wireless providers, have continued to use discounts on phone equipment and have continued to offer free phone promotions. As a result, we have incurred, and expect to continue to incur, losses on equipment sales. While we expect to continue these discounts and promotions, we believe that these promotions will result in increased service revenue from an increase in the number of wireless subscribers and from higher-priced rate plans. With the continued migration of our customer base to GSM/GPRS/EDGE rate plans and the continued increases in the cost of handsets, we would expect our cost of equipment to continue to increase during 2005.

For the year ended December 31, 2004, our historical cost of equipment increased compared to the years ended December 31, 2003 and 2002. This increase in our cost of equipment was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase in cost of equipment is due to an increase in the average cost of handsets sold to customers and an increase in the number of customers upgrading to new rate plans and purchasing new handsets. Many of these customers are upgrading to our new GSM/GPRS/EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our cost of equipment decreased. This is primarily a result of a decrease in gross subscriber additions in our non-acquisition markets.

Marketing and selling costs

Our marketing and selling costs include advertising, compensation paid to sales personnel and independent agents and all other costs to market and sell wireless products and services. We pay commissions to sales personnel and independent dealers for new business generated.

For the year ended December 31, 2004, our historical marketing and selling costs increased compared to the years ended December 31, 2003 and 2002. This increase in our marketing and selling costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase was due to increased spending on advertising to launch our new GSM/GPRS/EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our marketing and selling costs decreased. This was primarily a result of the decrease in gross subscriber additions in our non-acquisition markets.

General and administrative costs

Our general and administrative costs include all infrastructure costs, including costs for customer support, billing, collections and corporate administration.

For the year ended December 31, 2004, our historical general and administrative costs increased compared to the years ended December 31, 2003 and 2002. This increase in our general and administrative costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase was due to increased infrastructure costs as a result of the overall growth of our business, along with higher legal and consulting fees. When comparing 2003 to 2002, the remaining increase was due to increased infrastructure costs as a result of the overall growth of our business, offset by the reductions in bad debt expense as a result of improved collections and efficiencies gained from further integration of acquired companies and increased economies of scale in our non-acquisition markets. Overall, our average monthly general and administrative costs per average subscriber has remained fairly constant in our non-acquisition markets for the years ended December 31, 2004, 2003 and 2002, although general and administrative costs have increased, our subscriber base has increased as well.

Depreciation and amortization

Our depreciation and amortization expense represents the costs associated with the depreciation of our fixed assets and the amortization of certain identifiable intangible assets. However, we do not amortize our wireless license acquisition costs or goodwill. Rather, these assets are subject to periodic evaluations for impairment. During 2005, we expect increases in depreciation and amortization as a result of newly acquired or constructed assets will mostly be offset as older assets become fully depreciated.

For the year ended December 31, 2004, our historical depreciation and amortization expense increased compared to the years ended December 31, 2003 and 2002. This increase was primarily a result of our newly acquired markets. This remaining increase in depreciation and amortization expense in our non-acquisition markets is a result of additional depreciation on fixed assets acquired or constructed, primarily from our GSM/GPRS/EDGE network buildout in 2003 and 2004.

Non-Operating Results

Interest expense

For the year ended December 31, 2004, our interest expense increased compared to the years ended December 31, 2003 and 2002. The increase during 2004 is primarily due to increased notes payable related to our acquisition of American Cellular. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our interest expense decreased $8.0 million. This decline is primarily the result of the 2003 repayments of our outstanding balances on our Dobson Operating Co. and Sygnet Wireless credit facilities and decreased variable interest rates as a result of lower interest rates and the expiration of our interest rate hedges, offset by the interest expense on Dobson Cellular's senior secured credit facility.

Redemption and repurchases of, and dividends on, preferred stock

As a result of implementing SFAS No. 150 on July 1, 2003, dividends on our mandatorily redeemable preferred stock began being presented as a financing expense, included in our net loss, while dividends on our conditionally redeemable preferred stock remained below our net loss. As a result of a mid-year implementation, for the year ended December 31, 2003, dividends on our mandatorily redeemable preferred stock are presented as both a financing expense, included in our net loss, and as an item below our net loss. Thus, our statement of operations includes the following:

	Year Ended December 31,		
	2004	2003	2002
	($ in thousands)		
Financing expense (above net loss):			
Gain (loss) from redemption and repurchases of mandatorily redeemable preferred stock	$ 6,478	$(26,777)	$ —
Dividends on mandatorily redeemable preferred stock	(32,075)	(30,568)	—
Items applicable to common stockholders (below net loss):			
Dividends on preferred stock	(8,178)	(43,300)	(94,451)
Gain from redemption and repurchases of preferred stock	—	218,310	67,837

We issued 686,201 shares of Series F preferred stock on August 18, 2003, which is a conditionally redeemable preferred stock. The dividends on these shares were $8.2 million for the year ended December 31, 2004, and $2.8 million for the year ended December 31, 2003, and are included as "Dividends on preferred stock" below our net loss. In addition, on February 8, 2001, we issued 200,000 shares of Series AA preferred stock which was conditionally redeemable preferred stock. Upon transfer of the Series AA preferred stock by AT&T Wireless on June 17, 2003, these shares were canceled. The dividends on the Series AA preferred stock were $5.5 million and $12.1 million for the years ended December 31, 2003 and 2002, respectively, and are included as "Dividends on preferred stock" below our net loss. The dividends on our mandatorily redeemable preferred stock totaled $32.1 million for the year ended December 31, 2004, which compares to $65.6 million on a combined basis for the year ended December 31, 2003 and $82.4 million for the year ended December 31, 2002. This decrease in mandatorily redeemable preferred stock dividends from 2002 to 2004 is the result of the reduction in the number of shares of our mandatorily redeemable preferred stock outstanding due to redemption and repurchases of our mandatorily redeemable preferred stock during 2002, 2003 and 2004.

During the year ended December 31, 2004, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock for an aggregate price of $17.4 million. These repurchases resulted in a gain from redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in our loss from continuing operations.

During the year ended December 31, 2003, prior to the adoption of SFAS No. 150, we repurchased a total of 32,707 shares of our 12.25% preferred stock and 27,500 shares of our 13% preferred stock, for an aggregate price of $36.6 million. This resulted in a gain from repurchase of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to us all of our Series AA preferred stock, which had a fair value that was substantially lower than our carrying value, thus resulting in a gain on redemption of preferred stock of $194.7 million. Therefore, our total gain from redemptions and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. Subsequent to the adoption of SFAS No. 150, in 2003, we repurchased a total of 293,101 shares of our 12.25% preferred stock, for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemptions and repurchases of mandatorily redeemable preferred stock of $26.8 million. Although our redemptions and repurchases of preferred stock are in two separate lines items for the year ended December 31, 2003, they netted to a gain of $191.5 million on a combined basis.

During 2002, we repurchased 40,287 shares of our 12.25% preferred stock and 68,728 shares of our 13% preferred stock, including accrued dividends on the repurchased shares, for an aggregate price of $38.7 million. Including deferred financing costs, this resulted in a gain on redemptions and repurchases of preferred stock totaling $67.8 million for the year ended December 31, 2002.

Other income (expense), net

For the year ended December 31, 2004, our historical other income (expense) decreased slightly compared to the year ended December 31, 2003. Before giving effect to the newly acquired markets, our other income increased $4.8 million, primarily due to a loss on sale of assets for the year ended December 31, 2003, offset by a decrease in interest income due to lower interest rates for the year ended December 31, 2004. For the year ended December 31, 2003, our other income (expense) increased compared to the year ended December 31, 2002, due to an increase in interest income during 2003 and the write off of costs associated with the eleven licenses we did not receive in an FCC auction, which were written off during 2002.

Gain (loss) from extinguishment of debt

For the year ended December 31, 2004, our gain from extinguishment of debt was $40.4 million, compared to a loss of $52.3 million for the year ended December 31, 2003, and a gain of $2.2 million for the year ended December 31, 2002. The gain from extinguishment of debt for the year ended December 31, 2004, was due to our repurchase of $230.3 million principal amount of our 8.875% senior notes at an aggregate cost of approximately $171.2 million, excluding accrued interest. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $54.8 million as a result of these purchases. In addition, we purchased approximately $1.0 million principal amount of our 10.875% senior notes at an aggregate cost of approximately $0.8 million, excluding accrued interest. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million as a result of these purchases. These gains were offset by a loss on redemption of the remaining Dobson/Sygnet senior notes, and a loss related to the amendment of the Dobson Cellular credit facility. We redeemed the remaining $5.2 million of Dobson/Sygnet senior notes and recognized a loss from extinguishment of debt of $0.4 million due to the premium paid and the write off of related deferred financing costs. We paid off the and amended the Dobson Cellular credit facility, and we recognized a loss of $14.2 million due to the write off of deferred financing cost related to the Dobson Cellular credit facility. The loss from extinguishment of debt for the year ended December 31, 2003, was due to paying off the Dobson Operating Co. credit facility, the Sygnet credit facility and $183.3 million principal amount of the Dobson/Sygnet senior notes. Our gain from extinguishment of debt for the year ended December 31, 2002, resulted from the repurchase of $11.5 million principal amount of Dobson/Sygnet senior notes for the purchase price of $8.9 million.

Discontinued operations

For the year ended December 31, 2004, we had income from discontinued operations of $0.4 million compared to income from discontinued operations (including the gain on the sale) of $26.7 million for the year ended December 31, 2003 and income from discontinued operations of $119.2 million for the year ended December 31, 2002. Our discontinued operations during 2004 relate to the Maryland property included in the swap with Cingular Wireless, while our discontinued operations during 2003 relate to both the California properties included in the swap with AT&T Wireless and the Maryland property included in the swap with Cingular Wireless. Discontinued operations during 2002 relate to the California properties included in the swap with AT&T Wireless, the Maryland property included in the swap with Cingular Wireless and the markets sold to Verizon Wireless.

Cumulative effect of change in accounting principle

For the year ended December 31, 2002, we recognized a total impairment on our wireless license acquisition costs of $174.1 million, net of tax benefit, as a result of implementing SFAS No. 142, "Goodwill and Other Intangible Assets." Of this total, $33.3 million reflects our impairment and $140.8 million reflects our share of the impairment from our then 50% interest in American Cellular.

LIQUIDITY AND CAPITAL RESOURCES

We have required, and will likely continue to require, substantial capital to further develop, expand and upgrade our wireless systems and those we may acquire. We have financed our operations through cash flows from operating activities, and when necessary, bank debt and the sale of debt and equity securities. Although we cannot provide assurance, assuming successful implementation of our strategy, including the continuing development of our wireless systems and significant and sustained growth in our cash flows, we believe that availability under Dobson Cellular's senior secured credit facility, our cash and cash equivalents on hand and cash flows from operations will be sufficient to satisfy our currently expected capital expenditures, working capital and debt service obligations over the next year. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and the regulatory, technological and competitive developments that may arise.

We may have to refinance our notes at their final maturities, which begin in 2011. Sources of additional financing may include commercial bank borrowings, vendor financing and the issuance of equity or debt securities. Some or all of these financing options may not be available to us in the future, since these resources are dependent upon our financial performance and condition, along with certain other factors that are beyond our control, such as economic events, technological changes and business trends and developments. Thus, if at any time financing is not available on acceptable terms, it could have a materially adverse effect on our business and financial condition.

Tower Sale and Lease-Back

We have entered into agreements to sell 563 towers to Global Tower LLC and then lease them back under leases with an initial ten-year term. These leases are accounted for as operating leases. On June 30,

2005, we completed the sale of 507 cellular towers for approximately $77.0 million. This sale resulted in a total gain of approximately $58.2 million, of which $0.9 million was recognized at June 30, 2005 and the remaining $57.3 million will be recognized over the life of the lease. The gain has and will continue to be recognized on the statement of operations as "Gain on disposition of operating assets." We completed the sale of the remaining 56 towers on October 3, 2005 and one additional tower on October 7, 2005, for approximately $8.9 million.

Working Capital and Net Cash Flow

At September 30, 2005, we had working capital of $129.3 million, a ratio of current assets to current liabilities of 1.2:1 and an unrestricted cash balance of $191.8 million, which compares to working capital of $77.6 million, a ratio of current assets to current liabilities of 1.3:1, an unrestricted cash balance of $139.9 million and marketable securities of $39.0 million at December 31, 2004.

Our net cash provided by operating activities totaled $113.3 million for the nine months ended September 30, 2005 compared to $40.2 million for the nine months ended September 30, 2004. The increase was primarily due to increased operating income, which generated more net cash receipts in 2005 than in 2004 and changes in current assets and current liabilities. For additional analysis of the changes impacting net loss from continuing operations, see "Results of Operations for the Nine Months Ended September 30, 2005 and 2004." We expect that any future improvements in cash provided by operating activities will primarily be driven by improvements in net income from continuing operations.

We used cash in investing activities for the nine months ended September 30, 2005 and 2004. Investing activities are typically related to capital expenditures, purchases and sales of marketable securities and other assets and acquisitions and sales of markets. We typically expect to use cash in investing activities for the foreseeable future. Our net cash used in investing activities for the nine months ended September 30, 2005 related to an increase in restricted cash from our new notes and convertible debentures issued in September, capital expenditures of $113.2 million and the purchase of Pennsylvania 4 RSA's wireless assets, partially offset by proceeds from the sale of 507 towers on June 30, 2005 and sales of marketable securities. On October 17, 2005, we used the restricted cash, along with cash on hand, to redeem our 10.875% senior notes. Our net cash used in investing activities for the nine months ended September 30, 2004 primarily related to capital expenditures of $117.8 million, the purchase of Michigan 5 RSA's and NPI's wireless assets and the purchases of marketable securities, partially offset by sales of marketable securities, cash received from Cingular Wireless as part of our Michigan/Maryland swap and receipt of funds held in escrow for contingencies on sold assets. Except for the proceeds from the sale of certain towers during 2005, we expect to continue to use cash in investing activities primarily on capital expenditures as a result of the continued development and improvements of our GSM/GPRS/EDGE wireless network.

We received cash from financing activities for the nine months ended September 30, 2005 and used cash in financing activities for the nine months ended September 30, 2004. Financing activities are typically related to proceeds from our notes payable and credit facility offset by repayments of our notes payable and credit facility and distributions to minority interest holders. Our financing activities for the nine months ended September 30, 2005, were primarily related to our new notes and convertible debentures issued in September, partially offset by financing costs related to our exchange offer, deferred financing costs related to our new notes and convertible debentures and distributions to minority interest holders. Our financing activity uses for the nine months ended September 30, 2004 consisted primarily of repayments and repurchases of long-term debt and redemption and repurchases of preferred stock, partially offset by proceeds from our notes payable and credit facility.

At December 31, 2004, we had working capital of $77.6 million, a ratio of current assets to current liabilities of 1.3:1, an unrestricted cash balance of $139.9 million and marketable securities of $39.0 million, which compares to working capital of $103.0 million, a ratio of current assets to current liabilities of 1.4:1, an unrestricted cash balance of $151.5 million and marketable securities of $56.7 million at December 31, 2003. Working capital has decreased due primarily to our repurchase of $48.3 million of our 8.875% senior notes during the first quarter of 2004, our repurchase of $17.4 million of our preferred stock during the second quarter and third quarter of 2004, our acquisition of two new markets during 2004, and the completion of our GSM/GPRS/EDGE network buildout, offset by cash provided by operating activities.

Our net cash provided by operating activities was $150.4 million for the year ended December 31, 2004, compared to $259.8 million for the year ended December 31, 2003, and $187.5 million for the year ended December 31, 2002. The decrease from 2003 to 2004 was primarily due to a $42.4 million decrease in our operating income, a $27.6 million decrease in cash provided by discontinued operations, and decreases resulting from our changes in our current assets and liabilities. The increase of $72.3 million from operating activities from 2002 to 2003 was primarily due to an increase in operating income. For additional analysis of the changes impacting net income from continuing operations see "Results of Operations for the Years Ended December 31, 2004, 2003 and 2002." We expect that any future improvements in cash provided by operating activities will primarily be driven by improvements in net income from continuing operations.

We used cash in investing activities for the years ended December 31, 2004, and 2003 and we received cash from investing activities for the year ended December 31, 2002. Investing activities are primarily related to capital expenditures, purchases and sales of marketable securities and acquisitions and sales of markets. We expect to use cash in investing activities for the foreseeable future. We received cash from investing activities for the year ended December 31, 2002, due to our net proceeds from our sale of certain markets to Verizon Wireless. For the year ended December 31, 2004, our capital expenditures were $142.0 million ($65.9 million excluding the impact of newly acquired markets), while they were $163.9 million for the year ended December 31, 2003 ($112.0 million excluding the impact of newly acquired markets), and $72.9 million for the year ended December 31, 2002. During 2005, we expect capital expenditures to remain fairly constant with 2004 amounts as a result of the continued development and improvement of our GSM/GPRS/EDGE technology in our markets.

We used cash in financing activities for the years ended December 31, 2004, 2003, and 2002. Financing activities are primarily related to proceeds from our credit facilities and notes, repayments of our credit facilities and notes, deferred financing cost associated with our credit facility and notes and purchase of debt and equity securities. Our financing activity uses for the year ended December 31, 2004, consisted primarily of repayments and repurchases of our credit facilities and notes totaling $859.2 million, redemption and repurchase of preferred stock of $17.4 million and deferred financing costs of $16.9 million, offset by proceeds from our credit facilities and notes of $899.0 million. For future expected payments of our notes, see the contractual obligation table included below.

Capital Resources

Dobson Cellular Senior Secured Credit Facility

Dobson Cellular's senior secured credit facility consists of a $75.0 million senior secured revolving credit facility.

The Dobson Cellular credit facility is guaranteed by us, Dobson Operating Co. and DOC Lease Co. LLC, and is secured by first and second priority security interests in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of original notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of September 30, 2005 and December 31, 2004, we had no borrowings under this amended credit facility.

Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.

Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.

The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit our ability to:

- make capital expenditures;

- sell or dispose of assets;

- incur additional debt;

- create liens;

- merge with or acquire other companies;

- engage in transactions with affiliates, including dividend restrictions; and

- make loans, advances or stock repurchases.

Notes Payable

On September 13, 2005, we completed our private offerings of $150.0 million principal amount of senior floating rate notes due 2012 and $150.0 million principal amount of senior convertible debentures due 2025. The net proceeds from the offerings, before expenses, were $294.0 million. In addition, we had granted the initial purchasers of the senior convertible debenture offering an option to purchase up to an additional $30.0 million principal amount of senior convertible debentures. On October 13, 2005, the initial purchasers exercised their right to purchase an additional $10.0 million principal amount of debentures. As of October 13, 2005, the aggregate principal amount of senior convertible debentures outstanding was $160.0 million.

On October 17, 2005, we used $294.0 million of restricted cash, along with cash on hand, to pay the redemption price of the entire $299.0 million outstanding principal amount of our 10.875% senior notes due 2010, plus accrued interest and the applicable redemption premium. An approximate loss of $13.6 million, net of income tax, will be recognized in the fourth quarter of 2005 due to the redemption of these 10.875% senior notes. After completion of the refinancing, our total indebtedness has been reduced to approximately $2,469.2 million.

2012 Senior Floating Rate Notes

The senior floating rate notes, which mature on October 15, 2012, bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.25%. Interest payments are due on January 15, April 15, July 15, and October 15, commencing October 15, 2005. The notes are effectively subordinated to Dobson Communications' existing and future secured indebtedness to the collateral securing that indebtedness, and to the existing and future liabilities of Dobson Communications' subsidiaries; equal in right of payment to all of Dobson Communications' existing and future unsecured senior indebtedness; and senior in right of payment to Dobson Communications' future subordinated indebtedness.

2025 Senior Convertible Debentures

The senior convertible debentures, which mature on October 1, 2025, bear interest at 1.50% per annum. Interest payments are due on April 1, and October 1, commencing April 1, 2006. The debentures will be convertible, under certain circumstances at the holders' option, into shares of our Class A common stock initially at a conversion rate of 97.0685 shares per $1,000 principal amount of the debentures (equivalent to an initial conversion price of approximately $10.30 per share), subject to adjustments. Upon conversion of the debentures, we have the right to deliver shares of our Class A common stock, cash or a combination of cash and shares of our Class A common stock. The debentures are effectively subordinated to Dobson Communications' existing and future secured indebtedness to the extent of the collateral securing that indebtedness, and to the existing and future liabilities of Dobson Communications' subsidiaries; equal in right of payment to all of Dobson Communications' existing and future unsecured senior indebtedness; and senior in right of payment of Dobson Communications' future subordinated indebtedness.

Restrictive Covenants

The indentures related to all of our senior notes contains certain covenants including, but not limited to, covenants that limit our ability and that of our restricted subsidiaries to:

- incur indebtedness;

- incur or assume liens;

- pay dividends or make other restricted payments;

- impose dividend or other payment restrictions affecting our restricted subsidiaries;

- issue and sell capital stock of our restricted subsidiaries;

- issue certain capital stock;

- issue guarantees of indebtedness;

- enter into transactions with affiliates;

- sell assets;

- engage in unpermitted lines of business;

- enter into sale and leaseback transactions; and

- merge or consolidate with or transfer substantial assets to another entity.

American Cellular is an unrestricted subsidiary for purposes of the indentures governing Dobson Communications' and Dobson Cellular's notes, meaning that it is not subject to certain covenants.

Repurchases of Notes

On February 28, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding existing 10.875% senior notes and existing 8.875% senior notes. During the first quarter of 2004, we purchased $55.5 million principal amount of our 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. Our first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of related deferred financing costs.

In addition, on October 12, 2004, our board of directors authorized us to expend up to $125.0 million for acquisition of our bond debt, without regard to face amount of principal and accrued interest acquired. We purchased approximately $174.8 million principal amount of our 8.875% senior notes at an aggregate cost of approximately $122.9 million, excluding accrued interest, with a portion of the proceeds from the sale by Dobson Cellular of its senior secured notes in November 2004. We reported a gain on extinguishment of debt, net of related deferred financing costs, of approximately $48.7 million in the fourth quarter of 2004 as a result of these purchases.

Preferred Stock

During August 2003, in conjunction with the American Cellular reorganization, we issued 686,201 shares of our Series F preferred stock having an aggregate liquidation preference of $122.5 million and convertible into a maximum of 14.0 million shares of our class A common stock, plus $48.7 million in cash and 44.2 million shares of our Class A common stock to the former holders of $681.9 million principal amount of American Cellular's outstanding 9.5% senior subordinated notes due 2009 and their advisors. On September 12, 2005, we issued 48,036 shares of Series F preferred stock as payment in kind for dividends due on October 15, 2004 and April 15, 2005 on our outstanding Series F preferred stock. We also paid accrued interest on those dividends. Our outstanding Series F preferred stock had an aggregate liquidation preference of $131.1 million, plus accrued dividends, at September 30, 2005. On October 15, 2005, we issued 25,680 shares of Series F preferred stock as payment in kind for dividends due October 15, 2005 on our outstanding Series F preferred stock. Therefore, as of October 15, 2005 our Series F preferred stock had an aggregate liquidation preference of $135.7 million.

On June 15, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding 12.25% and 13% senior exchangeable preferred stock. Through June 30, 2005 (prior to the completion of our recent exchange offer described below), we repurchased a total of 14,816 shares of our 12.25% senior exchangeable preferred stock and 9,475 shares of our 13% senior exchangeable preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million, of which all have been canceled. These repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $6.5 million during the nine months ended September 30, 2004.

On August 23, 2005, we completed a private exchange offer and a publicly registered exchange offer with holders of our 12.25% senior exchangeable preferred stock and our 13% senior exchangeable preferred stock. In connection with the exchange offer, we issued 28,249,729 shares of Class A common stock and paid $50.2 million in cash for an aggregate of 167,356 shares of preferred stock. We also obtained the consent of the holders of a majority of our 12.25% preferred stock and our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date of the exchange offer, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. The preferred stock repurchased totaling 167,356 shares have been canceled. We intend to call a special meeting of stockholders in the near future to seek stockholder approval of the amendments to the certificates of designation. We incurred a loss of approximately $66.4 million on this transaction.

On October 4, 2005, we entered into agreements with certain holders of our 12.25% senior exchangeable preferred stock and our 13% senior exchangeable preferred stock under which the holders agreed to exchange 8,700 shares of 12.25% senior exchangeable preferred stock and 30,021 shares of 13% senior exchangeable preferred stock for 5,982,040 shares of our Class A common stock and cash consideration of $1.6 million. Upon the closing of these transactions, the aggregate outstanding liquidation preference of the 12.25% senior exchangeable preferred stock and the 13% senior exchangeable preferred stock decreased from $71.7 million to $33.0 million. We expect to report a loss on this transaction of approximately $4.3 million in the fourth quarter of 2005.

As of October 4, 2005, we had outstanding 5,154 shares of our 12.25% senior exchangeable preferred stock with an aggregate liquidation value of $5.1 million, net of discount, plus accrued dividends, and 27,847 shares of our 13% senior exchangeable preferred stock with an aggregate liquidation value of $27.7 million, net of related deferred financing costs, plus accrued dividends

Capital Expenditures and Commitments

We had capital expenditures of $113.2 million for the nine months ended September 30, 2005, and $142.0 million for the year ended December 31, 2004. We plan to spend up to $150 million for capital expenditures in 2005. The majority of these expected expenditures would expand the capacity of our GSM/GPRS/EDGE network, support the addition of new GSM/GPRS/EDGE cell sites, upgrade acquired networks, and fund our compliance with certain federal regulatory mandates for E-911 Phase II.

The amount and timing of capital expenditures may vary depending on the rate at which we expand and develop our wireless systems and whether we consummate additional acquisitions. We may require additional financing for future acquisitions, to refinance our debt at its final maturities and to meet the mandatory redemption provision on our preferred stock.

Contractual Obligations

The table below sets forth all of our contractual cash obligations as of December 31, 2004, which are obligations during the following years.

	2005	2006-2007	2008-2009	2010 and After
		($ in thousands)		
Contractual Cash Obligations				
Notes payable	$ —	$ —	$ 13,774	$2,442,364
Capital leases	305	—	—	—
Mandatorily redeemable preferred stock	—	—	239,079	—
Series F preferred stock	—	—	—	122,536
Operating leases	46,300	73,729	52,027	71,010
Purchase obligations	3,566	62,500	—	—
Total contractual cash obligations	$50,171	$136,229	$304,880	$2,635,910

We completed the sale of 507 cellular towers on June 30, 2005 and we completed the sale of 57 towers in October 2005. We will lease these towers back over the next ten years. The lease payments began at approximately $10.2 million per year and increase 3% a year through 2015.

On August 23, 2005, we completed a private exchange offer and a publicly registered exchange offer with holders of our 12.25% senior exchangeable preferred stock and our 13% senior exchangeable preferred stock, as described above. In addition, on October 4, 2005 we repurchased additional shares of our 12.25% and 13% senior exchangeable preferred stock, which we are required to pay upon mandatory redemption in 2008, was reduced to $5.2 million, and the aggregate liquidation preference of the 13% senior exchangeable preferred stock, which we are required to pay upon mandatory redemption in 2009, was reduced to $27.8 million.

On September 13, 2005, we completed private offerings of $150.0 million principal amount of senior floating rate notes due 2012 and $150.0 million principal amount of senior convertible debentures due 2025, which was increased to $160.0 million on October 13, 2005, as described above. On October 17, 2005, we used the net proceeds from these offerings, along with cash on hand, to pay the redemption price of the entire $299.0 million outstanding principal amount of our 10.875% senior notes due 2010, plus accrued interest and the applicable redemption premium.

On September 13, 2005, we acquired the assets of Pennsylvania 4 RSA, described above, and we will operate their spectrum under a manager lease until we acquire the licenses.

Except for these items described above, we have not had a material change in the resources required for scheduled repayments of contractual obligations from the table presented above.

In addition, we are required to make cash interest payments on our 8.875% senior notes due 2013, Dobson Cellular is required to pay cash interest on its 9.875% second priority senior secured notes due 2012, 8.375% senior secured notes due 2011 and its floating rate senior secured notes due 2011, and American Cellular is required to pay cash interest on its 10% senior notes due 2011 and its 9.5% senior subordinated notes due 2009. Based on outstanding principal amounts at December 31, 2004, cash interest on our notes is as follows:

- $37.2 million annually through maturity in 2013 on our 8.875% senior notes;

- $32.1 million annually through maturity in 2012 on Dobson Cellular's 9.875% second priority senior secured notes;

- $20.9 million annually through maturity in 2011 on Dobson Cellular's 8.375% senior secured notes;

54

- $18.3 million annually based on the interest rate in effect on December 31, 2004, on Dobson Cellular's floating rate senior secured notes that will vary through maturity in 2011 based on the applicable interest rate, which is reset quarterly, of LIBOR plus 4.75%;

- $90.0 million annually through maturity in 2011 on American Cellular's 10% senior notes; and

- $1.7 million annually through maturity in 2009 on American Cellular's 9.5% senior subordinated notes.

After completion of the private offerings of our convertible debentures and original notes and application of the aggregate net proceeds to redeem the entire principal amount outstanding of the 10.875% senior notes, our annual interest expense for the 10.875% senior notes was replaced by an annual interest expense for the original notes and our convertible debentures. We expect that our interest expense will decrease. In addition, we incurred a loss from the redemption of our 10.875% senior notes of approximately $13.6 million, net of income tax. Annual interest expense for the convertible debentures is approximately $2.4 million and annual interest expense for the original notes based on the interest rate in effect is approximately $12.8 million.

In addition to the above cash obligations, beginning in 2003, we were required to pay cash dividends on our 12.25% preferred stock, and beginning May 1, 2004, we were required to pay cash dividends on our 13% preferred stock. We previously announced that we do not intend to declare or pay dividends on our 12.25% preferred stock or our 13% preferred stock for the fourth quarter of 2004 or the first, second or third quarter of 2005. To the extent dividends are not paid prior to the mandatory redemption dates or prior to our repurchase of the preferred shares, we will be required to pay such dividends on the redemption dates to the extent we are permitted under applicable law to redeem the preferred stock on such dates. Mandatorily redeemable preferred stock presented in the table above does not include accrued or future dividends. After the completion of our exchange offer on August 23, 2005 and October 4, 2005, we have accrued dividends of $0.8 million on our 12.25% preferred stock and $4.3 million on our 13% preferred stock. Based on the amount outstanding as of October 4, 2005, dividends related to our 12.25% preferred stock would be approximately $0.6 million for the years 2005, 2006 and 2007 and approximately $0.2 million for 2008, dividends related to our 13% preferred stock would be approximately $3.7 million for the years 2005, 2006, 2007 and 2008 and approximately $1.8 million for 2009 and dividends related to our Series F preferred stock would be approximately $9.5 million for the years 2005 through redemption in 2016.

Purchase obligations include agreements to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, capital expenditures, software acquisition/licenses commitments, legally binding service contracts and non-cancelable purchase orders that meet the definition of a "purchase obligation".

We are obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/GPRS/EDGE related products and services prior to June 9, 2007. If we fail to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of September 30, 2005, $45.5 million of this commitment has been fulfilled. As of December 31, 2004, $27.5 million of this commitment had been fulfilled. The remaining commitment at December 31, 2004 of approximately $62.5 million is included in the table above.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements or liabilities. In addition, we do not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.

EFFECT OF NEW ACCOUNTING STANDARDS

At the September 29-30, 2004 meeting of the EITF, the SEC Staff announced Topic D-108, "Use of the Residual Method to Value Acquired Assets Other than Goodwill." EITF D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, intangible assets should be separately and directly valued and the resulting fair value recognized. As noted in Critical Accounting Policies, we have used the "start-up" method to determine the fair value of our licenses. As a result, our financial condition or results was not impacted by the implementation of EITF Topic D-108.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payments." Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.

As a larger public entity, we will be required to apply Statement 123(R) as of the first annual reporting period that begins after June 15, 2005, which is the first quarter of 2006.

Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, we have historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase our non-cash compensation expense in future periods. We have not determined the method that we will use to estimate the fair value of stock options as part of our adoption of Statement 123(R). As disclosed in the notes to our consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased our non-cash compensation expense, net of tax, by approximately $3.4 million for the nine months ended September 30, 2005, $5.4 million for the nine months ended September 30, 2004, $6.5 million for the year ended December 31, 2004, $6.1 million for the year ended December 31, 2003 and $8.7 million for the year ended December 31, 2002. The provisions of our credit facility, outstanding notes, and preferred stock do not include non-cash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on our financial condition or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk relates to changes in interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

We have $400.0 million of senior notes that bear interest at a variable rate, reset quarterly, of LIBOR plus 4.75%, in the case of our $250.0 million of senior secured floating rate notes due 2011, and LIBOR plus 4.25%, in the case of our $150.0 million senior floating rate notes due 2012. These notes are the only variable rate debt we have outstanding. A one-percentage point change in interest rate would change our cash interest payments on an annual basis by approximately $4.0 million.

BUSINESS

We are one of the largest providers of rural and suburban wireless communications services in the United States. We operate primarily in rural and suburban areas that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates and less competition for subscribers than wireless systems located in larger metropolitan areas. In addition, our wireless systems are generally adjacent to MSAs that are characterized by a high concentration of expressway corridors and roaming activity.

At September 30, 2005, our wireless telephone systems covered a total population of 11.9 million in 16 states, and we had approximately 1.6 million subscribers with an aggregate market penetration of 13.2%. We offer digital voice and feature services to all of our covered population through our GSM/GPRS/EDGE network.

Competitive Strengths

We believe our competitive strengths include the following:

Substantial Size and Scale. We are one of the largest rural and suburban providers of wireless communications services in the United States. We believe our scale has enabled us to negotiate favorable prices and other terms from third-party service providers and equipment vendors.

Strong Current Market Position. We have achieved significant market share by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our GSM/GPRS/EDGE technologies, strategic roaming relationships, local sales channels, diverse service offerings, including national, regional and local rate plans, and enhanced data offerings.

Attractive Markets. Most of our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets have an average of four wireless service providers (including us), while larger metropolitan markets typically have six or more wireless service providers. Our markets generally are located near MSAs that have networks operated by our primary roaming partner, Cingular Wireless. Cingular Wireless acquired AT&T Wireless in October 2004 and renamed it New Cingular Wireless Services. For purposes of this prospectus, we refer to New Cingular Wireless Services and Cingular Wireless collectively as "Cingular Wireless." We believe penetration in rural and suburban markets is substantially less than in the major metropolitan markets, providing us with additional growth opportunities. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Most of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.

Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. In 2004, we deployed GSM/GPRS/EDGE technology on our network, which enables us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners that utilize GSM/GPRS/EDGE technology.

Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.9 million as of September 30, 2005. We have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance.

Proven Acquisition and Integration Capabilities.   We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service, marketing, system design, engineering, purchasing, financial, administrative and billing functions.

Strategy

The key elements of our strategy are:

Drive ARPU Growth through GSM Migration.   During 2004, we completed the deployment of our GSM/GPRS/EDGE network in substantially all of our markets and are currently marketing primarily GSM/GPRS/EDGE products. Our ARPU for GSM/GPRS/EDGE subscribers has been, and we expect will continue to be, higher than our ARPU for TDMA subscribers as we focus our sales effort on higher ARPU voice plans and enhanced data services. We believe our GSM/GPRS/EDGE product offering provides a more attractive value proposition to our subscribers compared to our TDMA products, offering rate plans with larger home-rate areas, lower per-minute pricing, more advanced handsets and more extensive data services. As of September 30, 2005, 58% of our subscribers were using our GSM/GPRS/EDGE network.

Locally Focused Management.   Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force, independent dealers and third party resellers, all of which foster a strong community presence for our products and operations.

Strategic Roaming Relationship.   We have developed a strategic relationship with Cingular Wireless, which operates wireless systems in urban and suburban areas near our wireless systems. Our new roaming agreement with Cingular Wireless allows our subscribers and the subscribers of Cingular Wireless to roam on each other's networks at favorable rates. Our roaming agreement with Cingular Wireless designates us as the preferred provider of roaming service in substantially all of our markets where Cingular Wireless and its affiliates do not have a network, and under certain circumstances, provides that we are the exclusive provider of such services in our markets. See "Business — Roaming." We believe our roaming relationships increase our roaming revenue and allow us to offer our subscribers attractive rate plans that include the footprints of Cingular Wireless and our other roaming partners as "home" territories.

Implementation of GSM/GPRS/EDGE Technology.   In 2004, we deployed GSM/GPRS/EDGE technology over substantially our entire network. GSM/GPRS/EDGE technology is the digital technology being used by our primary roaming partner, Cingular Wireless, and enables us to provide faster data services and provide our customers with smaller, more functional handsets. We expect that the GSM/GPRS/EDGE technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for Cingular Wireless as it continues to convert its subscriber base to service plans utilizing GSM/GPRS/EDGE technology.

Targeted Sales Efforts.   We seek to attract subscribers who will generate high monthly revenue and low churn rates. We believe that our extensive network of local distribution channels and our focus on local customer service promote loyalty from our customers and provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors in areas where locating a direct retail store might not be cost-effective.

Introduce Enhanced Products and Services.   We will continue to evaluate deployment of new and enhanced products and services on an ongoing basis to provide our customers with access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access, including Blackberry handheld devices, which we launched in late 2004 and is now available in all of our markets.

Superior Customer Service.   We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.

Operations

These tables set forth information with respect to our existing wireless markets. Information with respect to populations in licensed areas is as of September 30, 2005 and is our estimate based upon the 2003 population estimates provided by MapInfo Corporation, a location software company. These estimates are adjusted to exclude those portions of RSAs, and MSAs not covered by our licenses. Information with respect to subscribers is as of September 30, 2005. We determine market penetration by dividing the total number of subscribers in each of our FCC wireless licensed areas at the end of the period by the estimated total population covered by the applicable wireless license.

The following table sets forth information with respect to our existing markets as of September 30, 2005 for Dobson Cellular and American Cellular and for Dobson Communications on a consolidated basis.

	Dobson Cellular	American Cellular	Dobson Communications
Alaska(1)			
Anchorage, AK MSA	268,300		268,300
AK 1 RSA	91,800		91,800
AK 2 RSA	127,400		127,400
AK 3 RSA	73,300		73,300
Arizona			
AZ 1 RSA	168,400		168,400
Illinois			
Alton, IL MSA		21,800	21,800
Kansas			
KS 5 RSA	117,000		117,000
Kentucky			
KY 4 RSA		269,200	269,200
KY 5 RSA		167,200	167,200
KY 6 RSA		287,000	287,000
KY 8 RSA		126,500	126,500
Maryland			
Cumberland, MD MSA	100,500		100,500
Hagerstown, MD MSA	133,500		133,500
MD 1 RSA	30,100		30,100
MD 3 RSA	209,100		209,100
Michigan			
MI 1 RSA		202,100	202,100
MI 2 RSA	115,300		115,300
MI 3 RSA	181,700		181,700
MI 4 RSA	144,400		144,400
MI 5 RSA	174,400		174,400
MI 10 RSA	139,200		139,200
Michigan PCS(2)	588,000		588,000

	Dobson Cellular	American Cellular	Dobson Communications
Minnesota(3)			
Duluth, MN MSA		244,500	244,500
MN 2 RSA		32,800	32,800
MN 3 RSA		58,700	58,700
MN 4 RSA		16,700	16,700
MN 5 RSA		217,600	217,600
MN 6 RSA		285,200	285,200
Missouri			
MO 1 RSA	43,200		43,200
MO 2 RSA	23,000		23,000
MO 4 RSA	73,200		73,200
MO 5 RSA	13,700		13,700
New York(4)			
NY 3 RSA	476,400		476,400
Orange County, NY MSA		349,800	349,800
Poughkeepsie, NY MSA		284,200	284,200
NY 5 RSA		395,900	395,900
NY 6 RSA		112,100	112,100
Ohio			
Youngstown, OH MSA	478,100		478,100
OH 7 RSA		262,000	262,000
OH 10 RSA		62,700	62,700
OH 11 RSA	111,500		111,500
Oklahoma			
OK 2 RSA	49,200		49,200
OK 5 RSA(5)	34,500		34,500
OK 6 RSA	225,000		225,000
OK 7 RSA(5)	118,500		118,500
Enid, OK MSA	58,000		58,000
NE Oklahoma PCS(6)		265,500	265,500
Pennsylvania			
Sharon, PA MSA	118,600		118,600
Erie, PA MSA	278,200		278,200
PA 1 RSA	194,500		194,500
PA 2 RSA	85,900		85,900
PA 4 RSA		96,600	96,600
PA 6 RSA	382,500		382,500
PA 7 RSA	217,200		217,200
PA 9 RSA		187,100	187,100
PA 10 RSA	49,900		49,900

	Dobson Cellular	American Cellular	Dobson Communications
Texas			
TX 2 RSA(7)	89,000		89,000
TX 9 RSA	197,200		197,200
TX 10 RSA	346,100		346,100
TX 16 RSA	361,700		361,700
West Virginia			
WV 2 RSA		76,700	76,700
WV 3 RSA		264,700	264,700
Wisconsin(8)			
Eau Claire, WI MSA		150,100	150,100
Wausau, WI MSA		127,700	127,700
WI 1 RSA		121,800	121,800
WI 2 RSA		87,200	87,200
WI 3 RSA		146,600	146,600
WI 4 RSA		126,800	126,800
WI 5 RSA		85,700	85,700
WI 6 RSA		34,000	34,000
Total population	6,687,500	5,166,500	11,854,000
Total subscribers	883,700	682,200	1,565,900
Total penetration	13.2%	13.2%	13.2%

(1) We also own or lease PCS spectrum in the following basic trading areas, or BTAs, in Alaska: BTA 14, BTA 136 and BTA 221. This PCS spectrum covers a total population of 0.7 million, however, it overlaps populations already covered by our cellular licenses of 0.6 million. Since our network does not cover the incremental population outside of our cellular license coverage area, the incremental population of 0.1 million is not included in the table above.

(2) Michigan PCS consists of the following BTAs: BTA 11, BTA 132, BTA 169, BTA 241, BTA 307, BTA 310, BTA 345, BTA 390, BTA 409 and BTA 446. These PCS licenses cover a total population of 1.7 million, however, they overlap populations already covered by our cellular licenses totaling 0.7 million and cover areas that are not currently covered by our network totaling 0.3 million. Therefore, only the net incremental population of 0.7 million is included in the table above.

(3) We also own a PCS license for Duluth BTA 119, which overlaps a population of 0.4 million already covered by our cellular license.

(4) We also own a PCS license for Syracuse BTA 438 which covers a total population of 0.8 million. Our network does not currently cover these populations, thus, they are not included in the table above.

(5) This market is owned by a partnership, of which Dobson Cellular owns a 65% interest.

(6) NE Oklahoma consists of PCS licenses for the following BTAs: Oklahoma BTA 31, Kansas BTA 88 and portions of Missouri BTA 220, Oklahoma BTAs 311 and 448.

(7) This market is owned by a partnership, of which Dobson Cellular owns a 62% interest.

(8) We also own a PCS license for Eau Claire BTA 123, which overlaps a population of 0.2 million already covered by our cellular licenses.

Services and Features

We solidify our commitment to our customers by placing a high priority on offering the latest products, services and competitive rate plans. We have a fully digital network and have introduced a wireless Internet product in an on-going effort to consistently deliver advanced services and technologies to our customers. We attempt to maximize the choices available to our customers by offering the latest lines of hand-held wireless phones from a wide variety of manufacturers. We design our rate plans to fit the specific needs of our customers, which we balance with our on-going objective to improve our operating results.

Our primary service offering is wireless telephone service. We currently offer digital service using both the GSM/GPRS/EDGE digital standard and the TDMA digital standard in all of our wireless markets. In addition, we offer various custom-calling features, including voice mail, call forwarding, call waiting, three-way calling, no answer transfer, caller ID, message waiting indicator, sleep mode for longer battery life, voice-activated dialing, and mobile originated and mobile terminated short message service. The deployment of GSM/GPRS/EDGE technology allows us to provide more advanced wireless data services, thereby giving our subscribers the ability to access the Internet, to send and receive pictures and video, and to download games and music.

Marketing

The following are key components of our marketing strategy:

Branding. We offer wireless service under the CELLULARONE® service mark in all of our markets other than western Oklahoma and the Texas Panhandle, where we use and own the service mark DOBSON CELLULAR SYSTEMS®. We believe that we have obtained significant marketing benefits from the high name recognition associated with CELLULARONE®, a widely used service mark. We previously licensed the CELLULARONE® service mark, until we acquired the CELLULARONE® brand in December 2005. We will license the CELLULARONE® name to other wireless communications providers. These licenses comprise the Cellular One Group. The mission of the CELLULARONE® advertising program is to focus on promoting the CELLULARONE® trademark for the direct benefit of ourselves, our subsidiaries and our CELLULARONE® licensees. From time-to-time, we may consider alternative brand name strategies and service marks.

Advertising. Our advertising strategy is focused on establishing a strong local presence in each of our markets. We direct our media efforts at the market level by advertising in local publications and sponsoring local and regional events. We also use mass media outlets such as television, radio, newspaper, magazine and outdoor advertising, as well as direct marketing, to augment our efforts at the community level.

We focus our marketing programs on attracting subscribers that we believe are likely to generate high monthly revenue. We undertake extensive market research to identify and design marketing programs to attract these subscribers and tailor distinctive rate plans and roaming rates to emphasize the quality, value and advantage of our wireless service. We market our service offerings primarily through our direct sales force and company-owned retail stores. We also market our service offerings through our Internet site and a network of dealers, such as electronics stores, car dealerships and department stores. In addition to these traditional channels, our marketing team continuously evaluates other, less traditional, methods of distributing our services and products, such as direct mail programs.

Segmented Rate Plans. We offer our subscribers a diverse array of rate plans, so that each subscriber can choose the plan that best fits that subscriber's expected calling needs. We focus our offers to take advantage of our GSM/GPRS/EDGE network. Our offerings include our national rate plans, which use our networks, and those of other third party providers, mainly Cingular Wireless, plus regional and local rate plans at a variety of pricing tiers. Our rate plans generally combine a fixed monthly access charge, a designated number of minutes-of-use, per minute usage charges for minutes in excess of the included amount and additional charges for certain custom-calling features. Most of our plans include some features such as voice mail, caller ID, call forwarding and call waiting. These plans offer value to the customer while enhancing airtime usage and revenue. Our goal is to offer plans that best fit our subscriber's needs.

Sales and Distribution

We sell and distribute our wireless services, phones and accessories primarily through four distribution channels: our retail stores, direct sales, independent dealers, and third party resellers. For the nine months ended September 30, 2005, approximately 54% of our gross subscriber additions were added through our retail stores, approximately 5% were added by our direct sales force, approximately 18% were added by our independent dealers and approximately 23% were added by third party resellers.

As of September 30, 2005, we had approximately 210 retail stores and outlets, most of which can also handle general customer service matters, including inquiries regarding bills and existing service. Some of these stores are also authorized warranty repair centers. Our stores and our well-trained sales staff provide customer-friendly retail environments through extended hours, and by offering a large selection of products and services at convenient locations, which are designed to make the sales process quick and easy for the subscriber.

We train our sales force in a manner designed to stress the importance of customer satisfaction. We believe that our direct sales force is able to select and screen new subscribers and select pricing plans that realistically match subscriber needs, and we compensate our sales force in part based on their success in meeting subscriber needs. As a result, we believe that our direct sales force reduces our marketing costs because our subscriber retention rate is higher than when we use independent dealers. As of September 30, 2005, we had approximately 105 employees in our direct sales force.

As of September 30, 2005, we had contracts with approximately 340 independent dealers or agents. Those agents operate approximately 600 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores and national and regional retail chains.

As of September 30, 2005, we had relationships with three major third party resellers. The relationships involve an agreed upon discounted price for our wireless services, and in return, the resellers market and sell services on our network and provide billing and customer service to the reseller subscribers.

We have developed an after-sale telemarketing program which we believe helps to reduce our churn rates and enhance customer loyalty. This program, which is conducted by our sales force and customer service personnel, includes courtesy calls to our new customers and allows our sales staff to check customer satisfaction and offer our customers additional calling features.

Customer Service

Customer service is an essential element of our marketing and operating philosophy. We seek to attract new subscribers and retain existing subscribers by providing high-quality customer service. Our customers benefit from a local staff, including an area manager, customer service field representatives, technical and engineering staff, sales representatives and installation and repair facilities. Local offices and installation and repair facilities allow us to better service our customers, schedule installations and make repairs. As of September 30, 2005, we managed four call centers, which service our markets. As part of a reorganization of our call centers, effective July 1, 2005, we closed our Frederick, Maryland call center and our other call centers will handle any calls that may have come into this call center. The regional presence of the call centers enhances our knowledge of the local markets, which improves our ability to provide customer service, credit and collection and order activation.

In addition, our customers are able to report wireless telephone service or account problems 24-hours a day to our customer service centers on a toll-free access number with no airtime charge. We believe that our emphasis on customer service affords us a competitive advantage over our larger competitors. We frequently contact our subscribers in order to evaluate and measure, on an ongoing basis, the quality and competitiveness of our services.

Roaming

Roaming is an important service component for our business. Accordingly, where possible, we attempt to arrange roaming agreements that allow customers to roam at competitive prices. We believe this increases usage on all wireless systems, including our own. We operate many systems that are adjacent to major metropolitan areas and include a high concentration of expressway corridors. These systems tend to have a significant amount of roaming activity.

Our most significant roaming partner is Cingular Wireless, which accounted for almost 90% of our roaming traffic for the nine months ended September 30, 2005 and 91% of our roaming traffic for the year ended December 31, 2004. We have entered into a long-term roaming agreement with Cingular Wireless to provide their subscribers with GSM/GPRS/EDGE and TDMA services when they roam in our markets. This agreement also allows our subscribers to roam outside of our service area on the networks of Cingular Wireless at rates we believe to be favorable.

Cingular Wireless completed its acquisition of AT&T Wireless in October 2004. On August 12, 2005, our two operating subsidiaries, Dobson Cellular and American Cellular, entered into a new, multi-year roaming agreement with Cingular Wireless, their primary wireless roaming partner, and amended the existing GSM operating agreements with New Cingular Wireless Services. The new agreements amended and/or replaced the (i) GSM Operating Agreement between New Cingular Wireless and American Cellular, dated July 11, 2003; (ii) GSM Operating Agreement between New Cingular Wireless and Dobson Cellular, dated July 11, 2003; (iii) Roaming Agreement for GSM/GPRS between New Cingular Wireless and American Cellular, dated July 11, 2003; (iv) Roaming Agreement for GSM/GPRS between New Cingular Wireless and Dobson Cellular, dated July 11, 2003; (v) Second Amended and Restated TDMA Operating Agreement between New Cingular Wireless and American Cellular (f/k/a ACC Acquisition LLC under this agreement), dated July 11, 2003; (vi) TDMA Operating Agreement between New Cingular Wireless and Dobson Cellular, dated January 16, 1998; and (vii) Intercarrier Multi-Standard Roaming Agreement between Cingular Wireless LLC and Dobson Cellular, dated January 25, 2002. The new agreements provide for the following:

- The term of the new roaming agreement expires on August 12, 2009, which extends the term of the old roaming agreements by approximately one year, while the term of each GSM operating agreement is unchanged and expires in mid-2008;

- Dobson Cellular and American Cellular on the one hand and Cingular Wireless on the other hand agreed to mutually lower roaming rates, with Dobson Cellular and American Cellular paying Cingular a flat incollect rate through mid-2009 that is approximately half the blended rate in previous roaming agreements;

- The roaming rate structure for payments between Dobson Cellular and American Cellular on the one hand and Cingular Wireless on the other hand has been revised from the rate structure in the old agreements and is effective as of April 9, 2005;

- Dobson Cellular and American Cellular on the one hand and Cingular Wireless on the other hand will continue to mutually prefer one another for roaming through the term of the new roaming agreement;

- The existing limited exclusivity provision of the GSM operating agreements will remain in effect with minor modifications until June 30, 2008, which we believe will have a minimal impact on revenue;

- There will be "home-on-home" roaming in areas where Cingular Wireless and Dobson Cellular or American Cellular operate;

- Dobson Cellular and American Cellular acquired on December 15, 2005 for $6.0 million, 10 MHz of spectrum covering 1.1 million POPs, consisting of Youngstown, Ohio and Ohio 11 RSA; and Erie and Sharon, Pennsylvania and a portion of the Pennsylvania 1 RSA, which is pending FCC approval; and

- Dobson Cellular and American Cellular may lease additional spectrum covering over 1.5 million POPs under (a) an option, which may be exercised by March 12, 2006, to lease 10 MHz of spectrum from Cingular for periods ranging from 12 months to three years covering approximately 671,000 POPs, consisting of Ulster county in the NY 5 RSA; Genesee county in NY 3 RSA; and 16 counties in central Texas; and (b) Cingular's agreement, upon our request within 60 days of March 12, 2006, to assist us in obtaining leases upon terms to be determined for 10 MHz of spectrum from certain related parties covering approximately 918,000 POPs, consisting of three counties in NY 3 RSA; three counties in PA 2 RSA and three counties in PA 7 RSA; two counties in TX 16 RSA and one county in

Texas 9 RSA; two counties in MI 7 RSA and one county in MI 6 RSA; and 11 boroughs in Alaska. In addition, Cingular has agreed to assist us in obtaining a lease for 10 MHz of spectrum covering approximately 291,000 POPs in Dutchess county in the Poughkeepsie NY MSA.

In addition, Dobson Cellular and American Cellular entered in to an agreement with Cingular Wireless whereby Dobson Cellular and American Cellular will receive from Cingular Wireless approximately $7.8 million in total as a settlement for prior claims under various agreements between Dobson Cellular and American Cellular on the one hand and the former AT&T Wireless on the other hand, and Dobson Cellular and American Cellular will also receive certain formula-based residual payments in connection with such settlements through mid-2008 at the latest.

Billing System

We have contracted with Convergys Corporation for use of their Atlys® billing and customer care systems under a service bureau arrangement. Convergys provides billing for all our subscribers in all our markets. Convergys handles all the administration and maintenance of the Atlys® application and the associated infrastructure. Convergys and their partners are responsible for the processing and printing of all customer invoices.

Network Operations

Network Communications Equipment.   Our network communications equipment is provided by a variety of leading network suppliers, including Nortel Networks and Ericsson.

Connection Agreements.   Our wireless network connects to the public-switched telephone network system through local exchange carriers. We have interconnection agreements with BellSouth, SBC (Ameritech, Southwestern Bell), Verizon (Bell Atlantic, GTE), Sprint, and Qwest (US West) and other local exchange carriers within our markets. The expiration dates of these agreements vary from one to three years. Upon expiration, the agreements automatically renew for six months to one year and can terminate upon mutual written consent by either party.

Network Operations.   Our network operations are monitored by regional network personnel, who provide monitoring on a real-time basis for items including alarm monitoring, power outages, tower lighting problems and traffic patterns.

Cell Sites and Transmission Towers.   On June 30, 2005, we completed a sale and leaseback transaction in which we sold 507 cellular towers, and we completed the sale and lease back of the remaining 56 towers on October 3, 2005 and one additional tower on October 7, 2005 . As of September 30, 2005, on a consolidated basis and after giving effect to the sale and leaseback transactions, we operated 2,500 cell sites, of which 69 were on towers owned by us.

System Development and Technology

System Development.   We develop or build out our service areas in response to projected subscriber demand and competitive factors by adding voice circuits to existing cell sites and by building new cell sites to increase capacity with an emphasis on improving coverage for hand-held phones in high-traffic areas. We develop projected subscriber service demand for each market area on a cell-by-cell basis.

We expect our network expansion to enable us to continue to add and retain subscribers, enhance subscriber use of our systems, increase roaming traffic due to the large geographic area covered by our network and further enhance the overall efficiency of our systems. We believe that the increased coverage and capacity will continue to have a positive impact on market penetration and subscriber usage.

Digital Technology.   During 2004, we completed the deployment of our GSM/GPRS/EDGE network in substantially all of our markets. With this enhanced data network, we offer 28Kb to 36Kb GPRS data speeds and 100Kb to 120Kb EDGE data speeds to our subscribers and to subscribers of our roaming partners. GSM/GPRS/EDGE is the network technology choice for our largest roaming partner, Cingular Wireless.

Our TDMA digital technology divides each channel into three voice circuits providing service to three simultaneous users instead of using the same spectrum for one analog voice circuit. Our digital services include digital voice circuits, short messaging services, message waiting indicator, increased battery life and caller ID services.

Competition

We compete with one or more companies in our markets throughout our regions. In various markets, these companies include Alaska Communications Systems, Alltel, Cingular Wireless, Rural Cellular, Sprint Nextel and its affiliates, T-Mobile, US Cellular and Verizon Wireless.

Our industry has and continues to experience consolidation amongst competitors, which has led to a reduction in our total number of competitors. In addition to the October 2004 acquisition of AT&T Wireless by Cingular, Sprint and Nextel Communication, Inc. merged on August 12, 2005 and Alltel completed its purchase of Western Wireless on August 1, 2005.

The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless telecommunications industry to be dynamic and intense as a result of competitors and the development of new technologies, products and services. Many of our competitors have been operating for a number of years, operate nationwide systems, currently serve a substantial subscriber base and have significantly greater financial, personnel, technical, marketing, sales and distribution resources than we do. Some competitors market enhanced data services, such as single carrier radio transmission technology, or 1XRTT. In addition, the FCC requires all wireless carriers to provide WLNP for their customers, which enables wireless customers to change wireless carriers and retain their wireless telephone numbers. WLNP may result in an increase in churn throughout the industry.

We compete against other facilities-based cellular carriers, PCS carriers and enhanced specialized mobile radio, or ESMR, carriers in each of our markets. We compete for customers based principally upon price, the services and enhancements offered, the quality of our system, customer service, system coverage and capacity. This competition may increase to the extent that licenses are transferred from smaller, standalone operators to larger, better-capitalized and more experienced wireless operators that may be able to offer consumers certain network advantages.

The FCC has created potential sources of new competition by auctioning additional PCS licenses, as well as licenses for wireless communications services, local multipoint distribution service, 39 GHz service and 220 to 222 MHz service. Further, the FCC has announced plans to auction licenses in the 4.9 GHz and 700 MHz bands that may be usable for mobile services. The FCC has also allocated an additional 90 MHz of spectrum (in the 1.7 GHz and 2.1 GHz bands) for advanced wireless services, and adopted service and auction rules for these bands. The FCC has announced that an auction of licenses to use this spectrum could commence as early as mid-2006. The FCC has also initiated a number of rulemaking proceedings to allocate additional spectrum to wireless use, much of which can be licensed for commercial wireless purposes. In the future, we may also compete more directly with traditional landline telephone service providers.

We also face, to a lesser extent, competition from mobile satellite service, or MSS, providers, as well as from resellers of these services and wireless service. The FCC has granted MSS providers the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers' ability to offer more competitive mobile services.

Continuing technological advances in telecommunications make it impossible to predict the extent of future competition. However, due to the depth and breadth of the competitive services offered by operators using these other technologies, future competition from these operators could be intense.

Regulation

The wireless telecommunications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. The enactment of the Telecommunications Act of 1996 has had an impact on many aspects of this regulation. In addition, the federal and state regulatory schemes are regularly the subject of administrative rulemakings and judicial proceedings that are significant to us.

Federal Regulation. The licensing, construction, modification, operation, ownership and acquisition of wireless telephone systems are subject to regulations and policies adopted by the FCC under the Communications Act of 1934, as amended, or the Communications Act. These regulations and policies govern, among other things, applications for licenses to construct and operate wireless communications systems, ownership of wireless licenses and the transfer of control or assignment of such licenses, and the ongoing technical and operational requirements under which wireless licensees must operate.

Federal Licensing Requirements. We hold a variety of cellular, PCS, and microwave licenses, as authorized by the FCC. The FCC licenses cellular systems in accordance with 734 geographically defined market areas comprised of 306 MSAs and 428 RSAs. In each market, the FCC licenses two cellular systems operating on different 25 MHz frequency blocks designated as Block A and Block B. Apart from the different frequency blocks, there is no technical difference between the two cellular systems; and the operational requirements imposed on each by the FCC are the same. Under FCC rules, the authorized service area of a cellular provider in each of its markets is referred to as the cellular geographic service area, or CGSA. The CGSA may conform exactly to the boundaries of the FCC-designated MSA or RSA, or it may be smaller if a licensee has chosen not to provide services to certain areas. In almost all of our markets, our CGSA is virtually coterminous with the MSA or RSA boundary. In markets where this is not the case, the unserved area is sparsely populated.

PCS licenses are awarded by the FCC for protected geographic service areas called major trading areas, or MTAs, and BTAs, which are defined by Rand McNally & Company. Under this scheme, the United States and its possessions and territories are divided into 493 BTAs, all of which are included within 51 MTAs. The PCS MTAs and BTAs cover different geographic areas than the MSAs and RSAs, and so a licensee for a cellular MSA license and a PCS BTA license in the same general geographic area may have overlapping coverage but not co-extensive coverage. Each PCS license authorizes operation on one of six frequency blocks allocated for broadband PCS. The FCC has allocated 120 MHz of radio spectrum in the 1.9 GHz band for licensed broadband PCS. The FCC divided the 120 MHz of spectrum into two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs, for a total of more than 2,000 licenses. Some of the C Block licenses were subsequently divided into two 15 MHz blocks or three 10 MHz blocks.

The FCC has adopted construction benchmarks for PCS licenses. All 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their respective service areas within five years, and two-thirds of the population within ten years, of their initial license grants, or make a showing of substantial service. All 10 MHz and 15 MHz Block licensees must construct facilities that offer coverage service to 25% of the service area within five years of their initial licenses, or make a showing of substantial service. While the FCC has granted limited extensions and waivers of these requirements, licensees that fail to meet the coverage requirements are subject to forfeiture of the license. We are in compliance with the applicable construction requirements that have arisen for the PCS licenses we currently hold. We expect to meet all future construction requirements as well.

The FCC also has allocated 90 MHz of additional spectrum for "advanced wireless services" in the 1.7 GHz and 2.1 GHz bands, and has announced plans to auction licenses for that spectrum in 2006. The current band plan for that spectrum calls for 10 and 20 MHz licenses covering a variety of geographic service areas, from MSA/RSA to large regional areas.

The FCC generally grants wireless licenses for terms of ten years that are renewable upon application to the FCC. Near the conclusion of the license term, we must file applications for renewal of licenses to obtain authority to operate for an additional ten-year term. If a license is not renewed, then we will be unable to operate on the frequencies covered by the expired license. To date, the FCC has renewed for a new ten-year term each of our licenses for which a renewal application was required. If the FCC were to find, after appropriate notice and hearing, that good cause existed, the FCC may deny our license renewal applications.

However, the FCC will award a renewal expectancy to us if we meet certain standards of past performance. If we receive a renewal expectancy for our cellular licenses, the FCC will renew our existing cellular licenses without accepting competing applications. If we receive a renewal expectancy for our PCS licenses, our licenses would likely be renewed even if a competing application was filed by another party. To receive a renewal expectancy, we must show that we have provided "substantial" service during our past license term and have substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines "substantial" service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license, subject to a comparative hearing; and the FCC may award the license to another entity. To our knowledge, we have satisfied the "substantial service" standard in all of our markets.

The FCC may deny applications for FCC authority, and in extreme cases revoke licenses, if it finds that an entity lacks the requisite "character" qualifications to be a licensee. In making this determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving felonies, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition, employment discrimination, misrepresentations to the FCC or other government agencies, or serious violations of the Communications Act or FCC regulations. To our knowledge, there are no activities and no judicial or administrative proceedings involving either the licensees in which we hold a controlling interest or us that would warrant such a finding by the FCC.

Cellular and PCS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One requirement of cellular providers is the coordination of proposed frequency usage with adjacent cellular users, permittees and licensees in order to avoid interference between adjacent systems. In addition, the height and power of cellular base station transmitting facilities and the type of signals they emit must fall within specified parameters. PCS providers may not exceed a certain field strength limit at the market boundary without the consent of the neighboring PCS licensee. In 2004, the FCC released an order addressing ways of reducing interference caused to public safety radio licensees in the 800 MHz band by enhanced specialized mobile radio, or ESMR, services (such as those offered by Nextel) and, more rarely, by cellular and other commercial mobile radio service, or CMRS, carriers operating within licensed parameters. The order places certain obligations on both ESMR and cellular providers to abate "unacceptable interference" caused to public safety communications to the extent such interference, even if in part, is caused by the SMR or cellular providers. Under certain conditions, ESMR and cellular providers may also need to provide prior notice of new cell site construction or modification. The new regulatory mandates could increase our costs. Furthermore, the order changed ESMR spectrum assignments and provided for an assignment of 10 MHz of spectrum in the 1.9 GHz band to Nextel that may enhance the ability of ESMR service providers to compete with us.

In September 2002, the FCC removed or significantly reduced the impact of many outdated cellular rules, eliminated a number of technical requirements and granted additional technical and operational flexibility. Among the changes is a phase-out over a five-year period, which commenced on February 18, 2003, of the requirement that all cellular carriers provide analog service throughout their territory. These new rule changes have enabled us to operate more efficiently and to utilize our licensed spectrum more effectively in providing services that meet our customers' requirements. The phase-out of cellular analog service is tied, in part, to accommodating the needs of the hearing impaired and their ability to utilize hearing aids with digital wireless phone service. In this regard, the FCC adopted an order in August 2003 requiring digital wireless phone manufacturers and providers of digital wireless services such as ourselves to take steps to develop and offer digital wireless handsets that are compatible with hearing aid devices. This order will increase our costs by requiring us to train our sales force on compatible digital handsets, comply with related reporting requirements, and engage in outreach efforts; these compliance efforts may increase the price of wireless handsets for consumers.

The FCC also regulates a number of other aspects of the cellular business. Federal legislation enacted in 1993 requires the FCC to reduce the disparities in the regulatory treatment of similar mobile services, such as cellular, PCS and ESMR services. Under this regulatory structure, all of our cellular and PCS licenses are classified as CMRS licenses. As a CMRS provider, the FCC regulates us as a common carrier. The FCC, however, has exempted cellular and PCS offerings from some typical common carrier regulations, such as tariff and interstate certification filings, thereby allowing us to respond more quickly to our competition in the marketplace. The 1993 federal legislation also preempted state rate and entry regulation.

The FCC permits cellular, broadband PCS, paging and ESMR licensees to offer fixed services on a co-primary basis along with mobile services. This rule may facilitate the provision of wireless local loop service, which involves the use of wireless links to provide local telephone service by cellular licensees, as well as broadband PCS and ESMR licensees, although the extent of lawful state regulation of such "wireless local loop" service is undetermined. While we do not presently have a fixed service offering, our network is fully capable of accommodating such a service. We continue to evaluate our service offerings which may include a fixed service plan at some point in the future.

The FCC requires PCS licensees to coordinate their frequency usage with co-channel or adjacent channel incumbent fixed microwave licensees in the 1850-1990 MHz band. If a PCS licensee intends to turn on a station within the interference range of the incumbent microwave licensee, the PCS licensee may then require the incumbent to either cease operations or relocate itself to alternate facilities at the incumbent's own expense provided that the PCS licensee first gives the incumbent with no less than six months written notice to vacate. Accordingly, if the proposed PCS facility will potentially interfere with the operations of an incumbent fixed microwave system, then construction of the facility may be delayed, which in turn, may hinder a PCS licensee's ability to respond to competitive pressure in the marketplace for additional sites.

Federal Ownership Restrictions. The FCC no longer restricts an entity's ability to own interests in both cellular frequency blocks in an MSA or RSA market (the so-called "cellular cross interest rule"). Moreover, the FCC no longer enforces a particular limit on the amount of CMRS spectrum in which an entity may hold an attributable interest (formerly known as the "spectrum cap"). The FCC now engages in a case-by-case review of transactions that would raise concerns similar to those that the cellular cross interest rule (for RSAs) and the spectrum cap were designed to address. We believe these changes adopted by the FCC could further increase the ability of wireless operators to attract capital or to make investments in other wireless operators. In the absence of any clear FCC guidelines, there is no guarantee that we will be able to acquire spectrum in the future if it overlaps with our existing spectrum holdings and results in a significant aggregation of spectrum. Further, the FCC now permits licensees to lease spectrum under certain conditions. Spectrum leasing provides additional flexibility for wireless providers, including us, to structure transactions, along with additional business and investment opportunities. We have availed ourselves of spectrum leasing opportunities where they have served a purpose for us.

The FCC may prohibit, or impose conditions on, transfers of licenses. The Communications Act requires prior FCC approval for substantive, non-pro forma transfers or assignments to or from us of a controlling interest in any license or construction permit, or of any rights thereunder. Although we cannot ensure that the FCC will approve or act in a timely fashion upon any future requests for approval of applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license, or a spectrum lease right in an FCC license, is necessary to lawfully provide cellular or PCS service, if the FCC were to disapprove any such filing our business plans would be adversely affected. The FCC has instituted a streamlined transfer and assignment process, which allows certain assignment or transfer of control applications that do not raise competitive issues or involve certain classes of licenses and/or licensees, to be granted automatically within a very short time frame. In addition, the FCC has adopted new immediate approval procedures for certain classes of transfer of control and assignment of license applications. Under these new procedures, certain assignment or transfer of control applications will be granted immediately, subject to reconsideration by the FCC, either on its own motion or at the request of interested parties. These rules could provide more expeditious access to any spectrum we may acquire through purchase or acquisition.

FCC rules restrict the voluntary assignments or transfers of control of certain PCS licenses in the C and F Blocks, the so-called Entrepreneurs' Blocks, which were awarded in auctions in which bidding was limited to entities below a certain size and in which certain bidding enhancements (i.e., bidding credits and installment payment plans) were offered. We previously qualified for and presently hold some Entrepreneurs' Block licenses, and so the restrictions on transfer of such licenses that apply during the first five years of the license term (or until the licensee satisfies the five-year construction benchmark), would not inhibit our ability to obtain such licenses. However, the FCC also requires that "entrepreneurs" must repay to the government all or part of any bidding credit they benefited from in the auction if they seek to transfer control of or assign an Entrepreneurs' Block license to an entity that does not qualify for the same level of benefits at the time the transfer is made. Moreover, if a license is being paid for in installments, as allowed to certain holders of these "entrepreneurs" licenses, the FCC will condition its approval of a transfer or assignment on remittance of all unpaid principal and accrued interest if the proposed transferee or assignee does not qualify for the installment payment plan. These rules could affect our ability to assign or transfer control of our Entrepreneurs' Block licenses or acquire such licenses from other entities.

The Communications Act includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. The law permits indirect ownership of as much as 25% of our equity without the need for any action by the FCC. If the FCC determines that the public interest would be so served, it may revoke licenses or require an ownership restructuring in the event that such ownership exceeds the statutory 25% benchmark. The FCC generally permits, however, additional indirect ownership in excess of the statutory 25% benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. However, even for these types of investment, the FBI, Department of Justice, and Department of Homeland Security often require the execution of agreements ensuring that foreign investment would not affect law enforcement access to necessary telecommunications facilities. For investors from countries that are not members of the World Trade Organization, the FCC will determine whether the home country of the foreign investor extends reciprocal treatment called "equivalent competitive opportunities" to U.S. entities. If these opportunities do not exist, the FCC may not permit investment beyond the 25 percent benchmark. While these restrictions could adversely affect our ability to attract additional equity financing, we have no knowledge that any foreign entity directly or indirectly owns a significant percentage of our capital stock, or that our ownership, as a whole, exceeds the statutory maximum. However, as a publicly-traded company we cannot know the exact amount of our stock that is held by foreign entities.

General Regulatory Obligations. The Communications Act and the FCC's rules impose a number of requirements upon cellular and PCS licensees. These requirements could increase our costs of doing business.

We are obligated to pay annual regulatory fees and assessments to support the FCC's regulation of the cellular and PCS industries, as well as fees necessary to support federal universal service programs, number portability regional database costs, centralized administration of telephone numbering, telecommunications relay service for the hearing-impaired and application filing fees. These fees may be recoverable from our subscribers, in whole or in part, as separate line-item charges.

The FCC has adopted requirements for cellular, PCS and other CMRS providers to implement basic and enhanced 911, or E-911, services. These services provide state and local emergency service providers with the ability to better identify and locate 911 callers using wireless services, including callers using special devices for the hearing impaired. Our obligations to implement these services occur in stages. In addition, because the implementation of these obligations requires the availability of certain facilities for the local emergency services provider, our specific obligations are set on a market-by-market basis as emergency service providers request the implementation of E-911 services within their locales. The FCC permits carriers to use either of two technical solutions to meet their E-911 obligations: handset-based solutions that typically utilize a Global Positioning System (GPS) chip embedded in each handset to provide 911 call centers with the geographic coordinates of the caller; and network-based solutions that utilize indirect data from the wireless infrastructure, such as triangulation or other techniques, to derive the caller's geographic coordinates. Because manufacturers of GSM handsets to date have not produced a handset-based solution for carriers like us that utilize GSM technology, we are compelled to use a network-based E-911 solution. Because of their reliance on indirect data, network-based solutions have performance limitations in achieving FCC-mandated levels of accuracy, particularly in rural areas such as those we serve, where the low density of cell sites is a limiting factor for network-based solution's location data collection capability. We are currently constructing facilities to implement these capabilities in several markets, although we may be unable to meet all of the requirements imposed by the FCC or meet them on a timely basis, and we cannot state at this time what relief from these regulations may be required, or whether the FCC or the local public safety authorities would grant such relief if we request that they do so. The extent to which we are required to deploy E-911 services will affect our capital spending obligations. The FCC in 1999 amended its rules to eliminate a requirement that carriers be compensated for enhanced 911 costs and expand the circumstances under which wireless carriers may be required to offer E-911 services. Federal legislation enacted in 1999 may limit our liability for uncompleted 911 calls to a degree commensurate with wireline carriers in our markets.

Under certain circumstances, federal law also requires cellular and PCS carriers to provide law enforcement agencies with capacity and technical capabilities to support lawful wiretaps. We obtained an interim waiver of these requirements through the period that ended November 19, 2003 for packet-mode services and have requested an additional extension of this waiver through December 31, 2006. Federal law also requires compliance with wiretap-related record-keeping and personnel-related obligations. The FCC has initiated a rulemaking proceeding which may result in new costs and obligations with respect to our packet-mode and other IP-based services. Maintaining compliance with these wireless 911 and law enforcement wiretap requirements may create additional capital obligations for us to make necessary system upgrades.

Because the availability of telephone numbers is dwindling, the FCC has changed the way that telephone numbers generally are allocated through "number pooling" rules. Number pooling is only mandatory at this point within the wireline rate centers located in counties that are included in the "Top 100 MSAs" as defined by the FCC's rules. A number of our markets may be partially or wholly contained within the Top 100 MSAs. We have expended capital preparing for number pooling in these markets as well as preparing to support the roaming of pooled numbers into our markets. The FCC also has authorized states to initiate limited numbering administration to supplement federal requirements. Some of the states in which we provide service have been so authorized.

In addition, the FCC has ordered all carriers, including wireless carriers, to adopt a method for providing customers with telephone number portability, i.e., the ability to keep their telephone numbers when they change telecommunications carriers, either wireless to wireless or, in some instances, wireline to wireless, and vice versa. Under the WLNP rules, since November 24, 2003, CMRS carriers serving areas located in one of the Top 100 MSAs have been required to port their telephone numbers, provided that they received a request by February 24, 2003 from another carrier to do so. Outside of the Top 100 MSAs, CMRS carriers that received a request from another carrier by November 24, 2003 were required to port numbers by May 24, 2004. Requests made after November 24, 2003 must be satisfied within six months. In addition, all CMRS carriers have been required since November 24, 2003 to support roaming nationwide for customers with ported or pooled numbers. These number portability requirements have resulted in added capital expenditures for us to make necessary system changes. We have received number portability requests in many of our markets and have met the November 24, 2003 and May 24, 2004 deadlines, as applicable.

The FCC has adopted rules to govern customer billing by CMRS providers and has extended certain billing rules applicable to landline carriers to CMRS carriers. The FCC permits CMRS carriers to use line-item charges on bills to recover FCC-related regulatory costs and has preempted state regulation requiring or prohibiting the use of line-item charges. The FCC has also initiated a rulemaking proceeding to determine what costs can be recovered through certain designated line-item charges and the descriptions used for such line-item charges. The outcome of the rulemaking proceeding could increase the complexity and costs of our billing processes and/or limit the manner in which we bill for services.

The FCC has initiated a proceeding to consider a request for a declaratory ruling on whether states can regulate a wireless carrier's imposition of early termination fees upon subscribers that prematurely terminate their long-term service agreements that include such fees. An adverse ruling in this proceeding could lead to increased regulation of such fees, or restrictions on the use of such fees, by the states, which could negatively affect our ability to assess such fees in the states where we operate.

The FCC is required to implement policies that mandate local exchange carriers to pay reciprocal compensation for the exchange of traffic with other carriers, including CMRS carriers such as us, at rates more closely related to cost. In a rulemaking proceeding pertaining to interconnection between local exchange carriers, or LECs, and CMRS providers such as us, the FCC concluded that LECs are required to compensate CMRS providers for the reasonable costs incurred by these providers in terminating traffic that originates on LEC facilities, and vice versa. Moreover, the FCC released a decision that amended its rules, effective April 29, 2005, to clarify on a prospective basis that LECs must establish rates for terminating the traffic of a CMRS provider over the LEC's facilities through negotiations with the CMRS provider and not through a tariff. The FCC is also currently considering changes to LEC-CMRS interconnection and other so-called "intercarrier compensation" schemes, and the outcome of the proceeding may affect the manner in which CMRS carriers are charged or compensated for such traffic. In 2003, the FCC ruled that CMRS carriers such as ourselves cannot order "dedicated transport" facilities and at unbundled network element, or UNE, prices from LECs for connections from our wireless base stations and switches to the LEC's telephone network. In 2005, the FCC made clear that CMRS providers also cannot order transport between LEC facilities on an unbundled basis at UNE prices.

The FCC has adopted rules that require interstate communications carriers, including cellular and PCS carriers, to "make an equitable and non-discriminatory contribution" to a Universal Service Fund that reimburses communications carriers that provide basic communications services to users who receive services at subsidized rates. We have made such payments as the FCC has required. The FCC retains the right to audit our universal service filings and, as a result of such an audit, to require additional payments. The FCC initiated a rulemaking proceeding in which it solicited public comment on ways of reforming both the manner by which it assesses carrier contributions to the Universal Service Fund and the way in which carriers may recover their costs from customers. The FCC's rules currently require that to the extent that a carrier recovers the costs of USF contributions from its subscribers in a separate line-item charge that the charge not exceed the assessment rate that the carrier pays times the proportion of interstate telecommunications revenue on the bill. We comply with these requirements, which have had and will continue to have an impact on our ability to recover our administrative costs for administering our participation in the program.

Wireless carriers may be designated as "Eligible Telecommunications Carriers," or ETC, and, if designated, may receive universal service support for providing service to consumers that reside in certain high cost areas. Support is available on both the federal and state level. Application for ETC status is generally made to the state public service commission. However, certain states have deferred designation in their state to the FCC. Other wireless carriers operating in states where we offer service have obtained or applied for ETC status. Such other carriers' receipt of universal service support funds may affect our competitive status in a particular market. We have applied for federal ETC designation in certain states in which we provide wireless service to qualifying high cost areas. We have been so designated in certain areas of Alaska, Kentucky, Michigan, Minnesota, Oklahoma, Texas and Wisconsin. We also have applications pending in New York and for additional areas in Oklahoma. Some designation proceedings can be lengthy and/or adversarial, and could result in increased regulatory obligations. We are contemplating whether to apply in other states, and if so, where else to apply. Success in obtaining ETC status may make available to us an additional source of revenue that would be used to provide, maintain and improve the service we provide in those high-cost areas.

Cellular and PCS carriers are exempt from the obligation to provide equal access to interstate long distance carriers. However, the FCC has the authority to impose rules to require unblocked access through carrier identification codes or toll-free 800/8xx numbers, so that cellular subscribers are not denied access to the long distance carrier of their choosing, if the FCC determines that the public interest so requires. Our customers have access to alternative long distance carriers using toll-free numbers.

There are restrictions on a telecommunications carrier's use of customer proprietary network information without prior customer approval. Given our current marketing activities, these rules have limited potential to impose upon us new costs, obligations or burdens.

Telecommunications carriers are required to make their services accessible to persons with disabilities. The FCC's rules implementing these requirements generally require service providers to offer equipment and services that are accessible to and usable by persons with disabilities, if readily achievable, and to comply with complaint/grievance procedures for violations of these provisions. These rules are largely untested and are subject to interpretation through the FCC's complaint process. While much of the focus of these rules is on the manufacture of equipment, we could be subject to the imposition of costly new requirements and, if found to have violated the rules, be subject to fines as well. As a related matter, the FCC has required CMRS providers to begin selling hearing aid-compatible phones beginning on September 16, 2005. In advance of the September deadline, the FCC decided that until August 1, 2006, it will base the hearing aid-compatibility rating of dual-mode GSM handsets on their operation in the 1900 MHz band only and not in the 850 MHz band. We rely on this temporary waiver relief to comply with the FCC's handset offering requirements, because GSM handsets that meet the FCC's rating standard (ANSI C63.19) when operated in the 850 MHz band are not commercially available. Unless the FCC's rating standard is modified or manufacturers are able to produce GSM handsets that satisfy the current standard when operated in the 850 MHz band, GSM providers, like us, will not be able to meet the FCC's handset offering requirements after the temporary relief ends on August 1, 2006. Moreover, starting September 18, 2006, the FCC will require mobile service providers to include in their handset offerings a certain number of handsets that meet inductive coupling requirements with hearing aids. Our ability to satisfy this new requirement will depend on the ability of manufacturers to produce compliant handsets. Failure to comply with the hearing aid-compatibility requirements could result in FCC fines.

The FCC has determined that interexchange (long distance) service offerings of CMRS providers are subject to rate averaging and rate integration requirements of the Telecommunications Act. Rate averaging requires us to average our long distance CMRS rates between rural and high-cost areas and urban areas. Rate integration requires providers of interexchange services to provide such services to its subscribers in each state at rates no higher than the rates charged in any other state. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans pending further reconsideration of its rules, and has delayed the requirement that CMRS carriers integrate their rates among CMRS affiliates. Other aspects of the FCC's rules have been vacated by the United States Court of Appeals for the District of Columbia, and are subject to further consideration by the FCC. There is a pending proceeding in which the FCC will determine how rate integration requirements apply to CMRS offerings, including single-rate plans. To the extent that we offer services subject to these requirements, our pricing flexibility is reduced, and there is no assurance that the FCC will decline to impose these requirements on us and/or across our various CMRS affiliates.

In 2003, the FCC adopted rules implementing the Telephone Consumer Protection Act of 1991, or TCPA, and established a national do-not-call registry for consumers who wish to avoid telemarketing calls. The registry is nationwide in scope, includes all telemarketers (with the exception of certain nonprofit organizations), and covers both interstate and intrastate telemarketing calls. Consumers can place their telephone numbers on the registry and will continue to have the option of using current company-specific do-not-call registries if they wish to eliminate telemarketing calls from specific companies only. States may adopt more restrictive do-not-call laws governing intrastate telemarketing. The rules adopted by the FCC have an impact on our ability to make telemarketing calls.

The FCC requires wireless carriers to report major network outages. The reporting requirements apply to switches, fiber, microwave radios, E-911, SS7 networks, satellite and other special outages if they meet a certain threshold. Other utility companies such as wireline companies have been under such reporting requirements for some time. The FCC uses the reported information to understand the nature of major outages and for the creation of industry standards to mitigate future outages. As a result, we have implemented internal procedures to identify reportable outages and to ensure that we comply with these new reporting obligations. These new requirements could increase our costs of doing business.

State, Local and Other Regulation.   The Communications Act preempts state or local regulation of the market entry of, or the rates charged by, any CMRS provider, which include cellular telephone service and PCS providers. As a practical matter, we are free to establish rates and offer new products and service with a minimum of regulatory requirements. The states in which we operate maintain nominal oversight jurisdiction; a few states still require notification when we acquire or transfer licenses. Most states still maintain some form of jurisdiction over customer complaints as to the nature or quality of services and as to billing issues. Under the Communications Act, states may continue to regulate "other terms and conditions" of wireless service, and a number of state authorities have initiated actions or investigations of various wireless carrier practices. The outcome of these proceedings is uncertain and could require us to change certain of our marketing practices and ultimately increase state regulatory authority over the wireless industry. States and localities assess on wireless carriers such as us, taxes and fees that may equal or even exceed federal obligations. Moreover, as part of a rulemaking proceeding, the FCC is evaluating the proper statutory interpretation of "other terms and conditions" and the delineation of the separate roles of state and federal regulation that may either increase or decrease the states' ability to regulate CMRS providers.

The location and construction of our cellular and PCS transmitter towers and antennas are subject to FCC and Federal Aviation Administration regulations and are subject to federal, state and local environmental regulation, as well as state or local zoning, land use and other regulation. Before we can put a system into commercial operation, we must obtain all necessary zoning and building permit approvals for the cell site and microwave tower locations. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. Additionally, any proposed site must comply with the FCC's environmental rules. If zoning approval or requisite state permits cannot be obtained, or if environmental rules make construction impossible or infeasible on a particular site, our network design might be adversely affected, network design costs could increase and the service provided to our customers might be reduced.

We cannot ensure that any state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities, which currently have none. Such changes could impose new obligations on us that would adversely affect our operating results.

Future Regulation. From time to time, federal or state legislators propose legislation that could affect us, either beneficially or adversely. We cannot ensure that federal or state legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might adversely affect our business. Changes such as the allocation by the FCC of radio spectrum for services that compete with our business could adversely affect our operating results.

Employees and Dealers

As of September 30, 2005, we had approximately 2,490 full-time employees. We consider our employee relations to be good. In addition, as of that date, we had relationships with approximately 340 independent dealers or agents. Those agents operate approximately 600 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores and national and regional retail chains.

Properties

We maintain our corporate headquarters in Oklahoma City, Oklahoma in a building we lease from an affiliate of Dobson CC Limited Partnership, or DCCLP. We also lease four regional call centers, which are located in Oklahoma City, Oklahoma, LaGrangeville, New York, Boardman, Ohio and Duluth, Minnesota. As of September 30, 2005, our wireless operations operated approximately 210 retail stores and outlets and approximately 13 administrative offices, most of which are leased. We review these leases from time-to-time and, in the future, may lease or acquire new facilities as needed. We do not anticipate encountering any material difficulties in meeting our future needs for leased space.

Legal Proceedings

Beginning on October 22, 2004, securities class action lawsuits were filed against us and several of our officers and directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of our publicly traded securities in the period between May 6, 2003 and August 9, 2004. The lawsuits allege among other things that we concealed significant decreases in revenues and failed to disclose certain facts about our business, including that our rate of growth in roaming minutes was substantially declining, and that we had experienced negative growth in October 2003; that AT&T Wireless, our largest roaming customer, had notified us that it wanted to dispose of its equity interest in us that it had held since our initial public offering, significantly decreasing their interest in purchasing roaming capacity from us; that Bank of America intended to dispose of its substantial equity interest in us as soon as AT&T Wireless disposed of its equity interest in us; that we had been missing sales quotas and losing market share throughout the relevant period; and that we lacked the internal controls required to report meaningful financial results. The lawsuits further allege that we issued various positive statements concerning our financial prospects and subscriber information, the speed of the deployment of our GSM network and the continued growth in our roaming minutes, and that those statements were false and misleading. The court has consolidated these actions into No. CIV-04-1394-C and the consolidated action is pending. On July 5, 2005, motions to dismiss the consolidated complaint were filed on behalf of all defendants. Plaintiffs filed their response to the motions to dismiss on September 6, 2005. We filed our reply briefs on October 3, 2005. Although we cannot predict or quantify the outcome with certainty, we intend to vigorously defend ourselves against the claims. Management does not believe that the litigation will have an adverse effect in any material respect on us.

On May 27, 2005, the Securities and Exchange Commission notified us by letter that it has concluded its informal investigation of us regarding the timing of a September 2001 disclosure that a controlling interest in us was pledged to secure a loan to DCCLP. The letter notified us that the Commission would not take any action or seek any relief from us or DCCLP.

We are not currently aware of any additional or material changes to pending or threatened litigation against us or our subsidiaries that could have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Our directors and executive officers and their respective ages and positions as of December 1, 2005, are set forth below:

Name	Age	Position
Everett R. Dobson(1)(2)	46	Chairman of the Board
Steven P. Dussek(2)	49	Chief Executive Officer and President
Bruce R. Knooihuizen	49	Executive Vice President and Chief Financial Officer
Timothy J. Duffy	46	Senior Vice President and Chief Technical Officer
R. Thomas Morgan	49	Senior Vice President and Chief Information Officer
Frank Franzese	43	Senior Vice President — Sales
Trent W. LeForce..................	40	Controller and Assistant Secretary
Richard D. Sewell, Jr.	48	Treasurer
Stephen T. Dobson(1)	42	Secretary and Director
Mark S. Feighner	57	Director
Fred J. Hall......................	54	Director
Justin L. Jaschke	47	Director
Albert H. Pharis, Jr.	55	Director
Robert A. Schriesheim..............	45	Director

(1) Everett R. Dobson and Stephen T. Dobson are brothers.

(2) Effective April 11, 2005, Everett R. Dobson ceased to be Chief Executive Officer and President and Steven P. Dussek became Chief Executive Officer and President.

Everett R. Dobson has served as a director since 1990 and as an officer from 1982 to April 2005. From 1990 to 1996, he served as a director and our President and Chief Operating Officer and as President of our cellular subsidiaries. He was elected our Chairman of the Board and Chief Executive Officer in April 1996. Mr. Dobson ceased to be our President and Chief Executive Officer on April 11, 2005. Mr. Dobson served on the board of the Cellular Telecommunications Internet Association in 1993 and 1994. He holds a Bachelor of Arts degree in Economics from Southwestern Oklahoma State University and currently sits on its Foundation Board and chairs its Investment Committee. Prior to October 1999, Mr. Dobson was Chairman of the Board and Chief Executive Officer of Logix, and a director of Dobson Telephone. In October 1999, he ceased to serve as Chief Executive Officer of Logix. In March 2002, he resigned as a director of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director of Dobson Telephone. On April 25, 2003, in connection with the completion of the Logix Chapter 11 reorganization proceeding, Mr. Dobson became a director of Intelleq and DWL Holdings Company, or DWL.

Steven P. Dussek became our Chief Executive Officer and President effective April 11, 2005. Mr. Dussek has served as a director of NII Holdings, Inc., a publicly held provider of mobile communications for business customers in Latin America, since 1999. From 1999 until 2000, Mr. Dussek was the Chief Executive Officer of NII Holdings. Mr. Dussek was the President and Chief Operating Officer of NII Holdings from March 1999 until September 1999. From 1996 until 2002, Mr. Dussek served in various senior management positions with Nextel Communications, Inc., most recently as Executive Vice President and Chief Operating Officer. From 1995 to 1996, Mr. Dussek served as Vice President and General Manager of the northeast region for the PCS division of AT&T Wireless Services. From 1993 to 1995, Mr. Dussek served as Senior Vice President and Chief Operating Officer of Paging Networks, Inc., a paging company.

Bruce R. Knooihuizen is our Executive Vice President and Chief Financial Officer. Mr. Knooihuizen joined us in July 1996. From 1994 to 1996, Mr. Knooihuizen was Chief Financial Officer and Secretary for

The Westlink Co. in San Diego, a wireless provider which was formerly an operating unit of US West. Previously, he was Treasurer and Controller of Ameritech Cellular from 1990 to 1994; Director, Accounting Operations of Ameritech Applied Technologies from 1988 to 1990; and Controller of Ameritech Properties in 1988, all located in Chicago. From 1980 to 1988, he held various financial and accounting positions with The Ohio Bell Telephone Company. Mr. Knooihuizen received a Bachelor of Science degree in Finance from Miami University in Oxford, Ohio and a Master of Business Administration degree in Finance from the University of Cincinnati.

Timothy J. Duffy has served as our Senior Vice President since December 1998 and as our Chief Technical Officer since August 1999. In this capacity, he manages our cellular network facilities as well as engineering, design and build-out of new cellular networks. Prior to joining us, Mr. Duffy worked for Sygnet Communications from 1985 to 1998 in engineering and related management positions. In 1983, he was employed as Director of Engineering for the Constrander Corporation where he was responsible for seven AM and FM radio broadcast facilities in Ohio and Pennsylvania. From 1976 to 1982, he served as Chief Engineer of radio station WGRP in Greenville, Pennsylvania. Mr. Duffy holds a U.S. patent concerning the integration of wireless phone location information to make call management decisions. He is a member of the Institute of Electrical and Electronics Engineers and holds a Bachelor of Science degree in Electrical Engineering from Pennsylvania State University.

R. Thomas Morgan has served as our Chief Information Officer since December 1997, serving as Vice President until April 2003 when he became a Senior Vice President. During 1996 and 1997, Mr. Morgan was Director of Corporate Services in the Information Services Department of American Electric Power in Columbus, Ohio, an electric utility serving three million customers in the Midwest. Previously, he was Manager of Accounting and Human Resources Systems from 1994 through 1995 and held various positions in the Information Systems Department of American Electric Power from 1985. Mr. Morgan was Manager of Software Engineering for Access Corporation, a software development company, in Cincinnati, Ohio from 1978 to 1981. Mr. Morgan holds a Bachelor of Science degree in Systems Analysis from Miami University in Oxford, Ohio.

Frank Franzese became Senior Vice President — Sales effective November 28, 2005. Mr. Franzese was employed by Nextel Communications, Inc. as Vice President of Direct Sales and NASCAR NEXTEL Cup Series[TM] Business Development from 2004 to 2005, as Vice President of Direct Distribution and Corporate Accounts from 2003 to 2004, as Vice President of Corporate Accounts from 2002 to 2003, as Vice President of Direct Distribution and Government Accounts from 2000 to 2001, as President of Midwest Region from 1998 to 2000, and as General Manager of Chicago Operations from 1997 to 1998. Mr. Franzese was employed by Pride Training and Development LLC, a performance management organization servicing Fortune 1000 companies, as President from 1996 to 1997. Mr. Franzese received a Bachelor of Arts degree in 1984 from Muhlenberg College in Allentown, Pennsylvania.

Trent W. LeForce is our Controller and Assistant Secretary. He has served as our Controller since joining us in February 1997. From 1988 to 1997, Mr. LeForce was employed by Coopers and Lybrand, a public accounting firm and a predecessor entity to PricewaterhouseCoopers, concluding as a senior audit manager. Mr. LeForce received a Bachelor of Science degree in Accounting from Oklahoma State University.

Richard D. Sewell, Jr. has served as Treasurer since September 1998. Mr. Sewell was employed by Dal-Tile International Inc., a ceramic tile manufacturer and distributor, as Vice President — Finance from 1997 to 1998, as Vice President — Treasurer from 1995 to 1997 and as Vice President — Financial Reporting from 1990 to 1995. From 1979 to 1989, Mr. Sewell was employed by a predecessor entity to Ernst & Young, a public accounting firm, concluding as a principal in their Entrepreneurial Service Group. Mr. Sewell received a Bachelor of Science degree in Accounting from the University of Missouri-Kansas City.

Stephen T. Dobson has served as a director since 1990. He served as our Treasurer from 1990 until September 1998, and he has served as Secretary since 1990. He also served as General Manager and Secretary of Dobson Telephone Company from 1994 to 1998 and 1990 to 1998, respectively. He was President and a director of Logix from January 1997 until March 2002, at which time he resigned as a director and executive officer of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director and executive officer of Dobson Telephone. On April 25, 2003, upon the completion of the Logix Chapter 11 proceeding, he became a director of Intelleq and DWL. He holds a Bachelor of Science degree in Business Administration from the University of Central Oklahoma. Mr. Dobson became Vice Chairman of the Board and Chief Executive Officer of DWL on April 25, 2003.

Mark S. Feighner has served as a director since February 2004. He was a venture partner in Austin Ventures, an Austin, Texas early-stage investor in and advisor to telecommunications companies, from September 2000 to January 2003. From 1995 to February 2000, Mr. Feighner served as President of GTE Wireless (formerly GTE Mobilnet). From 1972 to 1995, Mr. Feighner served in various capacities with GTE Telephone Operations, including as Vice President and General Manager of GTE Communications Corporation, General Manager of GTE-Florida, Vice President of GTE Telephone Operations for Sales, Product Management and Program Management. Mr. Feighner served on the board of the Cellular Telecommunications Internet Association from September 1995 to February 2000. Mr. Feighner is a member of the advisory board of the Kelley School of Business at Indiana University. He holds a Bachelor of Science degree in Business and Marketing from Indiana University.

Fred J. Hall has served as a director since May 2000. Since 1983, Mr. Hall has been Chairman, President and Chief Executive Officer of the Fred Jones Companies, Inc., a privately-held company headquartered in Oklahoma City, Oklahoma. Since October 2002, Mr. Hall has been Chairman of the Board of Managers of the general partners of Catalyst/Hall Growth Capital, LP and Catalyst/Hall Equity Capital, LP, both of which are venture capital investment companies. Mr. Hall was with the United States Department of State, serving as Assistant Secretary for European and Canadian Affairs from 1986 to 1998. Mr. Hall served as Chairman of the Oklahoma Turnpike Authority from February 1995 to March 2004. In addition, Mr. Hall serves on the boards of numerous civic and cultural organizations. Mr. Hall received a Bachelor of Arts degree from Vanderbilt University in 1974 and a Master of Science degree in Business Administration from the University of Southern California in 1976.

Justin L. Jaschke has served as a director since 1996. Mr. Jaschke was the Chief Executive Officer and a director of Verio Inc., an Internet services provider based in Englewood, Colorado, from its inception in March 1996 until February 2004. Prior to March 1996, Mr. Jaschke served as Chief Operating Officer for Nextel Communications, Inc. following its merger with OneComm Corporation in July 1995. Mr. Jaschke served as OneComm's President and as a member of its Board of Directors from 1993 until its merger with Nextel. From May 1990 to April 1993, Mr. Jaschke served as President and Chief Executive Officer of Bay Area Cellular Telephone Company. Mr. Jaschke currently serves on the Board of Directors of Positive Networks, Inc., a leading virtual private networking service provider, and on the Board of Trustees of his alma mater, the University of Puget Sound. Mr. Jaschke served on the Board of Directors of Metricom, Inc., a wireless data communications provider until November 2001. Mr. Jaschke was a director of our former subsidiary, Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications, Inc. and Dobson Telephone Company, which we refer to collectively as Logix, from March 1998 until April 2003. In February 2002, Logix Communications Enterprises, Inc. and Logix Communications Inc. filed for relief under Chapter 11 of the Bankruptcy Code and in April 2003, successfully completed a plan of reorganization. As part of the plan of reorganization, the name Logix Communications Enterprises was changed to Intelleq Communications Corporation, or Intelleq, and the name of Logix Communications Inc. was changed to DWL Holding Company, or DWL. Mr. Jaschke has a Bachelor of Science degree in mathematics from the University of Puget Sound and a Master of Science degree in Management from the Massachusetts Institute of Technology Sloan School of Management.

Albert H. Pharis, Jr. has served as a director and a consultant since December 1998. Since February 2003, Mr. Pharis has been Chairman of the Board, Chief Executive Officer and a director of Ortheon Medical, a medical device company based in Orlando, Florida. In September 1999, Mr. Pharis became a director of Logix and the Chief Executive Officer of Logix Communications Enterprises, Inc. He ceased to be the Chief Executive Officer of Logix Communications Enterprises, Inc. in April 2001 and, in April 2003, upon completion of the Logix Chapter 11 proceeding, he ceased to be a director of Logix. Mr. Pharis served as President, Chief Executive Officer and director of Sygnet Wireless, Inc. and Sygnet Communications, Inc. from 1985 to December 1998. During that time, he was active as a board member of the Cellular

Telecommunications Internet Association from 1985 through 1998, and as a member of its Executive Committee from 1989 through 1998. He has also served as Chairman of the CTIA's Small Operators Caucus during several of those years.

Robert A. Schriesheim has served as a director since February 2004. He has been affiliated with ARCH Development Partners, LLC, a Chicago, Illinois-based venture capital fund, since August 2002 and has served as managing general partner from January 2003 to present. From September 1999 to March 2002, Mr. Schriesheim was Executive Vice President of Corporate Development and Chief Financial Officer and a director, of Global Telesystems, Inc., a London, England-based, publicly traded provider of telecommunications, data and related services to businesses throughout Western and Central Europe, Russia and the Commonwealth of Independent States. He also served as Executive Vice President — Chief Corporate Development Officer for Global Telesystems, Inc. in 1999. In 2001, Global Telesystems filed, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands and a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, both to facilitate the sale of Global Telesystems. All such proceedings were approved, confirmed and completed by March 31, 2002. From 1997 to 1999, Mr. Schriesheim was President and Chief Executive Officer of SBC Equity Partners, Inc., a Chicago, Illinois-based private equity firm. From 1996 to 1997, Mr. Schriesheim was Vice President of Corporate Development for Ameritech Corporation, a Chicago, Illinois-based communications company. From 1993 to 1996, he was Vice President of Global Corporate Development for AC Nielsen Company, a subsidiary of Dun & Bradstreet. Mr. Schriesheim received a Bachelor of Arts degree from Princeton University in 1982, and a Master of Business Administration degree in Finance and Business Economics from the University of Chicago Graduate School of Business in 1986.

American Cellular Agreement

In conjunction with the American Cellular reorganization, we entered into an agreement with certain former holders of American Cellular's senior subordinated notes to further amend our certificate of incorporation to limit the size of our board of directors to seven persons and to provide that two of our seven directors would be elected by a vote of only holders of our Class A common stock, voting as a separate class, which we refer to as Class A directors, commencing upon the expiration of the respective terms of the Class A directors whom we appointed. As part of this agreement, we agreed to appoint two Class A directors, one to serve for a term expiring at our annual meeting of stockholders in 2005 and the other to serve for a term expiring at our annual meeting of stockholders in 2006. Messrs. Feighner and Schriesheim were included in a group of potential nominees developed by representatives of former holders of American Cellular's senior subordinated notes and were among several persons chosen from that group and recommended to us by a representative of those former note holders. We reviewed the qualifications of, and interviewed, the several potential nominees selected by the representatives and determined that Messrs. Feighner and Schriesheim were acceptable to us. Messrs. Feighner and Schriesheim, who are our Class A directors, were appointed to our board of directors on February 18, 2004. Mr. Feighner is a Class II director whose initial term expired in 2005. At our 2005 annual stockholders' meeting, Mr. Feighner was elected for a term expiring in 2008. Mr. Schriesheim is a Class III director whose term will expire in 2006.

Rights of Holders of Preferred Stock

As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Resources — Preferred Stock," we have deferred the payment of dividend payments on each series of our outstanding preferred stock. If we do not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to our board of directors. If we do not make four quarterly dividend payments (whether consecutive or not) on either our 12.25% preferred stock or our 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to Dobson Communications' board of directors. Under these circumstances, the expansion of our board of directors by six new members would not constitute a change of control under the indentures governing our outstanding notes or our credit facility.

In connection with the completion of the August 23, 2005 exchange offer, we declared the accrued dividends with respect to the Series F preferred stock that were due October 15, 2004 and April 15, 2005 to be paid on September 12, 2005 by issuing additional shares of Series F preferred stock, in which case the Series F holders' current right to elect two directors would terminate. We also declared an in-kind dividend on our outstanding Series F preferred stock due October 15, 2005. In addition, in connection with the completion of the August 23, 2005 exchange offer, the holders of the 12.25% preferred stock and the 13% preferred stock waived their rights to elect board members for a period of at least 18 months after the expiration date of the August 23, 2005 exchange offer.

Director Compensation

In 2002 and 2003, and until March 10, 2004, each of our directors, other than Everett R. Dobson, received an annual directors' fee of $10,000 and an annual fee of $5,000 for each committee on which the director served. On March 10, 2004, we revised our fee structure for directors so that for 2004, starting as of March 10, 2004, our directors, other than Everett R. Dobson, receive an annual fee of $55,000. Commencing March 10, 2004, members of our Audit Committee and Strategic Planning Committee each receive an annual fee of $20,000 for each such committee on which they serve. Previously, members of our Audit Committee received an annual fee of $5,000. Commencing on March 10, 2004, members of our Compensation Committee each receive an annual fee of $10,000 for serving on the Compensation Committee. Previously, members of our Compensation Committee received an annual fee of $5,000. We also reimburse all of our directors for out-of-pocket expenses incurred in attending board and committee meetings. Members of the Corporate Governance and Nominating Committee do not receive any fees for serving on such committee. Directors fees and fees payable to members of committees are paid annually, in arrears, for the twelve-month period ending with our annual meeting of shareholders.

Everett R. Dobson, who has been one of our executive officers, received no additional cash compensation for services rendered as a director for 2004. For 2005, he will receive an annual director's fee.

In October 1996, in connection with his election as a director, we granted Justin L. Jaschke an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $0.78 per share. In addition, in April 2002, we granted Mr. Jaschke a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Jaschke in 1996 are 100% vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Jaschke options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Jaschke during 2004 vest at a rate of 25% per year through March 2008.

In December 1998, in connection with his election as a director, we granted Albert H. Pharis, Jr. an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $5.18 per share. In addition, in April 2002, we granted Mr. Pharis a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Pharis in 1998 are fully vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Pharis options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Pharis during 2004 vest at a rate of 25% per year through March 2008.

In May 2000, we granted Fred J. Hall options to purchase 50,000 shares of our Class A common stock, at an exercise price of $23.00 per share. In April 2002, we granted Mr. Hall a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Hall during 2000 are fully vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Hall options to acquire 115,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Hall during 2004 vest at a rate of 25% per year through March 2008.

In April 2002, we granted Stephen T. Dobson options to acquire 50,000 shares of our Class A common stock, at an exercise price of $2.30 per share, and we granted Everett R. Dobson options to acquire 1,000,000 shares of our Class A common stock at an exercise price of $2.30 per share. The options granted to Everett R. Dobson and Stephen T. Dobson during 2002 vest at a rate of 25% a year through April 2006. On

March 10, 2004, we granted Everett R. Dobson options to acquire 275,000 shares of our Class A common stock at an exercise price of $3.49 per share, and we granted Stephen T. Dobson options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Everett R. Dobson and Stephen T. Dobson during 2004 vest at a rate of 25% per year through March 2008. All options will become fully vested if we experience a change of control.

On March 10, 2004, we granted Mark S. Feighner options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Feighner during 2004 vest at a rate of 25% per year through March 2008.

On March 10, 2004, we granted Robert A. Schriesheim options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Schriesheim during 2004 vest at a rate of 25% per year through March 2008.

Effective March 10, 2004, we granted non-qualified options to purchase shares of our Class A common stock to certain of our directors, officers and employees. The grants to our directors are listed in the table below. Each option is for a term of ten years and vests at the rate of 25% per year. Each option is exercisable at an exercise price of $3.49 per share, which was the market price of our Class A common stock on the date each option was granted.

Name	Number of Shares Subject to Option
Everett R. Dobson	275,000
Stephen T. Dobson	100,000
Mark S. Feighner	100,000
Fred J. Hall	115,000
Justin L. Jaschke	100,000
Albert H. Pharis, Jr.	100,000
Robert A. Schriesheim	100,000

Compensation Committee Interlocks and Insider Participation

As of December 31, 2004, our Compensation Committee consists of Mark S. Feighner, Justin L. Jaschke and Albert H. Pharis, Jr. No member of the Compensation Committee was one of our officers or employees, or an officer or employee of any of our subsidiaries at any time during 2004. Mr. Pharis served as Chief Executive Officer and a director of our former subsidiary, DWL, from September 1999 until April 2001, and was a paid consultant to us from December 1998 until December 31, 2003.

Executive Compensation

Summary Compensation Table

The table and notes below show the compensation for the last three years of our Chief Executive Officer and President during that period and our four next highest-paid executive officers as of December 31, 2004 for services in all capacities to Dobson Communications and its subsidiaries. The individuals shown in the table below are referred to in this prospectus as the named executive officers.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Securities Underlying Options	All Other Compensation(3)
		Base Salary	Bonus(1)	Other Annual Compensation(2)		
Everett R. Dobson	2004	$600,000	$225,857	$51,100	275,000	$8,000
Chairman of the Board	2003	600,000	700,000	63,100	—	8,000
	2002	595,833	600,000	50,000	1,000,000	8,000
Bruce R. Knooihuizen	2004	400,000	103,851	—	218,333	8,000
Executive Vice President	2003	385,000	300,000	—	—	8,000
and Chief Financial Officer	2002	383,632	200,000	—	500,000	8,000
Timothy J. Duffy	2004	250,000	103,005	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000	—	—	8,000
Chief Technical Officer	2002	268,158	73,347	—	175,000	8,000
R. Thomas Morgan	2004	250,000	74,501	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000	—	—	8,000
Chief Information Officer	2002	227,083	112,500	—	75,000	8,000
Trent W. LeForce	2004	200,000	57,817	—	156,667	8,000
Controller and Assistant	2003	180,000	70,000	—	—	8,000
Secretary	2002	180,000	63,000	—	100,000	8,000

(1) Bonuses for 2004 represent the bonuses paid in 2005 with respect to services performed in 2004. Bonuses for 2003 represent the bonuses paid in 2003 or 2004 with respect to services performed in 2003. Bonuses for 2002 represent the bonuses paid with respect to services performed in 2002.

(2) Represents the value of perquisites and other personal benefits and includes $48,800, $61,800 and $39,800 for personal use of our aircraft and $2,300, $1,300 and $10,200 for a company-provided vehicle and wireless phone in 2004, 2003 and 2002, respectively. In accordance with Securities and Exchange Commission rules, excludes perquisites and other personal benefits if the aggregate value is not more than the lesser of $50,000 or 10% of the person's total annual salary and bonus.

(3) Includes the matching contributions made by us to the account of the executive officer under our 401(k) Profit Sharing Plan.

Option Grants in 2004

The table below shows all grants of stock options made to the named executive officers during 2004 under the Dobson Communications 1996 Stock Option Plan, the Dobson Communications 2000 Stock Incentive Plan and the Dobson Communications 2002 Stock Incentive Plan, which we refer to collectively as the Option

Plans. The Option Plans provide for grants of non-qualified options to our directors and executive officers, and certain of our officers and employees.

Name	Individual Grants		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
	Number of Securities Underlying Options/SARs Granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year			5%	10%
Everett R. Dobson	275,000	5.9%	$3.49	3/10/14	$603,600	$1,529,600
Bruce R. Knooihuizen . .	185,000	4.0%	3.49	3/10/14	406,000	1,029,000
	33,333	0.7%	7.09	5/10/10	148,600	376,700
Timothy J. Duffy	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
R. Thomas Morgan	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
Trent W. LeForce	140,000	3.0%	3.49	3/10/14	307,300	778,700
	16,667	0.4%	7.09	5/10/10	74,300	188,300

(1) These amounts are calculations required by SEC rules and are not intended to forecast any future appreciation in the price of our common stock. The actual value of the options will vary in accordance with the market price of the common stock.

Aggregate Option Exercises of Our Class A Common Stock in 2004 and Fiscal Year-End Option Values

The table below shows: (1) aggregate exercises of options to purchase our Class A common stock by the named executive officers during 2004; (2) the value realized upon such exercises; and (3) the value of the remaining options held by the named executive officers at year-end (based on the $1.72 per share last sale price of our Class A common stock on December 31, 2004, less the aggregate exercise price for such options, but before payment of applicable taxes).

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2004(1)		Value of Unexercised In-the-Money Options at December 31, 2004	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Everett R. Dobson	—	—	500,000	775,000	—	—
Bruce R. Knooihuizen . . .	—	—	468,863	441,666	$59,975	—
Timothy J. Duffy	—	—	161,326	232,500	—	—
R. Thomas Morgan	—	—	88,494	182,500	17,047	—
Trent W. LeForce	—	—	125,321	193,334	—	—

(1) Assumes the conversion of each share of Class C common stock and Class D common stock issuable upon exercise of options into 111.44 shares of Class A common stock.

Employment Contracts and Employment Termination and Change of Control Arrangements

On April 1, 2005, we entered into an employment agreement with Steven P. Dussek pursuant to which Mr. Dussek became our Chief Executive Officer and President, effective as of April 11, 2005. The employment agreement has an initial term of five years, expiring April 10, 2010. The employment agreement provides for an annual base salary during the term of the agreement of not less than $500,000. Mr. Dussek's base salary may be increased, but not decreased, pursuant to an annual review by the board of directors. Mr. Dussek is entitled to annual incentive bonuses during the term of the agreement. These bonuses are based on target amounts and performance goals to be established by the board of directors, with a target bonus for 2005 of $500,000 (prorated for Mr. Dussek's actual period of employment during 2005). Under the employment agreement, Mr. Dussek was also granted an option to purchase 1.6 million shares of our Class A common stock with an exercise price of $1.84 per share, which was equal to the fair market value of the Class A common stock on the date of grant. This option will vest at 25% per year beginning April 11, 2006. Mr. Dussek will also be entitled to a tax gross up payment in the event any amounts paid or payable to him are subject to excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended.

During the term of the agreement, Mr. Dussek and his spouse and dependents are entitled to participate in all welfare benefit plans maintained by us for our senior executive officers, including all medical, life and disability insurance plans and programs. In addition, he is eligible to participate in any pension, retirement, savings and other employee benefit plans and programs maintained by us from time to time for the benefit of its senior executive officers.

Mr. Dussek received $200,000 upon commencement of his employment and reimbursement for expenses incurred in relocating to our Oklahoma City, Oklahoma headquarters. Mr. Dussek will be required to repay these amounts if he voluntarily terminates his employment without "good reason" within one year of his commencement date. Mr. Dussek's employment agreement further provides that in the event Mr. Dussek's employment is terminated by us without "cause" or by Mr. Dussek for "good reason," Mr. Dussek will be entitled to a lump sum payment equal to his base salary and accrued vacation pay, through the date of termination, plus severance pay equal to two times his average annual compensation under the agreement for the two-year period immediately preceding the date of termination, and any outstanding awards under our stock option plans will become fully vested and the exercise period will be extended to one year from the date of termination. Cause is defined in the agreement to include conviction of a felony that relates to the executive officer's employment with us, acts of dishonesty intended to result in substantial personal enrichment at our expense or the willful failure to follow a direct, reasonable and lawful written directive from the board of directors which failure is not cured within 30 days. No act or omission will be considered willful unless it is done or omitted in bad faith and without reasonable belief that it was in our best interest. Any determination of cause must be approved by three-fourths of our entire Board of Directors. Good reason is defined in the agreement to include the assignment of duties inconsistent with Mr. Dussek's position, authority, duties or responsibilities, a reduction in his base salary or relocation outside the greater Oklahoma City metropolitan area or the area he is currently employed. In addition, if Mr. Dussek's employment is terminated by us without cause or by Mr. Dussek for good reason, we must, at our option, either (1) pay Mr. Dussek a sum equal to 18 times the lesser of the monthly cost of COBRA coverage or $1,200, or (2) maintain coverage for Mr. Dussek, his spouse and/any dependents for a period of 18 months under the medical, hospitalization and dental programs in which they participated immediately prior to the date of termination.

On March 10, 2005, our Board of Directors approved a salary for Everett R. Dobson, in his capacity as Chairman of the Board of Directors, commencing April 11, 2005, at an annual rate of $500,000, pro-rated for the balance of the 2005 calendar year, and a target bonus of a maximum of $250,000 for 2005. The Board of Directors further determined that Mr. Dobson's compensation for 2006, including both salary and bonus, should be 50% of the combined salary and bonus compensation of our Chief Executive Officer for 2006.

In November 2004, we entered into employment agreements with several of our officers, including Messrs. Knooihuizen and Duffy. The agreements with Messrs. Knooihuizen and Duffy have a three year term and provide for an initial base salary of $400,000, in the case of Mr. Knooihuizen, and $250,000, in the case of Mr. Duffy. The base salary may be increased, but not decreased, pursuant to an annual review by the board of directors. Each such executive officer is also entitled to annual incentive bonuses during the term of the agreement based on target amounts and performance goals to be established by the board of directors. During the term of the agreements, the executive officer and his spouse and dependents are entitled to participate in all welfare benefit plans maintained by us for our senior executive officers, including all medical, life and disability insurance plans and programs. In addition, they are eligible to participate in any pension, retirement savings and other employee benefit plans and programs maintained by us from time to time for the benefit of our senior executive officers.

The amount of any severance payable by us under these agreements upon the termination of employment depends on whether the executive officer is terminated by us for cause or he terminates his employment with us for good reason. Cause is defined in the agreements to include conviction of a felony that relates to the executive officer's employment with us, acts of dishonesty intended to result in substantial personal enrichment at our expense or the willful failure to follow a direct, reasonable and lawful written directive from a supervisor or the board of directors which failure is not cured within 30 days. No act or omission will be considered willful unless it is done or omitted in bad faith and without reasonable belief it was in our best interest, and any determination of cause must be approved by three-fourths of the entire board of directors. Good reason is defined in the agreement to include the assignment of duties inconsistent with the executive officer's position, authority, duties or responsibilities, a reduction in the executive officer's base salary, relocation outside the greater Oklahoma City metropolitan area or the replacement by us of our chief executive officer or chief operating officer.

Under our agreements with Messrs. Knooihuizen and Duffy, in the event employment is terminated by us without cause or by the executive officer for good reason (other than as a result of the replacement by us of our chief executive officer or chief operating officer), the executive officer will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to two times his average annual compensation for the two year period immediately preceding the date of his agreement, and any outstanding awards under our stock option plans will become fully vested and the exercise period will be extended to one year from the date of termination. If the executive officer terminates his employment with us following the appointment of a new chief executive officer or chief operating officer, he will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to his average annual compensation for the period described above.

In addition, if the executive officer's employment under these agreements is terminated by us without cause or by the executive officer for good reason, we must, at our option, either (1) pay the executive officer a sum equal to 18 times the lesser of the monthly cost of COBRA coverage or $1,200, or (2) maintain coverage for the executive officer and his spouse and/or dependents for a period of 18 months under the medical, hospitalization and dental programs in which they participated immediately prior to the date of termination.

In addition, in November 2004 we entered into retention agreements with several other officers and employees, including Messrs. Morgan, LeForce and Sewell. The agreements with Messrs. Morgan, LeForce and Sewell have a term of two years and provide that if we terminate the executive officer other than for cause, death or disability during the six-month period following a replacement of our chief executive officer or chief operating officer, we will pay to the executive officer a lump sum payment equal to the base salary and bonus earned through the date of termination and any accrued vacation pay, plus the salary and bonus paid to the executive officer in 2004. The definition of cause in these agreements is similar to the definition of cause in our employment agreements with Messrs. Knooihuizen and Duffy described above.

In each of these employment agreements and retention agreements, we have agreed to reimburse the executive officers for all legal fees and expenses reasonably incurred by them in connection with any dispute between us and the executive officer regarding his agreement, and to pay a gross-up amount to compensate the executive officer for any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, on any amounts due the executive officer under his employment or retention agreement with us.

Prior to October 2003, we provided Mr. Knooihuizen with an automobile that we leased through an unrelated party. In October 2003, Mr. Knooihuizen purchased an automobile and in March 2004, we purchased that automobile from Mr. Knooihuizen for $77,895, which was the amount that Mr. Knooihuizen paid for the automobile, and have provided Mr. Knooihuizen with the use of such automobile.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning the ownership of our common stock as of November 1, 2005, unless otherwise indicated, by (1) each of the named executive officers, (2) each of our directors, (3) each person or group of affiliated persons known by us to beneficially own more than 5% of each voting class of our common stock, and (4) our directors and executive officers as a group. The number of shares of common stock outstanding for each listed person includes any shares the individual has the right to acquire within 60 days after November 1, 2005. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days are included for that person or group, but not for the stock ownership of any other person or group. Except as otherwise noted below, we believe each person has sole voting and investment power with respect to all shares listed in the following table.

Name and Address of Beneficial Owner	Number of Class A Shares Beneficially Owned(1)	Percent of Class	Number of Class B Shares Beneficially Owned	Percent of Class	Percentage of Total Economic Interest	Percentage of Total Voting Power(2)
Everett R. Dobson(3) .... 14201 Wireless Way Oklahoma City, OK 73134	2,467,269	1.6%	19,418,021	100.0%	12.9%	57.2%
Stephen T. Dobson(4) .... 14201 Wireless Way Oklahoma City, OK 73134	1,711,019	1.1%	19,418,021	100.0%	12.5%	56.9%
Dobson CC Limited Partnership .... 14201 Wireless Way Oklahoma City, OK 73134	1,648,519	1.1%	19,418,021	100.0%	12.4%	56.9%
Bruce R. Knooihuizen(5)	716,965	*	—	—	*	*
Timothy J. Duffy(6)	260,760	*	—	—	*	*
R. Thomas Morgan(7)	174,591	*	—	—	*	*
Trent W. LeForce(8)	206,756	*	—	—	*	*
Fred J. Hall(9)	141,250	*	—	—	*	*
Justin L. Jaschke(10)	184,452	*	—	—	*	*
Albert H. Pharis, Jr.(11)	191,952	*	—	—	*	*
Robert A. Schriesheim(12)	25,000	*	—	—	*	*
Mark S. Feighner(13)	25,000	*	—	—	*	*
Iridian Asset Management LLC(14) .... 276 Post Rd West Westport, CT 06880-4704	10,955,314	7.3%	—	—	6.5%	3.2%
TCS Capital Management, LLC(15) ... 888 Seventh Avenue, Suite 1504 New York, NY 10019	10,133,313	6.8%	—	—	6.0%	2.9%
Highbridge Capital Management, LLC(16) .... 9 West 57th St 27th Floor New York, NY 10019	8,363,676	5.6%	—	—	4.9%	2.4%
All directors and executive officers as a group (12 persons) (17)	4,642,803	3.1%	19,418,021	100.0%	14.2%	57.8%

*   Less than 1%

(1) The number of shares of Class A common stock includes shares of our Class A common stock issuable upon the assumed conversion of shares of our Series F preferred stock, the assumed conversion of shares of our senior convertible debentures and our Class C and Class D common stock issued or issuable upon the exercise of options which can be exercised within 60 days after November 1, 2005. Each outstanding share of our Series F preferred stock is immediately convertible into 20 shares of our Class A common stock. Each share of our senior convertible debentures is immediately convertible into 10 shares of our Class A common stock. Each outstanding share of our Class B common stock is immediately convertible into one share of our Class A common stock. Each outstanding share of our Class C

common stock and Class D common stock is or, where issued upon the exercise of stock options, will be convertible into 111.44 shares of our Class A common stock. The number of shares of Class A common stock does not include the shares of Class A common stock issuable upon conversion of the outstanding shares of Class B common stock.

(2) In calculating the percent of total voting power, the voting power of shares of our Class A common stock and our Class B common stock is aggregated. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except as required by law and except in the election of Class A directors. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes, except that each share of Class B common stock is entitled to only one vote with respect to any "going private" transaction.

(3) Includes 1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock held by Dobson CC Limited Partnership. As the president of RLD, Inc., one of two directors and sole stockholder of RLD, Inc., the general partner of that partnership, Everett R. Dobson has voting and investment power with respect to such shares. Includes options to purchase an aggregate of 818,750 shares of Class A common stock.

(4) Includes 1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock held by DCCLP. As one of two directors of RLD, Inc., the general partner of that partnership, Stephen T. Dobson shares voting and investment power with respect to such shares. Includes options to purchase an aggregate of 62,500 shares of Class A common stock.

(5) Includes options to purchase an aggregate of 646,781 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005.

(6) Includes options to purchase an aggregate of 245,076 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005.

(7) Includes options to purchase an aggregate of 147,244 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005.

(8) Includes options to purchase an aggregate of 188,656 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005.

(9) Includes options to purchase an aggregate of 78,750 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(10) Includes options to purchase an aggregate of 67,763 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(11) Includes options to purchase an aggregate of 110,556 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(12) Includes options to purchase an aggregate of 25,000 shares of our Class A common stock, which options may be exercised within 60 days after November 1, 2005.

(13) Includes options to purchase an aggregate of 25,000 shares of our Class A common stock, which options may be exercised within 60 days after November 1, 2005.

(14) Based on a Schedule 13G filed with the Commission on February 3, 2006 reporting no voting power with respect to all such shares.

(15) Based on a Schedule 13G filed with the Commission on January 18, 2006 reporting sole voting and investment power with respect to all such shares.

(16) Based on a Schedule 13F-HR filed with the Commission on November 10, 2005 reporting sole voting and investment power with respect to all such shares.

(17) Includes options to purchase an aggregate of 2,556,759 shares of Class A common stock, which options may be exercised within 60 days after November 1, 2005 and 37,500 shares of restricted stock that vest on April 25, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have a policy requiring that any material transaction that we enter into with our officers, directors or principal stockholders and their affiliates be on terms no less favorable to us than reasonably could have been obtained in an arm's-length transaction with independent third parties. Any other matters involving potential conflicts of interests are to be resolved on a case-by-case basis. In addition, the terms of our various debt instruments limit our ability and that of our subsidiaries to enter into transactions with affiliates.

Dobson CC Limited Partnership, or DCCLP, owns a 90% interest in a limited liability company that owns a multi-building office complex in Oklahoma City. In May 2001, we began leasing this complex, a portion of which serves as our corporate headquarters. Our lease, which covers approximately 144,400 square feet of rentable space, is a 15-year, triple-net lease with an annual current rental of $3.3 million. We use approximately 28,000 square feet of the leased space for one of our regional call centers and sublease another approximately 15,900 square feet to four tenants, one of which is an affiliate of DCCLP, which paid us $277,836 in 2004 to sublease this space.

Messrs. Everett R. Dobson, Stephen T. Dobson, Russell L. Dobson, a former director, Justin L. Jaschke and Albert H. Pharis, Jr. were directors, and Everett R. Dobson and Stephen T. Dobson were executive officers, of Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications Corporation and Dobson Telephone Company; and Albert H. Pharis, Jr. was an executive officer of Logix Communications Enterprises, Inc. from September 1999 until April 2001. On February 28, 2002, Logix Communications Enterprises, Inc. and Logix Communications Corporation filed a petition for reorganization under Chapter 11 of the Bankruptcy Code. On March 27, 2002, Everett R. Dobson and Stephen T. Dobson resigned as directors and executive officers of Logix Communications Corporation and Logix Communications Enterprises, Inc. On April 25, 2003, the Chapter 11 plan of reorganization became effective, and as part of this plan, Logix Communications Corporation was renamed Intelleq Communications Corporation, or Intelleq, and Logix Communications Enterprises, Inc. was renamed DWL Holding Company, or DWL. In conjunction with consummation of the plan of reorganization, Messrs. Russell L. Dobson, Jaschke and Pharis resigned as directors of Intelleq, DWL and Dobson Telephone, and Everett R. Dobson and Stephen T. Dobson became directors, and Stephen T. Dobson became an executive officer, of Intelleq and DWL. DWL, through its subsidiaries, provides various telecommunications services to us on a fee basis. DWL's charges are comparable to charges for similar services provided by DWL to unrelated third parties. DCCLP is a principal stockholder of DWL. We purchased $2.9 million of services from DWL, or its subsidiaries, during the year ended December 31, 2004.

Prior to August 15, 1998, Russell L. Dobson was one of our corporate officers and, until February 18, 2004, was one of our directors. Effective August 15, 1998, we entered into a consulting agreement with Mr. Dobson. Under the terms of the consulting agreement, Mr. Dobson has been retained by us through August 31, 2008 and, until November 30, 2001, by our former subsidiary, DWL. In exchange for Mr. Dobson's services, he receives monthly compensation of $15,000 and insurance benefits commensurate with our employee plan. Mr. Dobson's responsibilities include, but are not necessarily limited to, representing us at various functions, including trade shows and seminars, assisting with regulatory matters, including appearances where required before regulatory bodies, and analyzing technical and financial data to assist executive officers in strategic planning and forecasting. In addition, Mr. Dobson has agreed not to compete with us during the term of his consulting agreement. Mr. Dobson's consulting fees through November 30, 2001 were paid by DWL. We began paying this consulting fee in December 2001. On February 18, 2004, Mr. Dobson retired from our board of directors, at which time we agreed to pay him a $150,000 retirement stipend and to fully vest all options to purchase shares of our common stock held by him. Our consulting agreement with Mr. Dobson remains in effect.

On July 29, 2003, we entered into agreements with certain holders of options granted under our 2000 Plan with exercise prices in excess of $10.00 per share in which we agreed to issue new options under our 2000 Plan in exchange for their existing options. Under these agreements, holders of options with an exercise price of more than $10.00 per share but less than $15.00 per share would receive new options for the same number of underlying shares; holders of options with exercise prices of at least $15.00 and less than $20.00 would receive new options to purchase one share of our Class A common stock for each two shares underlying existing options, and holders of existing options with exercise prices greater than $20.00 per share would receive new options to purchase one share of our Class A common stock for each three shares underlying their existing options. In each instance, the new options would be granted six months and one day after the effective date of the exchange agreement, and at an exercise price equal to the market price of our Class A common stock on such later date. On February 2, 2004, we issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by our non-management directors were included in the foregoing exchange program. The following table reflects the options that were cancelled effective July 29, 2003 and the new options that were granted on February 2, 2004 to persons who currently are our named executive officers:

Name	Date	Number of Securities Underlying Options/SARs Repriced or Amended	Market Price of Stock at Time of Repricing Amendment	Exercise Price at Time of Repricing Amendment	Number of Securities Underlying or New Options Granted	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing or Amendment(3)
Bruce R. Knooihuizen .... Executive Vice President and Chief Financial Officer	(1)	100,000	(2)	$23.00	33,333	$7.09	May 10, 2010
Timothy J. Duffy .... Senior Vice President and Chief Technical Officer	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
R. Thomas Morgan .... Senior Vice President and Chief Information Officer	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
Trent W. LeForce .... Controller and Assistant Secretary	(1)	50,000	(2)	23.00	16,667	7.09	May 10, 2010

(1) Outstanding options were cancelled as of July 29, 2003 and new options were granted February 2, 2004.

(2) The closing market price of our Class A common stock on July 29, 2003 was $6.35 per share and on February 2, 2004 was $7.09 per share.

(3) As of February 2, 2004.

On March 10, 2005, we granted non-qualified, ten-year options to purchase an aggregate of 1,188,775 shares of our Class A common stock at an exercise price of $2.06 per share. The options, which were granted under the terms of our 2002 Stock Incentive Plan, vest ratably over a four year period commencing in March 2006. Included in this option grant were options to purchase an aggregate of 445,000 shares of our Class A common stock granted to our executive officers, as follows:

Executive Officer	Option Shares
Everett R. Dobson	125,000
Bruce R. Knooihuizen	85,000
Timothy J. Duffy	65,000
R. Thomas Morgan	65,000
Trent W. LeForce	65,000
Richard D. Sewell, Jr.	40,000

On June 29, 2005, we entered into a support agreement with certain holders of our 12.25% preferred stock and our 13% preferred stock, which we refer to as the locked-up holders, one of which was Capital Research and Management Company, or Cap Re, a holder at the time of 6.7% of our Class A common stock, including shares issuable upon conversion of our Series F preferred stock. Pursuant to the support agreement, the locked-up holders agreed, subject to the terms thereof, to tender their shares of preferred stock and to consent to the proposed amendments and related waivers in the August 23, 2005 exchange offer with respect to the shares of preferred stock tendered. The Class A common stock that the locked-up holders received in the August 23, 2005 exchange offer were "restricted securities" within the meaning of the Securities Act. Accordingly, the parties entered into a registration rights agreement providing that the Class A common stock issued to the locked-up holders will be registered for resale. The resale registration statement we filed for the benefit of the locked-up holders was declared effective by the Commission on August 23, 2005. Cap Re is also entitled to registration rights with respect to shares of Class A common stock issuable upon conversion of shares of Series F preferred stock beneficially owned by it under a registration rights agreement dated August 19, 2003.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the terms of our capital stock. This summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the applicable provisions of Oklahoma law.

Common Stock

We are authorized to issue 325,000,000 shares of Class A common stock and 70,000,000 shares of Class B common stock, 4,226 shares of Class C common stock and 33,000 shares of Class D common stock. As of November 1, 2005, there were:

- 149,870,503 shares of Class A common stock outstanding;

- 19,418,021 shares of Class B common stock issued and outstanding, which are convertible into shares of our Class A common stock on a one-for-one basis;

- options to purchase 11,177,105 shares of Class A common stock (or shares convertible into Class A common stock) outstanding;

- 4,321,907 shares of Class A common stock reserved for issuance for future awards under our equity compensation plans; and

- 15,508,044 shares of Class A common stock reserved for issuance upon conversion of outstanding Series F preferred stock.

- 15,530,960 shares of Class A common stock reserved for issuance upon conversion of outstanding convertible debentures.

The rights of holders of the Class A, Class B, Class C and Class D common stock are identical in all respects, except as discussed below. Additional shares of Class B common stock may be issued only to Class B stockholders and only upon a stock split or stock dividend to holders of all classes of common stock on a pro rata basis. Our Class C common stock and Class D common stock is reserved exclusively for issuance upon the exercise of options granted under our 1996 stock option plan.

Dividends. Subject to the right of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive dividends that may be declared by our board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of common stock unless simultaneously an equivalent dividend is declared or paid on each share of that and every other class of common stock. In the event of stock dividends, holders of Class A common stock or Class B common stock shall be entitled to receive only additional shares of that class, while stock dividends with respect to Class C common stock and Class D common stock are payable only in shares of Class A common stock.

Voting Rights. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except for amendments to certain provisions of our amended and restated certificate of incorporation and except as required by law. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes, except that each share of Class B common stock is entitled to one vote with respect to any "going private" transaction under the Exchange Act. Class C common stock and Class D common stock have no voting rights, except as required by law. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular's 9.5% senior subordinated notes, two of our directors were elected by our Class A common stockholders, voting separately as a class. In connection with our 2003 acquisition of the remaining equity interests in American Cellular Corporation, we agreed that the former holders of American Cellular's 9.5% senior subordinated notes would have the right to designate two members of our board of directors for terms expiring in 2005 and 2006, and that upon the expiration of the respective terms of each such designated director, the holders of our Class A common stock, voting separately as a class, would be entitled to elect one director to our board of directors for a term of three years. One such director was elected by the holders of our Class A common stock at our 2005 annual meeting, for a term expiring in 2008, and the term of the other director designated by the American Cellular noteholders is scheduled to expire at our annual stockholders' meeting in 2006.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of our preferred stock, if any.

Conversion and Transferability of Common Stock. Shares of Class B common stock are convertible at any time, at the option of the holder, into an equal number of fully paid and non-assessable shares of Class A common stock. Conversion rights of Class B common stock are subject to any necessary FCC approval. Shares of Class B common stock transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles will automatically convert into an equal number of fully paid and non-assessable shares of Class A common stock. Shares of Class C common stock and Class D common stock are convertible at any time into 111.44 fully paid and nonassessable shares of Class A common stock, subject to adjustment for stock splits, stock dividends, recapitalizations or reorganizations.

Investors' Agreement. We are a party to an investors' agreement with the holders of our Class B common stock. The investors' agreement provides that DCCLP has certain demand and "piggy-back" registration rights for the shares of Class A common stock issuable upon sale or conversion of its Class B common stock. In addition, the investors' agreement provides DCCLP with preemptive rights with respect to our future private equity issues. The investors' agreement also contains restrictions on transfer identical to those contained in our amended and restated certificate of incorporation. These restrictions provide that shares of Class B common stock may not be transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles.

Subject to the prior right of our Class A common stockholders to elect two directors, DCCLP is entitled to designate up to six of our directors, depending on its level of voting control of us. Notwithstanding the foregoing, an additional two directors may be designated by the holders of our 12.25% preferred stock, an additional two directors may be designated by the holders of our 13% preferred stock and an additional two directors may be designated by the holders of our convertible preferred stock in the event of non-payment of dividends for certain periods or other voting rights triggering events. However, due to the completion of the exchange offer, the holders of the 12.25% preferred stock and the 13% preferred stock have waived these rights for a period of 18 months from August 23, 2005, the expiration date of the exchange offer.

Other Provisions. The holders of our common stock are not entitled to preemptive or similar rights.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is UMB Bank, N.A.

General Terms of Preferred Stock

We are authorized to issue 6,000,000 shares of preferred stock, par value $1.00 per share. The board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock.

Subject to limitations imposed by law or our amended and restated certificate of incorporation, the board of directors is empowered to determine:

- the designation of and the number of shares constituting a series of preferred stock;
- the dividend rate, if any, for the series;
- the terms and conditions of any voting and conversion rights for the series, if any;
- the number of directors, if any, which the series shall be entitled to elect;
- the amounts payable on the series upon our liquidation, dissolution or winding-up;
- the redemption prices and terms applicable to the series, if any; and
- the preferences and relative rights among the series of preferred stock.

These rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock.

Series F Convertible Preferred Stock

As of November 1, 2005, we had authorized 1,900,000 shares of our Series F convertible preferred stock and 759,896 shares were outstanding. The Series F preferred stock has a liquidation preference of $178.571 per share plus accrued and unpaid dividends.

The certificate of designation for our Series F preferred stock provides for the following rights:

Voting Rights.   The holders of our Series F preferred stock have no voting rights with respect to general corporate matters, except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that if dividends on the Series F preferred stock are in arrears and unpaid for two or more dividend periods (whether or not consecutive), the holders of the Series F preferred stock, voting as a single class, will be entitled to elect up to two additional members to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board of directors will be increased by the number of additional directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series F preferred stock has been paid in full or if we make a change of control offer, or if no shares of the Series F preferred stock have been mandatorily redeemed, or in the event of our liquidation.

Dividends.   The holders of our Series F preferred stock are entitled to receive cumulative dividends, which may be paid (at our option) in either cash or additional shares of Series F preferred stock, at the annual rate of 6% of the $178.571 per share liquidation preference in the case of cash dividends and 7% of the $178.571 per share liquidation preference in the case of dividends payable in additional shares of convertible preferred stock. Dividends are payable semi-annually in arrears on April 15 and October 15 of each year.

Redemption.   Subject to the legal availability of funds, on August 18, 2016, we are required to redeem the Series F preferred stock at a redemption price in cash equal to 100% of the liquidation preference, plus accrued and unpaid dividends. We may redeem the Series F preferred stock for cash on or after August 18, 2005, at the redemption prices expressed as a percentage of the liquidation preference set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning on August 18 of each of the following years:

Year	Percentage
2005	106.000%
2006	103.000%
2007 and thereafter	100.000%

Conversion.   Each share of Series F preferred stock is convertible into shares of Class A common stock at the option of the holder at any time at an initial conversion price of $8.75 per share, subject to adjustment under certain circumstances. The conversion ratio of the Series F preferred stock is subject to adjustment if we issue shares of our Class A common stock at less than 95% of market value, which would increase the number of shares of Class A common stock issuable upon conversion of the Series F preferred stock.

Change of Control.   Upon a change of control, we are required to make an offer to purchase all shares of Series F preferred stock at a purchase price in cash equal to 101% of the liquidation preference of the Series F preferred stock, plus accrued and unpaid dividends. A change of control means:

- any "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of our voting stock on a fully diluted basis and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by certain permitted stockholders on such date;

- individuals who on the issue date of the Series F preferred stock constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of our board of directors then in office who either were members of our board of directors on the issue date of the Series F preferred stock or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our board of directors then in office;

- the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all our assets to any person other than one of our wholly owned subsidiaries or certain permitted stockholders; or

- our adoption of a plan of liquidation or dissolution.

Restrictive Covenants.   The certificate of designation governing the Series F preferred stock contains certain restrictive covenants which limit our ability to effect a consolidation or merger or sell all or substantially all of our assets and enter into transactions with affiliates.

12.25% Senior Exchangeable Preferred Stock

As of November 1, 2005, 5,154 shares of our 12.25% preferred stock were authorized and 5,154 shares were outstanding. The 12.25% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

The certificate of designation for our 12.25% preferred stock currently provides for the following rights:

Voting Rights.   The holders of our 12.25% preferred stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that, upon the occurrence of a voting rights triggering event, the number of directors constituting the board of directors will be increased by two directors, whom the holders of 12.25% preferred stock will be entitled to elect. Whenever the right of the holders of 12.25% preferred stock to elect directors shall cease, the number of directors constituting the board of directors will be restored to the number of directors constituting the board of directors prior to the time of the event that entitled the holders of 12.25% preferred stock to elect directors.

Under Oklahoma law, the holders of 12.25% preferred stock will be entitled to vote as a class upon a proposed amendment to our amended and restated certificate of incorporation, whether or not entitled to vote thereon by our amended and restated certificate of incorporation, if the amendment would increase or decrease the par value of the shares of that class, or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

Dividends.   The holders of our 12.25% preferred stock are entitled to receive cumulative dividends at the annual rate of 12.25% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.

Redemption.   We are required to redeem the 12.25% preferred stock on January 15, 2008, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

At any time and from time to time, we may redeem the 12.25% preferred stock in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 12.25% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning January 15 of each of the following years:

Year	Percentage
2005	102.042%
2006 and thereafter	100.000%

Optional Exchange.   We may exchange the 12.25% preferred stock in whole, but not in part, into our senior subordinated exchange debentures.

Change of Control.   Upon a change of control, we must make an offer to purchase the 12.25% preferred stock at a purchase price equal to 101% of the liquidation preference of the 12.25% preferred stock, plus accrued and unpaid dividends. A change of control means, with respect to the 12.25% preferred stock, such time as:

- a stockholder becomes the beneficial owner of more than 35% of the total voting power of our voting stock, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date, or

- individuals who on the issue date of such 12.25% preferred stock constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office.

Restrictive Covenants. The certificate of designation that governs the 12.25% preferred stock contains certain restrictive covenants which, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of our capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger. In connection with the August 23, 2005 exchange offer, we obtained waivers to certain of these restrictive covenants. See "— Changes to Preferred Stock Covenants."

Redemption. We recently announced that we have called for redemption of all of our outstanding shares of 12.25% preferred stock. Dividends on the shares of the 12.25% preferred stock will cease to accrue on the redemption date, which is March 1, 2006.

The cash redemption price for the 12.25% preferred stock is $1,220.38 per share, which represents 100% of the liquidation preference, plus an amount in cash equal to all accumulated and unpaid dividends (including applicable interest for accrued but unpaid dividends) up to, but not including, the redemption date.

13% Senior Exchangeable Preferred Stock

As of November 1, 2005, 27,847 shares of our 13% preferred stock were authorized and 27,847 shares were outstanding. The 13% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.

The certificate of designation for the 13% preferred stock provides for the following rights:

Voting Rights. The holders of our 13% preferred stock have voting rights substantially similar to the voting rights provided to the 12.25% preferred stock.

Dividends. The holders of 13% preferred stock are entitled to receive cumulative dividends at the annual rate of 13% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.

Redemption. We are required to redeem the 13% preferred stock on May 1, 2009, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

At any time and from time to time, we may redeem our 13% preferred stock, in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 13% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning May 1 of each of the following years:

Year	Percentage
2005	104.333%
2006	102.167%
2007 and thereafter	100.000%

Optional Exchange. We may exchange our 13% preferred stock in whole, but not in part, for our senior subordinated exchange debentures. The exchange rights are substantially similar to our exchange rights with respect to our 12.25% preferred stock.

Change of Control. Upon a change of control, which is defined similarly to the same term used in its 12.25% preferred stock, we will be required to make an offer to purchase our outstanding 13% preferred stock at a purchase price equal to 101% of our liquidation preference plus accrued and unpaid dividends.

Restrictive Covenants. The certificate of designation that governs the 13% preferred stock includes restrictive covenants that are similar to those governing the 12.25% preferred stock. In connection with the exchange offer, we obtained waivers to certain of these restrictive covenants. See "— Changes to Preferred Stock Covenants."

Redemption. We recently announced that we have called for redemption of all of our outstanding shares of 13% preferred stock. Dividends on the shares of the 13% preferred stock will cease to accrue on the redemption date, which is March 1, 2006.

The cash redemption price for the 13% preferred stock is $1,270.98 per share, which represents 104.333% of the liquidation preference, plus an amount in cash equal to all accumulated and unpaid dividends (including applicable interest for accrued but unpaid dividends) up to, but not including, the redemption date.

Changes to Preferred Stock Covenants

In connection with the August 23, 2005 exchange offer, we obtained the consent of the holders of a majority of our 12.25% preferred stock and our 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date of the August 23, 2005 exchange offer, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by us with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the August 23, 2005 exchange offer. In addition to approval by holders of the preferred stock, the amendments to the certificates of designation also must be approved by both the holders of a majority of our Class A common stock and the holders of a majority of our Class B common stock before the amendments can become effective.

We recently announced that we have called for redemption of all of our outstanding shares of the preferred stock. Upon completion of the redemption, our obligations under the respective certificates of designation governing the preferred stock will be terminated. The redemption date will be March 1, 2006.

Foreign Ownership

Our amended and restated certificate of incorporation restricts the ownership, voting and transfer of our capital stock, including our common stock, in accordance with the Communications Act and the rules of the FCC, which prohibit foreign nationals or their representatives, a foreign government or its representative, or any corporation organized under the laws of a foreign country from owning of record or voting greater than 25% of our equity unless the FCC determines that the public interest would be served by accepting such foreign ownership. In addition, our amended and restated certificate of incorporation authorizes our board of directors to take action to enforce these prohibitions, including requiring redemptions of common stock to the extent necessary to reduce aggregate foreign ownership to lawful limits and placing a legend regarding restrictions on foreign ownership on the certificates representing the common stock.

Oklahoma Anti-Takeover Law and Certain Charter Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations, in certain circumstances the nullification of voting rights of 20% or more stockholders and the availability of authorized but unissued common stock.

Classified Board of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Stockholders may only remove directors for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue preferred stock in either a private or public transaction. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Oklahoma Takeover Statute

We are subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, Section 1090.3 prevents an "interested stockholder" from engaging in a "business combination" with an Oklahoma corporation for three years following the date that person became an interested stockholder, unless:

- prior to the date such person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

- upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

- on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Section 1090.3 defines a "business combination" to include:

- any merger or consolidation involving the corporation and an interested stockholder;

- any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;

- subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

- any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

For purposes of Section 1090.3, the term "corporation" also includes majority-owned subsidiaries. In addition, Section 1090.3 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Oklahoma Control Share Act

If we have 1,000 or more stockholders and meet other conditions, we will be subject to Oklahoma's Control Share Act. With exceptions, this act prevents holders of more than 20% of the voting power of our stock from voting their shares. This provision may delay the time it takes anyone to gain control of us. Holders of our Class B common stock are presently exempt from the Oklahoma Control Share Act.

Stockholder Action

With respect to any act or action required of or by the holders of our common stock, the affirmative vote of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class, present in person or represented by proxy at a meeting and entitled to vote thereon, is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in our amended and restated certificate of incorporation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision relating to the amendment provisions of our amended and restated certificate of incorporation, the indemnification of directors, director liability, alien stock ownership and our board of directors. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular's 9.5% senior subordinated notes, two of our directors will be elected by our Class A common stockholders, voting separately as a class.

Pursuant to the Oklahoma General Corporation Act, stockholders may take actions without the holding of a meeting by written consent if the consent is signed by the holders of at least the number of shares which would be necessary to approve the transaction at a duly called stockholders' meeting. If we have 1,000 or more stockholders of record, actions taken by our stockholders by written consent must be unanimous. As of November 1, 2005, Mr. Everett R. Dobson and the other directors and executive officers as a group beneficially owned shares of common stock representing 57.8% of the total combined voting power of all classes of our capital stock entitled to vote, considered as a single class. Pursuant to the rules and regulations of the Securities and Exchange Commission, if stockholder action is taken by written consent, we will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Exculpation

Directors and officers shall not be personally liable for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys' fees and disbursements)) for any action taken, or any failure to take any action, unless:

- the director or officer has breached his or her duty of loyalty to the corporation or its stockholders;
- the breach or failure to perform constitutes an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or
- for any transaction from which the director or officer derived an improper personal benefit.

Indemnification

To the fullest extent permitted by the Oklahoma General Corporation Act, we will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she:

- is or was a director, officer, employee or agent; or
- while a director, officer, employee or agent is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.

We have entered into indemnity agreements with each of our directors and executive officers. Under each indemnity agreement, we will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

- any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as a director or officer, or the director or officer of an affiliate; or
- being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were, or are or were an affiliate's, director, officer, employee or agent, or are or were

serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Our indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supercedes, bail, surety or other bonds. We also intend to provide liability insurance for each of our directors and executive officers.

Any indemnification of our directors, officers or others pursuant to the foregoing provisions for liabilities arising under the Securities Act are, in the opinion of the SEC, against public policy as expressed in the Securities Act and unenforceable.

Registration Rights Agreement

We previously made a private offer to the locked-up holders to exchange their 12.25% preferred stock and 13% preferred stock for cash and shares of Class A common stock, on the terms and subject to the conditions of a support agreement entered into with the locked-up holders. The shares of our Class A common stock issued in the private exchange offer are restricted securities under the Securities Act and contain a legend to this effect.

In order to permit the locked-up holders to resell the Class A common stock they received in the private exchange offer free of such restrictions, we entered into a registration rights agreement with the locked-up holders in which we agreed to file a resale shelf registration statement, and to use commercially reasonable efforts to have the shelf registration statement declared effective by the Commission and keep the shelf registration statement effective until the date that all shares of Class A common stock covered thereby are no longer restricted securities within the meaning of the registration rights agreement. The Commission declared the shelf registration statement effective August 23, 2005.

We have also agreed to indemnify the locked-up holders against certain liabilities, including liabilities under the securities laws.

DESCRIPTION OF OTHER INDEBTEDNESS

Dobson Cellular's Senior Secured Credit Facility

Dobson Cellular's senior secured credit facility provides for an aggregate available revolving credit commitments of $75.0 million and matures October 23, 2008. The credit facility is guaranteed by Dobson Communications, Dobson Operating Co. and Dobson Lease Co., LLC, and is secured by a first priority security interest in all of the tangible and intangible assets of Dobson Cellular. Dobson Cellular's senior secured credit facility is not guaranteed by American Cellular or any of its subsidiaries.

Interest on Dobson Cellular's senior secured credit facility is currently based on a LIBOR formula plus a spread. At September 30, 2005, we had no outstanding borrowings under this facility, and we had the entire $75.0 million of the revolving credit facility available.

Under specified terms and conditions, including covenant compliance, the amount available under Dobson Cellular's senior secured credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than four requests to increase the amount of Dobson Cellular's senior secured credit facility and with respect to the revolving credit facility, any such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than or equal to the weighted average life of the existing debt under Dobson Cellular's senior secured credit facility. Dobson Cellular's senior secured credit facility prohibits reductions in commitments.

We are required to make mandatory reductions of Dobson Cellular's senior secured credit facility with the net cash proceeds received from certain issuances of debt and equity and upon any material sale of assets by Dobson Cellular and its subsidiaries.

Dobson Cellular's senior secured credit facility contains covenants that, subject to specified exceptions, limit our ability to:

- make capital expenditures;
- sell or dispose of assets;
- incur additional debt;
- create liens;
- merge with or acquire other companies;
- engage in transactions with affiliates, including dividend restrictions; and
- make loans, advances or stock repurchases.

8.875% Senior Notes

In September 2003, Dobson Communications issued $650.0 million in aggregate principal amount of its 8.875% senior notes due 2013 under an indenture with Bank of Oklahoma, National Association, as trustee. These notes are senior unsecured obligations of Dobson Communications and are not guaranteed by its subsidiaries.

Redemption. We may redeem these existing 8.875% notes at any time on or after October 1, 2008, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if such redemption occurs during the 12-month period beginning on October 1 of each of the following years:

Year	Percentage
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

In addition, we may redeem the existing 8.875% notes at any time prior to October 1, 2008 at the make-whole premium set forth in the indenture. Prior to October 1, 2006, we may use the proceeds of certain equity offerings to redeem up to 35% of the original principal amount of the existing 8.875% notes at a redemption price of 108.875% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the redemption date; provided that, in each case, such redemption date occurs within 180 days after consummation of such sale and at least 65% aggregate principal amount of the notes based on the issue date remaining outstanding after the redemption date.

Change of Control. Upon a change of control, we are required to make an offer to purchase the entire outstanding principal amount of existing 8.875% notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest and an additional interest, if any, to the purchase date. A change of control means:

- any "person" or "group", within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, becomes the ultimate "beneficial owner", as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the voting stock of Dobson Communications on a fully diluted basis;

- individuals who on the issue date of the existing 8.875% notes constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by Dobson Communication's stockholders was approved by a vote of at least a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date of the senior notes or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office;

- the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson Communications and its restricted subsidiaries, taken as a whole, to any person other than a wholly owned restricted subsidiary or the controlling stockholder or any affiliate thereof; or

- the adoption of a plan of liquidation or dissolution of Dobson Communications.

Restrictive covenants. The indenture governing the existing 8.875% notes contains certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, create liens, pay dividends, make investments and other restricted payments, sell assets, enter into transactions with affiliates or effect a consolidation or merger.

American Cellular is an unrestricted subsidiary for purposes of the existing 8.875% notes.

Dobson Cellular Senior Secured Notes

In November 2004, Dobson Cellular issued $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011 and $250.0 million of first priority senior secured floating rate notes due 2011 issued under an indenture with Bank of Oklahoma, National Association, as trustee, and $325.0 million of 9.875% second priority senior secured notes due 2012 issued under an indenture with BNY Midwest Trust Company, as trustee. The notes are guaranteed on a senior basis by Dobson Communications, Dobson Operating Co., LLC and Dobson Cellular's wholly owned subsidiaries, and the notes and guarantees are secured by liens on the capital stock of Dobson Operating Co. and Dobson Cellular and on substantially all of the assets of Dobson Operating Co., Dobson Cellular and Dobson Cellular's subsidiaries that guarantee the notes, other than excluded assets (as defined in the indentures for the notes).

Redemption. Dobson Cellular may redeem the 8.375% senior secured notes at any time on or after November 1, 2008, at its option, in whole or in part, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest to the date fixed for redemption, if such redemption occurs during the 12-month period beginning on November 1 of the following years:

Year	Percentage
2008	104.188%
2009	102.094%
2010 and thereafter	100.000%

Dobson Cellular may redeem the floating rate senior secured notes at any time on or after November 1, 2006, at its option, in whole or in part, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest to the date fixed for redemption, if such redemption occurs during the 12-month period beginning on November 1 of the following years:

Year	Percentage
2006	102.000%
2007	101.000%
2008 and thereafter	100.000%

Dobson Cellular may redeem the 9.875% senior secured notes at any time on or after November 1, 2008, at its option, in whole or in part, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest to the date fixed for redemption, if such redemption occurs during the 12-month period beginning on November 1 of the following years:

Year	Percentage
2008	104.938%
2009	103.292%
2010	101.646%
2011 and thereafter	100.000%

Change of Control.   Upon a change of control, Dobson Cellular is required to make an offer to purchase the entire outstanding principal amount of its senior secured notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon to the date fixed for redemption. A change of control means:

- any "person" or "group", within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, other than the permitted holders, becomes the ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the voting stock of Dobson Cellular, Dobson Communications or Dobson Operating Co. on a fully diluted basis;

- individuals who on the issue date of the senior secured notes constituted the board of director of Dobson Cellular, Dobson Communications or Dobson Operating Co., together with any new directors whose election by the board of directors or whose nomination for election by any such entity's stockholders was approved by a vote of at least a majority of the members of the board of directors then in office, who either were members of the board of directors on the issue date of the senior secured notes or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office;

- the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson Cellular and its restricted subsidiaries, taken as a whole, to any person other than a wholly owned restricted subsidiary of the controlling stockholder or an affiliate;

- the adoption of a plan of liquidation or dissolution of Dobson Cellular, Dobson Communications or Dobson Operating Co.; or

- Dobson Communications ceases to be the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of all of the outstanding common stock of Dobson Cellular or Dobson Operating Co., other than as a result of the consolidation, merger of Dobson Operating Co. with Dobson Communications or Dobson Cellular where Dobson Communications or Dobson Cellular is the surviving entity.

Restrictive Covenants.   The indentures governing the senior secured notes contain certain restrictive covenants that, among other things, limit the ability of Dobson Cellular and its restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, make investments and other restricted payments, sell assets, enter into sale and leaseback transactions, enter into transactions with affiliates or effect a consolidation or merger.

American Cellular 10% Senior Notes

In connection with the American Cellular reorganization, on August 8, 2003, ACC Escrow Corp. (now American Cellular) completed an offering of $900.0 million aggregate principal amount of 10% senior notes due 2011 issued under an indenture with Bank of Oklahoma, National Association, as trustee. On August 19, 2003, ACC Escrow Corp. was merged into American Cellular, and American Cellular assumed ACC Escrow Corp.'s obligations thereunder. Dobson Communications and Dobson Cellular are not guarantors of these senior notes.

Redemption. American Cellular may redeem the 10% senior notes at any time on or after August 1, 2007, at its option, in whole or in part, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest to the date fixed for redemption, if such redemption occurs during the 12-month period beginning on August 1 of the following years:

Year	Percentage
2007	105.000%
2008	102.500%
2009 and thereafter	100.000%

Change of Control. Upon a change of control, American Cellular is required to make an offer to purchase the entire outstanding principal amount of its 10% senior notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon to the date fixed for redemption. A change of control means:

- the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of American Cellular and its subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than the permitted holder or a related party of the permitted holder;

- the adoption of a plan relating to the liquidation or dissolution of American Cellular;

- the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) that is not a permitted holder or its related parties, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of American Cellular, measured by voting power rather than number of shares; provided that no change of control will be deemed to occur if the "person" is a corporation with outstanding debt securities having a maturity at original issuance of at least one year and if such debt securities are rated investment grade for a period of at least 90 consecutive days, beginning on the date of such event (which period will be extended up to 90 additional days for as long as the rating of such debt securities is under publicly announced consideration for possible downgrading by the applicable rating agency); or

- the first day on which a majority of the members of the board of directors of American Cellular are not continuing directors.

Restrictive Covenants. The indenture governing American Cellular's 10% senior notes contain certain restrictive covenants that, among other things, limit the ability of American Cellular and its restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, make investments and other restricted payments, sell assets, enter into transactions with affiliates or effect a consolidation or merger.

Senior Convertible Debentures

On September 13, 2005, we completed an offering of our $150.0 million aggregate principal amount of 1.50% Senior Convertible Debentures due 2025 issued under an indenture with Bank of Oklahoma, National Association, as trustee. On October 13, 2005, the initial purchasers exercised an option to purchase an additional $10.0 million aggregate principal amount of debentures. The debentures are senior obligations of Dobson Communications and will rank equally in right of payment with the original notes and exchange notes. The debentures are convertible into shares of our Class A common stock upon the satisfaction of certain conditions, and we will have the option of satisfying our obligations upon conversion of the debentures in cash, in shares of Class A common stock or a combination of cash and shares of Class A common stock.

Optional Redemption. At any time on or after October 1, 2010, we may redeem all or a part of the debentures for cash at a redemption price equal to 100% of the principal amount of the debentures being redeemed, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the redemption date.

Optional Repurchase Right of Holders. Holders of the debentures may require us to repurchase all or a portion of the debentures on October 1, 2010, October 1, 2015 and October 1, 2020 at a cash repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date.

Fundamental Change Repurchase Right of Holders. If we undergo a fundamental change (as defined in the indenture governing the debentures) prior to maturity, debenture holders will have the right, at their option, to require us to repurchase for cash some or all of their debentures at a repurchase price equal to 100% of the principal amount of the debentures being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date.

Restrictive Covenants. The indenture governing the debentures generally does not contain restrictive covenants like those in the indentures governing our other senior indebtedness.

DESCRIPTION OF THE EXCHANGE OFFER

When we sold the original notes on September 13, 2005, as a condition to the initial sale of the original notes, we entered into a registration rights agreement with the initial purchasers of those original notes. Under the registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for exchange notes that are registered under the Securities Act. We also agreed to cause the registration statement to become effective with the SEC and to conduct the exchange offer after the registration statement is declared effective. We will use our commercially reasonable efforts to keep the registration statement continuously effective during the exchange offer for no more than 30 days following the consummation of the exchange offer unless we receive written notification on or prior to the 30th day following the consummation of the exchange offer by one or more holders of notes that is a broker-dealer that elects to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for exchange notes and that such holder has received exchange notes as to which it will be required to deliver a prospectus upon resale. The registration rights agreement provides that we will be required to pay additional interest to the holders of the original notes if:

- the registration statement is not declared effective by the Commission on or prior to March 12, 2006;

- the exchange offer has not been completed on or prior to April 11, 2006;

- the shelf registration statement (if obligated to be filed) is not filed with the Commission and declared effective by the Commission on or prior to 90 days after a shelf filing deadline (as defined below); or

- the registration statement or shelf registration statement required by the registration rights agreement is filed and declared effective but thereafter ceases to be effective or usable in connection with the resales of original notes during the periods specified in the registration rights agreement (except as specifically permitted therein).

Additional interest will be paid for the period of occurrence of any default (but only with respect to one default at any particular time) until the time that no default is in effect, at an amount per annum equal to $0.05 per week per $1,000 principal amount of original notes held during the first 90-day period following the occurrence of such default, which rate shall increase by an additional $0.05 per week per $1,000 principal amount of original notes with respect to each subsequent 90-day period until all defaults have been cured, up to a maximum amount of additional interest for all registration defaults of $0.50 per week per $1,000 principal amount of original notes. Additional interest shall be paid on interest payment dates to the holders of record for the payment of interest.

Shelf Registration

In the registration rights agreement, we agreed to file a shelf registration statement if:

(1) because of any change in law or applicable interpretations thereof by the Commission's staff, we determine upon advice of outside counsel that the exchange offer is not permitted to be effected as contemplated by the registration rights agreement;

(2) we are not required to file the registration statement for any reason other than those specified in clause (1) above; or

(3) with respect to any holder of original notes, such holder notifies us in writing following effectiveness of the registration statement and on or prior to the 20th day following consummation of the exchange offer that (A) it is prohibited by applicable law or Commission policy from participating in the exchange offer, or (B) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the registration statement is not appropriate or available for such resales by such holder, or (C) it is a holder of notes that is a broker-dealer that elects to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for exchange notes and holds original notes acquired directly from Dobson Communications or one of our affiliates (it being understood that, for purposes of this section, (x) the requirement that the initial purchasers of the original notes deliver a prospectus containing the information required by Items 507 and/or 508 of Regulation S-K under the Securities Act in connection with sales of exchange notes acquired in exchange for such original notes shall result in such exchange

notes being not "freely tradeable" and (y) the requirement that a holder of notes that is a broker-dealer that elects to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for exchange notes, deliver a prospectus in connection with sales of exchange notes acquired in the exchange offer in exchange for original notes acquired as a result of market-making activities or other trading activities shall not result in such exchange notes being not "freely tradeable") (the date on which any event specified in clauses (1) through (3) above occurs, the "shelf filing deadline").

The summary of the registration rights agreement in this prospectus is not complete and is subject to, and is qualified in its entirety by, all the provisions of the registration rights agreement. We urge you to read the entire registration rights agreement carefully. A copy of the registration rights agreement is filed as an exhibit to our Current Report on Form 8-K on September 19, 2005. We intend to satisfy the same obligations under the registration rights agreement with the registration statement.

Terms of the Exchange Offer

Timing of the Exchange Offer

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term "expiration date" means 12:00 Midnight, New York City time, on   . However, if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which we extend the exchange offer.

As of the date of this prospectus, $150.0 million aggregate principal amount of the original notes are outstanding. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under the heading "— Conditions to the Exchange Offer."

We reserve the right to extend the period of time during which the exchange offer is open. We would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the heading "— Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes, file a post-effective amendment to the prospectus and provide notice to the noteholders. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the noteholders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on that date.

Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

Form and Terms of the Exchange Notes

The form and terms of the exchange notes will be the same as the form and terms of the original notes except that:

- the exchange notes may have a different CUSIP number from the original notes;
- the exchange notes will be registered under the Securities Act and will not have legends restricting their transfer;

- the exchange notes will not contain terms providing for payment of liquidated damages under circumstances relating to the timing of the exchange offer, as described below; and

- holders of exchange notes will not be entitled to any registration rights under the registration rights agreement because these rights will terminate when the exchange offer is completed.

No Appraisal or Dissenters' Rights.

In connection with the exchange offer, you do not have any appraisal or dissenters' rights under Oklahoma corporate law or the indentures governing the original notes. We intend to conduct the exchange offer in accordance with the registration rights agreement, the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC related to exchange offers.

Procedures for Tendering

When the holder of original notes tenders, and we accept, original notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as described below, a tendering holder must, on or prior to the expiration date:

- transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to Bank of Oklahoma, National Association as the exchange agent at the address listed below under the heading "— Exchange Agent;" or

- if original notes are tendered in accordance with the book-entry procedures listed below, the tendering holder must transmit an agent's message (as defined below) to the exchange agent at the address listed below under the heading "— Exchange Agent."

In addition, either:

- the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the original notes being tendered into the exchange agent's account at the Depository Trust Company, the book-entry transfer facility, along with the letter of transmittal or an agent's message; or

- the holder must comply with the guaranteed delivery procedures described below.

The Depository Trust Company will be referred to as DTC in this prospectus.

The term "agent's message" means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgment stating the aggregate principal amount of original notes which have been tendered by the tendering holder, that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the tendering holder.

The method of delivery of original notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal to us.

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent's account.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the original notes surrendered for exchange are tendered:

- by a registered holder of the original notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

- for the account of an "eligible institution."

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an "eligible institution." An "eligible institution" is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

We will determine in our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.

We reserve the absolute right to reject any particular original note not properly tendered or any which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. Neither we nor the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.

If the letter of transmittal is signed by a person other than the registered holder of original notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. If the letter of transmittal or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things,

- the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder; and

- neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes.

If any holder or other person is an "affiliate" of Dobson Communication, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person can not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered. We will issue the exchange notes promptly after acceptance of the original notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice to be given promptly thereafter. See "— Conditions to the Exchange Offer" below for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.

For each original note accepted for exchange, the holder will receive an exchange note having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the exchange offer, and such holder will be deemed to have waived their rights to receive the accrued interest on the original notes. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original notes under circumstance relating to the timing of the exchange offer.

In all cases, issuance of exchange notes for original notes will be made only after timely receipt by the exchange agent of:

- a timely book-entry confirmation of the original notes, into the exchange agent's account at DTC;

- a properly completed and duly executed letter of transmittal or an agent's message; and

- all other required documents.

Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. The non-exchanged original notes will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantees and any other required documents, must:

- be transmitted to and received by the exchange agent at the address listed below under the heading "— Exchange Agent" on or prior to the expiration date; or

- comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a registered holder of original notes desires to tender the original notes, and the original notes are not immediately available, or time will not permit the holder's original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

- the tender is made through an eligible institution;

- prior to the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal, and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery,

    (1) stating the name and address of the holder of original notes being tendered and the amount of original notes tendered,

    (2) stating that the tender is being made; and

    (3) guaranteeing that within three Nasdaq National Market trading days after the expiration date, a book-entry confirmation together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

- a book-entry confirmation together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three Nasdaq National Market trading days after the expiration date.

Withdrawal Rights

Tenders of original notes may be withdrawn at any time before 12:00 Midnight, New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated below under the heading "— Exchange Agent" before 12:00 Midnight, New York City time, on the expiration date. Any notice of withdrawal must:

- specify the name of the person, referred to as the depositor, having tendered the original notes to be withdrawn;

- identify the original notes to be withdrawn, including the principal amount of the original notes;

- contain a statement that the holder is withdrawing his election to have the original notes exchanged;

- be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender; and

- specify the name in which the original notes are registered, if different from that of the depositor.

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal and our determination will be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly re-tendered. Any original notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. The original notes will be credited to an account maintained with DTC for the original notes. The original notes will be credited to the DTC account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following the procedures described above under the heading "— Procedures for Tendering" above at any time on or before 12:00 Midnight, New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and may terminate or amend the exchange offer, if at any time before the acceptance of the original notes for exchange or the exchange of the exchange notes for the original notes, any of the following events occurs:

- the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC;

- any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of us to proceed with the exchange offer, and any material adverse development shall have occurred in any existing action or proceeding with respect to us; and

- governmental approvals shall not have been obtained, which approvals we deem necessary or advisable for the consummation of the exchange offer.

These conditions to the exchange offer are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at this time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

As a condition to your participation in the exchange offer pursuant to the terms of the registration rights agreement, you shall furnish, upon our request, prior to the consummation thereof, a written representation to us (which may be contained in the accompanying letter of transmittal), to the effect that

- you are not an affiliate of Dobson Communications;

- you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes to be issued in the exchange offer;

- you are acquiring the exchange notes in ordinary course of business; and

- if you are a broker-dealer and elect to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for exchange notes, that you will deliver a prospectus in connection with any resale of such exchange notes.

In addition, you shall otherwise cooperate in our preparations for the exchange offer. You hereby acknowledge and agree that any broker-dealer and any such holder using the exchange offer to participate in a distribution of the exchange notes to be acquired in the exchange offer (1) could not under Commission policy as in effect on the date of registration rights agreement rely on the position of the Commission enunciated in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission's letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters, and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of exchange notes obtained by you in exchange for original notes acquired by you directly from us.

Exchange Agent

We have appointed <u>Bank of Oklahoma, National Association</u> as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Delivery To: <u>Bank of Oklahoma, National Association</u>, Exchange Agent

<table>
<tr><td align="center">By Mail:</td><td align="center">By Hand or Overnight Courier:</td></tr>
<tr><td align="center"><u>Bank of Oklahoma, National Association</u>
<u>9520 North May Avenue, 2nd Floor</u>
<u>Oklahoma City, Oklahoma 73120</u></td><td align="center"><u>Bank of Oklahoma, National Association</u>
<u>9520 North May Avenue, 2nd Floor</u>
<u>Oklahoma City, Oklahoma 73120</u></td></tr>
<tr><td align="center">Attn: <u>Rachel Redd-Singleton, Corporate Trust</u></td><td align="center">Attn: <u>Rachel Redd-Singleton, Corporate Trust</u></td></tr>
</table>

By Facsimile Transmission
(for Eligible Institutions only):
<u>(405) 936-3964</u>

Confirm by Telephone:
<u>(405) 936-3927</u>

If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than any facsimile number indicated, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Transfer Taxes

Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with exchange, except that holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Original Notes

Holders who desire to tender their original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor are we under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.

Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indentures regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the offering memorandum dated September 7, 2005, relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws. Original notes that are not tendered will remain outstanding and continue to accrue interest.

Upon completion of the exchange offer, you will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Holders of the exchange notes and any original notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Original Notes

Under existing interpretations of the Securities Act by the SEC's staff contained in several no-action letters to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our "affiliates" (as defined in Rule 405 under the Securities Act). Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

a. such exchange notes are acquired in the ordinary course of such holder's business; and

b. such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the exchange notes.

However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

a. it is not an affiliate of Dobson Communications;

b. it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes; and

c. it is acquiring the exchange notes in the ordinary course of its business.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes must acknowledge that such original notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution" for a discussion of the exchange offer and resale obligations of broker-dealers in connection with the exchange offer.

In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the notes. We have agreed in the registration rights agreement that, prior to any public offering of transfer restricted securities, we will register or qualify the transfer restricted securities for offer or sale under the securities laws of any jurisdiction requested by a holder. Unless a holder requests, we currently do not intend to register or qualify the sale of the exchange notes in any state where an exemption from registration or qualification is required and not available. "Transfer restricted securities" means each original note until:

a. the date on which such original note has been exchanged by a holder other than a broker-dealer for a exchange note in the exchange offer;

b. following the exchange by a broker-dealer in the exchange offer of a exchange note, the date on which the exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

c. the date on which such original note has been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement filed; or

d. the date on which such original note is distributed to the public in a transaction under Rule 144 under the Securities Act.

DESCRIPTION OF THE EXCHANGE NOTES

The terms of the exchange notes to be issued in the exchange offer are identical in all material respects to the terms of the original notes, except for the transfer restrictions relating to the original notes. You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the "Dobson," "we," "our" and "us" refer only to Dobson Communications Corporation and not to any of its subsidiaries. Unless otherwise designated, when we refer to the "note," "notes" or "Notes" in this Description of the Exchange Notes, we are referring to both the original notes and the exchange notes.

Dobson will issue the exchange notes under an indenture dated as of September 13, 2005 between itself and The Bank of Oklahoma, National Association, as trustee. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. Any original notes that remain outstanding after the exchange offer, together with the exchange notes, will be treated as a single class of securities under the indenture for voting purposes.

The following description is a summary of the provisions of the indenture we consider material. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the Notes. Copies of the indenture is available as set forth below under "— Where You Can Find More Information." Certain defined terms used in this description but not defined below under "— Certain Definitions" have the meanings assigned to them in the indenture.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The Notes will be:

- our unsecured, general obligations;

- senior in right of payment to any of our existing and future Indebtedness that is expressly subordinated to the Notes;

- equal in right of payment to any of our existing and future senior Indebtedness; and

- effectively subordinated in right of payment to any of our existing or future secured Indebtedness to the extent of the value of the collateral securing such Indebtedness and any existing and future liabilities and obligations of our subsidiaries.

As of September 30, 2005, on an as adjusted basis for the Transactions:

- Dobson's Restricted Subsidiaries had $825.0 million of Indebtedness, consisting of the Dobson Cellular Notes, together with $75.0 million of unused secured revolving credit availability, and Dobson's Unrestricted Subsidiaries had $914.5 million of Indebtedness;

- Dobson had $729.7 million of senior Indebtedness and is a guarantor of Dobson Cellular's senior Indebtedness, which is secured by a pledge of the capital stock of Dobson Operating Co., LLC; and

- Dobson had $164.1 million aggregate outstanding liquidation preference of preferred stock, all of which is subordinated to the Notes and $33.0 million of which is mandatorily redeemable prior to the maturity of the Notes.

See "Description of Other Indebtedness" and "Description of Capital Stock."

We and any of our Restricted Subsidiaries are permitted to incur substantial additional Indebtedness, including Indebtedness incurred under one or more credit facilities, all of which may be secured. In addition, we are a holding company the sole asset of which is the stock of our subsidiaries. None of our subsidiaries will guarantee the Notes. Accordingly, all of the liabilities, including credit facilities, other indebtedness and trade payables or preferred stock of any of our subsidiaries will be effectively senior to the Notes. As a result, in the event of a liquidation or insolvency of our subsidiaries, none of their assets will be available to satisfy our obligations on the Notes until the claims of all creditors, including trade creditors, and preferred stockholders of those subsidiaries have been satisfied in full.

Any subsidiaries we create or acquire in the future will be bound by the covenants contained in the indenture, unless we designate a subsidiary as an *"Unrestricted Subsidiary."* Unrestricted Subsidiaries will not be subject to any of the restrictive covenants contained in the indenture. We refer to any subsidiary that is not an Unrestricted Subsidiary as a *"Restricted Subsidiary."* All of our current subsidiaries, other than American Cellular Corporation, DCC PCS, Inc., Dobson JV Company, Wireless Investments, Inc. and their respective subsidiaries, will be Restricted Subsidiaries.

Principal, Maturity and Interest

Dobson issued original notes with an initial maximum aggregate principal amount of $150.0 million. Dobson may issue an unlimited amount of additional Notes from time to time after this offering under the indenture. Any offering of additional Notes will be subject to the covenant described below under the caption "— Covenants — Incurrence of Indebtedness." The Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Dobson will issue exchange notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on October 15, 2012.

The Notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.25% as determined by the calculation agent (the *"Calculation Agent"*), which shall initially be the trustee. Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the original notes. Set forth below is a summary of certain of the defined terms used in the indenture relating to the calculation of interest on the Notes.

"LIBOR," with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for three-month periods beginning on the first day of such Interest Period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank's offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the first day of such Interest Period. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank's rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the first day of such Interest Period. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

"Determination Date," with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

"Interest Period" means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include October 14, 2005.

"London Banking Day" is any day in which dealings in United States dollars are transacted or with respect to any future date, are expected to be transacted in the London interbank market.

"Representative Amount" means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.

"Telerate Page 3750" means the display designated as "Page 3750" on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

The amount of interest for each day that the Notes are outstanding (the "*Daily Interest Amount*") will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. The Calculation Agent will, upon the request of the Holder of any Note, provide the interest rate then in effect with respect to the Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on Dobson and the Holders of the Notes. Interest on the Notes will be payable quarterly (to Holders of record at the close of business on the January 1, April 1, July 1 or October 1 immediately preceding the applicable interest payment date) on January 15, April 15, July 15 and October 15 of each year.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Dobson, Dobson will pay all principal, interest and premium and Additional Interest, if any, on that Holder's Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Dobson elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Dobson may change the paying agent or registrar without prior notice to the Holders of the Notes, and Dobson or any of its subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange any Notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Dobson is not required to transfer or exchange any Note selected for redemption. Also, Dobson is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Optional Redemption

We may redeem the Notes at any time and from time to time on or after October 15, 2007, at our option, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning October 15 of each of the years set forth below:

Year	Percentage
2007	102.000%
2008	101.000%
2009 and thereafter	100.000%

In addition, at any time and from time to time on or prior to October 15, 2007, we may redeem up to 35% of the principal amount of the Notes at a redemption price equal to 100.0% of their principal amount, plus a premium equal to the interest rate per year that is applicable to the Notes on the date on which notice of redemption is given, plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed to the redemption date, with the proceeds of one or more sales of our Capital Stock (other than Disqualified Stock); *provided* that, in each case, such redemption date occurs within 180 days after consummation of such sale and at least 65% aggregate principal amount of the Notes issued on the Issue Date remains outstanding after each such redemption.

Notes called for redemption become due and payable on the date fixed for redemption. If we timely pay the redemption price, interest will cease to accrue on the Notes or portions of the Notes called for redemption on and after the redemption date.

If we elect to redeem less than all of the Notes, the trustee will select the Notes or portions of those Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes we are redeeming are listed or, if the Notes we are redeeming are not listed on a national securities exchange, on a pro rata basis, by lot or by such other customary method as the trustee in its sole discretion deems to be fair and appropriate; *provided, however,* that in no event will a Note of $1,000 in principal amount be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to that Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion of that Note will be issued in the name of the registered holder upon cancellation of the original Note. We will send any notices of redemption by first class mail not less than 30 nor more than 60 days before the redemption date to each holder of the Notes being redeemed at that holder's registered address.

Mandatory Redemption

Except as described below under "— Repurchase At Option of Holders — Change of Control" and "— Asset Sales," we are not required to make any mandatory redemption of, sinking fund payments for, or offer to repurchase any Notes.

Termination of Certain Covenants

From and after the first date after the date of the indenture on which the notes have an Investment Grade Rating from any two Rating Agencies and no Default or Event of Default has occurred and is continuing under the indenture (the *"Investment Grade Date"*), Dobson and its Restricted Subsidiaries will no longer be subject to the provisions of the indenture described below under the following captions:

- "— Repurchase at Option of Holders — Asset Sales,"

- "— Covenants — Restricted Payments,"

- "— Covenants — Incurrence of Indebtedness,"

- "— Covenants — Transactions with Affiliates,"

- "— Covenants — Issuance and Sale of Capital Stock of Restricted Subsidiaries,"

- "— Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,"

- "— Covenants — Issuances of Guarantees by Restricted Subsidiaries,"

- "— Covenants — Line of Business;"

provided, however, the provisions of the indenture described below under the following captions will not be so terminated:

- "— Repurchase at Option of Holders — Change of Control,"

- "— Covenants — Liens,"

- "— Consolidation, Merger and Sale of Assets" (except as set forth in that covenant),

- "— Covenants — Sale and Leaseback Transactions" (except as set forth in that covenant),

- "— Covenants — Payments for Consent," and

- "— Covenants — Reports."

As a result of the foregoing, the Notes will be entitled to substantially reduced covenant protection from and after any Investment Grade Date.

Repurchase At Option of Holders

Change of Control

If a Change of Control Triggering Event occurs, each holder of Notes will have the right to require us to repurchase all or any part of such holder's Notes pursuant to the offer described below (the *"Change of Control Offer"*). In the Change of Control Offer, we will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, to the purchase date (the *"Change of Control Payment"*). Within 30 days following any Change of Control Triggering Event, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The provisions described above that require us to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the Notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Change of Control purchase feature is a result of negotiations between us and the initial purchasers. We have no present intention to engage in a transaction involving a Change of Control, although we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure. Restrictions on our ability to incur additional Indebtedness are contained in the covenant described under "— Covenants — Incurrence of Indebtedness." Such restrictions can only be waived or modified with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenant and in the covenant described under "— Consolidation, Merger and Sale of Assets," however, the indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of certain highly leveraged transactions.

We cannot assure you that we will have sufficient funds available at the time of any Change of Control Triggering Event to make any payments required by the Notes or other Indebtedness that we have outstanding at the time of the Change of Control Triggering Event, including the repurchase of Notes required by this covenant or the repurchase or repayment of other of our Indebtedness containing similar provisions. Existing and future Indebtedness of our subsidiaries restricts or may restrict our access to the cash flow from our subsidiaries. Any future agreements relating to Indebtedness to which we or any of our Subsidiaries becomes a party may contain similar restrictions and provisions. In the event that a Change of Control Triggering Event occurs at a time when we are prohibited or prevented from repurchasing Notes, we could seek the consent of the applicable lenders to allow such repurchase or could attempt to refinance the financing arrangements that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from repurchasing the Notes. In such case, our failure to purchase tendered Notes would constitute an Event of Default. Our future Indebtedness and that of our subsidiaries may contain prohibitions on the repurchase of the Notes and on the occurrence of certain events that would constitute a Change of Control or may require us to repurchase such Indebtedness upon a Change of Control. Finally, our existing financial resources and our ability to access the cash flow of our subsidiaries may limit our ability to pay cash to the holders of Notes following the occurrence of a Change of Control Triggering Event. See "Risk Factors — Because we are a holding company and depend entirely on cash flow from our subsidiaries to meet our obligations, your right to receive payment on the notes will be effectively subordinated to our subsidiaries' obligations" and "— We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture." There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets and our Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and our Restricted Subsidiaries taken as a whole to another person or group may be uncertain.

Asset Sales

Dobson will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale, unless

(1) the consideration received by Dobson or such Restricted Subsidiary is at least equal to the Fair Market Value of the assets sold or disposed of, and

(2) at least 75% of the consideration received consists of cash or Cash Equivalents or Replacement Assets. For purposes of this provision, any liabilities, as shown on Dobson's or such Restricted Subsidiary's most recent balance sheet, of Dobson or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Dobson or such Restricted Subsidiary from further liability, will be deemed to be cash.

In the event and to the extent that the Net Cash Proceeds received by Dobson or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceeds 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of Dobson has been filed with the Commission) then, within 12 months after the date Net Cash Proceeds so received exceed 10% of

Adjusted Consolidated Net Tangible Assets, Dobson shall, or shall cause the relevant Restricted Subsidiary, to:

(1) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of Dobson secured by a Lien or Indebtedness of any Restricted Subsidiary in each case owing to a Person other than Dobson or any of its Restricted Subsidiaries, or

(2) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets.

Pending final application of any Net Cash Proceeds, Dobson may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the indenture.

The amount of such excess Net Cash Proceeds required to be applied, or to be committed to be applied, during such 12-month period as set forth in the preceding paragraph and not applied as so required by the end of such period shall constitute *"Excess Proceeds."* If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Asset Sale Offer totals at least $35.0 million, Dobson will commence, not later than the fifteenth business day of such month, and consummate an offer to purchase from the holders of Notes and the holders of any Indebtedness ranking equally with the Notes and entitled to participate in such an Asset Sale Offer on a pro rata basis, an aggregate principal amount of Notes and such other Indebtedness equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount thereof, plus, in each case, accrued interest and Additional Interest, if any, to the Payment Date (an *"Asset Sale Offer"*). If any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, Dobson may apply any remaining Excess Proceeds for any purpose not otherwise prohibited by the terms of the indenture and the amount of Excess Proceeds will be reset at zero.

Dobson will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to an Asset Sale Offer. To the extent that the provisions of any such securities laws or securities regulations conflict with the provisions described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under these provisions by virtue thereof.

Covenants

The indenture will contain, among others, the following covenants:

Incurrence of Indebtedness

Neither Dobson nor any Restricted Subsidiary may incur any Indebtedness (including Acquired Indebtedness); *provided, however,* that Dobson and any Restricted Subsidiary may incur Indebtedness, if, after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be less than 6.75 to 1.

In addition to the foregoing, Dobson and any Restricted Subsidiary (except as specified below) may incur the following types of Indebtedness:

(1) additional Indebtedness outstanding under one or more Credit Agreements at any time in an aggregate principal amount not to exceed $900.0 million incurred under this clause (1), less any amount of such Indebtedness permanently repaid as provided under the covenant described under "— Repurchase at Option of Holders — Asset Sales;"

(2) Permitted Refinancing Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness incurred under clause (1), (3), (4), (5), (9) or (12) of this paragraph, and any refinancings thereof in an amount not to

exceed the amount so refinanced or refunded (plus premiums, accrued interest, accrued dividends, fees and expenses);

(3) Indebtedness

(a) in respect of performance, surety or appeal bonds provided in the ordinary course of business,

(b) under Currency Agreements and Interest Rate Agreements, but only if such agreements

- are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and

- do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, or

(c) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Dobson or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Dobson (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of Dobson for the purpose of financing such acquisition), in an amount not to exceed the gross proceeds actually received by Issuer or any Restricted Subsidiary in connection with such disposition;

(4) Guarantees of Indebtedness of Dobson by any Restricted Subsidiary or by Dobson of Indebtedness of any Restricted Subsidiary so long as such Indebtedness was permitted to be incurred under another provision of this "Incurrence of Indebtedness" covenant and the covenant described under "Issuances of Guarantees by Restricted Subsidiaries;"

(5) intercompany Indebtedness (other than any Guarantee to the extent addressed in clause (4) above) by or among Dobson and its Restricted Subsidiaries; *provided, however,* that (A) if Dobson is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations in respect of the Notes and (B) (1) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than Dobson or another Restricted Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person other than Dobson or another Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of Indebtedness by Dobson or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6) Indebtedness of Dobson and its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness under Credit Agreements incurred pursuant to clause (1) above);

(7) Indebtedness represented by the Notes issued on the date of the indenture and any Notes issued in exchange for such Notes pursuant to the registration rights agreement;

(8) Acquired Indebtedness in an aggregate principal amount not to exceed $100.0 million at any time outstanding;

(9) Indebtedness incurred by Dobson or any Restricted Subsidiary to finance or refinance the cost to acquire cellular properties or related assets by a Restricted Subsidiary after the Issue Date; *provided, however,* that the aggregate principal amount of such Indebtedness outstanding at any time may not exceed $100.0 million;

(10) Indebtedness of Dobson or any Restricted Subsidiary represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, incurred for the purpose of financing all or part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Dobson or such Restricted Subsidiary in an aggregate principal amount of such Indebtedness outstanding at any time (together with refinancings thereof) not to exceed $75.0 million;

(11) Capitalized Lease Obligations incurred in connection with sale and leaseback transactions involving Existing Tower Assets; and

(12) Indebtedness of the Company outstanding at any time in an aggregate principal amount not to exceed $125.0 million.

The maximum amount of Indebtedness that Dobson or a Restricted Subsidiary may incur pursuant to this "Incurrence of Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

For purposes of determining any particular amount of Indebtedness under this "Incurrence of Indebtedness" covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and any Liens granted pursuant to the equal and ratable provisions referred to in the "Liens" covenant described below shall not be treated as Indebtedness.

For purposes of determining compliance with this "Incurrence of Indebtedness" covenant, in the event that an item of Indebtedness (including Acquired Indebtedness) meets the criteria of more than one of the types of Indebtedness described in the above clauses or would be entitled to be incurred pursuant to the first paragraph of this covenant or any combination of the foregoing, Dobson, in its sole discretion, shall classify, and from time to time may reclassify (in whole or part), such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness or the payment of dividends on Preferred Shares in the form of additional shares of the same class or series of Preferred Shares will not be deemed an incurrence of Indebtedness for purposes of this covenant.

Dobson will not incur any Indebtedness that pursuant to its terms is subordinate or junior in right of payment to any Indebtedness unless such Indebtedness is subordinated in right of payment to the Notes to the same extent; provided that Indebtedness will not be considered subordinate or junior in right of payment to any other Indebtedness solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Liens

Dobson will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness, Attributable Debt or trade payables, other than Permitted Liens, upon any of Dobson, or its Restricted Subsidiaries' property or assets, now owned or acquired after the date the Notes are issued, unless all payments due under the indenture and the Notes are secured on an equal and ratable basis with (or if the obligations being secured rank junior in right of payment to the Notes, on a senior basis to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Restricted Payments

Dobson and its Restricted Subsidiaries are not permitted to take any of the following actions (each a *"Restricted Payment"*):

(1) declare or pay any dividend or make any distributions on or with respect to its Capital Stock, other than dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of Capital Stock (other than Disqualified Stock) or dividends or distributions payable to Dobson or any Restricted Subsidiary; *provided* that if any such Restricted Subsidiary is not a Wholly Owned Subsidiary of Dobson, distributions or dividends to the stockholders of such Restricted Subsidiary other than Dobson will be permitted only to the extent a pro rata portion of such distributions or dividends (measured by value) is paid to Dobson, directly or through a Restricted Subsidiary,

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of

(a) Dobson or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person, or

(b) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Dobson (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of Dobson,

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity of such Indebtedness (other than interest or principal relating to Indebtedness of Dobson or a Restricted Subsidiary owing to an Unrestricted Subsidiary); or

(4) make any Investment, other than a Permitted Investment, in any Person,

unless, in each case, at the time of, and after giving effect to, the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would result therefrom or shall have occurred and be continuing,

(b) Dobson would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the first paragraph of the "Incurrence of Indebtedness" covenant, and

(c) the aggregate amount of such Restricted Payments and all other Restricted Payments declared or made after the Issue Date (the amount, if other than in cash, to be determined in good faith by our Board of Directors) is less than the sum of:

(1) 100% of our Consolidated EBITDA (or, if our Consolidated EBITDA is a loss, minus 100% of the amount of such loss) accrued during the period treated as one accounting period, beginning on July 1, 2000 to the end of the most recent fiscal quarter preceding the date of such Restricted Payment for which consolidated financial statements of Dobson have been filed with the Commission, minus 1.65 times our Consolidated Interest Expense for the same period; plus

(2) the aggregate Net Cash Proceeds received by Dobson after July 1, 2000 as a capital contribution or from issuing or selling its Capital Stock, and options, warrants and other rights to acquire its Capital Stock, to a Person who is not a Restricted Subsidiary of Dobson (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the final Stated Maturity of the Notes); plus

(3) an amount equal to the net reduction in Investments that constitute Restricted Payments resulting from payments of interest, dividends, repayments or loans or advances, returns of capital or other transfers of assets to Dobson or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any Investment (except to the extent any such payment or proceeds are included in the calculation of Consolidated EBITDA), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of *"Investment"*), not to exceed, in each case, the amount of the relevant Investments so being reduced or sold; plus

(4) $25.0 million.

Notwithstanding the foregoing, the following actions will not be deemed to violate the limitation on Restricted Payments:

(A) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with the preceding paragraph;

(B) the repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock of Dobson (or options, warrants or other rights to acquire such Capital Stock) or any Indebtedness that is subordinated to the Notes, in each case in exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale (other than to any Restricted Subsidiary of Dobson) of, shares of Capital Stock (other than Disqualified Stock) of Dobson;

(C) the repurchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated to the Notes with the Net Cash Proceeds from an incurrence of Indebtedness that meets the requirements of clause (2) of the second paragraph of the "Incurrence of Indebtedness" covenant;

(D) payments or distributions, to dissenting stockholders in connection with a consolidation, merger or transfer of assets that complies with the provisions described under "Consolidation, Merger and Sale of Assets;"

(E) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Dobson to the extent necessary in the good faith judgment of Dobson's Board of Directors, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by Dobson or any Restricted Subsidiary from any governmental agency;

(F) the purchase, redemption, retirement or other acquisition for value of Capital Stock of Dobson, or options to purchase such shares, held by Dobson's directors, employees or former directors or employees or of any Restricted Subsidiary, or their estates or beneficiaries under their estates, upon death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock or options were issued, but only if the aggregate consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or options after the Issue Date does not exceed $2.5 million in any calendar year or $7.0 million in the aggregate;

(G) Investments in any Person in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value) at any time outstanding not to exceed $50.0 million plus, in the case of an Investment in a Person the primary business of which is a Permitted Business, an amount not to exceed the Net Cash Proceeds received by Dobson after the Issue Date from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary, except to the extent such Net Cash Proceeds are used to make Restricted Payments pursuant to clause (4)(c)(2) of the first paragraph, or clause (B) of this paragraph, of this "Restricted Payments" covenant; or

(H) the payment of regularly scheduled dividends with respect to the Senior Preferred Stock in accordance with the terms thereof as in effect on the Issue Date; *provided* that after giving effect to any such payment on a pro forma basis, Dobson could incur at least $1.00 of Indebtedness under the first paragraph of the "Incurrence of Indebtedness" covenant;

provided that, except in the case of clauses (A) or (B), no Default or Event of Default, shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

Each Restricted Payment that is permitted as provided in the preceding paragraph (other than (1) an exchange of Capital Stock for Capital Stock or for subordinated Indebtedness referred to in clause (B), (2) the repurchase, redemption or the acquisition or retirement of subordinated Indebtedness referred to in clause (C), (3) the Net Cash Proceeds from any issuance of Capital Stock referred to in clause (B) or issuance of Capital Stock referred to in clause (G), and (4) the Restricted Payment referred to in clause (H) above) shall be included in calculating whether the conditions of clause (c) of the first paragraph of this "Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Dobson and its Restricted Subsidiaries will not create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

- pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Dobson or any other Restricted Subsidiary,

- pay any Indebtedness owed to Dobson or any other Restricted Subsidiary,

- make loans or advances to Dobson or any other Restricted Subsidiary, or

- transfer any of its property or assets to Dobson or any other Restricted Subsidiary.

However, the prohibition does not apply to any encumbrances or restrictions:

(1) existing under agreements (including the indenture for the Notes, the indenture governing the senior convertible debentures and the certificates of designation governing the Senior Preferred Stock (notwithstanding any waiver that may be in effect on the Issue Date with respect to the payment of dividends thereon)) governing Indebtedness existing on the Issue Date and Credit Agreements, and any amendments, extensions, refinancings, renewals or replacements of such agreements; *provided* that, the encumbrances and restrictions in any such amendments, extensions, refinancings, renewals or replacements are not materially more restrictive, taken as a whole, than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law;

(3) existing with respect to any Person or the property or assets of such Person acquired by Dobson or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any amendments to such encumbrances or restrictions; *provided* that, any such amendments are not materially more restrictive, taken as a whole, than those encumbrances or restrictions that are then in effect and that are being amended;

(4) in the case of restrictions relating to the transfers of property, restrictions that;

- restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

- exist by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Dobson or any Restricted Subsidiary not otherwise prohibited by the indenture, or

- arise or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Dobson or any Restricted Subsidiary in any manner material to Dobson or any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6) contained in the terms of any Indebtedness (other than as contemplated by clause (1) above), or any agreement creating Indebtedness, of a Restricted Subsidiary entered into after the Issue Date if:

- the encumbrance or restriction applies only if there is a payment default, a default with respect to a financial covenant, or an event of default resulting in the acceleration of the final maturity of such Indebtedness,

- the encumbrance or restriction is not materially more disadvantageous to holders of Notes than is customary in comparable financings (as determined by Dobson), and

- Dobson determines that the encumbrance or restriction will not materially affect the ability to pay interest on the Notes at their Stated Maturity or principal and accrued and unpaid interest on the Notes at their final Stated Maturity.

Dobson and its Restricted Subsidiaries are not precluded from:

- creating, incurring, assuming or permitting to exist any Liens otherwise permitted under the "Liens" covenant, or

- restricting the sale of their assets that secure Indebtedness of Dobson or its Restricted Subsidiaries.

Issuance and Sale of Capital Stock of Restricted Subsidiaries

Dobson and its Restricted Subsidiaries will not sell, directly or indirectly, any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to purchase shares of such Capital Stock, except:

(1) to Dobson or a Restricted Subsidiary;

(2) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of Restricted Subsidiaries, to the extent required by applicable law and other sales of immaterial amounts of Capital Stock; or

(3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary (A) would continue to be a Restricted Subsidiary or (B) if it would no longer constitute a Restricted Subsidiary, any remaining Investment in such Person after giving effect to the issuance or sale would have been permitted to be made under the "Restricted Payments" covenant, if made on the date of such issuance or sale.

Transactions with Affiliates

Dobson and its Restricted Subsidiaries will not, directly or indirectly, engage in any transaction including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any Affiliate except (A) upon fair and reasonable terms no less favorable to Dobson or such Restricted Subsidiary than could be obtained in a comparable arm's-length transaction with an unrelated Person and (B)(1) with respect to any transaction or series of related transactions involving aggregate consideration in excess of $15.0 million, such transaction is approved by at least a majority of the disinterested members of the Board of Directors or (2) with respect to any transaction or series of related transactions involving aggregate consideration in excess of $35.0 million, Dobson obtains a written opinion as to the fairness to the holders of the Notes of such transaction or series of related transactions issued by an investment banking, accounting or appraisal firm of national standing.

The above limitation does not apply to:

(1) any employment agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by Dobson or any of its Restricted Subsidiaries in the ordinary course of business;

(2) any transaction solely between Dobson and any of its Restricted Subsidiaries, solely between Restricted Subsidiaries or among Dobson, any of its Restricted Subsidiaries and one or more non-Affiliates;

(3) the payment of reasonable and customary regular fees and indemnity payments to directors of Dobson who are not employees of Dobson and the payment of reasonable compensation and indemnity payments to officers of Dobson;

(4) any payments or other transactions pursuant to any tax-sharing agreement between Dobson and any other Person with which Dobson files a consolidated tax return or with which Dobson is part of a consolidated group for tax purposes;

(5) any Restricted Payments or Permitted Investments not prohibited by the "Restricted Payments" covenant;

(6) transactions with a Person (other than an Unrestricted Subsidiary of Dobson) that is an Affiliate of Dobson solely because Dobson holds, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(7) any agreement between or among Dobson and its Restricted Subsidiaries existing and as in effect on the Issue Date and, in each case, any amendment thereto so long as any such amendment is no less favorable to Dobson or any of its Restricted Subsidiaries, as the case may be, in any material respect than the original agreement as in effect on the Issue Date;

(8) payments under the Management Agreement and Equipment Lease and Switch Sharing Agreements in the ordinary course and on terms no less favorable to Dobson than those that would been obtained in a comparable transaction by Dobson with an unrelated Person;

(9) loans or advances to employees in the ordinary course not to exceed $3.0 million in the aggregate at any one time outstanding; and

(10) any issuance of Equity Interests (other than Disqualified Stock) of Dobson to Affiliates of Dobson.

Line of Business

Dobson will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as is not material to Dobson and its Restricted Subsidiaries, taken as a whole.

Issuances of Guarantees by Restricted Subsidiaries

Dobson will not permit any Restricted Subsidiary to guarantee, directly or indirectly, any Indebtedness of Dobson which ranks equally with or subordinate in right of payment to the Notes *("Guaranteed Indebtedness")*, unless

(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee (a *"Subsidiary Guarantee"*) of payment of the Notes by such Restricted Subsidiary, and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Dobson or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided, however, that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness

(a) ranks equally with the Notes, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or be subordinated to, the Subsidiary Guarantee, or

(b) is subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon

(1) any sale, exchange or transfer, to any Person not an Affiliate of Dobson, of all of Dobson's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, which sale, exchange or transfer is not prohibited by the indenture, or

(2) the release or discharge of the Guarantee of Indebtedness which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Sale and Leaseback Transactions

Dobson will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; *provided* that Dobson and its Restricted Subsidiaries may enter into a sale and leaseback transaction if

- Dobson or the relevant Restricted Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to the sale and leaseback transaction pursuant to the "Incurrence of Indebtedness" covenant; *provided,* that this clause will no longer be applicable from and after any Investment Grade Date;

- the gross cash proceeds of the sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of the sale and leaseback transaction; and

- the transfer of assets in the sale and leaseback transaction is permitted by, and Dobson of the relevant Restricted Subsidiary applies the proceeds of the transaction in compliance with the provisions described under "Assets Sales."

The foregoing restrictions do not apply to sale and leaseback transactions involving Existing Tower Assets.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, Dobson will furnish to the trustee on behalf of the holders of Notes, within the time periods specified in the Commission's rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Dobson were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Dobson's certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Dobson were required to file such reports.

If Dobson has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include an unaudited condensed consolidating balance sheet and related statements of income and cash flows of the Unrestricted Subsidiaries of Dobson separate from the financial condition and results of operations of Dobson and its Restricted Subsidiaries.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, Dobson will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Dobson has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

Payments for Consent

Dobson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless that consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Consolidation, Merger and Sale of Assets

Dobson will not consolidate or merge with, or sell, lease or otherwise dispose of all or substantially all of its property and assets in one transaction or a series of related transactions to any Person or permit any Person to merge with or into it unless:

(1) (a) the resulting, surviving or transferee Person (the *"Successor Company"*) will be a corporation organized and existing under the laws of the United States of America, or, any state or jurisdiction thereof and (b) the Successor Company assumes all of Dobson's obligations under the Notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, either (a) Dobson, or the Successor Company or resulting company, as the case may be, could incur at least $1.00 of Indebtedness under the first paragraph of the "Incurrence of Indebtedness" covenant or (b) the Consolidated Leverage Ratio for Dobson or the Successor Company or resulting company, as the case may be, is not greater than the Consolidated Leverage Ratio for Dobson immediately prior to such transaction; *provided* that this clause (3) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary in connection with which no consideration, other than Common Stock in the Surviving Person or Dobson, shall be issued or distributed to the stockholders of Dobson; *provided further,* than this clause (3) will no longer be applicable from and after any Investment Grade Date, and

(4) we deliver to the trustee an officers' certificate, attaching the arithmetic computations to demonstrate compliance with clause (3), and an opinion of counsel, in each case stating that such consolidation, merger or transfer complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

Clause (3) above will not apply if, in the good faith determination of our Board of Directors, the principal purpose of the transaction is to change our state of incorporation and the transaction does not have as one of its purposes the evasion of the foregoing limitations. This covenant will not apply to (a) a merger of Dobson with an Affiliate solely for the purpose of reincorporating in another jurisdiction, or (b) any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among Dobson and its Wholly Owned Restricted Subsidiaries.

Events of Default

The following events will be defined as "Events of Default" in the indenture:

(1) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) default in the payment of interest or Additional Interest, if any, on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(3) default in the performance or breach of the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of Dobson, or the failure to make or consummate an Offer to Purchase in accordance with the "Asset Sales" or "Change of Control" covenant or a breach of the "Incurrence of Indebtedness" or "Restricted Payments" covenants;

(4) Dobson defaults in the performance of or breaches any other covenant or agreement of Dobson in the indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 45 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the Notes;

(5) there occurs with respect to any issue or issues of Indebtedness of Dobson or any Significant Subsidiary having an outstanding principal amount of $50.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

- an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its final Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 45 days of such acceleration, and/or

- the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 45 days of such payment default;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $50.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any

deductibles, self-insurance or retention as not so covered) shall be rendered against Dobson or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 45 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $50.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) a court having jurisdiction in the premises enters a decree or order for

- relief in respect of Dobson or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

- appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Dobson or any Significant Subsidiary or for all or substantially all of the property and assets of Dobson or any Significant Subsidiary, or

- the winding up or liquidation of the affairs of Dobson or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or

(8) Dobson or any Significant Subsidiary

- commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

- consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Dobson or any Significant Subsidiary or for all or substantially all of the property and assets of Dobson or any Significant Subsidiary, or

- effects any general assignment for the benefit of creditors.

If an Event of Default, other than an Event of Default specified in clause (7) or (8) above that occurs with respect to Dobson, occurs and is continuing under the Notes or the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to Dobson (and to the trustee if such notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest and Additional Interest, if any, shall be immediately due and payable on the condition that so long as any Credit Agreement is in effect, such declaration shall not become effective until the earlier of:

(1) five Business Days after the receipt of the acceleration notice by the agent thereunder and Dobson, and

(2) acceleration of the Indebtedness under such Credit Agreement.

In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by Dobson or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event of Default specified in clause (7) or (8) above occurs with respect to Dobson, the principal of, premium, if any, and accrued and unpaid interest and Additional Interest, if any, on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. At any time after declaration of acceleration, but before a judgment or decree for the payment of the money due has been obtained by the trustee, the holders of at least a majority in principal amount of the outstanding Notes by written notice to Dobson and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "— Modification and Waiver."

The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. A holder may not pursue any remedy with respect to the indenture or the Notes unless:

(1) the holder gives the trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or interest or Additional Interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

The indenture requires certain officers of Dobson to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Dobson and its Restricted Subsidiaries and Dobson's and its Restricted Subsidiaries' performance under the indenture and that Dobson has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Dobson will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Defeasance

Defeasance and Discharge.   The indenture provides that Dobson will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the day of the deposit referred to below, and the provisions of the indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things,

(1) Dobson has deposited with the trustee, in trust, money and/or U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on

the Notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the Notes;

(2) Dobson has delivered to the trustee

(a) either

- an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of Dobson's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Issue Date such that a ruling is no longer required, or

- a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel, and

(b) an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions (including an exclusion for insider creditors within the meaning of 11 U.S.C. 101(31) and 547(b)(4)(B)), to the effect that after the 91st day following deposit, the trust funds will not be recoverable pursuant to Section 547 of Title 11 of the United States Code.

(3) immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default shall have occurred and be continuing on the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Dobson or any of its Subsidiaries is a party or by which Dobson or any of its Subsidiaries is bound, and

(4) if at such time the Notes are listed on a national securities exchange, Dobson has delivered to the trustee an opinion of counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default.   The indenture will further provide that the provisions of the indenture will no longer be in effect with respect to clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clauses (3) and (4) under "Events of Default" with respect to such clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and such covenants and clauses (5) and (6) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the trustee, in trust, of money and/or U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the Notes, the satisfaction of the provisions described in clauses (3) and (4) of the preceding paragraph and the delivery by Dobson to the trustee of an opinion of counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default.   In the event Dobson exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the Notes as described in the immediately preceding paragraphs and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, Dobson will remain liable for such payments.

Modification and Waiver

Modifications and amendments of the indenture may be made by Dobson and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes. However, no such modification or amendment may, without the consent of each holder affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of interest on, any Notes,

(2) reduce the principal amount of, premium, if any, or interest on, any Notes,

(3) change the place or currency of payment of principal of premium, if any, or interest on, any Notes,

(4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any Notes,

(5) change the optional redemption dates or optional redemption prices of the notes from that stated under the caption "— Optional Redemption,"

(6) amend, change or modify the obligation of Dobson to make and consummate an Asset Sale Offer under the caption "— Repurchase at Option of Holders — Asset Sales" after the obligation to make such Asset Sale Offer has arisen or the obligation of Dobson to make and consummate an Offer to Purchase under the caption "— Repurchase at Option of Holders — Change of Control" covenant after a Change of Control Triggering Event has occurred, including, in each case, amending, changing or modifying any definition relating thereto in any material respect,

(7) reduce the above-stated percentage of outstanding Notes the consent of whose holders is necessary to modify or amend the indenture,

(8) waive a default in the payment of principal of, premium, if any, or interest or Additional Interest on, the Notes, or

(9) reduce the percentage of aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

Notwithstanding the foregoing, without the consent of any holder of Notes, Dobson and the trustee will be permitted to amend or supplement the indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Dobson's obligations to holders of Notes in the case of a merger, consolidation or sale of all or substantially all the assets of Dobson in compliance with the indenture;

(4) to make any other change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the indenture of any holder; or

(5) to evidence and provide for the acceptance of appointment by a successor trustee;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

(7) to comply with the covenant described under "Issuance of Guarantees by Restricted Subsidiaries;" or

(8) to provide for the issuance of Additional Notes in accordance with the indenture.

No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees

The indenture will provide that no recourse for the payment of the principal of, premium, if any, or interest or Additional Interest on, any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Dobson contained in the indenture or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator or past, present or future stockholder, officer, director, employee or controlling person of Dobson. Each holder, by accepting such Note, waives and releases all such liability.

Concerning the Trustee

The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will exercise those rights and powers vested in it under such indenture and use the same degree of care and skill in its exercise of such rights and powers as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture, contain limitations on the rights of the trustee thereunder, should it become a creditor of Dobson, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engaged in other transactions. However, if the trustee acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the indenture. Reference is made to the indenture for the full definitions of all such terms as well as any other capitalized terms used herein for which no definition is provided.

"*Acquired Indebtedness*" means Indebtedness of a Person existing at the time such person becomes a Restricted Subsidiary or merges with or into Dobson or which is assumed in connection with an Asset Acquisition by a Restricted Subsidiary or by Dobson and not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition. The term "Acquired Indebtedness" does not include Indebtedness of a Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or merges with or into Dobson or such Asset Acquisition.

"*Additional Interest*" has the meaning set forth in the registration rights agreement.

"*Adjusted Consolidated Net Income*" means, for any period, the aggregate consolidated net income (or loss) of Dobson and its Restricted Subsidiaries for such period determined in conformity with GAAP; *provided* that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(1) the net income of any Person other than net income attributable to a Restricted Subsidiary in which any Person other than Dobson or any of its Restricted Subsidiaries has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to Dobson or any of its Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period;

(2) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the first paragraph of the "Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (1) above), the net income or loss of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Dobson or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Dobson or any of its Restricted Subsidiaries;

(3) except in the case of any restriction or encumbrance permitted under the "Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any gains or losses on an after-tax basis attributable to Asset Dispositions; and

(5) all extraordinary gains and extraordinary losses, net of tax.

"*Adjusted Consolidated Net Tangible Assets*" means the total amount of assets of Dobson and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom

(1) all current liabilities of Dobson and its Restricted Subsidiaries (excluding intercompany items) and

(2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (other than FCC license acquisition costs), all as set forth on the most recent quarterly or annual consolidated balance sheet of Dobson and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant.

"*Affiliate*" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"*Asset Acquisition*" means:

• an Investment by Dobson or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Dobson or any of its Restricted Subsidiaries but only if such Person's primary business is related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such Investment, or

• an acquisition by Dobson or any of its Restricted Subsidiaries of the property and assets of any Person other than Dobson or any of its Restricted Subsidiaries that constitute all or substantially all of a division, operating unit or line of business of such Person but only if the property and assets acquired are related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such acquisition.

"*Asset Disposition*" means the sale or other disposition by Dobson or any of its Restricted Subsidiaries other than to Dobson or another Restricted Subsidiary of

• all or substantially all of the Capital Stock of any Restricted Subsidiary, or

• all or substantially all of the assets that constitute a division, operating unit or line of business of Dobson or any of its Restricted Subsidiaries.

"*Asset Sale*" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Dobson or any of its Restricted Subsidiaries to any Person other than Dobson or any of its Restricted Subsidiaries of

(a) all or any of the Capital Stock of any Restricted Subsidiary,

(b) all or substantially all of the property and assets of a division, operating unit or line of business of Dobson or any of its Restricted Subsidiaries, or

(c) any other property and assets of Dobson or any of its Restricted Subsidiaries outside the ordinary course of business of Dobson or such Restricted Subsidiary and, in each case, that is not governed by the provisions described under "Consolidation, Merger and Sale of Assets".

The term "*Asset Sale*" shall not include

(1) (a) any single transaction or (b) series of related transactions that involves assets having a Fair Market Value of less than $10.0 million; *provided* that the aggregate Fair Market Value of assets involved in all transactions consummated from and after the Issue Date under clause (a) or (b) does not exceed $50.0 million,

(2) sales, transfers or other dispositions of assets, including Capital Stock of Restricted Subsidiaries, for consideration at least equal to the Fair Market Value of the assets sold or disposed of, but only if the consideration received consists of Capital Stock of a Person that becomes a Restricted Subsidiary engaged in, or property or assets (other than cash, except to extent used as a bona fide means of equalizing the value of the property or assets involved in the swap transaction) of a nature or type or that are used in, a Permitted Business on the date of such sale or other disposition (including, but not limited to, territory or market swaps with other Persons engaging in a Permitted Business),

(3) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the "Restricted Payments" covenant;

(4) sales, transfers or other dispositions of assets, including issuances of Capital Stock, between or among Dobson and/or its Restricted Subsidiaries;

(5) the sale or other disposition of cash or Cash Equivalents, or

(6) the sale or other disposition (including sale and leaseback transactions) of Existing Tower Assets.

"*Attributable Debt*" in respect of a sale and leaseback transaction means, at the time of determination, the present value, discounted at the rate of interest implicit in the transaction, determined in accordance with GAAP, of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which the lease has been extended or may, at the option of the lessor, be extended.

"*Average Life*" means, at any date of determination with respect to any debt security, the quotient obtained by dividing

(1) the sum of the products of

- the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and

- the amount of such principal payment by

(2) by the sum of all such principal payments.

"*Board of Directors*" means:

(1) with respect to a corporation, the Board of Directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

"*Capital Stock*" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, including, without limitation, all Common Stock and Preferred Shares.

"*Capitalized Lease*" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

"*Capitalized Lease Obligations*" means the discounted present value of the rental obligations under a Capitalized Lease.

"*Cash Equivalents*" means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, having maturities of not more than one year from the date of acquisition,

(2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million or the foreign currency equivalent thereof and has outstanding debt which is rated "A" or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization as defined in Rule 436 under the Securities Act or any money-market fund sponsored by a registered broker dealer or mutual fund distributor,

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

(4) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation other than an Affiliate of Dobson organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" or higher according to Moody's or "A-1" or higher according to S&P, and

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" or such similar equivalent or higher rating by S&P or Moody's.

"*Change of Control*" means:

(1) any "person" or "group", within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, other than the Controlling Stockholder, becomes the ultimate "beneficial owner", as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the Voting Stock of Dobson on a fully diluted basis;

(2) individuals who on the Issue Date constituted the Board of Directors, together with any new directors whose election by the Board of Directors or whose nomination for election by Dobson's

stockholders was approved by a vote of at least a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Issue Date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the Board of Directors then in office;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson and its Restricted Subsidiaries, taken as a whole, to any Person other than a Wholly Owned Restricted Subsidiary or the Controlling Stockholder or any Affiliate thereof; or

(4) the adoption of a plan of liquidation or dissolution of Dobson.

"*Change of Control Triggering Event*" means the occurrence of both a Change of Control and a Ratings Decline with respect to the Notes.

"*Commission*" means the Securities and Exchange Commission.

"*Common Stock*" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's equity, other than Preferred Shares of such Person, whether now outstanding or issued after the Issue Date, including without limitation, all series and classes of such Common Stock.

"*Consolidated EBITDA*" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income

- Consolidated Interest Expense,

- income taxes, other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets,

- depreciation expense,

- amortization expense, and

- all other non-cash items reducing Adjusted Consolidated Net Income other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Dobson and its Restricted Subsidiaries in conformity with GAAP;

provided that if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced to the extent not otherwise reduced in accordance with GAAP by an amount equal to the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by the percentage ownership interest in the net income of such Restricted Subsidiary not owned on the last day of such period by Dobson or any of its Restricted Subsidiaries.

"*Consolidated Interest Expense*" means, for any period, the aggregate amount of interest in respect of Indebtedness including, without limitation,

(1) amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting;

(2) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; and

(3) the net costs associated with Interest Rate Agreements and the interest expense in respect of Indebtedness that is Guaranteed or secured by Dobson or any of its Restricted Subsidiaries and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Dobson and its Restricted Subsidiaries during such period; excluding, however, any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is

excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof).

"*Consolidated Leverage Ratio*" means, on any Transaction Date, the ratio of

- the aggregate amount of Indebtedness of Dobson and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date, to

- the product of (A) the aggregate amount of Consolidated EBITDA of Dobson and its Restricted Subsidiaries for the then most recent two fiscal quarters for which consolidated financial statements of Dobson have been filed with the Commission and (B) two (such two fiscal quarter period being the "Two Quarter Period"),

In determining the Consolidated Leverage Ratio, pro forma effect shall be given to:

- any Indebtedness that is to be incurred or repaid on the Transaction Date as if such incurrence or repayment had occurred on the first day of such Two Quarter Period;

- Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during the period beginning on the first day of the Two Quarter Period and ending on the Transaction Date (the *"Reference Period"*) as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

- Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Dobson or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period.

To the extent that pro forma effect is given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the two full fiscal quarters immediately preceding the Transaction Date of the Person, or division, operating unit or line of business of the Person, that is acquired or disposed of for which financial information is available.

"*Controlling Stockholder*" means Everett R. Dobson and his Affiliates.

"*Credit Agreement*" means one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, or one or more indentures or similar agreements (including each of the indentures governing the DCS Notes) including any related bonds, notes, debentures, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as such agreement, other agreements, instruments or documents may be amended, modified, supplemented, extended, renewed or refinanced (including by means of sales of debt securities to institutional investors) from time to time, including without limitation, increases or decreases from time to time in the amounts available for borrowings thereunder.

"*Currency Agreement*" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"*DCS Notes*" means the First Lien Floating Rate Notes due 2011, the First Lien 8.375% Secured Notes due 2011 and the Second Lien 9.875% Secured Notes due 2012 of Dobson Cellular Systems, Inc.

"*Disqualified Stock*" means any class or series of Capital Stock of any Person that by its terms or otherwise is

(1) required to be redeemed prior to the final Stated Maturity of the Notes,

(2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the final Stated Maturity of the Notes, or

(3) convertible into or exchangeable for Capital Stock referred to in (1) or (2) above or Indebtedness having a scheduled maturity prior to the final Stated Maturity of the Notes.

Any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of a "change of control" occurring prior to the final Stated Maturity of the Notes shall not constitute Disqualified Stock if the "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Change of Control" covenant and such Capital Stock specifically provides that Dobson of such Capital Stock will not repurchase or redeem any such Capital Stock pursuant to such provision prior to Dobson's repurchase of such Notes as are required to be repurchased pursuant to the "Change of Control" covenant; *provided* that in no event shall the Senior Preferred Stock be deemed to be Disqualified Stock for any purpose of the indenture.

"*Equipment Lease and Switch Sharing Agreements*" means the three Equipment Lease Agreements and the three Switch Sharing Agreements between Dobson Operating Co., LLC and American Cellular Corporation, and the one Equipment Lease Agreement between Sygnet Communications, Inc. and American Cellular Corporation, all dated as of January 1, 2003, which provide for the leasing or sharing of certain telecommunications equipment between the parties thereto, including any amendments or modifications thereto; *provided, however,* that such amendments or modifications may not adversely affect Dobson and its Restricted Subsidiaries when compared with the provisions in place immediately prior to the time of such amendment.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, or any successor statute.

"*Existing Tower Assets*" means any telecommunications towers (including any equipment, real property interests and fixtures which are appurtenant and integral to such towers) (i) owned by Dobson or any of its Restricted Subsidiaries on the Issue Date, and (ii) acquired by Dobson or any of its Restricted Subsidiaries at any time prior to November 8, 2005.

"*Fair Market Value*" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

"*FCC*" means the Federal Communications Commission.

"*GAAP*" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis.

"*Guarantee*" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person

- to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness or other obligation of such other Person, whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise, or

- entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part.

The term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"*Holder*" means a Person in whose name a note is registered in the security register.

"*incur*" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "incurrence" of Indebtedness by reason of a Person becoming a Restricted Subsidiary.

"*Indebtedness*" means, with respect to any Person at any date of determination, without duplication,

    (1) all indebtedness of such Person for borrowed money,

    (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

    (3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6), (7) or (8) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement),

    (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,

    (5) all obligations of such Person as lessee under Capitalized Leases,

    (6) all indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; but only to the extent of the lesser of

        (a) the Fair Market Value of such asset at such date of determination, and

        (b) the amount of such Indebtedness,

    (7) all indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person,

    (8) the maximum fixed redemption or repurchase price of Disqualified Stock (or, in the case of any Restricted Subsidiary, of Preferred Shares) of such Person, and, solely for purposes of clause (2) under the second paragraph of the covenant described under "Covenants — Incurrence of Indebtedness" and clause (C) under the second paragraph of the covenant described under "Covenants — Restricted Payments," the Senior Preferred Stock, in each case, outstanding at the time of determination and

    (9) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, *provided*

- the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, and

- money borrowed at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall be deemed not to be "Indebtedness."

"*Interest Rate Agreement*" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

"*Investment*" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Dobson or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include

- the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, and

- the Fair Market Value of the Capital Stock or any other Investment held by Dobson or any of its Restricted Subsidiaries, of or in any Person that has ceased to be a Restricted Subsidiary other than as a result of being designated as an Unrestricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) of the "Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant.

For purposes of the definition of "Unrestricted Subsidiary" and the "Restricted Payments" covenant described below,

(1) "Investment" shall include the Fair Market Value of the assets (net of liabilities (other than liabilities to Dobson or any of its Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary,

(2) the Fair Market Value of the assets (net of liabilities (other than liabilities to Dobson or any of its Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and

(3) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

"*Investment Grade Rating*" means a rating equal to or higher than Baa3 by Moody's and BBB- by S&P.

"*Issue Date*" means September 13, 2005.

"*Lien*" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

"*Management Agreement*" means the Amended and Restated Management Agreement between Dobson Cellular Systems, Inc. and ACC Acquisition LLC, dated as of February 25, 2000, as amended, as in effect on the Issue Date.

"*Moody's*" means Moody's Investors Service, Inc. and its successors.

"*Net Cash Proceeds*" means,

(1) with respect to any Asset Sale or the sale of any Existing Tower Assets, the proceeds of such Asset Sale or such sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed

or sold with recourse to Dobson or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of

(a) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale or such sale,

(b) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale or such sale without regard to the consolidated results of operations of Dobson and its Restricted Subsidiaries, taken as a whole,

(c) payments made to repay Indebtedness or any other obligation (owing to a Person other than Dobson or any Subsidiary of Dobson) outstanding at the time of such Asset Sale or such sale that either

- is secured by a Lien on the property or assets sold, or

- is required to be paid as a result of such Asset Sale or such sale, and

(d) appropriate amounts to be provided by Dobson or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale or such sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale or such sale, all as determined in conformity with GAAP, and

(2) with respect to any issuance or sale of Capital Stock or the incurrence of any Indebtedness, the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations to the extent corresponding to the principal, but not interest, component thereof when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to Dobson or any Restricted Subsidiary of Dobson) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"*officers' certificate*" means a certificate signed on behalf of Dobson by two officers, at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of Dobson and delivered to the trustee.

"*Permitted Business*" means (i) the delivery or distribution of telecommunications, voice, data, internet or video services, (ii) any business or activity reasonably related or ancillary thereto, including, without limitation, any business conducted by Dobson or any Restricted Subsidiary on the Issue Date and the acquisition, holding or exploitation or any license relating to the delivery of the services described in clause (i) of this definition.

"*Permitted Investment*" means

(1) an Investment in Dobson or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Dobson or a Restricted Subsidiary; but only if such Person's primary business is related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such Investment;

(2) Cash Equivalents;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4) stock, obligations or securities received in satisfaction of judgments or pursuant to any court supervised plan of reorganization or similar proceeding;

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(5) non-cash consideration acquired in any Asset Sale effected in accordance with the "Asset Sales" covenant; and

(6) any acquisition of assets used, or Capital Stock of a Person primarily engaged, in a business related, ancillary or complementary to the business of Dobson and its Restricted Subsidiaries to the extent acquired in exchange for Capital Stock (other than Disqualified Stock) of Dobson.

"*Permitted Liens*" means

(1) Liens on Dobson's assets or on the assets of any of its Restricted Subsidiaries to secure (x) Indebtedness under Credit Agreements or (y) other Indebtedness, *provided* that the principal amount of such Indebtedness secured by Liens incurred pursuant to this clause (y) shall not exceed $150.0 million at any time outstanding;

(2) Liens to secure Indebtedness permitted under clause (9) of the second paragraph of the "Incurrence of Indebtedness" covenant;

(3) Liens on property of a Person existing at the time such Person is merged into or consolidated with us or any of our Restricted Subsidiaries; *provided, however,* that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or our Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of that property by us or any of our Restricted Subsidiaries; *provided, however,* that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or our Restricted Subsidiary;

(5) Liens existing on the Issue Date;

(6) Liens in favor of Dobson or any of its Restricted Subsidiaries;

(7) any interest or title of a lessor in the property subject to any Capitalized Lease;

(8) Liens incurred in the ordinary course of our business or of any of our Restricted Subsidiaries with respect to obligations that do not exceed, in the aggregate at any one time outstanding, more than 10% of our and our Restricted Subsidiaries' total consolidated assets;

(9) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business, including, without limitation, landlord Liens on leased properties;

(10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted, *provided* that any reserve or other appropriate provision as will be required to conform with GAAP will have been made for that reserve or provision;

(11) carriers', warehousemen's, mechanics', landlords' materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted; *provided, however,* that any reserve or other appropriate provision as will be required to conform with GAAP will have been made for that reserve or provision;

(12) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in any case materially detract from the value of the property subject to the Lien or do not interfere with or adversely affect in any material respect the ordinary conduct of our business and the business of our Restricted Subsidiaries taken as a whole;

(13) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business;

(14) leases or subleases granted to third Persons not interfering with our ordinary course of business or of the business of any of our Restricted Subsidiaries;

(15) Liens, other than any Lien imposed by ERISA or any rule or regulation promulgated under ERISA, incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, and other types of social security;

(16) deposits made in the ordinary course of business to secure liability to insurance carriers;

(17) any attachment or judgment Lien in respect of a judgment not constituting an Event of Default under clause (6) of the "Events of Default";

(18) any interest or title of a lessor or sublessor under any operating lease, conditional sale, title retention, consignment or similar arrangements entered into in the ordinary course of business;

(19) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

(20) bankers' liens in respect of deposit accounts;

(21) Liens imposed by law incurred by us or our Restricted Subsidiaries in the ordinary course of business; and

(22) Liens to secured Attributable Debt in connection with sale and leaseback transactions.

"*Permitted Refinancing Indebtedness*" means any Indebtedness of Dobson or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Dobson or any of its Restricted Subsidiaries (other than intercompany Indebtedness); *provided* that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value or liquidation preference, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends, if applicable, on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final Stated Maturity not earlier than the Stated Maturity of, and has an Average Life equal to or greater than the Average Life of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a Stated Maturity not earlier than the final Stated Maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; *provided, however,* that if the Indebtedness being extended, refinanced, renewed, replaced or refunded is Senior Preferred Stock, such Permitted Refinancing Indebtedness (a) has a final Stated Maturity not earlier than the final Stated Maturity of the Notes and an Average Life not less than the remaining Average Life of the Notes and (b) none of such Permitted Refinancing Indebtedness may rank on a parity with or senior to the Notes; and

(4) such Indebtedness is incurred either by Dobson or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"*Person*" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

"*Preferred Shares*" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference equity, whether now outstanding or issued after the Issue Date, including, without limitation, the Senior Preferred Stock and all other series and classes of such preferred stock or preference stock.

"*Rating Agency*" means each of S&P and Moody's or, if either of S&P and Moody's shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Dobson (as evidenced by a resolution of the Board of Directors of Dobson), which shall be substituted for any of S&P or Moody's, as the case may be.

"*Rating Date*" means the date which is 90 days prior to the earlier of:

(a) a Change of Control, and

(b) public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control.

"*Rating Decline*" means the occurrence of the following on, or within 90 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies):

(a) in the event the Notes are assigned an Investment Grade Rating by both Rating Agencies on the Rating Date, the rating of the Notes by one of the Rating Agencies shall be below an Investment Grade Rating; or

(b) in the event the Notes are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the Notes by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

"*Replacement Assets*" means:

(1) capital expenditures or other non-current assets of a nature or type that are used in a Permitted Business; or

(2) substantially all the assets of a Permitted Business or a majority of the Voting Power of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

"*Restricted Subsidiary*" means any Subsidiary of Dobson other than an Unrestricted Subsidiary.

"*Senior Preferred Stock*" means each of Dobson's series of 13% Senior Exchangeable Preferred Stock due 2009, 12.25% Senior Exchangeable Preferred Stock due 2008 and Series F Convertible Preferred Stock.

"*Significant Subsidiary*" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries that are Restricted Subsidiaries,

- for the most recent fiscal year of Dobson, accounted for more than 10% of the consolidated revenues of Dobson and its Restricted Subsidiaries or

- as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Dobson and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Dobson for such fiscal year.

"*S&P*" means Standard & Poor's Ratings Services and its successors.

"*Stated Maturity*" means,

- with respect to any Indebtedness, the date specified in such Indebtedness as the fixed date on which the final installment of principal of such Indebtedness is due and payable or the fixed date on which such Indebtedness is mandatorily redeemable, and

- with respect to any scheduled installment of principal of or interest or dividends, as applicable, on any Indebtedness, the date specified in such Indebtedness as the fixed date on which such installment is due and payable.

"*Subsidiary*" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

"*Trade Payables*" means accounts payable to vendors in the ordinary course of business.

"*Transaction Date*" means, with respect to the incurrence of any Indebtedness by Dobson or any of its Restricted Subsidiaries, the date such Indebtedness is to be incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

"*Unrestricted Subsidiary*" means DCC PCS, Inc., American Cellular Corporation, Dobson JV Company, Wireless Investments, Inc. and their respective Subsidiaries, or any other Subsidiary of Dobson that at any time of determination after the Issue Date shall be designated an Unrestricted Subsidiary by Dobson's Board of Directors in the manner provided below and any Subsidiary of an Unrestricted Subsidiary. Dobson's Board of Directors may designate any Restricted Subsidiary including any newly acquired or newly formed Subsidiary of Dobson to be an Unrestricted Subsidiary unless, immediately after such designation, such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Dobson or any Restricted Subsidiary; on the condition that

(1) any Guarantee by Dobson or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "incurrence" of such Indebtedness and an "Investment" by Dobson or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

(2) either the Subsidiary to be so designated has total assets of $1,000 or less or if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Restricted Payments" covenant described below; and

(3) if applicable, the incurrence of Indebtedness and the Investment referred to in clause (1) of this proviso would be permitted under the "Incurrence of Indebtedness" and "Restricted Payments" covenants described below.

Dobson's Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, on the condition that immediately after giving effect to such designation

- all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture, and

- no Default or Event of Default shall have occurred and be continuing, or shall occur upon such redesignation.

Any such designation by Dobson's Board of Directors shall be evidenced to the trustee by promptly providing the trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

"*Voting Power*" means with the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily have voting power for the election of directors of such Person.

"*Voting Stock*" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

"*Wholly Owned*" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Book-Entry, Delivery and Form

We are offering the exchange Notes in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. We will issue global notes in denominations that together equal the total principal amount of the original notes issued in the original offer.

The notes require that payment with respect to the global notes be made by wire transfer of immediately available funds to the accounts specified by the holders of the notes. If no account is specified, we may choose to make payment at the office of the trustee or by mailing a check to the holder's registered address.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the *"Participants"*) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collective, the *"Indirect Participants"*). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest in, and transfers of ownership interests in, each security held by or an behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

- upon deposit of the global notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the global notes; and

- ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

If you are a Participant in DTC's system, you may hold your interest therein directly through DTC. If you are not a Participant in DTC, you may hold you interest therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. After the 40th day following the closing of the private offering of the original notes, holders may also hold interests in the Regulation S global notes through Participants in the DTC System other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S global notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank,

N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the Notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

- any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the global notes; or

- any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions Form DTC or its nominee for all purposes.

Subject to the transfer restrictions applicable to the original notes, transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the original notes, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear and Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.

Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear and Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the global notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes and the Regulation S global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive Notes in registered certificated form (*"Certificated Notes"*) if:

- DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

- we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

- there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a global note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend relating to the original notes, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes with applicable transfer restrictions, such as the original notes, may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to those Notes.

Same Day Settlement and Payment

We will make payments in respect of the Notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal, interest and premium, if any, and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The original notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale. In addition, until such date all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. Any broker-dealer that resells notes that were received by it for its own account in the exchange offer and any broker-dealer that participates in a distribution of those notes may be deemed to be an "underwriter" within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of one year after the date of this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable. Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of original notes who did not exchange their original notes for exchange notes in the exchange offer on terms which may differ from those contained in the prospectus and the enclosed letter of transmittal. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any additional exchange offers. These additional exchange offers may take place from time to time until all outstanding original notes have been exchanged for exchange notes, subject to the terms and conditions in the prospectus and letter of transmittal distributed by us in connection with these additional exchange offers.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions ("Similar Laws") that are similar to such provisions of ERISA or the Code, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan"), and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

A fiduciary should determine whether the acquisition and/or holding of notes is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. We may be a party in interest or disqualified person if we, or our affiliates, are a service provider to a plan. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we, the initial purchasers or the subsidiary guarantors are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any Similar Laws.

Representation

Accordingly, by acceptance of an original note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering holding the original notes or exchange notes or exchanging the original notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to holding the original notes or exchange notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences of (i) the exchange of original notes for exchange notes pursuant to the exchange offer and (ii) the ownership and disposition of the exchange notes. This summary is based on the Internal Revenue Code of 1986, as amended (which we refer to in this prospectus as the "Code"), the Treasury regulations under the Code (which we refer to in this prospectus as the "Treasury Regulations"), and administrative and judicial interpretations of the Code, as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis. This summary is for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to an investor in light of his, her or its personal circumstances.

This discussion generally is limited to the U.S. federal income tax consequences to investors who are beneficial owners of the original notes and who hold the original notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, financial institutions, insurance companies, persons who hold the notes as part of a "straddle," a "conversion transaction" or other integrated transaction, have a "functional currency" other than the U.S. dollar, trade in securities and elect to use a mark-to-market method of accounting for their securities holdings, are liable for alternative minimum tax, certain expatriates or former long-term residents of the United States, or are investors in pass-through entities that hold the notes. If a partnership holds the original notes or exchange notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the original note or exchange notes, you should consult your tax advisors. In addition, this discussion is generally limited to the tax consequences to initial holders that purchased the original notes at their original issuance at the "issue price," and does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or, except to a limited extent, any possible applicability of U.S. federal gift or estate tax.

We have not sought any rulings from the Internal Revenue Service (which we refer to in this prospectus as the "IRS"), nor an opinion of counsel with respect to the U.S. federal income tax consequences discussed below. The discussion below is not binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not take, or that a court will not sustain, a position concerning the tax consequences of the exchange offer or the ownership or disposition of the exchange notes different from that discussed below.

Persons considering the exchange offer and the subsequent ownership or disposition of exchange notes should consult their own tax advisors concerning the application of U.S. federal income tax laws, as well as the law of any state, local or foreign taxing jurisdiction, to their particular situations.

As used in this summary, the term "United States Holder" means any beneficial owner of exchange notes who is:

- a citizen or resident of the United States for U.S. federal income tax purposes (including an alien resident who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code);

- a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.

A "Non-United States Holder" is any beneficial owner of notes that is an individual, corporation, estate or trust and is not a United States Holder and who is not, by reason of being either a United States expatriate or a former long-term resident, taxable under section 877 of the Code.

The Exchange Offer

The exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable exchange because the exchange notes will not differ materially in kind or extent from the original notes. As a result:

- a holder will not recognize taxable gain or loss solely by reason of the receipt of exchange notes in exchange for original notes;

- the holding period in the exchange notes will include the holder's holding period in the original notes; and

- the basis in the exchange notes will equal the holder's basis in the original notes.

United States Holders

Stated Interest. Interest received on the exchange notes by a United States Holder will generally be taxable as ordinary interest income. A United States Holder generally must pay U.S. federal income tax with respect to the interest on the exchange notes: (i) when it accrues, if the holder uses the accrual method of accounting for U.S. federal income tax purposes; or (ii) when the holder receives or is treated as receiving it, if the holder uses the cash method of accounting for U.S. federal income tax purposes.

Sale or Other Disposition of the Notes. A United States Holder will recognize taxable gain or loss on the sale, exchange, redemption, repurchase, retirement or other taxable disposition of an exchange note. The amount of a United States Holder's gain or loss equals the difference between the amount received for the exchange note (in cash or other property, valued at fair market value), minus the amount attributable to accrued interest on the exchange note (which will be taxable as interest income if not previously included in gross income), and the holder's adjusted tax basis in the exchange note. A United States Holder's initial tax basis in a exchange note equals the price paid for the note. Special rules may apply to exchange notes redeemed in part.

Any such gain or loss on a taxable disposition of a exchange note as described in the foregoing paragraph will generally constitute capital gain or loss and will be long-term capital gain or loss if such exchange note was held by the United States Holder for more than one year. Under current law, net long-term capital gains of non-corporate holders generally are taxed at a maximum rate of 15%. Capital gain of a non-corporate holder that is not long-term capital gain will be taxed at ordinary income tax rates. The deduction of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. A United States Holder will generally be subject to information reporting and may also be subject to backup withholding tax, currently at a rate of 28%, when such holder receives interest payments on the exchange note or proceeds upon the sale or other disposition of an exchange note. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. In addition, the backup withholding tax will not apply to a United States Holder if such holder provides his taxpayer identification number ("TIN") in the prescribed manner unless:

- the IRS notifies us or our agent that the TIN the holder provides is incorrect;

- the holder fails to report interest and dividend payments that the holder receives on his tax return and the IRS notifies us or our agent that withholding is required; or

- the holder fails to certify under penalties of perjury that (i) the holder provided to us his correct TIN, (ii) the holder is not subject to backup withholding, and (iii) the holder is a U.S. person (including a U.S. resident alien).

Backup withholding is not an additional tax. If the backup withholding tax does apply to a particular United States Holder, such holder may use the amounts withheld as a refund or credit against his U.S. federal income tax liability as long as the holder provides certain information to the IRS in a timely manner.

Non-United States Holders

This section applies to Non-United States Holders.

For purposes of the discussion below, interest and gain on the sale, exchange, redemption or repayment of exchange notes will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the Non-United States Holder's conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest. Subject to the discussion below regarding backup withholding, interest paid on the exchange notes to a Non-United States Holder generally will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest on the exchange notes will qualify as portfolio interest if the Non-United States Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of the issuer's stock entitled to vote, (ii) is not a controlled foreign corporation with respect to which the issuer is a "related person" within the meaning of the Code, (iii) is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business and (iv) certifies, under penalties of perjury on a Form W-8BEN (or such successor form as the IRS designates), prior to the payment that such holder is not a United States person and provides such holder's name and address or a financial institution holding the exchange note on behalf of the holder certifies, under penalty of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net basis at regular, graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-United States Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax equal to 30% (or lesser amount under an applicable income tax treaty) of such amount, subject to adjustments. To claim the benefits of a treaty exemption from or reduction in withholding, a Non-United States Holder must provide a properly executed Form W-8BEN (or such successor form as the IRS designates), and to claim an exemption from withholding because income is U.S. trade or business income, a Non-United States Holder must provide a properly executed Form W-8ECI (or such successor form as the IRS designates), as applicable prior to the payment of interest. These forms must be periodically updated. A Non-United States Holder who is claiming the benefits of a treaty may be required in certain instances to obtain and to provide a U.S. TIN on a Form W-8BEN. As an alternative to providing a Form W-8BEN, in certain circumstances, a Non-United States Holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under applicable Treasury Regulations, special procedures are provided for payments through qualified intermediaries or certain financial institutions that hold customers' securities in the ordinary course of their trade or business.

Gain on Disposition. Subject to the discussion below concerning backup withholding, a Non-United States Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption or repayment of an exchange note (other than any amount representing accrued but unpaid interest, which will be treated as such) unless (i) the gain is U.S. trade or business income in which case the branch profits tax may also apply to a corporate Non-United States Holder or (ii) the Non-United States Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met. Special rules may apply to exchange notes redeemed in part.

Federal Estate Taxes. Exchange notes held (or treated as held) by an individual who is a Non-United States Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the interest on such exchange notes would have been exempt as portfolio interest if received by the Non-United States Holder at the time of his or her death without regard to whether the Non-United States Holder has completed Form W-8BEN and further provided that income on the exchange notes was not U.S. trade or business income. Because U.S. federal tax law uses different tests to determine whether an individual is a nonresident alien for income tax and estate tax purposes, some individuals may be "Non-U.S. Holders" for purposes of the U.S. federal income tax discussion above, but not for purposes of the U.S. federal estate tax discussion, and vice versa.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each Non-United States Holder any interest that is paid to the Non-United States Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-United States Holder resides.

Treasury Regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification that the Non-United States Holder is not a U.S. person, as described above, has been received or an exemption has otherwise been established; provided that neither we nor our payment agent has actual knowledge, or reason to know, that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. The payment of the gross proceeds from the sale, exchange, redemption or repayment of exchange notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange, redemption or repayment of exchange notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "United States Related Person").

In the case of the gross payment of proceeds from the sale, exchange, redemption or repayment of exchange notes to or through a non-United States office of a broker that is either a United States person or a United States Related Person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-United States Holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder may be refunded or credited against the Non-United States Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE EXCHANGE OFFER AND THE HOLDING AND DISPOSING OF EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

LEGAL MATTERS

Certain legal matters with respect to the validity of the notes offered hereby are being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for identifiable intangible assets.

WHERE YOU CAN FIND MORE INFORMATION

We file with the Commission annual, quarterly and special reports and other information required by the Exchange Act. You may read and copy any document we file at the Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available from the Commission's web site at: *http://www.sec.gov*.

You may also obtain a copy of any of our filings with the Commission without charge by written or oral request directed to Dobson Communications Corporation, Attention: J. Warren Henry, Investor Relations, 14201 Wireless Way, Oklahoma City, Oklahoma 73134; (405) 529-8500.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(Unaudited)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 191,782,347	$ 139,884,107
Marketable securities	—	39,000,000
Restricted cash (Note 7)	294,000,000	—
Accounts receivable	137,642,069	99,941,071
Inventory	13,290,212	15,610,745
Prepaid expenses	16,307,556	8,509,486
Deferred tax assets	13,257,000	9,202,000
Total current assets	666,279,184	312,147,409
PROPERTY, PLANT AND EQUIPMENT, net (Note 6)	495,475,552	533,744,179
OTHER ASSETS:		
Restricted investments	4,481,681	10,349,626
Wireless license acquisition costs	1,798,390,370	1,786,610,363
Goodwill	621,317,578	620,031,217
Deferred financing costs, net	45,070,810	43,025,883
Customer list, net	69,480,583	87,693,583
Assets held for sale	2,239,577	—
Other non-current assets	4,566,179	4,149,608
Total other assets	2,545,546,778	2,551,860,280
Total assets	$ 3,707,301,514	$ 3,397,751,868
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 97,529,887	$ 80,085,348
Accrued expenses	31,492,726	31,438,255
Accrued interest payable	69,671,524	74,471,790
Deferred revenue and customer deposits	29,436,302	28,881,603
Accrued dividends payable	10,990,655	19,404,780
Debt called for prepayment (Note 7)	297,862,832	—
Current portion of obligations under capital leases	—	305,449
Total current liabilities	536,983,926	234,587,225
OTHER LIABILITIES:		
Notes payable (Note 7)	2,459,219,462	2,456,137,897
Deferred tax liabilities	280,743,204	283,744,665
Mandatorily redeemable preferred stock, net (Note 8)	71,208,691	236,094,326
Minority interest	6,240,752	5,422,043
Deferred gain on disposition of operating assets and other non-current liabilities	59,995,347	4,161,627
COMMITMENTS (Note 10)		
SERIES F CONVERTIBLE PREFERRED STOCK (Note 8)	135,319,599	122,535,599
STOCKHOLDERS' EQUITY:		
Class A common stock, $.001 par value, 325,000,000 shares authorized and 143,748,048 shares issued at September 30, 2005 and 120,081,762 shares issued at December 31, 2004	143,748	120,082
Convertible Class B common stock, $.001 par value, 70,000,000 shares authorized and 19,418,021 shares issued at September 30, 2005 and December 31, 2004	19,418	19,418
Convertible Class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued at September 30, 2005 and December 31, 2004	—	—
Convertible Class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued at September 30, 2005 and December 31, 2004	—	—
Paid-in capital	1,379,443,415	1,206,362,528
Accumulated deficit	(1,222,016,048)	(1,118,001,904)
Less Class A common shares held in treasury, at cost, of 5,622,599 at December 31, 2004	—	(33,431,638)
Total stockholders' equity	157,590,533	55,068,486
Total liabilities and stockholders' equity	$ 3,707,301,514	$ 3,397,751,868

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,	
	2005	**2004**
	(Unaudited)	
OPERATING REVENUE:		
Service revenue	$ 643,377,264	$ 569,728,005
Roaming revenue	195,009,354	154,902,068
Equipment and other revenue	46,856,933	33,923,131
Total operating revenue	885,243,551	758,553,204
OPERATING EXPENSES:		
Cost of service (exclusive of depreciation and amortization shown separately below)	219,214,521	185,457,094
Cost of equipment	96,776,864	81,646,761
Marketing and selling	105,484,407	95,763,467
General and administrative	144,843,610	131,725,257
Depreciation and amortization	151,011,437	141,538,872
Gain on disposition of operating assets	(2,370,772)	—
Total operating expenses	714,960,067	636,131,451
OPERATING INCOME	170,283,484	122,421,753
OTHER (EXPENSE) INCOME:		
Interest expense	(184,456,663)	(161,476,501)
Gain from extinguishment of debt (Note 7)	—	5,738,861
(Loss) gain on redemption and repurchases of mandatorily redeemable preferred stock	(66,383,027)	6,478,563
Dividends on mandatorily redeemable preferred stock (Note 8)	(21,391,020)	(25,197,274)
Other income, net	2,610,325	2,229,621
LOSS BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(99,336,901)	(49,804,977)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,822,681)	(3,514,163)
LOSS BEFORE INCOME TAXES	(106,159,582)	(53,319,140)
Income tax benefit	9,442,497	13,139,384
LOSS FROM CONTINUING OPERATIONS	(96,717,085)	(40,179,756)
DISCONTINUED OPERATIONS: (Note 4)		
Income from discontinued operations, net of income tax expense of $271,327	—	442,692
NET LOSS	(96,717,085)	(39,737,064)
Dividends on preferred stock	(6,708,275)	(6,189,878)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	$(103,425,360)	$ (45,926,942)
BASIC AND DILUTED NET LOSS APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$ (0.75)	$ (0.34)
BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	138,173,375	133,763,531

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Nine Months Ended September 30, 2005

	Stockholders' Equity							
	Class A Common Stock		Class B Common Stock		Paid-in Capital	Accumulated Deficit	Treasury Stock, at Cost	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
					(Unaudited)			
DECEMBER 31, 2004	120,081,762	$120,082	19,418,021	$19,418	$1,206,362,528	$(1,118,001,904)	$(33,431,638)	$ 55,068,486
Net loss	—	—	—	—	—	(96,717,085)	—	(96,717,085)
Preferred stock dividends	—	—	—	—	—	(6,708,275)	—	(6,708,275)
Issuance of common stock	23,666,286	23,666	—	—	166,180,169	—	—	166,203,835
Issuance of treasury stock	—	—	—	—	6,900,718	(588,784)	33,431,638	39,743,572
SEPTEMBER 30, 2005	143,748,048	$143,748	19,418,021	$19,418	$1,379,443,415	$(1,222,016,048)	$ —	$157,590,533

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,	
	2005	2004
	(Unaudited)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Loss from continuing operations	$ (96,717,085)	$ (40,179,756)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities, net of effects of acquisitions —		
Depreciation and amortization	151,011,437	141,538,872
Amortization of bond discount and deferred financing costs	5,498,473	6,056,671
Deferred income taxes	(9,756,171)	(14,163,877)
Non-cash mandatorily redeemable preferred stock dividends	21,391,020	6,850,415
Loss (gain) on redemption and repurchases of mandatorily redeemable preferred stock	66,383,027	(6,478,563)
Gain on sale of assets	(30,111)	—
Gain on disposition of operating assets	(2,370,772)	—
Other operating activities	6,822,680	3,999,340
Changes in current assets and liabilities —		
Accounts receivable	(37,700,998)	2,324,961
Inventory	2,320,533	(3,844,398)
Prepaid expenses and other	(7,909,820)	(8,311,928)
Accounts payable	17,444,539	(25,064,230)
Accrued expenses	(3,612,562)	(23,138,638)
Deferred revenue and customer deposits	554,699	660,829
Net cash provided by operating activities	113,328,889	40,249,698
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(113,238,459)	(117,815,549)
Purchase of wireless licenses and properties	(16,486,012)	(29,969,630)
Proceeds from the sale of assets	81,567,573	—
Receipt of funds held in escrow for contingencies on sold assets	—	11,354,020
Cash received from exchange of assets	—	21,978,720
Purchases of marketable securities	—	(25,000,000)
Sales of marketable securities	39,000,000	81,700,000
Increase in restricted cash	(294,000,000)	—
Other investing activities	(1,466,564)	80,893
Net cash used in investing activities	(304,623,462)	(57,671,546)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from senior notes and long-term debt	300,000,000	40,000,000
Repayments and purchases of long-term debt	—	(83,890,000)
Preferred stock dividends paid	—	(3,676,068)
Distributions to minority interest holders	(6,003,971)	(4,112,668)
Redemption and repurchases of exchangeable preferred stock	—	(17,375,750)
Exchange offer financing costs	(52,673,941)	—
Deferred financing costs	(6,599,003)	(1,801,653)
Maturities of restricted investments	6,001,695	—
Other financing activities	2,468,033	230,156
Net cash provided by (used in) financing activities	243,192,813	(70,625,983)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,898,240	(88,047,831)
CASH AND CASH EQUIVALENTS, beginning of period	139,884,107	151,539,339
CASH AND CASH EQUIVALENTS, end of period	$ 191,782,347	$ 63,491,508
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for —		
Interest	$ 181,582,022	$ 172,324,712
Income taxes	$ 336,075	$ 1,940,971
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Stock dividend paid through the issuance of preferred stock	$ 8,577,492	$ —
Class A common stock issued in preferred stock exchange	$ 203,457,373	$ —
Net property and equipment disposed through exchange of assets	$ —	$ (11,793,362)
Net wireless license acquisition costs disposed through exchange of assets	$ —	$ (41,143,732)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The condensed consolidated balance sheet of Dobson Communications Corporation ("DCC") and subsidiaries (collectively with DCC, the "Company") as of September 30, 2005, the condensed consolidated statements of operations for the nine months ended September 30, 2005 and 2004, the condensed consolidated statement of stockholders' equity for the nine months ended September 30, 2005 and the condensed consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004 are unaudited. In the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented.

The condensed consolidated balance sheet at December 31, 2004 was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles, or GAAP. The financial statements presented herein should be read in connection with the Company's December 31, 2004 consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

1. Organization

The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Illinois, Kansas, Kentucky, Maryland, Michigan, Minnesota, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wisconsin.

The Company operates in one business segment pursuant to Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

2. Marketable Securities

The Company invests in certain marketable securities and classifies these securities as available-for-sale under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, if any, less applicable deferred income taxes, shown as a separate component of stockholders' equity.

The Company began classifying its investment in auction-rate securities as short-term marketable securities at December 31, 2004. Prior to this, the Company included these securities as cash and cash equivalents. Therefore, certain prior period amounts have been reclassified to conform to the current-year presentation. This change in classification has no effect on the amounts of total current assets, total assets, net loss or cash flow from operations of the Company.

At September 30, 2005, the Company had no marketable securities. At December 31, 2004, the Company's marketable securities consisted entirely of auction-rate securities totaling $39.0 million. At December 31, 2004, the carrying value and fair value of these securities were the same.

3. Stock-Based Compensation

The Company accounts for its stock option plans under APB Opinion 25, "Accounting for Stock Issued to Employees," under which no compensation expense is recognized. The following schedule shows the Company's net loss applicable to common stockholders and net loss applicable to common stockholders per common share for the nine months ended September 30, 2005 and September 30, 2004, had compensation expense been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation."

	Nine Months Ended September 30,	
	2005	2004
	($ in thousands, except for per share amounts)	
Net loss applicable to common stockholders:		
As reported	$(103,425)	$(45,927)
Pro forma stock-based compensation, net of tax	(3,391)	(5,371)
Pro forma	$(106,816)	$(51,298)
Basic and diluted net loss applicable to common stockholders per common share:		
As reported	$ (0.75)	$ (0.34)
Pro forma	$ (0.77)	$ (0.38)

4. Discontinued Operations

On February 17, 2004, the Company transferred its ownership in Maryland 2 rural service area, or RSA, wireless property in exchange for Cingular Wireless' ownership in Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company is the majority owner of these three markets. The Company accounted for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. Therefore, the Michigan 5 RSA assets, liabilities and results of operations have only been included in the accompanying condensed consolidated financials from the date of acquisition, February 17, 2004.

The net income from the Maryland 2 RSA property is classified on the condensed consolidated statement of operations as "Income from discontinued operations." Summarized results of discontinued operations are as follows:

	Nine Months Ended September 30, 2004
	($ in thousands)
Operating revenue	$3,556
Income before income taxes	714
Income tax expense	(271)
Income from discontinued operations	443

5. Business Combinations

On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless' ownership in Michigan 5 RSA and certain other assets, as described above in Note 4.

On June 15, 2004, the Company acquired certain assets, principally PCS licenses and an existing Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, and Enhanced Data for GSM Evolution, or EDGE, or GSM/GPRS/EDGE, network of NPI-Omnipoint Wireless, LLC, or NPI, for approximately $29.5 million.

On December 29, 2004, the Company completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. The Company purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code.

On September 13, 2005, the Company, through its wholly owned subsidiary, American Cellular Corporation, or American Cellular, acquired the non-license wireless assets of Endless Mountains Wireless, LLC in Pennsylvania 4 RSA. The Company operates Endless Mountains' licensed 850 MHz spectrum under a spectrum manager lease. In March 2006, the Company will have the right to acquire Endless Mountains' Pennsylvania 4 RSA 850 MHz license, subject to Federal Communications Commission, or FCC, approval at the time of acquisition. If exercised, the Company's acquisition of the license covering the leased spectrum is expected to close in mid-to-late 2006. The total purchase price for all acquired assets, including the FCC license, is approximately $12.2 million.

The above business combinations are accounted for as purchases. Accordingly, the related statements of financial position and results of operations have been included in the accompanying condensed consolidated statements of operations from the date of acquisition. The unaudited pro forma financial information related to the Company's 2004 and 2005 acquisitions has not been presented because these acquisitions, individually and in the aggregate, were not significant to the Company's consolidated results of operations.

6. Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense was $132.6 million for the nine months ended September 30, 2005 and $123.0 million for the nine months ended September 30, 2004. Listed below are the gross property, plant and equipment amounts and the related accumulated depreciation at the end of the periods described.

	September 30, 2005	December 31, 2004
	($ in thousands)	
Gross property, plant and equipment	$1,058,710	$ 985,005
Accumulated depreciation	(563,234)	(451,261)
Property, plant and equipment, net.....................	$ 495,476	$ 533,744

Tower Sale and Lease-Back

The Company has entered into agreements to sell 563 towers to Global Towers, LLC and then lease them back under a lease with an initial ten-year term. These leases are accounted for as operating leases. On June 30, 2005, the Company completed the sale of 507 of these towers for approximately $77.0 million. This sale resulted in a total net gain of approximately $58.2 million, of which $0.9 million was recognized at June 30, 2005 and the remaining $57.3 million will be recognized over the life of the lease. This gain has and will continue to be recognized on the statement of operations as "Gain on disposition of operating assets." Subsequent to September 30, 2005, the Company completed the sale of the remaining 56 towers on October 3,

2005 and one additional tower on October 7, 2005, for approximately $8.9 million. Therefore, these remaining assets are classified as assets held for sale on the Company's September 30, 2005 balance sheet.

7. Notes Payable

The Company's notes payable as of September 30, 2005 and December 31, 2004 consisted of the following:

	September 30, 2005	December 31, 2004
	($ in thousands)	
DCC senior floating rate notes	$ 150,000	$ —
1.5% DCC senior convertible debentures	150,000	—
8.875% DCC senior notes	419,681	419,681
10.875% DCC senior notes, net of discount of $1.1 million at September 30, 2005 and $1.3 million at December 31, 2004(1)	297,863	297,683
8.375% Dobson Cellular Systems, Inc. senior notes	250,000	250,000
Dobson Cellular Systems, Inc. floating rate senior notes	250,000	250,000
9.875% Dobson Cellular Systems, Inc. senior notes	325,000	325,000
10% American Cellular senior notes	900,000	900,000
Other notes payable, net	14,538	13,774
Total notes payable	$2,757,082	$2,456,138

(1) On October 17, 2005, the Company redeemed the entire $299.0 million outstanding principal amount of its 10.875% senior notes due 2010, plus accrued interest and the applicable redemption premium, as described below.

New Senior Notes

On September 13, 2005, the Company completed its private offerings of $150.0 million principal amount of senior floating rate notes due 2012 and $150.0 million principal amount of senior convertible debentures due 2025. The net proceeds from the offerings, before expenses, were $294.0 million. In addition, the Company had granted the initial purchasers of the senior convertible debenture offering an option to purchase up to an additional $30.0 million principal amount of senior convertible debentures. On October 13, 2005, the initial purchasers exercised their right to purchase an additional $10.0 million principal amount of debentures. As of October 13, 2005, the aggregate principal amount of senior convertible debentures outstanding was $160.0 million.

On October 17, 2005, the Company used $294.0 million of restricted cash, along with cash on hand, to pay the redemption price of the entire $299.0 million outstanding principal amount of its 10.875% senior notes due 2010, plus accrued interest and the applicable redemption premium. An approximate loss of $13.6 million, net of income tax, will be recognized in the fourth quarter of 2005, due to the redemption of these 10.875% senior notes. After completion of the refinancing in October 2005, the Company's total indebtedness has been reduced to approximately $2,469.2 million.

2012 Senior Floating Rate Notes

The senior floating rate notes, which mature on October 15, 2012, bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.25%. Interest payments are due on January 15, April 15, July 15 and October 15, commencing October 15, 2005. The notes are effectively subordinated to DCC's existing and future secured indebtedness to the extent of the collateral securing that indebtedness, and to the existing and future liabilities of DCC's subsidiaries; equal in right of payment to all of DCC's existing and future unsecured senior indebtedness; and senior in right of payment to DCC's future subordinated indebtedness.

2025 Senior Convertible Debentures

The senior convertible debentures, which mature on October 1, 2025, bear interest at 1.50% per annum. Interest payments are due on April 1, and October 1, commencing April 1, 2006. The debentures will be convertible, under certain circumstances at the holders' option, into shares of the Company's Class A common stock initially at a conversion rate of 97.0685 shares per $1,000 principal amount of the debentures (equivalent to an initial conversion price of approximately $10.30 per share), subject to adjustments. Upon conversion of the debentures, the Company has the right to deliver shares of its Class A common stock, cash or a combination of cash and shares of its Class A commons stock. The debentures are effectively subordinated to DCC's existing and future secured indebtedness to the extent of the collateral securing that indebtedness, and to the existing and future liabilities of DCC's subsidiaries; equal in right of payment to all of DCC's existing and future unsecured senior indebtedness; and senior in right of payment to DCC's future subordinated indebtedness.

Other Debt Repurchases

During the first quarter of 2004, the Company purchased $55.5 million principal amount of its 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. The Company's first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was approximately $6.1 million, net of deferred financing costs written off. In addition, during the second quarter of 2004, the Company redeemed the remaining $5.2 million of Dobson/Sygnet senior notes and recognized a loss from extinguishment of debt of approximately $0.3 million due to the premium paid and the write off of related deferred financing costs.

8. Redeemable Preferred Stock

As of September 30, 2005 and December 31, 2004, the Company's authorized and outstanding preferred stock was as follows:

Class	Number of Shares Authorized	Number of Shares Outstanding at September 30, 2005	Number of Shares Outstanding at December 31, 2004	Par Value Per Share	Dividends	Liquidation Preference Per Share	Mandatory Redemption Date	Other Features, Rights, Preferences and Powers
Senior Exchangeable	13,854	13,854	46,181	$1.00	12.25% Cumulative	$ 1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	57,868	57,868	192,898	$1.00	13% Cumulative	$ 1,000	May 1, 2009	Non-voting
Series F	1,900,000	734,235	686,201	$1.00	7% Cumulative	$178,571	Aug. 18, 2016	Non-voting
Other	4,028,278	—	—	$1.00	—	—	—	—
	6,000,000	805,957	925,280					

Repurchases

On June 15, 2004, the Company's board of directors authorized it to expend up to $50.0 million to repurchase some of the Company's outstanding 12.25% and 13% senior exchangeable preferred stock. Through June 30, 2005 (prior to the completion of the Company's recent exchange offer described below), the Company repurchased a total of 14,816 shares of 12.25% senior exchangeable preferred stock and 9,475 shares of 13% senior exchangeable preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million, of which all have been canceled. These repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $6.5 million during the nine months ended September 30, 2004.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Exchange offer

On August 23, 2005, the Company completed a private exchange offer and a publicly registered exchange offer with holders of its 12.25% senior exchangeable preferred stock and its 13% senior exchangeable preferred stock. The Company refers to the private exchange offer and the publicly registered exchange offer collectively as the "exchange offer," and the Company refers to its 12.25% senior exchangeable preferred stock and its 13% senior exchangeable preferred stock collectively as the "preferred stock."

In connection with the exchange offer, the Company issued 28,249,729 shares of Class A common stock and paid $50.2 million in cash for an aggregate of 167,356 shares of preferred stock. The Company also obtained the consent of the holders of a majority of its 12.25% senior exchangeable preferred stock and its 13% senior exchangeable preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date of the exchange offer, after which time a revised set of covenants would be applicable to the preferred stock as long as an aggregate of at least 15,000 shares of 12.25% senior exchangeable preferred stock and 13% senior exchangeable preferred stock are outstanding, and (2) waive compliance by the Company with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months from the expiration date of the exchange offer. As of September 30, 2005 all 167,356 shares of the preferred stock repurchased have been canceled. The Company intends to call a special meeting of stockholders in the near future to seek stockholder approval of the amendments to the certificates of designation. The Company incurred a loss on this transaction of approximately $66.4 million.

On October 4, 2005, the Company entered into agreements with certain holders of its 12.25% senior exchangeable preferred stock and its 13% senior exchangeable preferred stock under which the holders agreed to exchange 8,700 shares of 12.25% senior exchangeable preferred stock and 30,021 shares of 13% senior exchangeable preferred stock for 5,982,040 shares of the Company's Class A common stock and cash consideration of $1.6 million. Upon the closing of these transactions, the aggregate outstanding liquidation preference of the 12.25% senior exchangeable preferred stock and the 13% senior exchangeable preferred stock decreased from $71.7 million to $33.0 million. The Company expects to report a loss on this transaction of approximately $4.3 million in the fourth quarter of 2005.

Dividends on Preferred Stock

The Company recorded dividends on its mandatorily redeemable preferred stock of $21.4 million for the nine months ended September 30, 2005, which are included in determining the Company's net loss. These dividends consist of $4.2 million of unpaid accrued dividends on its 12.25% senior exchangeable preferred stock and $17.2 million of unpaid accrued dividends on its 13% senior exchangeable preferred stock. The Company recorded dividends on its conditionally redeemable preferred stock of $6.7 million for the nine months ended September 30, 2005, which are included in determining the Company's net loss applicable to common stockholders.

On September 12, 2005, the Company issued 48,034 shares of Series F preferred stock as payment in kind for dividends due on October 15, 2004 and April 15, 2005 on its outstanding Series F preferred stock. The Company also paid accrued interest on those dividends. On October 15, 2005, the Company issued 25,698 shares of Series F preferred stock as payment in kind for dividends due October 15, 2005 on its outstanding Series F preferred stock.

The Company recorded dividends on its mandatorily redeemable preferred stock of $25.2 million for the nine months ended September 30, 2004, which are included in determining the Company's net loss. These dividends consist of $5.3 million of dividends on its 12.25% senior exchangeable preferred stock and

$19.9 million of dividends on its 13% senior exchangeable preferred stock. The Company recorded dividends on its conditionally redeemable preferred stock of $6.2 million for the nine months ended September 30, 2004, which consisted of unpaid accrued dividends on its Series F preferred stock and are included in determining the Company's net loss applicable to common stockholders.

As of September 30, 2005, accrued dividends payable were $2.1 million for the Company's 12.25% senior exchangeable preferred stock and $8.9 million for the Company's 13% senior exchangeable preferred stock.

9. Earnings Per Share

SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share — "basic" and "diluted." Basic net loss applicable to common stockholders per common share is computed by dividing net loss available to common stockholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted net loss applicable to common stockholders per common share is similar to basic net loss applicable to common stockholders per common share, except that the denominator, unless the effect of the additional shares is antidilutive, is increased to include the number of additional shares that would have been outstanding if the dilutive shares had been issued. Dilutive shares represent the amount of additional shares that would be required to be issued if all the options and convertible preferred stock that are "in the money" were exercised or converted. At September 30, 2005, shares that are potentially dilutive are Company granted stock options, totaling 11.2 million shares, shares of the Company's Series F preferred stock, which are convertible into 15.0 million shares of the Company's Class A common stock and shares of the Company's senior convertible debentures which are convertible into 14.6 million shares of the Company's Class A common stock. However, for the nine months ended September 30, 2005 and September 30, 2004, the Company had a net loss applicable to common stockholders, thus, these potential common shares were antidilutive. The table below sets forth the detailed computation of the Company's basic and diluted earnings per common share.

	Nine Months Ended September 30,	
	2005	**2004**
	($ in thousands, except per share data)	
Net loss applicable to common stockholders	$ (103,425)	$ (45,927)
Basic and diluted net loss applicable to common stockholders per common share:		
Continuing operations:		
Loss from continuing operations.........................	$ (0.70)	$ (0.30)
Income from discontinued operations	—	0.01
Dividends on preferred stock	(0.05)	(0.05)
Basic and diluted net loss applicable to common stockholders per common share	$ (0.75)	$ (0.34)
Basic and diluted weighted average common shares outstanding	138,173,375	133,763,531

10. Commitments and Contingencies

Commitments

The Company is obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/GPRS/EDGE related products and services prior to June 9, 2007. If the Company fails to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of September 30, 2005, $45.5 million of this commitment has been fulfilled.

Contingencies

Beginning on October 22, 2004, securities class action lawsuits were filed against the Company and several of its officers and directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of the Company's publicly traded securities in the period between May 6, 2003 and August 9, 2004. The lawsuits allege among other things that the Company concealed significant decreases in revenues and failed to disclose certain facts about its business, including that the Company's rate of growth in roaming minutes was substantially declining, and that the Company had experienced negative growth in October 2003; that AT&T Wireless, the Company's largest roaming customer, had notified the Company that it wanted to dispose of its equity interest in the Company that it had held since the Company's initial public offering, significantly decreasing their interest in purchasing roaming capacity from the Company; that Bank of America intended to dispose of its substantial equity interest in the Company as soon as AT&T Wireless disposed of its equity interest in the Company; that the Company had been missing sales quotas and losing market share throughout the relevant period; and that the Company lacked the internal controls required to report meaningful financial results. The lawsuits further allege that the Company issued various positive statements concerning its financial prospects and subscriber information, the speed of the deployment of its GSM network and the continued growth in its roaming minutes, and that those statements were false and misleading. The court has consolidated these actions into No. CIV-04-1394-C and the consolidated action is pending. On July 5, 2005, motions to dismiss the consolidated complaint were filed on behalf of all defendants. Plaintiffs filed their response to the motions to dismiss on September 6, 2005. Reply briefs were filed by the defendants on October 3, 2005. Although the Company cannot predict or quantify the outcome with certainty, it intends to vigorously defend itself against the claims. Management does not believe that the litigation will have an adverse effect in any material respect on the Company.

On May 27, 2005, the Securities and Exchange Commission, or SEC, notified the Company by letter that it had concluded its informal inquiry of the Company without taking further action or seeking any relief from the Company or its largest shareholder, Dobson CC Limited Partnership.

The Company is party to various other legal actions arising in the normal course of business. None of these actions are believed by management to involve amounts that will be material to the Company's consolidated financial position results of operations or liquidity.

11.   Recently Issued Accounting Pronouncements

In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment." Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.

As a larger public entity, the Company will be required to apply Statement 123(R) as of the first annual reporting period that begins after June 15, 2005, which is the first quarter of 2006.

Statement 123(R) covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, the Company has historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase the Company's non-cash compensation expense in future periods. The Company has not determined the method that it will use to estimate the fair value of stock options as part of its adoption of Statement 123(R). As disclosed in the Note 3, using the Black-Scholes method of determining fair value in the past would have increased its non-cash compensation expense, net of tax, by approximately $3.4 million for the nine months ended September 30, 2005 and $5.4 million for the nine months ended September 30, 2004. The provisions of the Company's credit facility, outstanding notes and preferred stock do not include non-cash compensation expenses in the determination of financial covenants.

12. Supplemental Condensed Consolidating Financial Information

Set forth below is supplemental condensed consolidating financial information as required by DCC's indenture for its 8.875% senior notes due 2013, and by the Dobson Cellular Systems, Inc., or Dobson Cellular, credit facility. The statement of operations information is presented without parent recognition of subsidiary results. Included are the condensed consolidating balance sheets, statement of operations and statement of cash flows of Dobson Communications Corporation as of September 30, 2005 and December 31, 2004, and for the nine months ended September 30, 2005 and 2004. Neither Dobson Cellular, American Cellular, the Non-guarantor subsidiaries, nor any of their subsidiaries guarantee any of DCC's notes payable. DCC, Dobson Cellular and its subsidiaries do not guarantee any of American Cellular's outstanding debt. Neither DCC, the Non-guarantor subsidiaries, nor American Cellular and its subsidiaries guarantee any of Dobson Cellular's outstanding notes payable. However, Dobson Cellular's subsidiaries do guarantee Dobson Cellular's notes payable.

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 30, 2005

	Dobson Cellular	American Cellular	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
			($ in thousands) (Unaudited)			
ASSETS						
CURRENT ASSETS:						
Cash and cash equivalents	$ 105,593	$ 55,684	$23,297	$ 7,208	$ —	$ 191,782
Restricted cash	—	—	—	294,000	—	294,000
Accounts receivable	84,597	53,045	—	—	—	137,642
Inventory	8,835	4,455	—	—	—	13,290
Prepaid expenses and other	20,612	8,938	15	—	—	29,565
Total current assets	219,637	122,122	23,312	301,208	—	666,279
PROPERTY, PLANT AND EQUIPMENT, net	331,931	163,545	—	—	—	495,476
OTHER ASSETS:						
Net intercompany receivable (payable)	1,691	(9,199)	53,634	721,040	(767,166)	—
Restricted investments	4,460	22	—	—	—	4,482
Wireless license acquisition costs	1,104,867	679,435	9,676	4,412	—	1,798,390
Goodwill	45,362	574,813	—	1,143	—	621,318
Deferred financing costs, net	13,823	14,018	—	17,230	—	45,071
Customer list, net	22,026	47,454	—	—	—	69,480
Assets held for sale	2,143	97	—	—	—	2,240
Other non-current assets	27,906	650	10	1,624,373	(1,648,373)	4,566
Total other assets	1,222,278	1,307,290	63,320	2,368,198	(2,415,539)	2,545,547
Total assets	$1,773,846	$1,592,957	$86,632	$2,669,406	$(2,415,539)	$3,707,302
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY						
CURRENT LIABILITIES:						
Accounts payable	$ 82,668	$ 14,806	$ —	$ 56	$ —	$ 97,530
Accrued expenses	19,052	12,981	(26)	(514)	—	31,493
Accrued interest payable	25,735	15,793	—	28,143	—	69,671
Deferred revenue and customer deposits	16,506	12,930	—	—	—	29,436
Accrued dividends payable	—	—	—	10,991	—	10,991
Debt called for prepayment	—	—	—	297,863	—	297,863
Total current liabilities	143,961	56,510	(26)	336,539	—	536,984
OTHER LIABILITIES:						
Notes payable	1,592,166	914,538	—	719,681	(767,166)	2,459,219
Deferred tax liabilities	188,983	163,087	948	(72,275)	—	280,743
Mandatorily redeemable preferred stock, net	—	—	—	71,209	—	71,209
Deferred gain on disposition of operating assets and other non-current liabilities	36,781	29,456	—	—	—	66,237
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	135,320	—	135,320
STOCKHOLDERS' (DEFICIT) EQUITY	(188,045)	429,366	85,710	1,478,932	(1,648,373)	157,590
Total liabilities and stockholders'(deficit) equity	$1,773,846	$1,592,957	$86,632	$2,669,406	$(2,415,539)	$3,707,302

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2004

	Dobson Cellular	American Cellular	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
			($ in thousands)			
ASSETS						
CURRENT ASSETS:						
Cash and cash equivalents	$ 47,427	$ 41,489	$48,303	$ 2,665	$ —	$ 139,884
Marketable securities	39,000	—	—	—	—	39,000
Accounts receivable	59,528	40,413	—	—	—	99,941
Inventory	10,458	5,153	—	—	—	15,611
Prepaid expenses and other	10,636	7,065	10	—	—	17,711
Total current assets	167,049	94,120	48,313	2,665	—	312,147
PROPERTY, PLANT AND EQUIPMENT, net	356,602	177,142	—	—	—	533,744
OTHER ASSETS:						
Net intercompany (payable) receivable	(3,975)	(6,183)	3,113	774,211	(767,166)	—
Restricted investments	10,350	—	—	—	—	10,350
Wireless license acquisition costs	1,103,353	669,169	9,676	4,412	—	1,786,610
Goodwill	46,776	572,113	—	1,142	—	620,031
Deferred financing costs, net	14,762	15,785	—	12,479	—	43,026
Customer list, net	28,441	59,253	—	—	—	87,694
Other non-current assets	3,443	697	—	1,624,383	(1,624,373)	4,150
Total other assets	1,203,150	1,310,834	12,789	2,416,627	(2,391,539)	2,551,861
Total assets	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY						
CURRENT LIABILITIES:						
Accounts payable	$ 69,787	$ 10,298	$ —	$ —	$ —	$ 80,085
Accrued expenses	18,380	13,141	—	(83)	—	31,438
Accrued interest payable	10,793	37,867	—	25,812	—	74,472
Deferred revenue and customer deposits	15,856	13,026	—	—	—	28,882
Accrued dividends payable	—	—	—	19,405	—	19,405
Current portion of obligations under capital leases	305	—	—	—	—	305
Total current liabilities	115,121	74,332	—	45,134	—	234,587
OTHER LIABILITIES:						
Notes payable	1,592,166	913,774	—	717,364	(767,166)	2,456,138
Deferred tax liabilities	194,602	160,231	667	(71,755)	—	283,745
Mandatorily redeemable preferred stock, net	—	—	—	236,094	—	236,094
Deferred gain on disposition of operating assets and other non-current liabilities	5,423	4,161	—	—	—	9,584
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS' (DEFICIT) EQUITY	(180,511)	429,598	60,435	1,369,919	(1,624,373)	55,068
Total liabilities and stockholders' (deficit) equity	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2005

	Dobson Cellular	American Cellular	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
			($ in thousands) (Unaudited)			
OPERATING REVENUE:						
Service revenue	$ 373,257	$270,120	$ —	$ —	$ —	$ 643,377
Roaming revenue	111,667	83,342	—	—	—	195,009
Equipment and other revenue	40,151	15,741	—	—	(9,035)	46,857
Total operating revenue	525,075	369,203	—	—	(9,035)	885,243
OPERATING EXPENSES:						
Cost of service (exclusive of depreciation and amortization shown separately below)	135,728	87,381	—	—	(3,895)	219,214
Cost of equipment	58,902	37,875	—	—	—	96,777
Marketing and selling	61,213	44,271	—	—	—	105,484
General and administrative	83,254	66,715	15	—	(5,140)	144,844
Depreciation and amortization	88,238	62,774	—	—	—	151,012
Gain on disposition of operating assets	(783)	(1,588)	—	—	—	(2,371)
Total operating expenses	426,552	297,428	15	—	(9,035)	714,960
OPERATING INCOME (LOSS)	98,523	71,775	(15)	—	—	170,283
OTHER (EXPENSE) INCOME:						
Interest (expense) income	(112,656)	(71,344)	—	(56,604)	56,147	(184,457)
Loss from redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(66,383)	—	(66,383)
Dividends on mandatorily redeemable preferred stock	—	—	—	(21,391)	—	(21,391)
Other income (expense), net	5,053	(1,498)	1,169	54,034	(56,147)	2,611
(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(9,080)	(1,067)	1,154	(90,344)	—	(99,337)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,823)	—	—	—	—	(6,823)
(LOSS) INCOME BEFORE INCOME TAXES	(15,903)	(1,067)	1,154	(90,344)	—	(106,160)
Income tax benefit (expense)	8,369	835	(438)	677	—	9,443
NET (LOSS) INCOME	$ (7,534)	$ (232)	$ 716	$(89,667)	$ —	$ (96,717)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2004

	Dobson Cellular	American Cellular	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
			($ in thousands) (Unaudited)			
OPERATING REVENUE:						
Service revenue	$328,519	$241,209	$ —	$ —	$ —	$ 569,728
Roaming revenue	88,863	66,039	—	—	—	154,902
Equipment and other revenue	25,074	14,062	—	—	(5,213)	33,923
Total operating revenue	442,456	321,310	—	—	(5,213)	758,553
OPERATING EXPENSES:						
Cost of service (exclusive of depreciation and amortization shown separately below)	113,606	72,392	—	—	(541)	185,457
Cost of equipment	47,113	34,534	—	—	—	81,647
Marketing and selling	52,957	42,806	—	—	—	95,763
General and administrative	70,717	65,665	15	—	(4,672)	131,725
Depreciation and amortization	79,508	62,031	—	—	—	141,539
Total operating expenses	363,901	277,428	15	—	(5,213)	636,131
OPERATING INCOME (LOSS)	78,555	43,882	(15)	—	—	122,422
OTHER (EXPENSE) INCOME:						
Interest (expense) income	(68,131)	(71,339)	(1,137)	(66,806)	45,936	(161,477)
(Loss) gain from extinguishment of debt	(349)	—	—	6,088	—	5,739
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	6,478	—	6,478
Dividends on mandatory redeemable preferred stock	—	—	—	(25,197)	—	(25,197)
Other income (expense), net	4,686	(1,969)	508	44,941	(45,936)	2,230
INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	14,761	(29,426)	(644)	(34,496)	—	(49,805)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(3,514)	—	—	—	—	(3,514)
INCOME (LOSS) BEFORE INCOME TAXES	11,247	(29,426)	(644)	(34,496)	—	(53,319)
Income tax (expense) benefit	(4,274)	11,182	245	5,986	—	13,139
INCOME (LOSS) FROM CONTINUING OPERATION	6,973	(18,244)	(399)	(28,510)	—	(40,180)
Income from discontinued operations, net of income tax expense	443	—	—	—	—	443
NET INCOME (LOSS)	$ 7,416	$(18,244)	$ (399)	$(28,510)	$ —	$ (39,737)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2005

	Dobson Cellular	American Cellular	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
			($ in thousands) (Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES:						
(Loss) income from continuing operations	$ (7,534)	$ (232)	$ 716	$ (89,667)	$—	$ (96,717)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by operating activities, net of effects of acquisitions —						
Depreciation and amortization	88,238	62,774	—	—	—	151,012
Amortization of bond discount and deferred financing costs	1,459	2,537	—	1,502	—	5,498
Deferred income taxes	(8,696)	(821)	438	(677)	—	(9,756)
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	21,391	—	21,391
Loss on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	66,383	—	66,383
Gain on disposition of operating assets, net	(783)	(1,588)	—	—	—	(2,371)
Other operating activities	6,787	6	—	—	—	6,793
Changes in current assets and liabilities —						
Accounts receivable	(25,068)	(12,633)	—	—	—	(37,701)
Inventory	1,623	698	—	—	—	2,321
Prepaid expenses and other	(7,009)	(896)	(5)	—	—	(7,910)
Accounts payable	12,880	4,508	—	56	—	17,444
Accrued expenses	15,613	(22,234)	57	2,951	—	(3,613)
Deferred revenue and customer deposits	651	(96)	—	—	—	555
Net cash provided by operating activities	78,161	32,023	1,206	1,939	—	113,329
CASH FLOWS FROM INVESTING ACTIVITIES:						
Capital expenditures	(76,972)	(36,266)	—	—	—	(113,238)
Purchase of wireless licenses and properties	(1,311)	(15,175)	—	—	—	(16,486)
Proceeds from the sale of assets	50,619	30,948	—	—	—	81,567
Sales of marketable securities	39,000	—	—	—	—	39,000
(Increase) decrease in receivable-affiliates	(29,630)	2,981	(26,212)	52,861	—	—
Increase in restricted cash	—	—	—	(294,000)	—	(294,000)
Other investing activities	(1,178)	(289)	—	—	—	(1,467)
Net cash used in investing activities	(19,472)	(17,801)	(26,212)	(241,139)	—	(304,624)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from senior notes	—	—	—	300,000	—	300,000
Distributions to minority interest holders	(6,004)	—	—	—	—	(6,004)
Exchange offer financing costs	—	—	—	(52,674)	—	(52,674)
Deferred financing costs	(521)	(5)	—	(6,073)	—	(6,599)
Maturities of restricted investments	6,002	—	—	—	—	6,002
Other financing activities	—	(22)	—	2,490	—	2,468
Net cash (used in) provided by financing activities	(523)	(27)	—	243,743	—	243,193
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	58,166	14,195	(25,006)	4,543	—	51,898
CASH AND CASH EQUIVALENTS, beginning of period	47,427	41,489	48,303	2,665	—	139,884
CASH AND CASH EQUIVALENTS, end of period	$105,593	$ 55,684	$ 23,297	$ 7,208	$—	$ 191,782

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2004

	Dobson Cellular	American Cellular	Non-Guarantor Subsidiaries	Parent	Eliminations	Consolidated
			($ in thousands) (Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES:						
Income (loss) from continuing operations	$ 6,973	$(18,244)	$ (399)	$ (28,510)	$—	$ (40,180)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —						
Depreciation and amortization	79,508	62,031	—	—	—	141,539
Amortization of bond discount and deferred financing costs	1,805	2,455	—	1,797	—	6,057
Deferred income taxes	3,683	(11,616)	(245)	(5,986)	—	(14,164)
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	6,850	—	6,850
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(6,478)	—	(6,478)
Other operating activities	2,882	24	—	1,093	—	3,999
Changes in current assets and liabilities —						
Accounts receivable	(187)	2,512	—	—	—	2,325
Inventory	(2,319)	(1,525)	—	—	—	(3,844)
Prepaid expenses and other	(7,041)	(1,266)	(5)	—	—	(8,312)
Accounts payable	(18,858)	(6,206)	—	—	—	(25,064)
Accrued expenses	(6,614)	(19,327)	(14,163)	16,965	—	(23,139)
Deferred revenue and customer deposits	695	(27)	—	(7)	—	661
Net cash provided by (used in) operating activities	60,527	8,811	(14,812)	(14,276)	—	40,250
CASH FLOWS FROM INVESTING ACTIVITIES:						
Capital expenditures	(83,364)	(34,451)	—	—	—	(117,815)
Purchase of wireless licenses and properties	(29,970)	—	—	—	—	(29,970)
Receipt of funds held in escrow for contingencies on sold assets	7,185	4,169	—	—	—	11,354
Cash received from exchange of assets	21,978	—	—	—	—	21,978
Purchases of marketable securities	—	—	(25,000)	—	—	(25,000)
Sales of marketable securities	—	—	81,700	—	—	81,700
(Increase) decrease in receivable-affiliates	(29,066)	1,264	(72,391)	100,193	—	—
Other investing activities	138	(50)	—	(6)	—	82
Net cash (used in) provided by investing activities	(113,099)	(29,068)	(15,691)	100,187	—	(57,671)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from long-term debt	40,000	—	—	—	—	40,000
Repayments and purchases of long-term debt	(28,370)	—	—	(55,520)	—	(83,890)
Preferred stock dividends paid	—	—	—	(3,676)	—	(3,676)
Distributions to minority interest holders	(4,113)	—	—	—	—	(4,113)
Redemption and repurchases of exchangeable preferred stock	—	—	—	(17,376)	—	(17,376)
Investment in subsidiary	(2,300)	—	—	2,300	—	—
Capital contribution from parent	—	—	65,300	(65,300)	—	—
Other financing costs	(1,498)	(81)	—	8	—	(1,571)
Net cash provided by (used in) financing activities	3,719	(81)	65,300	(139,564)	—	(70,626)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(48,853)	(20,338)	34,797	(53,653)	—	(88,047)
CASH AND CASH EQUIVALENTS, beginning of period	59,387	27,505	3,801	60,846	—	151,539
CASH AND CASH EQUIVALENTS, end of period	$ 10,534	$ 7,167	$ 38,598	$ 7,193	$—	$ 63,492

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The effectiveness of our or any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. As a result, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. By their nature, our or any system of disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives.

March 10, 2005

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
Dobson Communications Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Dobson Communications Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dobson Communications Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Dobson Communications Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by COSO. Also, in our opinion, Dobson Communications Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 10, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Oklahoma City, Oklahoma
March 10, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Dobson Communications Corporation:

We have audited the accompanying consolidated balance sheets of Dobson Communications Corporation and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As described in Note 2 to the consolidated financial statements, as of January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 related to the change in accounting for identifiable intangible assets with indefinite lives.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Dobson Communications Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Oklahoma City, Oklahoma
March 10, 2005

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (Note 2)	$ 139,884,107	$ 151,539,339
Marketable securities (Note 2)	39,000,000	56,700,000
Restricted cash and investments (Note 2)	—	11,343,618
Accounts receivable —		
Customers, net of allowance for doubtful accounts of $2,216,271 in 2004 and $3,256,226 in 2003	99,941,071	97,318,214
Inventory (Note 2)	15,610,745	12,393,910
Prepaid expenses	8,509,486	7,618,961
Deferred tax assets	9,202,000	17,637,000
Total current assets	312,147,409	354,551,042
PROPERTY, PLANT AND EQUIPMENT, net (Note 2)	533,744,179	536,634,360
OTHER ASSETS:		
Restricted assets (Note 2)	10,349,626	4,171,009
Wireless license acquisition costs (Note 2)	1,786,610,363	1,759,350,684
Goodwill (Note 2)	620,031,217	603,450,987
Deferred financing costs, net of accumulated amortization of $8,420,971 in 2004 and $4,598,256 in 2003 (Note 2)	43,025,883	51,368,901
Customer list, net of accumulated amortization of $91,630,917 in 2004 and $71,815,878 in 2003 (Note 2)	87,693,583	94,380,262
Other non-current assets	4,149,608	4,989,791
Assets of discontinued operations (Note 3)	—	70,043,464
Total other assets	2,551,860,280	2,587,755,098
Total assets	$ 3,397,751,868	$ 3,478,940,500
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 80,085,348	$ 104,440,157
Accrued expenses	31,438,255	31,124,598
Accrued interest payable	74,471,790	74,106,748
Deferred revenue and customer deposits	28,881,603	26,947,446
Current portion of credit facility and notes	—	5,500,000
Accrued dividends payable	19,404,780	8,604,061
Current portion of obligations under capital leases	305,449	782,000
Total current liabilities	234,587,225	251,505,010
OTHER LIABILITIES:		
Credit facility and notes, net of current portion (Note 6)	2,456,137,897	2,409,684,567
Deferred tax liabilities (Note 11)	283,744,665	285,848,520
Mandatorily redeemable preferred stock, net (Note 8)	236,094,326	253,259,775
Minority interest	5,422,043	6,393,902
Other non-current liabilities	4,161,627	6,915,203
Liabilities of discontinued operations (Note 3)	—	29,252,943
Commitments (Note 7)		
SERIES F CONVERTIBLE PREFERRED STOCK (Note 8)	122,535,599	122,535,599
STOCKHOLDERS' EQUITY: (Note 9)		
Class A common stock, $.001 par value,175,000,000 shares authorized and 120,081,762 and 119,997,356 shares issued in 2004 and 2003	120,082	119,998
Convertible Class B common stock, $.001 par value, 70,000,000 shares authorized and 19,418,021 shares issued in 2004 and 2003	19,418	19,418
Convertible Class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued in 2004 and 2003	—	—
Convertible Class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued in 2004 and 2003	—	—
Paid-in capital	1,206,362,528	1,205,138,956
Accumulated deficit	(1,118,001,904)	(1,057,788,169)
Less 5,622,599 and 5,709,353 Class A common shares held in treasury, at cost at December 31, 2004 and 2003	(33,431,638)	(33,945,222)
Total stockholders' equity	55,068,486	113,544,981
Total liabilities and stockholders' equity	$ 3,397,751,868	$ 3,478,940,500

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
OPERATING REVENUE:			
Service revenue	$ 771,610,002	$ 505,859,702	$ 323,116,128
Roaming revenue	208,153,911	201,198,858	176,149,476
Equipment and other revenue	43,717,647	28,695,089	17,503,996
Total operating revenue	1,023,481,560	735,753,649	516,769,600
OPERATING EXPENSES:			
Cost of service (exclusive of depreciation and amortization items shown separately below)	255,307,899	173,435,819	138,240,283
Cost of equipment	108,968,337	56,611,860	40,331,452
Marketing and selling	128,690,425	79,546,561	61,580,575
General and administrative	179,525,394	106,108,639	66,472,652
Depreciation and amortization	192,818,463	119,424,083	75,181,053
Total operating expenses	865,310,518	535,126,962	381,806,015
OPERATING INCOME	158,171,042	200,626,687	134,963,585
OTHER (EXPENSE) INCOME:			
Interest expense	(219,658,519)	(138,147,936)	(108,330,823)
Gain (loss) from extinguishment of debt (Note 6)	40,401,261	(52,276,698)	2,201,755
Gain (loss) on redemption and repurchases of mandatorily redeemable preferred stock (Note 8)	6,478,563	(26,776,601)	—
Dividends on mandatorily redeemable preferred stock (Note 8)	(32,074,685)	(30,568,258)	—
Other income (expense), net	3,120,874	3,829,138	(1,636,593)
(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(43,561,464)	(43,313,668)	27,197,924
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(4,866,532)	(6,541,861)	(6,520,636)
LOSS FROM INVESTMENT IN JOINT VENTURE (Note 5)	—	—	(184,380,882)
LOSS BEFORE INCOME TAXES	(48,427,996)	(49,855,529)	(163,703,594)
Income tax (expense) benefit (Note 11)	(3,635,201)	(844,828)	52,177,022
LOSS FROM CONTINUING OPERATIONS	(52,063,197)	(50,700,357)	(111,526,572)
DISCONTINUED OPERATIONS: (Note 3)			
Income from discontinued operations, net of income tax expense of $271,327 in 2004, $7,321,053 in 2003, and $14,988,054 in 2002	442,692	11,944,875	24,454,191
Loss from discontinued operations from investment in joint venture (Note 5)	—	—	(326,955)
Gain from sale of discontinued operations, net of income tax expense of $9,062,587 for 2003 and $59,164,138 in 2002	—	14,786,325	88,314,922
Gain from sale of discontinued operations from investment in joint venture	—	—	6,736,056
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:	(51,620,505)	(23,969,157)	7,651,642
Cumulative effect of change in accounting principle, net of income tax benefit of $20,406,000 (Note 2)	—	—	(33,294,000)
Cumulative effect of change in accounting principle from investment in joint venture	—	—	(140,820,000)
NET LOSS	(51,620,505)	(23,969,157)	(166,462,358)
DIVIDENDS ON PREFERRED STOCK	(8,177,677)	(43,299,923)	(94,451,055)
GAIN ON REDEMPTION AND REPURCHASES OF PREFERRED STOCK	—	218,310,109	67,836,924
NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$ (59,798,182)	$ 151,041,029	$(193,076,489)
BASIC NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$ (0.45)	$ 1.42	$ (2.13)
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,784,752	106,291,582	90,671,688
DILUTED NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$ (0.45)	$ 1.38	$ (2.13)
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,784,752	109,676,631	90,671,688

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Stockholders' (Deficit) Equity									
	Comprehensive Loss	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock at Cost	Total Stockholders' (Deficit) Equity
DECEMBER 31, 2001		39,682,561	$ 39,683	54,995,888	$54,996	$ 606,454,999	$ (728,939,087)	$(16,150,869)	$(18,459,912)	$(157,000,190)
Net loss	$(166,462,358)	—	—	—	—	—	(166,462,358)	—	—	(166,462,358)
Amounts related to hedged transactions reclassed into earnings, net of tax	15,000,162	—	—	—	—	—	—	15,000,162	—	15,000,162
Ineffective hedge transaction of unconsolidated subsidiary reclassed into earnings, net of tax	321,876	—	—	—	—	—	—	321,876	—	321,876
Change in fair value of hedge transactions, net of tax	(251,895)	—	—	—	—	—	—	(251,895)	—	(251,895)
Total comprehensive loss	$(151,392,215)									
Conversion of common stock		18,407	18	(18,407)	(18)	—	—	—	—	—
Increase in subscription receivable		—	—	—	—	(268,701)	—	—	—	(268,701)
Preferred stock dividends		—	—	—	—	—	(94,451,055)	—	—	(94,451,055)
Redemption of preferred stock		—	—	—	—	67,836,924	—	—	—	67,836,924
Purchase of treasury stock, at cost		—	—	—	—	—	—	—	(7,796,587)	(7,796,587)
DECEMBER 31, 2002		39,700,968	39,701	54,977,481	54,978	674,023,222	(989,852,500)	(1,080,726)	(26,256,499)	(343,071,824)
Net loss	(23,969,157)	—	—	—	—	—	(23,969,157)	—	—	(23,969,157)
Amounts related to hedged transactions reclassed into earnings, net of tax	1,382,213	—	—	—	—	—	—	1,382,213	—	1,382,213
Change in fair value of hedge transactions, net of tax	(301,487)	—	—	—	—	—	—	(301,487)	—	(301,487)
Total comprehensive loss	$ (22,888,431)									
Receipt of subscription receivable		—	—	—	—	9,979,616	—	—	—	9,979,616
Preferred stock dividends		—	—	—	—	—	(43,299,923)	—	—	(43,299,923)
Issuance and conversion of common stock		80,296,388	80,297	(35,559,460)	(35,560)	302,826,009	—	—	—	302,870,746
Increase in treasury stock, at cost		—	—	—	—	—	—	—	(8,498,206)	(8,498,206)
Issuance of treasury stock		—	—	—	—	—	(666,589)	—	809,483	142,894
Additional paid in capital from redemption of preferred stock		—	—	—	—	218,310,109	—	—	—	218,310,109
DECEMBER 31, 2003		119,997,356	119,998	19,418,021	19,418	1,205,138,956	(1,057,788,169)	—	(33,945,222)	113,544,981
Net loss and comprehensive loss	$ (51,620,505)	—	—	—	—	—	(51,620,505)	—	—	(51,620,505)
Series F preferred stock dividends		—	—	—	—	—	(8,177,677)	—	—	(8,177,677)
Issuance of common stock		84,406	84	—	—	1,223,572	—	—	—	1,223,656
Issuance of treasury stock		—	—	—	—	—	(415,553)	—	513,584	98,031
DECEMBER 31, 2004		120,081,762	$120,082	19,418,021	$19,418	$1,206,362,528	$(1,118,001,904)	$ —	$(33,431,638)	$ 55,068,486

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Loss from continuing operations	$ (52,063,197)	$ (50,700,357)	$(111,526,572)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities, net of effects of acquisition —			
Depreciation and amortization	192,818,463	119,424,083	75,181,053
Amortization of bond discounts and financing costs	7,802,169	8,887,519	10,932,538
Deferred income tax benefit (expense)	2,531,145	3,632,506	(35,532,284)
Non-cash mandatorily redeemable preferred stock dividends	13,728,072	7,173,660	—
(Gain) loss on redemption and repurchases of mandatorily redeemable preferred stock	(6,478,563)	26,776,601	—
Non-cash portion of loss (gain) from extinguishment of debt	18,551,794	52,276,698	(2,201,755)
Cash (used in) provided by operating activities of discontinued operations	(815,597)	26,796,213	25,439,406
Minority interests in income of subsidiaries	4,866,532	6,541,861	6,520,636
Loss from investment in joint venture	—	—	184,380,882
Other operating activities	71,763	245,396	(974,831)
Changes in current assets and liabilities —			
Accounts receivable	(1,579,937)	16,850,103	38,185,548
Inventory	(2,774,598)	(3,203,846)	15,250,009
Prepaid expenses and other	(291,600)	(974,550)	1,277,742
Accounts payable	(25,746,269)	20,025,995	(18,003,344)
Accrued expenses	(2,194,523)	23,274,559	(1,784,325)
Deferred revenue and customer deposits	1,934,157	2,762,300	326,098
Net cash provided by operating activities	150,359,811	259,788,741	187,470,801
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(142,049,146)	(163,921,108)	(72,877,991)
Purchase of wireless licenses and properties	(61,094,444)	(57,659,199)	—
Cash acquired through acquisition of American Cellular Corporation	—	35,819,121	—
Receipt of funds held in escrow for contingencies on sold assets	11,354,020	7,094,075	—
Refund of deposits for FCC auction	—	—	107,300,000
(Decrease) increase in receivable-affiliate	—	(9,178,054)	483,618
Net proceeds from sale of discontinued operations	—	—	336,043,559
Cash received from exchange of assets	21,978,720	—	—
Proceeds from sale of property, plant and equipment	269,512	13,452	3,545,217
Cash used in investing activities of discontinued operations	(140,234)	(4,966,458)	(11,264,332)
Purchases of marketable securities	(65,000,000)	(45,000,000)	(76,200,000)
Sales of marketable securities	82,700,000	105,350,000	—
Other investing activities	87,177	13,453,062	(18,650,382)
Net cash (used in) provided by investing activities	(151,894,395)	(118,995,109)	268,379,689
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from credit facilities and notes	899,000,000	2,100,000,000	389,500,000
Repayments and repurchases of credit facilities and notes	(859,209,000)	(1,850,019,072)	(734,790,522)
Distributions to minority interest holders	(5,754,722)	(8,039,860)	(6,549,176)
Redemption and repurchases of mandatorily redeemable preferred stock	(17,375,750)	(347,588,244)	(38,691,210)
Preferred stock dividends paid	(3,676,068)	(12,008,340)	—
Purchase of common stock	—	—	(7,796,587)
Purchase of restricted investments	(5,860,000)	(525,000)	—
Maturities of restricted investments, net of interest	—	83,600	92,763
Deferred financing costs	(16,852,045)	(47,105,227)	(189,924)
Issuance of common stock	230,156	903,263	—
Other financing activities	(623,219)	41,383	(1,525,822)
Net cash (used in) provided by financing activities	(10,120,648)	(164,257,497)	(399,950,478)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,655,232)	(23,463,865)	55,900,012
CASH AND CASH EQUIVALENTS, beginning of year	151,539,339	175,003,204	119,103,192
CASH AND CASH EQUIVALENTS, end of year	$ 139,884,107	$ 151,539,339	$ 175,003,204
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for —			
Interest	$ 206,956,137	$ 94,361,078	$ 115,382,160
Income taxes	$ 1,976,374	$ 3,408,385	$ 3,690,373
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Stock dividend paid through the issuance of preferred stock (prior to the implementation of SFAS 150)	$ —	$ 24,185,000	$ 80,338,000
Transfer of fixed assets to affiliates	$ —	$ 277,453	$ 407,403
Net property and equipment (disposed) acquired through exchange of assets	$ (11,793,362)	$ 8,436,363	$ —
Net wireless license acquisition costs disposed through exchange of assets	$ (41,143,732)	$ (50,462,667)	$ —

The accompanying notes are an integral part of these consolidated financial statements.

F-27

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Illinois, Kentucky, Kansas, Maryland, Michigan, Minnesota, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wisconsin.

Capital Resources and Growth

The Company has substantial indebtedness and debt service requirements and is subject to significant financial restrictions and limitations. If the Company is unable to satisfy any of the covenants under the credit facility (described in Note 6), including financial covenants, the Company will be unable to borrow under the credit facility during such time period to fund its ongoing operations, expected capital expenditures or other permissible uses.

The Company's ability to manage future growth will depend upon its ability to monitor operations, control costs and maintain effective quality controls, all of which will result in higher operating expenses. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of all majority owned subsidiaries. For financial reporting purposes, the Company reports 100% of revenue and expenses for the markets for which it provides wireless services. However, in a few of its markets, the Company holds less than 100% of the equity ownership. The minority stockholders' and partners' shares of income or losses in those markets are reflected in the consolidated statements of operations as minority interests in income of subsidiaries. For financial reporting purposes, the Company consolidates each subsidiary and partnership in which it has a controlling interest (greater than 50%). Significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated partnerships where the Company does not have a controlling interest are accounted for under the equity method.

The Company is responsible for managing and providing administrative services for certain partnerships of which the Company is the majority partner. The Company is accountable to the partners and stockholders for the execution and compliance with contracts and agreements and for filing of instruments required by law, which are made on behalf of these partnerships. The Company also maintains the books and records of these partnerships.

Business Segment

The Company operates in one business segment pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Cash and Cash Equivalents

Cash and cash equivalents of $139.9 million at December 31, 2004, and $151.5 million at December 31, 2003, consist of cash and cash equivalents including all highly liquid investments with maturities at the date of purchase of three months or less, and the carrying amounts approximate fair value. In addition to cash, the Company's cash equivalents include money market funds.

Marketable Securities

The Company invests in certain marketable securities and classifies these securities as available-for-sale under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, less applicable deferred income taxes, shown as a separate component of stockholders' equity.

The Company began classifying its investment in auction-rate securities as short-term marketable securities at December 31, 2004. Prior to this, the Company included these securities as cash and cash equivalents. Therefore, certain prior period amounts have been reclassified to conform to the current-year presentation. This change in classification has no effect on the amounts of total current assets, total assets, net loss, or cash flow from operations of the Company.

At December 31, 2004 and 2003, our marketable securities consisted entirely of auction-rate securities totaling $39.0 million and $56.7 million, respectively. As of December 31, 2004, the contractual maturities of these available-for-sale securities will begin to expire in 2040. The gross realized gains and losses were insignificant in 2004 and 2003. At December 31, 2004 and 2003, the carrying value and fair value of these securities were the same.

Restricted Cash and Investments

Restricted cash and investments totaled $10.3 million at December 31, 2004, and $15.5 million at December 31, 2003. The December 31, 2004 balance primarily consists of cash holdings for RFB related to the assignment of certain spectrum licenses, which are pending FCC approval. The December 31, 2003 balance primarily consisted of an escrow reserve to cover any future contingencies related to the Company's sale of certain markets to Verizon Wireless during February 2002. As a result of having no further contingencies related to the Verizon Wireless transaction, the Company received $7.1 million of the escrow reserve during February 2003, and $11.3 million of the escrow reserve during the first quarter of 2004.

Allowance for Doubtful Accounts

Allowance for doubtful accounts of $2.2 million at December 31, 2004 and $3.3 million at December 31, 2003 are based on a percentage of aged receivables. The Company reviews it allowance for doubtful accounts monthly.

Inventory

The Company values its inventory using the weighted average costing method of accounting or, if lower, estimated market value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense was $167.9 million for the year ended December 31, 2004, $98.9 million for the year ended December 31, 2003 and $62.1 million for the year ended December 31, 2002.

Listed below are the major classes of property, plant and equipment, their estimated useful lives, in years, and their balances as of December 31, 2004 and 2003:

	Useful Life	2004	2003
		($ In thousands)	
Wireless systems and equipment	3-10	$ 823,176	$ 648,537
Buildings and improvements	5-40	59,661	56,099
Vehicles, aircraft and other work equipment.............	3-10	7,706	7,693
Furniture and office equipment........................	5-10	88,747	72,160
Plant under construction		2,985	32,245
Land..		2,730	2,730
Property, plant and equipment		985,005	819,464
Accumulated depreciation............................		(451,261)	(282,830)
Property, plant and equipment, net		$ 533,744	$ 536,634

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires the Company to review the carrying value of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such a circumstance were deemed to exist, the carrying value of the asset would be compared to the expected undiscounted future cash flows generated by the asset.

As a result of technological advances, which led to the Company's recent upgrade to GSM/GPRS/EDGE technology during 2004, the Company reassessed the useful lives and carrying values of its TDMA network assets during the fourth quarter of 2004. While no impairment was noted, this assessment did result in the reduction of the Company's useful lives for these TDMA network assets. This reduction in the useful lives will result in an annual increase in depreciation expense totaling $6.6 million through 2007.

The Company also evaluates the carrying value of its indefinite life intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which requires the Company to evaluate the carrying value using its fair values at least annually. To complete this evaluation, the Company performs a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company's policy to aggregate its wireless license acquisition costs. The Company determines the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. Upon implementation of SFAS No. 142 during 2002, the Company performed this comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. Based on the comparison, the Company determined that the carrying amount of its wireless license acquisition costs exceeded their estimated fair value. As a result, the Company recorded a charge, net of income tax benefit, of $33.3 million to reflect the write-down of its wireless license acquisition costs to their fair value and a charge of $140.8 million to reflect its equity in the write-down of the wireless license acquisition costs of its then 50% owned joint venture, American Cellular to their fair values.

For goodwill, there is a two-step approach for assessing impairment. The first step requires a comparison of the fair value of the Company to its carrying amount, including goodwill. If the estimated fair value exceeds its carrying amount, then the goodwill is not deemed to be impaired. If the estimated fair value does not exceed its carrying value, the second step of the impairment test is performed, which measures the amount of impairment loss. During 2002, the Company identified impairments relating to its indefinite life intangible assets. At June 30, 2002 and continuing through August 2003, American Cellular failed to comply with the total debt leverage ratio required by its senior credit facility. Due to factors and circumstances impacting

American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and its indefinite life intangible assets in accordance with SFAS No. 142. Based on these evaluations at June 30, 2002 and December 31, 2002, American Cellular concluded that there were impairments of its goodwill. Therefore, American Cellular recorded an impairment loss totaling $377.0 million at June 30, 2002, and an additional impairment loss of $423.9 million at December 31, 2002, bringing its total impairment loss on goodwill to $800.9 million for the year ended December 31, 2002. However, after recognizing the Company's 50% interest in American Cellular's impairment at June 30, 2002, the Company's investment in the joint venture was written down to zero. Therefore, the additional impairment loss at December 31, 2002, did not impact the Company's results of operations or financial condition.

The Company's annual evaluations during 2003 and 2004 were completed and no impairment losses on its goodwill or its wireless license acquisition costs were required.

Wireless License Acquisition Costs

Wireless license acquisition costs consist of amounts paid to acquire FCC licenses to provide wireless services. In accordance with SFAS No. 142, which was effective January 1, 2002, the Company no longer amortizes wireless license acquisition costs. Instead, the Company tests for the impairment of indefinite life intangible assets at least annually and only adjusts the carrying amount of these intangible assets upon an impairment of the indefinite life intangible assets.

Goodwill

In accordance with SFAS No. 142, the Company continues to test for the impairment of goodwill at least annually and will only adjust the carrying amount of goodwill upon an impairment of the goodwill.

Deferred Financing Costs

Deferred financing costs consist primarily of fees incurred to issue the Company's credit facility and notes. Deferred financing costs are being amortized over the term of the debt of eight to ten years. Interest expense related to this amortization of $6.6 million was recorded in 2004, $8.4 million in 2003, and $9.3 million in 2002.

Customer List

Customer list consists of amounts paid to acquire wireless customer lists. Customer list acquisition costs are being amortized on a straight-line basis over five years, which is based upon the Company's historical and projected customer additions and reductions. Amortization expense of $24.9 million was recorded in 2004, $20.6 million in 2003 and $13.1 million in 2002. Based on the remaining expected life of the Company's customer list, the future estimated amortization expense is approximately $24.1 million in 2005, $22.6 million in 2006 and 2007, $16.4 million in 2008 and $1.9 million in 2009.

Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," which requires the Company to record an asset or liability. All derivatives are recognized on the balance sheet at their fair value. All of the Company's derivatives that qualify for hedge accounting treatment are "cash flow" hedges.

The Company's accumulated other comprehensive loss, net of income tax benefit, was $1.1 million as of December 31, 2002. the Company's hedge contracts expired in April 2003, and were reclassified and expensed during 2003, leaving no balance as of December 31, 2003 or December 31, 2004. During 2004, 2003 and 2002, there were no gains or losses reclassified into earnings as a result of the discontinuance of hedge accounting treatment for any of the Company's derivatives.

By using derivative instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are usually placed with counterparties that the Company believes are minimal credit risks. It is the Company's policy to only enter into derivative contracts with investment grade rated counterparties deemed by management to be competent and competitive market makers.

Revenue Recognition

The Company recognizes service revenue over the period it is earned. The cost of providing service is recognized as incurred. Airtime and toll revenue are billed in arrears. The Company accrued estimated unbilled revenue for services provided of $9.1 million as of December 31, 2004, and $10.0 million as of December 31, 2003, which is included in accounts receivable in the accompanying consolidated balance sheets. Monthly access charges are billed in advance and are reflected as deferred revenue on the accompanying consolidated balance sheets. Equipment revenue is recognized when the equipment is delivered to the customer. Subscriber acquisition costs (primarily commissions and losses on equipment sales) are expensed as incurred and are included in marketing and selling costs.

Advertising Costs

Advertising costs are expensed as incurred and are included as marketing and selling expenses in the accompanying consolidated statements of operations. Advertising costs amounted to $36.4 million for the year ended December 31, 2004, $19.2 million for the year ended December 31, 2003 and $13.9 million for the year ended December 31, 2002.

Income Taxes

The Company files a consolidated income tax return. Income taxes are allocated among the various entities included in the consolidated tax return, as agreed, based on the ratio of each entity's taxable income (loss) to consolidated taxable income (loss). Deferred income taxes reflect the estimated future tax effects of differences between financial statement and tax bases of assets and liabilities at year-end. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Disposal of Long-Lived Assets

The Company accounts for the disposal of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The discontinued operations described in Note 3 are reflected in the consolidated financial statements as "Income from Discontinued Operations."

Stock-Based Compensation

The Company accounts for its stock option plans under APB Opinion 25, "Accounting for Stock Issued to Employees," under which no compensation expense is recognized. The following schedule shows the Company's net (loss) income applicable to common stockholders and net (loss) income applicable to common stockholders per share for the last three years ended December 31, 2004, 2003 and 2002, had compensation expense been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation." The pro forma information presented below is based on several assumptions and should not be viewed as indicative of the Company's results in future periods.

	2004	2003	2002
	($ In thousands, except for per share amounts)		
Net (loss) income applicable to common stockholders:			
As reported	$(59,798)	$151,041	$(193,076)
Pro forma stock-based compensation, net of tax	(6,499)	(6,142)	(8,722)
Pro forma	$(66,297)	$144,899	$(201,798)
Basic net (loss) income applicable to common stockholders per common share:			
As reported	$ (0.45)	$ 1.42	$ (2.13)
Pro forma	$ (0.50)	$ 1.36	$ (2.23)
Diluted net (loss) income applicable to common stockholders per common share:			
As reported	$ (0.45)	$ 1.38	$ (2.13)
Pro forma	$ (0.50)	$ 1.32	$ (2.23)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002
	(Amounts expressed in percentages)		
Interest rate	3.01%	3.25%	5.10%
Expected volatility	139.52%	150.63%	237.70%
Dividend yield	0%	0%	0%

The weighted average fair value of options granted using the Black-Scholes option pricing model was $4.20 in 2004, $3.46 in 2003 and $2.09 in 2002 assuming an expected life of ten years.

Earnings Per Share

SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share — "basic" and "diluted." Basic net (loss) income applicable to common stockholders per common share is computed by dividing net (loss) income available to stockholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted net (loss) income applicable to common stockholders per common share is similar to basic net (loss) income applicable to common stockholders per common share, except that the denominator, unless the effect of the additional shares is antidilutive, is increased to include the number of additional shares that would have been outstanding if the dilutive shares had been issued. Dilutive shares represent the amount of additional shares that would be required to be issued if all the options and convertible preferred stock that are "in the money" were exercised or converted. Shares that are potentially dilutive are Company granted stock options, totaling 9.6 million shares, and shares of the Company's Series F preferred stock, which are convertible into 14.0 million shares of the Company's Class A

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock. The table below sets forth the detailed computation of the Company's basic and diluted earnings per common share. Due to losses incurred in 2002 and 2004, the inclusion of additional shares was antidilutive.

	Year Ended December 31,		
	2004	2003	2002
	($ In thousands, except per share data)		
Net (loss) income applicable to common stockholder	$ (59,798)	$ 151,041	$ (193,076)
Basic net (loss) income applicable to common stockholders per common share:			
Continuing operations:			
Loss from continuing operations.	$ (0.39)	$ (0.48)	$ (1.23)
Dividends on and repurchases of preferred stock	(0.06)	1.65	(0.29)
Discontinued operations	—	0.25	1.31
Change in accounting principle	—	—	(1.92)
Basic net (loss) income applicable to common stockholders per common share	$ (0.45)	$ 1.42	$ (2.13)
Basic weighted average common shares outstanding	133,784,752	106,291,582	90,671,688
Diluted net (loss) income applicable to common stockholders per common share:			
Continuing operations:			
Loss from continuing operations	$ (0.39)	$ (0.46)	$ (1.23)
Dividends on and repurchases of preferred stock	(0.06)	1.60	(0.29)
Discontinued operations	—	0.24	1.31
Change in accounting principle	—	—	(1.92)
Diluted net (loss) income applicable to common stockholders per common share	$ (0.45)	$ 1.38	$ (2.13)
Diluted weighted average common shares outstanding	133,784,752	109,676,631	90,671,688

The Company's Class C and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to this conversion feature, basic net (loss) income per common share is computed by the weighted average number of shares of common stock outstanding on an as converted basis for the period described.

The following table reconciles the net earnings and common shares outstanding used in the calculations of basic and diluted net (loss) income per share for 2004, 2003 and 2002.

	Net (Loss) Income Applicable to Common Stockholders	Weighted Average Common Shares Outstanding
	(In millions except per share data)	
Year Ended December 31, 2004:		
Basic net loss per share	$(0.45)	133.8
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options...............	—	—
Diluted net loss per share	$(0.45)	133.8
Year Ended December 31, 2003:		
Basic net income per share	$ 1.42	106.3
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options...............	(0.04)	3.4
Diluted net income per share	$ 1.38	109.7
Year Ended December 31, 2002:		
Basic net loss per share	$(2.13)	90.7
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options...............	—	—
Diluted net loss per share	$(2.13)	90.7

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuations of intangible assets; valuation allowances for receivables and inventories; obligations related to employee benefits; and obligations related to acquired and sold properties. Actual results could differ from those estimates.

Significant Concentrations

In connection with providing wireless services to customers of other wireless carriers, the Company has contractual agreements with those carriers, which provide for agreed-upon billing rates between the parties. Approximately 84% during the year ended December 31, 2004, 80% during the year ended December 31, 2003 and 76% during the year ended December 31, 2002 of the Company's roaming revenue was earned from two wireless carriers.

Reclassifications

Certain reclassifications have been made to the previously presented 2003 and 2002 balances to conform to the current presentation.

Recently Issued Accounting Pronouncements

The FASB's Emerging Issues Task Force issued "EITF 00-21: Accounting for Revenue Arrangements with Multiple Deliverables," to address certain revenue recognition issues. The guidance provided from EITF 00-21 addresses both the timing and classification in accounting for different earnings processes. The Company adopted EITF 00-21 in July 2003 and it did not have a material impact on the Company's financial condition or operations.

In May, 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity." This statement was effective for interim periods beginning after June 15, 2003 and required that mandatorily redeemable preferred stock be classified as a liability and any related accretion of discount and accrual of dividends be charged to the Company's statement of operations. Prior to June 15, 2003, the charges related to the mandatorily redeemable preferred stock were not reflected in net income (loss), but were reflected in determining net income (loss) applicable to common stockholders. At December 31, 2003, the carrying value of the Company's mandatorily redeemable preferred stock was $253.3 million. The related dividends that would have been reflected as a financing expense was $40.5 million for the six months ended June 30, 2003. Subsequent to the adoption of SFAS No. 150 for the six months ended December 31, 2003, the Company has reflected $30.6 million of its dividends as a financing expense.

In accordance with the provisions of EITF Topic D-42, as amended at the July 31, 2003 EITF meeting, the Company reduced the gain on the redemption of preferred stock previously reported in the fourth quarter of 2002 and first quarter of 2003 by the pro rata portion of the respective preferred stock issuance costs associated with the redeemed shares. The gains on the redemptions of preferred stock were reduced by $2.5 million and $1.6 million respectively, which reduced earnings per share for the respective periods by $0.03 and $0.02.

At the September 29-30, 2004 meeting of the EITF, the SEC Staff announced Topic D-108, "Use of the Residual Method to Value Acquired Assets Other than Goodwill." EITF D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, intangible assets should be separately and directly valued and the resulting fair value recognized. The Company has used the "start-up" method to determine the fair value of its licenses. As a result, the Company's financial condition or results was not impacted by the implementation of EITF Topic D-108.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment." Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.

As a larger public entity, the Company will be required to apply Statement 123(R) as of the first annual reporting period that begins after December 15, 2005, which is the first quarter of 2006.

Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, the Company has historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase the Company's non-cash compensation expense in future periods. The Company has not determined the method that it will use to estimate the fair value of stock options as part of its adoption of Statement 123(R). As disclosed in the notes to the Company's consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased its non-cash compensation expense, net of tax, by approximately $6.5 million in 2004, $6.1 million in 2003, and $8.7 million in 2002. The provisions of the Company's credit facilities, outstanding notes, and preferred stock do not include non-cash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on the Company's financial condition or capital resources.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 specifies the criteria required to record a nonmonetary asset exchange using carryover basis. SFAS No. 153 is effective for nonmonetary asset exchanges occurring after July 1, 2005. The Company will adopt this statement in the third quarter of 2005 and it is not expected to have a material impact on the consolidated financial statements when adopted.

3.   DISCONTINUED OPERATIONS

On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless' ownership in Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company is the majority owner of these three markets. The Company accounted for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. Therefore, the Michigan 5 RSA assets, liabilities and results of operations have only been included in the accompanying consolidated financials from the date of acquisition, February 17, 2004. However, as a result of a definitive agreement that was entered into prior to December 31, 2003, the Company's consolidated financial statements were reclassified for all periods presented to reflect the operations, assets and liabilities of the Maryland 2 RSA wireless property as discontinued operations. In addition, the Company recognized a loss of $12.7 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. The assets and liabilities of such operations are classified as "Assets of discontinued operations" and "Liabilities of discontinued operations," respectively, on the December 31, 2003 consolidated balance sheet and consist of the following:

	December 31, 2003
	($ In thousands)
Current assets	$ 2,637
Property, plant and equipment, net	19,606
Wireless license acquisition costs, net	47,790
Other assets	10
Total assets of discontinued operations	$70,043
Current liabilities	$ 2,654
Accrued loss on discontinued operations	20,530
Deferred tax liabilities	6,069
Total liabilities of discontinued operations	$29,253

The net income from the Maryland 2 RSA property is classified on the consolidated statement of operations as "Income from discontinued operations." Summarized results of discontinued operations are as follows:

	Year Ended December 31,		
	2004	**2003**	**2002**
	($ In thousands)		
Operating revenue	$3,556	$37,731	$45,136
Income before income taxes	714	7,656	11,340
Income tax expense	(271)	(2,909)	(4,309)
Income from discontinued operations	443	4,747	7,031

On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless' two wireless properties in Alaska, and all of the outstanding shares of the Company's Series AA preferred stock that AT&T Wireless previously held, which the Company then cancelled. The cost of the acquired Alaska assets was $126.0 million. The Company accounted for the exchange as a sale of the California properties and a purchase of the Alaska properties. Therefore, the Alaska assets, liabilities and results of operations have only been included in the accompanying consolidated financials from the date of acquisition, June 17, 2003. However, the Company's consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the California properties, as discontinued operations. In addition, the Company recognized a gain of $27.5 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. Since the assets and liabilities were sold during 2003, no amounts were remaining as of December 31, 2003. In addition, the net income from the California properties were classified on the consolidated statement of operations as "Income from discontinued operations." Summarized results of discontinued operations are as follows:

	Year Ended December 31,		
	2004	**2003**	**2002**
	($ In thousands)		
Operating revenue	$—	$31,964	$69,642
Income before income taxes	—	11,610	19,842
Income tax expense	—	(4,412)	(7,540)
Income from discontinued operations	—	7,198	12,302

On February 8, 2002, the Company sold California 7 RSA, Ohio 2 RSA and Georgia 1 RSA and its 75% ownership in Arizona 5 RSA, to Verizon Wireless for a total purchase price of $348.0 million, and American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. Proceeds from these transactions were used primarily to pay down bank debt. However, $11.3 million of these proceeds were being held in escrow to cover any future contingencies and are shown as restricted assets on the Company's December 31, 2003 balance sheet. The Company received the $11.3 million in 2004. In addition, the Company recognized a gain on sale totaling $88.3 million, net of tax, for the year ended December 31, 2002, in connection with these transactions. These transactions were also accounted for as discontinued operations.

The net income from properties sold to Verizon Wireless is classified on the consolidated statement of operations as "Income from discontinued operations." Summarized results of discontinued operations are as follows:

	Year Ended December 31,		
	2004	**2003**	**2002**
	($ In thousands)		
Operating revenue	$—	$—	$12,570
Income before income taxes	—	—	8,260
Income tax expense	—	—	(3,139)
Income from discontinued operations	—	—	5,121

The credit facility and notes of the Company are at the consolidated level and are not reflected by each individual market. Thus, the Company has allocated a portion of interest expense to the discontinued operations to properly reflect the interest that was incurred to finance the operations for these markets. Interest is allocated based on the percentage of market population. The interest expense allocated to discontinued operations was $5.2 million for the year ended December 31, 2003 and $13.0 million for the year ended December 31, 2002.

The net loss from discontinued operations from the Company's previous investment in joint venture represents the discontinued operations from American Cellular. Prior to August 19, 2003, the Company owned 50% of the joint venture, which owned American Cellular, therefore, only 50% of this loss is reflected on the Company's statement of operations. The results from the Tennessee 4 RSA property, which was also sold to Verizon during February 2002, is summarized as follows:

	Year Ended December 31,		
	2004	**2003**	**2002**
	($ In thousands)		
Operating revenue	$—	$—	$ 2,319
Loss before income taxes	—	—	(1,090)
Income tax benefit	—	—	436
Loss from discontinued operations	—	—	(654)

American Cellular also allocated a portion of interest expense to its discontinued operations to properly reflect the interest that was incurred by American Cellular to finance the operations of its Tennessee 4 RSA market. Interest is allocated based on the percentage of market population. The interest expense allocated to this market was $1.0 million for the year ended December 31, 2002.

4. BUSINESS COMBINATIONS

On August 8, 2003, American Cellular, a 50%-owned, indirect subsidiary of the Company, and ACC Escrow Corp., a newly formed, wholly owned, indirect subsidiary of the Company, completed the offering of $900.0 million aggregate principal amount of 10% senior notes due 2011. The senior notes were issued at par by ACC Escrow Corp. ACC Escrow Corp. was then merged into American Cellular as part of the American Cellular restructuring described below, and American Cellular assumed ACC Escrow Corp.'s obligations under these senior notes. The net proceeds from the offering were used to fully repay American Cellular's existing bank credit facility and to pay expenses of the restructuring. DCC is not a guarantor of these senior notes. All material subsidiaries of American Cellular are the guarantors of these senior notes.

On August 19, 2003, the Company and American Cellular completed an exchange offer for American Cellular's existing 9.5% senior subordinated notes due 2009. This exchange offer resulted in the restructuring of American Cellular's indebtedness and equity ownership. As part of the American Cellular restructuring, holders of $681.9 million of the $700.0 million principal amount of American Cellular's outstanding notes tendered their notes for exchange. In exchange for the tendered notes, the tendering noteholders received from the Company 43.9 million shares of the Company's Class A common stock, 681,900 shares of the Company's Series F preferred stock with an aggregate liquidation preference of $121.8 million, convertible into a maximum of 13.9 million shares of the Company's Class A common stock, and $48.7 million in cash. The Company also issued an additional 4,301 shares of its Series F preferred stock and 276,848 shares of its Class A common stock in payment of certain fees. Upon consummation of the restructuring, American Cellular became a wholly owned indirect subsidiary of the Company. Therefore, American Cellular's assets, liabilities and results of operations have been included in the accompanying consolidated financials from the date of acquisition.

The calculation of the purchase price of American Cellular (including fees paid in conjunction with the restructuring of American Cellular) and the allocation of the acquired assets and assumed liabilities for American Cellular are as follows:

	(In millions, except share price)
Calculation and allocation of purchase price:	
Shares of DCC common stock issued	44.2
Market price of DCC common stock	$ 6.84
Fair value of common stock issued	$ 302.0
Plus fair value of DCC convertible preferred stock issued	122.5
Plus cash paid to American Cellular noteholders	50.0
Total purchase price	474.5
Plus fair value of liabilities assumed by DCC:	
Current liabilities	73.7
Long-term debt	912.6
Other non-current liabilities	1.8
Deferred income taxes	169.4
Total purchase price plus liabilities assumed	$1,632.0
Fair value of assets acquired by DCC:	
Current assets	104.8
Property, plant and equipment	186.5
Wireless licenses	669.2
Customer lists	80.0
Deferred financing costs	18.8
Other non-current assets	0.6
Goodwill (non-deductible for income taxes)	572.1
Total fair value of assets acquired	$1,632.0

As a result of the Company paying $474.5 million in common stock, preferred stock and cash, and assuming American Cellular's liabilities totaling $1,157.5 million, the fair market value of the assets acquired by the Company was established at $1,632.0 million. The value of the 44.2 million shares of common stock was determined based on the average market price of the Company's common stock over the two-day period before and after the terms of the acquisition were agreed to and announced. The preferred stock was valued at its negotiated price.

To determine the purchase price allocation and the resulting recognition of goodwill, the Company analyzed all of the assets acquired. The Company reviewed the prior carrying value of the current assets and the property, plant and equipment and determined that the carrying value approximated the fair market value.

In the Company's review of the wireless license acquisition costs and customer lists the Company determined that the fair values exceeded the prior carrying values and adjusted them accordingly. The Company completed the valuation of the wireless license acquisition costs during the fourth quarter of 2003, resulting in an increase of $100 million to American Cellular's wireless license acquisition costs. As for the customer lists, the Company reviewed American Cellular's customer base and considered several factors, including the cost of acquiring customers, the average length of contracts with these customers and the average revenue that they could provide, and increased the value by $65.6 million to $80.0 million. Finally, the deferred financing costs represent the costs associated with financing and acquisition of American Cellular and issuing American Cellular's new 10% senior notes.

The Company acquired the remaining equity interest in American Cellular to continue the Company's strategy of owning rural and suburban wireless telecommunication service areas. As a result of the acquisition, the Company increased the number of service areas in which it is licensed to offer services and increased the number of its subscribers.

Prior to the restructuring, American Cellular had net operating loss, or NOL, carryforwards of approximately $375.0 million. The restructuring transactions resulted in the reduction of approximately $225.0 million of those NOL carryforwards. After the restructuring, approximately $150.0 million of NOL carryforwards remain available to American Cellular. However, the restructuring also resulted in an ownership change within the meaning of the Internal Revenue Code, or I.R.C. Section 382 and the regulations thereunder. This ownership change limits the amount of previously generated NOL carryforwards that American Cellular can utilize to offset future taxable income on an annual basis. American Cellular has reviewed the need for a valuation allowance against these NOL carryforwards. Based on a review of taxable income, history and trends, forecasted taxable income, expiration of carryforwards and limitations on the annual use of the carryforwards, American Cellular has not provided a valuation allowance for the NOL carryforwards because management believes that it is more likely than not that all of the NOL carryforwards of American Cellular will be realized prior to their expiration.

On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless' two wireless properties in Alaska, and all of the outstanding shares of the Company's Series AA preferred stock that AT&T Wireless previously held, as described above in Note 3.

On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless' ownership in Michigan 5 RSA, as described above in Note 3.

On June 15, 2004, the Company acquired certain assets, principally PCS licenses and an existing GSM/GPRS/EDGE network, of NPI-Omnipoint Wireless, LLC, or NPI, for approximately $29.5 million.

On December 29, 2004, the Company completed the acquisition of the Michigan wireless assets of RFB and certain affiliates for $29.3 million. The Company purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code. Upon closing, the Company obtained control over most of these assets; however, assignment of certain spectrum licenses required FCC approval, which the Company later obtained. The spectrum licenses were assigned to the Company on June 22, 2005.

The above business combinations are accounted for as purchases. Accordingly, the related statements of financial position and results of operations have been included in the accompanying consolidated statements of operations from the date of acquisition. The unaudited pro forma information set forth below includes all significant business combinations, as if the combinations occurred at the beginning of the period presented. The acquisition of American Cellular during 2003 was significant to the Company's results of operations and thus, cumulatively the results from all the 2003 acquisitions, including the Alaska properties, were included in the pro forma information below. The unaudited pro forma financial information related to the Company's 2004 acquisitions have not been presented because these acquisitions, individually or in aggregate were not significant to the Company's consolidated results of operations. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time:

	For the Year Ended December 31,	
	2003	2002
	($ In thousands, except per share amounts)	
Operating revenue	$1,075,787	$ 1,059,691
Loss from continuing operations	(24,131)	(765,680)
Net income (loss) before cumulative effect of accounting changes	2,600	(633,683)
Net income (loss)	2,600	(1,089,437)
Net income (loss) applicable to common stockholders	172,096	(1,123,403)
Net income (loss) applicable to common stockholders per common share	1.28	(8.35)

5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE

Through August 18, 2003, the Company owned a 50% interest in a joint venture that owned American Cellular Corporation ("American Cellular"). This investment was accounted for using the equity method of accounting. Beginning on June 30, 2002 and continuing through August 2003, American Cellular failed to comply with a financial covenant in its senior credit facility, which required that American Cellular not exceed a certain total debt leverage ratio. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and indefinite life intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Based on the re-evaluations, American Cellular concluded that there was an impairment of its goodwill at June 30, 2002 and December 31, 2002. As a result, American Cellular recognized an impairment loss totaling $377.0 million at June 30, 2002 and an additional impairment loss of $423.9 million at December 31, 2002. After recognizing its 50% interest of the impairment loss at June 30, 2002, the Company's investment in the joint venture was written down to zero. Therefore, American Cellular's additional impairment loss of $423.9 million at December 31, 2002 did not impact the Company's results of operations or financial condition. The Company did not guarantee any of American Cellular's obligations.

The following is a summary of the significant operating results for the joint venture and its subsidiary, American Cellular, for the period from January 1, 2003 through August 18, 2003 and for the year ended December 31, 2002:

	Period from January 1, 2003 through August 18, 2003	For the Year Ended December 31, 2002
	($ In thousands)	
Operating revenue	$288,727	$ 452,830
Operating income (loss)	83,677	(687,342)
Income (loss) from continuing operations	2,339	(813,575)
Income from discontinued operations and sale of discontinued operations, net	—	12,818
Cumulative effect of change in accounting principle, net	—	(281,640)
Extraordinary gain, net	131,009	—
Dividends	(2,545)	(4,661)
Net income (loss) applicable to members	130,803	(1,087,058)

On August 19, 2003, as described above in Note 4, the Company and American Cellular completed the restructuring of American Cellular's indebtedness and equity ownership. Upon consummation of the restructuring, American Cellular became a wholly owned indirect subsidiary of the Company. Therefore, as of December 31, 2003 and 2004, American Cellular's balance sheet data is included in the Company's consolidated balance sheet.

6. CREDIT FACILITY AND NOTES

The Company's credit facility and notes as of December 31, 2004 and 2003, consisted of the following:

	2004	2003
	($ In thousands)	
Credit facility	$ —	$ 548,625
Dobson/Sygnet senior notes	—	5,245
10.875% DCC senior notes, net of discount of $1.3 million	297,683	298,443
8.875% DCC senior notes	419,681	650,000
8.375% Dobson Cellular senior notes	250,000	—
Dobson Cellular floating rate senior notes	250,000	—
9.875% Dobson Cellular senior notes	325,000	—
10% American Cellular senior notes	900,000	900,000
Other notes payable, net	13,774	12,871
Total credit facility and notes	2,456,138	2,415,184
Less-current maturities	—	5,500
Total credit facility and notes	$2,456,138	$2,409,684

Credit Facility

Dobson Cellular's senior secured credit facility currently consists of a $75.0 million senior secured revolving credit facility.

The Dobson Cellular credit facility is guaranteed by the Company, DOC and DOC Lease Co LLC, and is secured by a first priority security interest in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of senior secured notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of December 31, 2004, the Company had no borrowings under this amended credit facility.

Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. The Company has the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.

Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.

The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit the Company's ability to:

- make capital expenditures;

- sell or dispose of assets;

- incur additional debt;

- create liens;

- merge with or acquire other companies;

- engage in transactions with affiliates, including dividend restrictions; and

- make loans, advances or stock repurchases.

Senior Notes

Dobson Communications 8.875% Senior Notes

On September 26, 2003, the Company completed its offering of $650.0 million aggregate principal amount of 8.875% senior notes due 2013. The net proceeds from the sale of the notes were used to repay in full all amounts owing under the old bank credit facility of DOC, and to repay in part amounts owing under the bank credit facility of Sygnet Wireless, Inc. These senior notes rank pari passu in right of payment with any of the Company's existing and future senior indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of the Company's 8.875% senior notes and is not subject to certain covenants contained in the related indenture.

In connection with the closing of the sale of the notes, the Company entered into an indenture dated September 26, 2003 with Bank of Oklahoma, National Association, as Trustee. The indenture contains certain covenants including, but not limited to, covenants that limit the Company's ability and that of its restricted subsidiaries to:

- incur indebtedness;

- incur or assume liens;

- pay dividends or make other restricted payments;

- impose dividend or other payment restrictions affecting the Company's restricted subsidiaries;

- issue and sell capital stock of the Company's restricted subsidiaries;

- issue certain capital stock;

- issue guarantees of indebtedness;

- enter into transactions with affiliates;

- sell assets;

- engage in unpermitted lines of business;

- enter into sale and leaseback transactions; and

- merge or consolidate with or transfer substantial assets to another entity.

During the first quarter of 2004, the Company purchased $55.5 million principal amount of its 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. The Company's first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of deferred financing costs. During November 2004, a portion of the proceeds from the offering by Dobson Cellular of $825.0 million of senior secured notes were used to repurchase approximately $174.8 million principal amount of the Company's 8.875% senior notes. The Company reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $48.7 million in the fourth quarter of 2004 as a result of these repurchases.

Dobson Communications 10.875% Senior Notes

On June 15, 2000, the Company completed a private sale of $300.0 million principal amount of its 10.875% senior notes maturing on July 1, 2010. The Company used $207.0 million of the net proceeds to repay indebtedness under the senior secured revolving credit facility of DOC, and the remaining proceeds were used for working capital and other general corporate purposes. The senior notes rank pari passu in right of payment with any of the Company's existing and future unsubordinated indebtedness and are senior to all existing and future subordinated indebtedness. The notes are redeemable at any time. American Cellular is an unrestricted subsidiary for purposes of the Company's 10.875% senior notes.

In connection with the closing of the sale of the notes, the Company entered into an indenture with The Bank of New York, as successor trustee to United States Trust Company of New York. The indenture contains certain covenants consistent with the covenants noted above in the 8.875% senior notes.

During November 2004, a portion of the proceeds from the offering by Dobson Cellular of $825.0 million of senior secured notes were used to repurchase approximately $1.0 million principal amount of the Company's 10.875% senior notes. The Company reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million in the fourth quarter of 2004 as a result of these repurchases.

New Dobson Cellular Senior Secured Notes

On November 8, 2004, the Company's wholly owned subsidiary, Dobson Cellular, completed the offering of $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011, $250.0 million of first priority senior secured floating rate notes due 2011 and $325.0 million of 9.875% second priority senior secured notes due 2012. The notes are guaranteed on a senior basis by the Company, DOC, and Dobson Cellulars' wholly owned subsidiaries, and the notes and guarantees are secured by liens on the capital stock of DOC and Dobson Cellular and on substantially all of the assets of DOC, Dobson Cellular and Dobson Cellulars' subsidiaries that guarantee the notes, other than excluded assets (as defined in the indentures for the notes). The notes and guarantees rank pari passu in right of payment with existing and future senior indebtedness of Dobson Cellular and the guarantors, and senior to all existing and future subordinated indebtedness of Dobson Cellular and the guarantors.

A portion of the proceeds from the offering was used to repay all amounts outstanding under Dobson Cellulars' senior secured credit facility and to repurchase $175.8 million of previously outstanding debt securities and to fund the acquisition of RFB.

2011 Fixed Rate Notes

Interest on the 2011 first priority senior secured notes accrues at the rate of 8.375% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. The Company makes each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

2011 Floating Rate Notes

The 2011 first priority senior secured floating rate notes bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.75%. At December 31, 2004, LIBOR equaled 2.56% therefore, the interest rate on these notes was 7.31%.

2012 Fixed Rate Notes

Interest on the 2012 second priority senior secured notes accrues at the rate of 9.875% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. The Company makes each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

In connection with the closing of the sale of the notes, Dobson Cellular and the guarantors entered into indentures with Bank of Oklahoma, as trustee for the notes due 2011, and BNY Midwest Trust Company, as trustee for the notes due 2012. The indentures contain certain covenants, including, but not limited to, covenants that limit the ability of Dobson Cellular and its restricted subsidiaries to:

- incur indebtedness;
- incur or assume liens;
- pay dividends or make other restricted payments;
- impose dividend or other payment restrictions affecting Dobson Cellulars' restricted subsidiaries;
- issue and sell capital stock of Dobson Cellulars' restricted subsidiaries;
- issue certain capital stock;
- issue guarantees of indebtedness;
- enter into transactions with affiliates;
- sell assets;
- engage in any business other than a permitted business;
- enter into sale and leaseback transactions; and
- merge or consolidate with or transfer substantial assets to another entity.

American Cellular Senior Notes

In connection with the American Cellular reorganization, on August 8, 2003, ACC Escrow Corp., (now American Cellular) completed an offering of $900.0 million aggregate principal amount of existing 10% senior notes due 2011. These senior notes were issued at par. On August 19, 2003, ACC Escrow Corp. was merged into American Cellular, and the net proceeds from the offering were used to fully repay American Cellular's existing bank credit facility and to pay expenses of the offering and a portion of the expenses of the restructuring. Dobson Communications and Dobson Cellular are not guarantors of these senior notes.

The indenture for American Cellular's 10% senior notes includes certain covenants including, but not limited to, covenants that limit the ability of American Cellular and its restricted subsidiaries to:

- incur indebtedness;
- incur or assume liens;
- pay dividends or make other restricted payments;

- impose dividend or other payment restrictions affecting American Cellular's restricted subsidiaries;

- issue and sell capital stock of American Cellular's restricted subsidiaries;

- issue certain capital stock;

- issue guarantees of indebtedness;

- enter into transactions with affiliates;

- sell assets;

- engage in unpermitted lines of business;

- enter into sale and leaseback transactions; and

- merge or consolidate with or transfer substantial assets to another entity.

During 2001, American Cellular issued $700.0 million principal amount of 9.5% senior subordinated notes due 2009 at a discount of $6.9 million. The discount was being amortized over the life of the notes. In August 2003, as part of the restructuring of American Cellular, holders of $681.9 million outstanding principal amount of American Cellular's senior notes surrendered their senior notes and received approximately $48.7 million in cash, 43.9 million shares of newly issued shares of the Company's Class A common stock, and 681,900 shares of the Company's Series F preferred stock, which has an aggregate liquidation preference of approximately $121.8 million and is convertible into a maximum of 13.9 million shares of the Company's Class A common stock. The Company also issued an additional 4,301 shares of its Series F preferred stock and 276,848 shares of its Class A common stock in payment of certain fees. There remains outstanding $18.1 million principal amount of American Cellular's 9.5% senior subordinated notes.

Minimum Future Payments

Minimum future payments of the Company's notes for years subsequent to December 31, 2004, are as follows:

	($ In thousands)
2005	$ —
2006	—
2007	—
2008	—
2009	13,774
2010 and thereafter	2,442,364
	$2,456,138

7. LEASES, COMMITMENTS AND CONTINGENCIES

Leases

The Company has numerous operating leases; these leases are primarily for its administrative offices, including its corporate office, retail stores, cell site towers and its locations and vehicles. Future minimum lease payments required under operating leases that have an initial or remaining noncancellable lease term in excess of one year at December 31, 2004, are as follows:

	Operating Leases
	($ In thousands)
2005	$46,300
2006	40,021
2007	33,708
2008	28,552
2009	23,475
2010 and thereafter	71,010

Lease expense under the operating leases was $46.5 million for the year ended December 31, 2004, $30.5 million for the year ended December 31, 2003 and $22.5 million for the year ended December 31, 2002.

Commitments

The Company is obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/GPRS/EDGE related products and services prior to June 9, 2007. If the Company fails to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of December 31, 2004, $27.5 million of this commitment has been fulfilled.

Contingencies

Beginning on October 22, 2004, securities class action lawsuits were filed against the Company and certain of its officers and/or directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of the Company's publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege that the Company concealed significant decreases in revenues and failed to disclose certain facts about its business, including that the Company's rate of growth in roaming minutes was substantially declining, and that it had experienced negative growth in October 2003; that AT&T, the Company's largest roaming customer, had notified the Company that it wanted to dispose of its equity interest in the Company that it had held since the Company's initial public offering, significantly decreasing their interest in purchasing roaming capacity from the Company; that Bank of America intended to dispose of its substantial equity interest in the Company as soon as AT&T disposed of its equity interest in the Company; that the Company had been missing sales quotas and losing market share throughout the relevant period; and that the Company lacked the internal controls required to report meaningful financial results. In addition, the lawsuits allege that the Company issued various positive statements concerning the Company's financial prospects and the continued growth in its roaming minutes, and that those statements were false and misleading. The Company intends to vigorously defend itself against these claims.

The Company has been in continuing discussions with the SEC regarding an informal inquiry regarding the timing of its disclosure that a controlling interest in the Company was pledged to secure a loan to DCCLP. The Company initially disclosed the pledge in September 2001, which it believes was timely, although the SEC disagrees with the Company's position. The loan and pledge that are the subject of this inquiry no longer exist. As a result of the Company's continuing discussions with the staff of the SEC, the Company has made, and there is pending, an offer of settlement to the SEC. Assuming the offer is accepted, there will be no fine or monetary penalty imposed on the Company or any other party, nor will such settlement otherwise have an adverse effect in any material respect on the Company.

The Company is party to various other legal actions arising in the normal course of business. None of these actions are believed by management to involve amounts that will be material to the Company's consolidated financial position, results of operation, or liquidity.

8. REDEEMABLE PREFERRED STOCK

As of December 31, 2004, 2003 and 2002, the Company's authorized and outstanding preferred stock was as follows:

Class	No. of Shares Authorized at December 31, 2004	No. of Shares Outstanding at December 31, 2004	No. of Shares Outstanding at December 31, 2003	No. of Shares Outstanding at December 31, 2002	Par Value per Share	Dividends	Liquidation Preference per Share	Mandatory Redemption Date	Other Features, Rights, Preferences and Powers
Senior Exchangeable ..	46,181	46,181	60,997	374,941	$1.00	12.25% Cumulative	$ 1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable ..	400,297	192,898	196,003	198,780	$1.00	13% Cumulative	$ 1,000	May 1, 2009	Non-voting
Series AA	—	—	—	200,000	$1.00	5.96% Cumulative	$ 1,000	Feb. 8, 2011	Non-voting
Class E	40,000	—	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Series F	1,900,000	686,201	686,201	—	$1.00	7% Cumulative	$ 178.571	Aug. 18, 2016	Non-voting
Other	3,613,522	—	—	—	—	—	—	—	—
	6,000,000	925,280	943,201	773,721					

Issuance of Preferred Stock

The Company issued 175,000 shares of 12.25% preferred stock in April 1998 and 64,646 shares of additional 12.25% preferred stock in December 1998, mandatorily redeemable on January 15, 2008 for $1,000 per share plus accrued and unpaid dividends. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock. On or before January 15, 2003, the Company could have paid dividends, at its option, in cash or in additional fully paid and nonassessable senior preferred stock having an aggregate liquidation preference equal to the amount of such dividends. However, after January 15, 2003, the Company was required to pay dividends in cash. Additionally, the Company may, at its option, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of January 15, 2008. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company's board of directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2004, the Company's 12.25% preferred stock totaled $46.2 million, less the unamortized financing costs of $0.9 million and the unamortized discount of $0.7 million.

In May 1999, the Company issued 170,000 shares of 13% preferred stock mandatorily redeemable on May 1, 2009 for $1,000 per share. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock and equal to the 12.25% preferred stock. On or before May 1, 2004, the Company could have paid dividends, at its option, in cash or in additional shares having an aggregate liquidation preference equal to the amount of such dividends. However, after May 1, 2004, the Company was required to pay dividends in cash. Additionally, the Company may, at its option, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of May 1, 2009. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company's board of directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2004, the Company's 13% preferred stock totaled $192.9 million, less the unamortized financing costs of $1.4 million.

The Company issued 686,201 shares of Series F preferred stock on August 18, 2003, mandatorily redeemable on August 18, 2016, for $178.571 per share. Holders of the preferred stock are entitled to cumulative dividends from the date of issuance and a liquidation preference of $178.571 per share. In addition, the preferred stock is convertible at the option of the holder, making it a conditionally redeemable instrument until August 18, 2016. The Company may pay dividends at its option, at 6% in cash or at 7% in additional shares of Series F preferred stock. The preferred stock is redeemable at the option of the Company in whole or in part on and after August 18, 2005. Holders of the preferred stock have no voting rights. Each share of the Company's Series F preferred stock is convertible into the Company's Class A common stock at a conversion rate of $8.75 per share, subject to adjustment from time to time.

Repurchases of Preferred Stock

During 2002, the Company repurchased a total of 40,287 shares of its 12.25% preferred stock and a total of 68,728 shares of its 13% preferred stock, which included dividends issued on the repurchased shares after the date of repurchase. The preferred stock repurchases totaled 109,015 shares for $38.7 million, all of which were canceled on December 31, 2002. Including deferred financing costs, this repurchase resulted in a gain on redemption and repurchases of preferred stock totaling $67.8 million. The gain on redemption and repurchases of preferred stock has been included in net income (loss) applicable to common stockholders.

During the first quarter of 2003, prior to the adoption of SFAS No. 150, the Company repurchased a total of 32,707 shares of its 12.25% preferred stock and a total of 27,500 shares of its 13% preferred stock. The preferred stock repurchases totaled 60,207 shares for $36.6 million, all of which were canceled by March 31, 2003. Including deferred financing costs, these repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to the Company all of its Series AA preferred stock, which had a fair value that was substantially lower than the Company's carrying value, thus resulting in a gain on redemption of preferred stock of $194.7 million. Therefore, the Company's total gain from redemption and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. The gain on redemption and repurchases of preferred stock has been included in net income applicable to common stockholders. Subsequent to the adoption of SFAS No. 150, in 2003, the Company repurchased an additional 293,101 shares of its 12.25% preferred stock for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemption and repurchases of preferred stock of $26.8 million, which is included in the Company's loss from continuing operations.

During the year ended December 31, 2004, the Company repurchased a total of 14,816 shares of its 12.25% preferred stock and 9,475 shares of its 13% preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million. These repurchases resulted in a gain from redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in the Company's loss from continuing operations. All repurchased shares of the Company's 12.25% preferred stock and 13% preferred stock have been canceled.

Dividends on Preferred Stock

The Company recorded preferred stock dividends in the form of additional shares of 12.25% and 13% preferred stock totaling 80,338 shares during 2002 and accrued dividends on its Series AA preferred stock of $12.1 million during 2002 which represented non-cash financing activity, and thus are not included in the accompanying consolidated statements of cash flows.

The Company recorded preferred stock dividends of $73.9 million for the year ended December 31, 2003 consisting primarily of $34.2 million of cash dividends on its 12.25% preferred stock, $6.3 million through the issuance of additional and accrued shares on its 12.25% preferred stock, $25.1 million of dividends on its 13% preferred stock through the issuance of additional shares, $1.2 million of cash dividends and $1.6 million of accrued dividends on its Series F preferred stock and $5.5 million of accrued dividends on its Series AA preferred stock. As a result of implementing SFAS No. 150 on July 1, 2003, dividends on the Company's mandatorily redeemable preferred stock began being presented as a financing expense, included in the Company's net loss, while dividends on the Company's conditionally redeemable preferred stock remained below the Company's net loss. As a result of a mid-year implementation, for the year ended December 31, 2003, dividends on the Company's mandatorily redeemable preferred stock are presented as both a financing expense, included in the Company's net loss, and as an item below the Company's net loss. Therefore, $30.6 million of the $73.9 million of preferred stock dividends are recorded as net loss on the statement of operations as a financing expense titled, "dividends on mandatorily redeemable preferred stock," for the year ended December 31, 2003.

The Company recorded dividends on its mandatorily redeemable preferred stock of $32.1 million for the year ended December 31, 2004, which are included in the Company's net loss. These dividends consist of $5.2 million of cash dividends paid on its 12.25% preferred stock, $0.6 million of unpaid accrued dividends on its 12.25% preferred stock, $19.5 million of cash dividends paid on its 13% preferred stock and $6.8 million of unpaid accrued dividends on its 13% preferred stock. The Company recorded dividends on its conditionally redeemable preferred stock of $8.2 million for the year ended December 31, 2004, which consisted of $3.7 million of cash dividends and $4.5 million of unpaid accrued dividends on its Series F preferred stock and are included in determining the Company's net loss applicable to common stockholders.

At December 31, 2004, the Company had a total liquidation preference value of $44.6 million, net of deferred financing costs and discount, plus accrued dividends on its 12.25% preferred stock, $191.5 million, net of deferred financing costs, plus accrued dividends on its 13% preferred stock and $122.5 million plus accrued dividends on its Series F preferred stock.

On September 29, 2004, and December 20, 2004, the Company announced that it would not declare or pay the cash dividend due in the fourth quarter of 2004 and the first quarter of 2005, respectively, on its outstanding 12.25% preferred stock or its outstanding 13% preferred stock. Unpaid dividends will accrue interest at the stated dividend rates, compounded quarterly. To the extent dividends are not paid prior to the mandatory redemption dates or prior to the Company's repurchase of the preferred shares, the Company will be required to pay such dividends on the redemption dates to the extent it is permitted under applicable law to redeem the preferred stock on such dates. As a result of these unpaid dividends on the Company's preferred stock, accrued dividends payable was $2.7 million for the Company's 12.25% preferred stock, $10.6 million for the Company's 13% preferred stock and $6.1 million for the Company's Series F preferred stock, as of December 31, 2004.

If the Company defers dividends on its outstanding 12.25% preferred stock and 13% preferred stock, it is not permitted to pay dividends on the Series F preferred stock. Therefore, the Series F preferred stock dividend due on October 15, 2004 with respect to this preferred stock was not paid, and will accrue interest at 7%, compounded semi-annually. If the Company does not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to the Company's board of directors. If the Company does not pay the dividend due April 15, 2005, this right to elect two directors would become exercisable.

If the Company does not make four quarterly dividend payments (whether consecutive or not) on either its 12.25% preferred stock or its 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to the Company's board of directors. Under these circumstances, the expansion of the Company's board of directors by six new members would not constitute a change of control under the indentures governing its outstanding notes or Dobson Cellular's senior secured credit facility.

Proposed Exchange Offer

On January 18, 2005, the Company filed a registration statement with the U.S. Securities and Exchange Commission, relating to a proposed offer to exchange cash or shares of Class A common stock for up to all of its outstanding 12.25% preferred stock and 13% preferred stock, which the Company refers to as the "Exchange Offer". On February 11, 2005, the Company filed an amendment to this registration statement that became effective February 14, 2005. In the amended Exchange Offer, for each share of preferred stock tendered, accepting holders would have received cash in the amount of $301 and one share of Series J mandatory convertible preferred stock, a new series of preferred stock to be created in connection with the exchange offer. The exchange offer was subject to a number of conditions, including that a minimum number of shares of preferred stock be tendered and not withdrawn prior to the expiration date of the exchange offer, which was March 15, 2005. The minimum tender condition was not satisfied and, as a result, the exchange offer expired on the expiration date without being consummated.

9. STOCKHOLDERS' EQUITY

On November 7, 2002 through November 7, 2003, the Company's board of directors authorized the Company to purchase up to 10 million shares of the Company's outstanding Class A common stock. As of December 31, 2004, the Company had purchased 5,850,412 shares for $34.8 million, of which 5,622,599 was held as treasury stock and 227,813 was reissued under the employee stock purchase plan.

The Company's authorized and outstanding common stock was as follows:

Class	No. of Shares Authorized at December 31, 2004	No. of Shares Outstanding at December 31, 2004	No. of Shares Outstanding at December 31, 2003	No. of Shares Outstanding at December 31, 2002	Par Value per Share	Dividends	Other Features, Rights, Preference and Powers
Class A	175,000,000	114,459,163	114,288,003	35,131,837	$.001	As declared	Voting
Class B	70,000,000	19,418,021	19,418,021	54,977,481	$.001	As declared	Voting
Class C	4,226	—	—	—	$.001	As declared	Non-voting
Class D	33,000	—	—	—	$.001	As declared	Non-voting
	245,037,226	133,877,184	133,706,024	90,109,318			

Each share of the Company's Class B common stock is convertible into one share of Class A common stock and each share of the Company's Class C common stock and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to these conversion features, the Company's calculation of its weighted average common shares outstanding is performed on an as converted basis (as discussed in Note 2). In addition, each share of the Company's Class B common stock is entitled to 10 votes and each share of Class A common stock is entitled to one vote.

Additional shares of the Company's Class A common stock have been reserved for issuance under the Company's benefit plans. See Note 10 for discussion of the Company's employee stock incentive plans and employee stock purchase plan.

10. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company maintains a 401(k) plan (the "Plan") in which substantially all employees of the Company are eligible to participate. The Plan requires the Company to match 100% of employees' contributions up to 4% of their salary. Contributions to the Plan charged to the Company's operations were $1.7 million during the year ended December 31, 2004, $1.4 million during the year ended December 31, 2003 and $1.2 million during the year ended December 31, 2002, and were recorded as general and administrative expenses in the accompanying statements of operations.

Stock Option Plans

The Company adopted its 1996 stock option plan, or the 1996 plan, its 2000 stock option plan, or the 2000 plan, and its 2002 stock option plan, or the 2002 plan, to encourage its key employees by providing opportunities to participate in the ownership and future growth through the grant of incentive stock options and nonqualified stock options. The plans also permit the grant of options to its directors. The Company's compensation committee presently administers the 1996, 2000 and 2002 plans. The Company accounts for the plans under APB Opinion 25, under which no compensation cost is recognized in the accompanying consolidated financial statements if the option price is equal to or greater than the fair market value of the stock at the time the option is granted.

Under the 1996 plan, the board of directors granted both incentive and non-incentive stock options for employees, officers and directors to acquire Class C common stock and Class D common stock, which is convertible into shares of Class A common stock at a 111.44 to 1 basis at the time of exercise. Options granted under the 2000 and 2002 stock incentive plan can also be both incentive and non-incentive stock options for employees, officers and directors, however, all options granted under these plans are to purchase shares of Class A common stock.

Under all the plans, stock options have been issued at the market price on the date of grant with an expiration of ten years from the grant date. All options vest at either a rate of 20% or 25% per year. The maximum number of shares for which the Company may grant options under the 2000 plan is 4,000,000 shares of Class A common stock. The maximum number of shares for which the Company may grant options under the 2002 plan was increased to 11,000,000 shares of Class A common stock. The number of shares under these plans are subject to adjustment in the event of any stock dividend, stock split, recapitalization, reorganization or certain defined change of control events. As of December 31, 2004, the Company had outstanding options to purchase 9,577,935 shares of Class A common stock to approximately 135 employees, officers and directors. Shares subject to previously expired, cancelled, forfeited or terminated options become available again for grants of options. The shares that the Company will issue under the plan will be newly issued shares, or shares held as treasury shares.

In July 2003, the Company's board of directors adopted and approved a plan whereby options granted under the 2000 Plan could, at the election of the option holder, be exchanged for a specified number of new options to be granted no sooner than January 2004. The period to make the election to exchange these options ended on July 29, 2003. Any new options to be granted would be subject to the same vesting schedule as the surrendered options.

As of July 29, 2003, all eligible option holders had elected to surrender their old options. Options totaling 2,405,000 shares were surrendered by a total of 65 option holders. On February 2, 2004, the Company issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by the Company's non-management directors were included in the foregoing exchange program.

Stock options outstanding under the Plans are presented for the periods indicated. In addition, all options are presented on an "as converted" basis since all shares are converted to Class A common stock upon exercise.

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	5,759,252	$2.40	8,971,903	$ 7.50	4,350,870	$15.39
Granted	4,634,339	$5.02	100,000	$ 3.51	5,360,000	$ 2.13
Exercised	(36,419)	$2.30	(570,345)	$ 1.51	—	—
Canceled or forfeited	(779,237)	$3.49	(2,742,306)	$19.30	(738,967)	$14.97
Outstanding, end of period	9,577,935	$3.23	5,759,252	$ 2.40	8,971,903	$ 7.50
Exercisable, end of period	3,691,898	$3.39	1,789,540	$ 2.67	1,782,474	$11.77

The following table summarizes information concerning currently outstanding and exercisable options:

Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.78-$ 2.00	154,612	2	$ 0.90	154,612	$ 0.90
$2.01-$ 4.00	8,366,263	9	$ 2.71	2,691,413	$ 2.25
$4.01-$ 8.00	1,007,060	6	$ 6.93	805,873	$ 6.89
$8.01-$23.00	50,000	6	$23.00	40,000	$23.00
$0.78-$23.00	9,577,935	8	$ 3.23	3,691,898	$ 3.39

Stock Purchase Plan

The Dobson Communications Corporation 2002 Employee Stock Purchase Plan, or the Purchase Plan, was approved at the 2002 Annual Meeting of Stockholders. The Purchase Plan provides for 1,000,000 shares of the Company's Class A common stock to be reserved for issuance upon exercise of purchase rights which may be granted under the Purchase Plan, subject to adjustment for stock dividends, stock splits, reverse stock splits and similar changes in the Company's capitalization. The Purchase Plan is designed to encourage stock ownership by the Company's employees. Employees elect to participate in the plan semi-annually. The plan period is six months. Shares are purchased at 85% of the market price of the Company's Class A common stock. The price is determined as the lower of the price at the initial date or at the end of the six-month period. The Company's Class A common stock purchased by employees under the stock purchase plan was 134,741 shares for the year ended December 31, 2004 and 141,059 shares for the year ended December 31, 2003.

11. TAXES

(Expense) benefit for income taxes for the years ended December 31, 2004, 2003 and 2002, was as follows:

	2004	2003	2002
	($ In thousands)		
Federal income taxes — deferred	$ 5,305	$ (756)	$46,685
State income taxes:			
Current	(1,976)	3,408	(3,690)
Deferred	(6,964)	(3,497)	9,182
Total income tax (expense) benefit	$(3,635)	$ (845)	$52,177

The (expense) benefit for income taxes for the years ended December 31, 2004, 2003 and 2002 differ from amounts computed at the statutory rate as follows:

	2004	2003	2002
	($ In thousands)		
Income taxes at statutory rate	$ 16,950	$ 16,951	$55,659
State income taxes, net of Federal income tax effect	1,290	1,994	6,548
Loss from unconsolidated subsidiary	—	—	(9,656)
(Gain) loss from redemption and repurchases of preferred stock	2,268	(10,175)	—
Dividends on mandatorily redeemable preferred stock	(11,226)	(11,616)	—
Valuation allowances	(10,227)	—	—
Other, net	(2,690)	2,001	(374)
Total income tax (expense) benefit	$ (3,635)	$ (845)	$52,177

The tax effects of the temporary differences which gave rise to deferred tax assets and liabilities at December 31, 2004 and 2003, were as follows:

	2004	2003
	($ In thousands)	
Current deferred income taxes:		
Allowance for doubtful accounts receivable	$ 1,118	$ 1,678
Accrued liabilities	8,084	15,959
Net current deferred income tax asset	9,202	17,637
Noncurrent deferred income taxes:		
Fixed assets	(98,902)	(73,866)
Intangible assets	(453,907)	(416,608)
Tax credits and carryforwards	383,876	302,247
Valuation allowance	(114,812)	(97,622)
Net noncurrent deferred income tax liability	(283,745)	(285,849)
Total net deferred income tax liability	$(274,543)	$(268,212)

At December 31, 2004, the Company had NOL carryforwards of approximately $940 million, which may be utilized to reduce future Federal income taxes payable. These NOL carryforwards begin to expire in 2019.

Certain of the Company's NOL carryforwards are subject to limitation, under I.R.C. section 382. The Company expects the annual limitation under I.R.C. section 382 to be approximately $240 million.

The Company periodically reviews the need for a valuation allowance against deferred tax assets. Based on a review of taxable income, history and trends, forecasted taxable income and expiration of carryforwards, the Company has provided a valuation allowance for certain of its deferred tax assets, including certain state NOL carryforwards. The valuation allowance increased by $17.2 million in 2004 and was reflected in the Company's loss from continuing operations.

12. RELATED PARTY TRANSACTIONS

The Company leases its corporate office and call center in Oklahoma City from its affiliate, DCCLP, for approximately $3.3 million per year.

Prior to the acquisition of American Cellular, the Company provided certain services to American Cellular in accordance with a management agreement. Certain costs incurred by the Company were shared costs of the Company and American Cellular. These shared costs were allocated between the Company and American Cellular primarily based on each company's pro rata population coverage and subscribers. Costs allocated to American Cellular from the Company were $12.3 million for the period from January 1, 2003 through August 18, 2003 and $17.1 million for the year ended December 31, 2002. In addition, the Company charged American Cellular for other expenses incurred by the Company on their behalf, primarily for compensation-related expenses, totaling $26.6 million for the period from January 1, 2003 through August 18, 2003 and $42.9 million for the year ended December 31, 2002.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise noted, the carrying amount of the Company's financial instruments approximates fair value. The Company estimates the fair value of its credit facility and notes based on quoted market prices for publicly traded debt or on the present value of the cash flow stream utilizing the current rates available to the Company for debt with similar terms and remaining maturities.

Indicated below are the carrying amounts and estimated fair values of the Company's financial instruments as of December 31:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	($ In thousands)			
Restricted cash and investments	$ 10,350	$ 10,350	$ 15,515	$ 15,515
Revolving credit facility	—	—	548,625	548,625
Dobson/Sygnet senior notes	—	—	5,245	5,659
8.875% DCC senior notes	419,681	295,875	650,000	661,375
10.875% DCC senior notes	297,683	232,937	298,443	326,795
9.875% Dobson Cellular senior notes	325,000	321,750	—	—
8.375% Dobson Cellular senior notes	250,000	260,000	—	—
Dobson Cellular floating rate senior notes	250,000	258,750	—	—
9.50% American Cellular senior notes	13,774	11,880	12,851	13,044
10% American Cellular senior notes	900,000	776,250	900,000	999,000

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Set forth below is supplemental condensed consolidating financial information as required by DCC's indenture for its 8.875% senior notes due 2013, and by the Dobson Cellular credit facility. The operations information is presented without parent recognition of subsidiary results. Included are the condensed consolidating Balance Sheet, Statement of Operations and Statement of Cash Flows of Dobson Communications Corporation as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002. Neither Dobson Cellular, American Cellular, DCC PCS nor any of their subsidiaries guarantee any of DCC's notes payable. DCC, Dobson Cellular and its subsidiaries do not guarantee any of American Cellular's outstanding debt. Neither DCC, DCC PCS, nor American Cellular and its subsidiaries guarantee any of Dobson Cellular's outstanding notes payable. However, Dobson Cellular's subsidiaries do guarantee Dobson Cellular's notes payable. See Note 6 for a description of the Company's credit facility and notes.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2004

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
			($ In thousands)			
ASSETS						
CURRENT ASSETS:						
Cash and cash equivalents	$ 47,427	$ 41,489	$48,303	$ 2,665	$ —	$ 139,884
Marketable securities	39,000	—	—	—	—	39,000
Accounts receivable	59,528	40,413	—	—	—	99,941
Inventory	10,458	5,153	—	—	—	15,611
Prepaid expenses and other	10,636	7,065	10	—	—	17,711
Total current assets	167,049	94,120	48,313	2,665	—	312,147
PROPERTY, PLANT AND EQUIPMENT, net	356,602	177,142	—	—	—	533,744
OTHER ASSETS:						
Net intercompany (payable) receivable	(3,975)	(6,183)	3,113	774,211	(767,166)	—
Restricted assets	10,350	—	—	—	—	10,350
Wireless license acquisition costs	1,103,353	669,169	9,676	4,412	—	1,786,610
Goodwill	46,776	572,113	—	1,142	—	620,031
Deferred financing costs, net	14,762	15,785	—	12,479	—	43,026
Customer list, net	28,441	59,253	—	—	—	87,694
Other non-current assets	3,443	697	—	1,624,383	(1,624,373)	4,150
Total other assets	1,203,150	1,310,834	12,789	2,416,627	(2,391,539)	2,551,861
Total assets	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY						
CURRENT LIABILITIES:						
Accounts payable	$ 69,787	$ 10,298	$ —	$ —	$ —	$ 80,085
Accrued expenses	18,380	13,141	—	(83)	—	31,438
Accrued interest payable	10,793	37,867	—	25,812	—	74,472
Deferred revenue and customer deposits	15,856	13,026	—	—	—	28,882
Accrued dividends payable	—	—	—	19,405	—	19,405
Current portion of obligations under capital leases	305	—	—	—	—	305
Total current liabilities	115,121	74,332	—	45,134	—	234,587
OTHER LIABILITIES:						
Notes payable	1,592,166	913,774	—	717,364	(767,166)	2,456,138
Deferred tax liabilities	194,602	160,231	667	(71,755)	—	283,745
Mandatorily redeemable preferred stock, net	—	—	—	236,094	—	236,094
Other non-current liabilities	5,423	4,161	—	—	—	9,584
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS' (DEFICIT) EQUITY:						
Total stockholders' (deficit) equity	(180,511)	429,598	60,435	1,369,919	(1,624,373)	55,068
Total liabilities and stockholders' (deficit) equity	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2003

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
			($ In thousands)			
ASSETS						
CURRENT ASSETS:						
Cash and cash equivalents	$ 59,387	$ 27,505	$ 3,801	$ 60,846	$ —	$ 151,539
Marketable securities	—	—	56,700	—	—	56,700
Restricted cash and investments	7,179	4,165	—	—	—	11,344
Accounts receivable	61,903	35,415	—	—	—	97,318
Inventory	8,642	3,752	—	—	—	12,394
Prepaid expenses and other	16,945	8,301	10	—	—	25,256
Total current assets	154,056	79,138	60,511	60,846	—	354,551
PROPERTY, PLANT AND EQUIPMENT, net	331,434	205,200	—	—	—	536,634
OTHER ASSETS:						
Net intercompany (payable) receivable	(71,353)	7,059	(59,780)	138,236	(14,162)	—
Restricted assets	4,171	—	—	—	—	4,171
Wireless license acquisition costs	1,076,083	669,169	9,676	4,423	—	1,759,351
Goodwill	31,784	570,525	—	1,142	—	603,451
Deferred financing costs, net	14,611	18,044	—	18,714	—	51,369
Other intangibles, net	19,127	75,253	—	—	—	94,380
Assets of discontinued operations	70,043	—	—	—	—	70,043
Other non-current assets	4,378	620	—	1,561,364	(1,561,372)	4,990
Total other assets	1,148,844	1,340,670	(50,104)	1,723,879	(1,575,534)	2,587,755
Total assets	$1,634,334	$1,625,008	$ 10,407	$1,784,725	$(1,575,534)	$3,478,940
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
CURRENT LIABILITIES:						
Accounts payable	$ 86,506	$ 17,934	$ —	$ —	$ —	$ 104,440
Accrued expenses	20,090	10,865	—	170	—	31,125
Accrued interest payable	2,773	39,557	14,162	31,777	(14,162)	74,107
Deferred revenue and customer deposits	14,414	12,526	—	7	—	26,947
Current portion of credit facility and notes	5,500	—	—	—	—	5,500
Accrued dividends payable	—	—	—	8,604	—	8,604
Current portion of obligations under capital leases	782	—	—	—	—	782
Total current liabilities	130,065	80,882	14,162	40,558	(14,162)	251,505
OTHER LIABILITIES:						
Credit facility and notes, net of current portion	548,370	912,851	—	948,463	—	2,409,684
Deferred tax liabilities	136,691	169,162	835	97,089	(117,929)	285,848
Mandatorily redeemable preferred stock, net	—	—	—	253,260	—	253,260
Other non-current liabilities	6,495	6,814	—	—	—	13,309
Liabilities of discontinued operations	29,253	—	—	—	—	29,253
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS' EQUITY (DEFICIT):						
Total stockholders' equity (deficit)	783,460	455,299	(4,590)	322,819	(1,443,443)	113,545
Total liabilities and stockholders' equity (deficit)	$1,634,334	$1,625,008	$ 10,407	$1,784,725	$(1,575,534)	$3,478,940

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
			($ In thousands)			
OPERATING REVENUE:						
Service revenue	$ 444,288	$327,322	$ —	$ —	$ —	$ 771,610
Roaming revenue	120,284	87,870	—	—	—	208,154
Equipment and other revenue	32,485	18,183	—	—	(6,950)	43,718
Total operating revenue	597,057	433,375	—	—	(6,950)	1,023,482
OPERATING EXPENSES:						
Cost of service (exclusive of depreciation and amortization shown separately below)	156,799	99,230	—	—	(721)	255,308
Cost of equipment	63,866	45,102	—	—	—	108,968
Marketing and selling	71,926	56,765	—	—	—	128,691
General and administrative	96,697	89,038	19	—	(6,229)	179,525
Depreciation and amortization	109,508	83,310	—	—	—	192,818
Total operating expenses	498,796	373,445	19	—	(6,950)	865,310
OPERATING INCOME (LOSS)	98,261	59,930	(19)	—	—	158,172
OTHER (EXPENSE) INCOME:						
Interest expense	(103,352)	(94,796)	(1,137)	(86,384)	66,011	(219,658)
(Loss) gain from extinguishment of debt	(14,549)	—	—	54,950	—	40,401
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	6,478	—	6,478
Dividends on mandatorily redeemable preferred stock	—	—	—	(32,075)	—	(32,075)
Other income (expense), net	5,829	(2,440)	714	65,029	(66,011)	3,121
(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(13,811)	(37,306)	(442)	7,998	—	(43,561)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(4,867)	—	—	—	—	(4,867)
(LOSS) INCOME BEFORE INCOME TAXES	(18,678)	(37,306)	(442)	7,998	—	(48,428)
Income tax (expense) benefit	(66,325)	11,605	168	168,845	(117,928)	(3,635)
(LOSS) INCOME FROM CONTINUING OPERATIONS	(85,003)	(25,701)	(274)	176,843	(117,928)	(52,063)
Income from discontinued operations, net of income tax expense	443	—	—	—	—	443
NET (LOSS) INCOME	(84,560)	(25,701)	(274)	176,843	(117,928)	(51,620)
Dividends on preferred stock	—	—	—	(8,178)	—	(8,178)
Dividend to parent	(878,104)	—	—	878,104	—	—
NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(962,664)	$(25,701)	$ (274)	$1,046,769	$(117,928)	$ (59,798)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
			($ In thousands)			
OPERATING REVENUE:						
Service revenue	$388,858	$117,002	$ —	$ —	$ —	$ 505,860
Roaming revenue	161,251	39,948	—	—	—	201,199
Equipment and other revenue	25,320	5,673	—	—	(2,298)	28,695
Total operating revenue	575,429	162,623	—	—	(2,298)	735,754
OPERATING EXPENSES:						
Cost of service (exclusive of depreciation and amortization shown separately below)	138,564	35,460	—	—	(588)	173,436
Cost of equipment	41,508	15,104	—	—	—	56,612
Marketing and selling	58,530	21,017	—	—	—	79,547
General and administrative	76,588	31,210	20	—	(1,710)	106,108
Depreciation and amortization	90,777	28,647	—	—	—	119,424
Total operating expenses	405,967	131,438	20	—	(2,298)	535,127
OPERATING INCOME (LOSS)	169,462	31,185	(20)	—	—	200,627
OTHER (EXPENSE) INCOME:						
Interest expense	(53,735)	(37,773)	(4,563)	(49,375)	7,298	(138,148)
Loss from extinguishment of debt	(52,277)	—	—	—	—	(52,277)
Loss from redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(26,777)	—	(26,777)
Dividends on mandatorily redeemable preferred stock	—	—	—	(30,568)	—	(30,568)
Dividend from Dobson Cellular	—	—	—	295,438	(295,438)	—
Dividend from American Cellular	—	—	—	14,900	(14,900)	—
Other income (expense), net	6,309	(426)	1,257	3,987	(7,298)	3,829
INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	69,759	(7,014)	(3,326)	207,605	(310,338)	(43,314)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,541)	—	—	—	—	(6,541)
INCOME (LOSS) BEFORE INCOME TAXES	63,218	(7,014)	(3,326)	207,605	(310,338)	(49,855)
Income tax (expense) benefit	(22,023)	2,665	1,264	(100,680)	117,929	(845)
INCOME (LOSS) FROM CONTINUING OPERATIONS	41,195	(4,349)	(2,062)	106,925	(192,409)	(50,700)
Income from discontinued operations and disposal of discontinued operations, net of income tax expense	26,731	—	—	—	—	26,731
NET INCOME (LOSS)	67,926	(4,349)	(2,062)	106,925	(192,409)	(23,969)
Dividends on preferred stock	—	—	—	(43,300)	—	(43,300)
Gain on redemption and repurchase of preferred stock	—	—	—	218,310	—	218,310
NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$ 67,926	$ (4,349)	$(2,062)	$ 281,935	$(192,409)	$ 151,041

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
			($ In thousands)			
OPERATING REVENUE:						
Service revenue	$322,825	$—	$ —	$ 291	$—	$ 323,116
Roaming revenue	176,150	—	—	—	—	176,150
Equipment and other revenue	17,504	—	—	—	—	17,504
Total operating revenue	516,479	—	—	291	—	516,770
OPERATING EXPENSES:						
Cost of service (exclusive of depreciation and amortization shown separately below)	138,240	—	—	—	—	138,240
Cost of equipment	40,331	—	—	—	—	40,331
Marketing and selling	61,581	—	—	—	—	61,581
General and administrative	65,741	—	10	722	—	66,473
Depreciation and amortization	75,181	—	—	—	—	75,181
Total operating expenses	381,074	—	10	722	—	381,806
OPERATING INCOME (LOSS)	135,405	—	(10)	(431)	—	134,964
OTHER (EXPENSE) INCOME:						
Interest expense	(78,113)	—	(9,600)	(20,618)	—	(108,331)
Gain from extinguishment of debt	2,202	—	—	—	—	2,202
Loss from investment in joint venture	—	—	—	(184,381)	—	(184,381)
Other income (expense), net	11,749	—	2,897	(16,282)	—	(1,636)
INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	71,243	—	(6,713)	(221,712)	—	(157,182)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,521)	—	—	—	—	(6,521)
INCOME (LOSS) BEFORE INCOME TAXES	64,722	—	(6,713)	(221,712)	—	(163,703)
Income tax (expense) benefit	(24,594)	—	2,551	74,220	—	52,177
INCOME (LOSS) FROM CONTINUING OPERATIONS	40,128	—	(4,162)	(147,492)	—	(111,526)
Income from discontinued operations and disposal of discontinued operations, net of income tax expense	24,454	—	—	—	—	24,454
Loss from discontinued operations from investment in joint venture	—	—	—	(327)	—	(327)
Gain on discontinued operations	88,315	—	—	—	—	88,315
Gain on discontinued operations from investment in joint venture	—	—	—	6,736	—	6,736
INCOME (LOSS) BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	152,897	—	(4,162)	(141,083)	—	7,652
Loss from cumulative change in accounting principle	(33,294)	—	—	—	—	(33,294)
Loss from cumulative change in accounting principle from investment in joint venture	—	—	—	(140,820)	—	(140,820)
NET INCOME (LOSS)	119,603	—	(4,162)	(281,903)	—	(166,462)
Dividends on preferred stock	—	—	—	(94,451)	—	(94,451)
Gain on redemption and repurchases of preferred stock	—	—	—	67,837	—	67,837
NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$119,603	$—	$(4,162)	$(308,517)	$—	$(193,076)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
			($ In thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES:						
(Loss) income from continuing operations	$ (85,003)	$(25,701)	$ (274)	$ 176,843	$(117,928)	$ (52,063)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —						
Depreciation and amortization	109,508	83,310	—	—	—	192,818
Amortization of bond discounts and financing costs	2,164	3,281	—	2,357	—	7,802
Deferred income tax benefit (expense)	65,646	(12,030)	(168)	(168,845)	117,928	2,531
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	13,728	—	13,728
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(6,478)	—	(6,478)
Non-cash portion of loss from extinguishment of debt	14,207	—	—	4,345	—	18,552
Cash used in operating activities of discontinued operations	(815)	—	—	—	—	(815)
Minority interests in income of subsidiaries	4,867	—	—	—	—	4,867
Other operating activities	184	(112)	—	—	—	72
Changes in current assets and liabilities —						
Accounts receivable	3,417	(4,997)	—	—	—	(1,580)
Inventory	(1,373)	(1,402)	—	—	—	(2,775)
Prepaid expenses and other	(24)	(268)	—	—	—	(292)
Accounts payable	(18,110)	(7,636)	—	—	—	(25,746)
Accrued expenses	3,095	946	(14,162)	7,926	—	(2,195)
Deferred revenue and customer deposits	1,442	499	—	(7)	—	1,934
Net cash provided by (used in) operating activities	99,205	35,890	(14,604)	29,869	—	150,360
CASH FLOWS FROM INVESTING ACTIVITIES:						
Capital expenditures	(102,680)	(39,369)	—	—	—	(142,049)
Purchase of wireless licenses and properties	(61,094)	—	—	—	—	(61,094)
Receipt of funds held in escrow for contingencies on sold assets	7,185	4,169	—	—	—	11,354
(Increase) decrease in receivable-affiliates	(52,991)	13,254	(62,894)	102,631	—	—
Cash received from exchange of assets	21,978	—	—	—	—	21,978
Purchases of marketable securities	(40,000)	—	(25,000)	—	—	(65,000)
Sales of marketable securities	1,000	—	81,700	—	—	82,700
Other investing activities	84	140	—	(7)	—	217
Net cash (used in) provided by investing activities	(226,518)	(21,806)	(6,194)	102,624	—	(151,894)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from credit facility and notes	899,000	—	—	—	—	899,000
Repayments and purchases of credit facility and notes	(753,208)	—	—	(106,001)	—	(859,209)
Distributions to minority interest holders	(5,755)	—	—	—	—	(5,755)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(17,376)	—	(17,376)
Preferred stock dividends paid	—	—	—	(3,676)	—	(3,676)
Purchase of restricted investment	(5,860)	—	—	—	—	(5,860)
Deferred financing costs	(16,524)	(100)	—	(228)	—	(16,852)
Investment in subsidiary	(2,300)	—	—	2,300	—	—
Capital contribution from parent	—	—	65,300	(65,300)	—	—
Other financing activities	—	—	—	(393)	—	(393)
Net cash provided by (used in) financing activities	115,353	(100)	65,300	(190,674)	—	(10,121)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,960)	13,984	44,502	(58,181)	—	(11,655)
CASH AND CASH EQUIVALENTS, beginning of period	59,387	27,505	3,801	60,846	—	151,539
CASH AND CASH EQUIVALENTS, end of period	$ 47,427	$ 41,489	$ 48,303	$ 2,665	$ —	$ 139,884

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:						
Income (loss) from continuing operations	$ 41,195	$ (4,349)	$ (2,062)	$ 106,925	$(192,409)	$ (50,700)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —						
Depreciation and amortization	90,777	28,647	—	—	—	119,424
Amortization of bond discounts and financing costs	6,379	1,075	—	1,433	—	8,887
Deferred income tax (expense) benefit	(54,897)	(2,363)	(1,264)	(118,421)	180,578	3,633
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	7,174	—	7,174
Loss on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	26,777	—	26,777
Other operating activities	244	1	—	—	—	245
Non-cash portion of loss from extinguishment of debt	52,277	—	—	—	—	52,277
Cash provided by operating activities of discontinued operations	26,796	—	—	—	—	26,796
Minority interests in income of subsidiaries	6,541	—	—	—	—	6,541
Changes in current assets and liabilities —						
Accounts receivable	5,847	11,003	—	—	—	16,850
Inventory	(2,861)	(343)	—	—	—	(3,204)
Prepaid expenses and other	(1,838)	864	—	—	—	(974)
Accounts payable	26,138	(6,112)	—	—	—	20,026
Accrued expenses	(8,804)	18,761	4,562	8,755	—	23,274
Deferred revenue and customer deposits	1,487	1,275	—	—	—	2,762
Net cash provided by (used in) operating activities	189,281	48,459	1,236	32,643	(11,831)	259,788
CASH FLOWS FROM INVESTING ACTIVITIES:						
Capital expenditures	(122,511)	(41,410)	—	—	—	(163,921)
Purchase of wireless licenses and properties	(123)	—	(7,659)	(49,877)	—	(57,659)
Cash acquired through acquisition of American Cellular Corporation	—	35,819	—	—	—	35,819
Receipt of funds held in escrow for contingencies on sold assets	7,094	—	—	—	—	7,094
Decrease (increase) in receivable-affiliates	35,875	(17,422)	(85,955)	(23,507)	81,831	(9,178)
Cash used in investing activities from discontinued operations	(4,966)	—	—	—	—	(4,966)
Purchases of marketable securities	(45,000)	—	—	—	—	(45,000)
Sales of marketable securities	70,900	—	34,450	—	—	105,350
Other investing activities	17,264	—	(59)	(3,739)	—	13,466
Net cash (used in) provided by investing activities	(41,467)	(23,013)	(59,223)	(77,123)	81,831	(118,995)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from credit facility and notes	620,000	900,000	—	650,000	(70,000)	2,100,000
Repayments of credit facility and notes	(997,225)	(864,294)	—	11,500	—	(1,850,019)
Distributions to minority interest holders	(8,040)	—	—	—	—	(8,040)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(347,588)	—	(347,588)
Preferred stock dividends paid	—	—	—	(12,008)	—	(12,008)
Capital contribution from parent	527,000	—	—	(527,000)	—	—
Dividend to parent	(295,438)	(14,900)	—	310,338	—	—
Deferred financing costs	(15,082)	(18,831)	—	(13,192)	—	(47,105)
Issuance of common stock	—	—	—	903	—	903
Other financing activities	(4,970)	84	—	4,486	—	(400)
Net cash (used in) provided by financing activities	(173,755)	2,059	—	77,439	(70,000)	(164,257)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(25,941)	27,505	(57,987)	32,959	—	(23,464)
CASH AND CASH EQUIVALENTS, beginning of period	85,328	—	61,788	27,887	—	175,003
CASH AND CASH EQUIVALENTS, end of period	$ 59,387	$ 27,505	$ 3,801	$ 60,846	$ —	$ 151,539

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year Ended December 31, 2002

	Dobson Cellular	American Cellular	DCC PCS	Parent	Eliminations	Consolidated
			($ In thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES:						
Income (loss) from continuing operations	$ 40,128	$—	$ (4,162)	$(147,492)	$—	$(111,526)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —						
Depreciation and amortization	75,181	—	—	—	—	75,181
Amortization of bond discounts and financing costs	8,330	—	—	2,602	—	10,932
Deferred income tax benefit (expense)	29,057	—	1,097	(65,686)	—	(35,532)
Non-cash portion of gain from extinguishment of debt	—	—	—	(2,202)	—	(2,202)
Cash provided by operating activities of discontinued operations	25,439	—	—	—	—	25,439
Minority interests in income of subsidiaries	6,521	—	—	—	—	6,521
Loss from investment in joint venture	—	—	—	184,381	—	184,381
Other operating activities	1,287	—	—	(2,262)	—	(975)
Changes in current assets and liabilities —						
Accounts receivable	19,120	—	—	19,065	—	38,185
Inventory	15,250	—	—	—	—	15,250
Prepaid expenses and other	1,187	—	(10)	101	—	1,278
Accounts payable	(18,003)	—	—	—	—	(18,003)
Accrued expenses	(2,558)	—	9,598	(8,824)	—	(1,784)
Deferred revenue and customer deposits	326	—	—	—	—	326
Net cash provided by (used in) operating activities	201,265	—	6,523	(20,317)	—	187,471
CASH FLOWS FROM INVESTING ACTIVITIES:						
Capital expenditures	(72,878)	—	—	—	—	(72,878)
Refund of deposit for FCC auction	—	—	107,300	—	—	107,300
Decrease (increase) in receivable-affiliates	1,123	—	(104,614)	103,975	—	484
Net proceeds from sale of discontinued assets	336,043	—	—	—	—	336,043
Proceeds from sale of property, plant and equipment	3,545	—	—	—	—	3,545
Cash used in investing activities from discontinued operations	(11,264)	—	—	—	—	(11,264)
Purchases of marketable securities	(25,900)	—	(50,300)	—	—	(76,200)
Sales of marketable securities	—	—	—	—	—	—
Other investing activities	(18,493)	—	(52)	(106)	—	(18,651)
Net cash provided by (used in) investing activities	212,176	—	(47,666)	103,869	—	268,379
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from credit facility and notes	389,500	—	—	—	—	389,500
Repayments and repurchases of credit facility and notes	(725,567)	—	(40)	(9,183)	—	(734,790)
Distributions to minority interest holders	(6,549)	—	—	—	—	(6,549)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(38,691)	—	(38,691)
Purchase of common stock	—	—	—	(7,797)	—	(7,797)
Deferred financing costs	(21)	—	—	(169)	—	(190)
Other financing activities	93	—	—	(1,526)	—	(1,433)
Net cash used in financing activities	(342,544)	—	(40)	(57,366)	—	(399,950)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,897	—	(41,183)	26,186	—	55,900
CASH AND CASH EQUIVALENTS, beginning of period	14,431	—	102,971	1,701	—	119,103
CASH AND CASH EQUIVALENTS, end of period	$ 85,328	$—	$ 61,788	$ 27,887	$—	$ 175,003

15. SUBSEQUENT EVENT

In March 2005, the Company announced an agreement to sell and leaseback 563 of its cellular towers with GTP for $87.5 million. Subject to customary closing conditions, the transaction is expected to close sometime later in 2005.

Supplementary Data

Selected Quarterly Financial Data (unaudited)

Dobson Communications Corporation

			Quarter Ended		
		March 31,	June 30,	September 30,	December 31,
		($ In thousands except per share data)			
Operating revenue	2004	$233,791	$252,363	$272,400	$264,928
	2003	$128,892	$143,477	$213,070	$250,315
Operating income	2004	$ 37,685	$ 39,044	$ 45,693	$ 35,750
	2003	$ 40,160	$ 49,211	$ 62,655	$ 48,601
Income (loss) before cumulative effect of change in accounting principle	2004	$(14,682)	$(14,047)	$(11,008)	$(11,883)
	2003	$ 15,046	$ 49,677	$(20,314)	$(68,378)
Basic income (loss) before cumulative effect of change in accounting principle per common share	2004	$ (0.11)	$ (0.11)	$ (0.08)	$ (0.09)
	2003	$ 0.17	$ 0.55	$ (0.18)	$ (0.51)
Diluted income (loss) before cumulative effect of change in accounting principle per common share	2004	$ (0.11)	$ (0.11)	$ (0.08)	$ (0.09)
	2003	$ 0.16	$ 0.53	$ (0.18)	$ (0.51)
Net income (loss)	2004	$(14,682)	$(14,047)	$(11,008)	$(11,883)
	2003	$ 15,046	$ 49,677	$(20,314)	$(68,378)
Basic net income (loss) per common share	2004	$ (0.11)	$ (0.11)	$ (0.08)	$ (0.09)
	2003	$ 0.17	$ 0.55	$ (0.18)	$ (0.51)
Diluted net income (loss) per common share	2004	$ (0.11)	$ (0.11)	$ (0.08)	$ (0.09)
	2003	$ 0.16	$ 0.53	$ (0.18)	$ (0.51)
Net income (loss) applicable to common stockholders	2004	$(16,541)	$(15,906)	$(13,480)	$(13,871)
	2003	$ 18,131	$224,359	$(21,192)	$(70,257)
Basic net income (loss) applicable to common stockholders per common share	2004	$ (0.12)	$ (0.12)	$ (0.10)	$ (0.10)
	2003	$ 0.20	$ 2.49	$ (0.19)	$ (0.53)
Diluted net income (loss) applicable to common stockholders per common share	2004	$ (0.12)	$ (0.12)	$ (0.10)	$ (0.10)
	2003	$ 0.20	$ 2.43	$ (0.19)	$ (0.53)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. *Indemnification of Directors and Officers*

As permitted by the Oklahoma General Corporation Act under which the registrant is incorporated, the registrant's amended and restated certificate of incorporation provides for indemnification of each of the registrant's officers and directors against (a) expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding brought by reason of his being or having been a director, officer, employee or agent of the registrant, or of any other corporation, partnership, joint venture, or other enterprise at the request of the registrant, other than an action by or in the right of the registrant, provided that he acted in good faith and in a manner he reasonably believed to be in the best interest of the registrant, and with respect to any criminal action, he had no reasonable cause to believe that his conduct was unlawful and (b) expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the registrant brought by reason of his being or having been a director, officer, employee or agent of the registrant, or any other corporation, partnership, joint venture, or other enterprise at the request of the registrant, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the registrant; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the registrant, unless and only to the extent that the court in which such action or suit was decided has determined that the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. The registrant's amended and restated bylaws provide for similar indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended.

The registrant has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, the registrant will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

(a) any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as the registrant's director or officer, or the director or officer of its affiliates; or

(b) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were the registrant's, or are or were its affiliate's, director, officer, employee or agent, or are or were serving at the registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The registrant's indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedes, bail, surety or other bonds.

The registrant's directors and officers are also insured against claims arising out of the performance of their duties in such capacities.

Item 21. *Exhibits*

The exhibits filed as a part of this registration statement are listed on the Exhibit Index.

Exhibit Numbers	Description	Method of Filing
2.1	Purchase Agreement dated July 25, 2003 for ACC Escrow Corp. and American Cellular Corporation $900,000,000 10% Series A Senior Notes due 2011	(16)[2.3]
2.2	Purchase Agreement dated September 12, 2003 for Dobson Communications Corporation $650,000,000 8⅞% Senior Notes due 2013	(19)[2.4]
2.3	Agreement and Plan of Merger of ACC Escrow Corp. and American Cellular Corporation	(19)[2.5]
3.1	Registrant's Amended and Restated Certificate of Incorporation	(5)[3.1]
3.1.1	Registrant's Certificate of Retirement of Preferred Stock dated January 7, 2003	(14)[3.1.1]
3.1.2	Registrant's Certificate of Retirement of Preferred Stock dated February 4, 2003	(14)[3.1.2]
3.1.3	Registrant's Certificate of Amendment of Certificate of Incorporation	(19)[3.1.3]
3.1.4	Registrant's Certificate of Retirement of Preferred Stock dated November 20, 2003	(20)[3.1.4]
3.1.5	Registrant's Certificate of Retirement of Preferred Stock dated December 31, 2003	(20)[3.1.5]
3.1.6	Registrant's Certificate of Retirement of Preferred Stock dated July 15, 2004	(24)[3.1.6]
3.1.7	Registrant's Certificate of Retirement of Preferred Stock dated September 1, 2004	(25)[3.1.7]
3.1.8	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 12.25% Senior Exchangeable Preferred Stock	(2)[3.9]
3.1.9	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13% Senior Exchangeable Preferred Stock	(26)[3.8]
3.2	Registrant's Amended and Restated By-laws	(22)[3]
4.1	Form of Common Stock Certificate	(5)[4.16]
4.2	Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(6)[4]
4.2.1	Supplemental Indenture dated November 5, 2004 to Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(29)[4.1]
4.3	Senior Debt Indenture dated as of July 18, 2001, between the Registrant and The Bank of New York, as Trustee	(8)[4.2]
4.4.1	Subordinated Debt Indenture dated as of July 18, 2001 between the Registrant and The Bank of New York, as Trustee	(8)[4.3]
4.4.2	Certificate of Trust for Dobson Financing Trust	(8)[4.4]
4.5	Declaration of Trust for Dobson Financing Trust	(8)[4.5]
4.6	Form of Certificate of Designation of the Powers, Preferences and Relative, Optional and Other Special Rights of the Registrant's Series F Convertible Preferred Stock	(16)[4.12]
4.6.1	Certificate of Correction of Certificate of Designation of Series F Convertible Preferred Stock	(16)[4.12.1]
4.7	Indenture dated August 8, 2003 between ACC Escrow Corp. and Bank of Oklahoma, National Association, as Trustee	(16)[4.13]
4.7.1	First Supplemental Indenture dated August 19, 2003 between American Cellular Corporation, certain Guarantors and Bank of Oklahoma, National Association, as Trustee	(16)[4.13.1]
4.8	Indenture dated March 14, 2001 between American Cellular Corporation and United States Trust Company of New York	(28)[4.2]

Exhibit Numbers	Description	Method of Filing
4.8.1	First Supplemental Indenture dated August 19, 2003 with reference to Indenture dated March 14, 2001, between American Cellular Corporation, ACC Acquisition LLC, Subsidiary Guarantors and Bank of Oklahoma, related to the issuance by American Cellular Corporation of its $9\frac{1}{2}$% Subordinated Notes due 2009	(16) [4.14]
4.9	$8\frac{7}{8}$% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(17) [4.14]
4.9.1	Supplemental Indenture dated November 5, 2004 to $8\frac{7}{8}$% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(29) [4.2]
4.10	Indenture for $8\frac{3}{8}$% First Priority Senior Secured Notes due 2011 and First Priority Senior Floating Rate Notes, dated November 8, 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson operating Co. LLC, DOC Lease Co., LLC and Bank of Oklahoma, National Association	(27) [4.14]
4.11	Indenture for $9\frac{7}{8}$% Second Priority Senior Secured Notes due 2012, dated November 8 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and BNY Midwest Trust Company	(27) [4.15]
4.12	Intercreditor Agreement dated November 8, 2004	(27) [4.16]
4.13	Form of Amended and Restated Certificate of Designation for 12.25% Senior Exchangeable Preferred Stock	(33) [4.13]
4.14	Form of Amended and Restated Certificate of Designation for 13% Senior Exchangeable Preferred Stock	(33) [4.14]
4.15	Form of Senior Floating Rate Notes due 2012 (Exchange Notes)	(38)
4.16	Floating Rate Notes Indenture dated as of September 13, 2005 by the Registrant and Bank of Oklahoma, National Association, as Trustee	(37) [4.1]
4.17	Convertible Debentures Indenture dated as of September 13, 2005 by the Registrant and The Bank of Oklahoma, National Association, as Trustee	(37) [4.2]
5.1	Opinion of Mayer, Brown, Rowe & Maw LLP	(39)
10.1	Registrant's 2002 Employee Stock Purchase Plan	(10) [10.1]
10.1.1*	Registrant's 1996 Stock Option Plan, as amended	(3) [10.1.1]
10.1.2*	2000-1 Amendment to the DCC 1996 Stock Option Plan	(5) [10.1.3]
10.1.3*	Dobson Communications Corporation 2000 Stock Incentive Plan	(5) [10.1.4]
10.2*	Registrant's 2002 Stock Incentive Plan	(10) [10.2]
10.3.1*	Letter dated June 3, 1996 from Registrant to Bruce R. Knooihuizen describing employment arrangement	(4) [10.3.2]
10.3.2*	Letter dated October 15, 1996 from Fleet Equity Partners to Justin L. Jaschke regarding director compensation	(4) [10.3.3]
10.3.3*	Letter dated October 28, 1997 from Registrant to R. Thomas Morgan describing employment arrangement	(1) [10.3.5]
10.3.4*	Letter dated August 25, 1998 from Registrant to Richard D. Sewell, Jr. describing employment arrangement	(3) [10.3.6]
10.3.5*	Employment Agreement, dated November 1, 2004 between Registrant and Bruce R. Knooihuizen	(27) [10.3.6]
10.3.6*	Employment Agreement, dated November 1, 2004 between Registrant and Timothy J. Duffy	(27) [10.3.7]
10.3.7*	Form of Retention Agreement	(27) [10.3.8]
10.3.8*	Employment Agreement, dated April 1, 2005 between Dobson Communications and Steven Dussek	(32) [10.1]
10.4†	Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated as of November 16, 2001	(9) [10.6]

Exhibit Numbers	Description	Method of Filing
10.4.1†	Amendment No. 1 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated August 5, 2002	(11) [10.6.1]
10.4.2†	Amendment No. 2 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated June 9, 2004	(25) [10.5.2]
10.5	Stockholder and Investor Rights Agreement dated January 31, 2000 among the Registrant and the Stockholders listed therein (without exhibits)	(5) [10.7.2.3]
10.5.1	Amendment No. 1 to Stockholder and Investor rights Agreement among AT&T Wireless Services, Inc., the Registrant, and certain other parties	(7) [10.4]
10.6*	Form of Dobson Communications Corporation Director Indemnification Agreement	(5) [10.9]
10.7	Management Agreement between Dobson Cellular Systems, Inc. and American Cellular Corporation effective as of August 19, 2003	(16) [10.14.1]
10.8†	InterCarrier Multi-Standard Roaming Agreement effective as of January 25, 2002 between Cingular Wireless, LLC, and its affiliates, and Dobson Cellular Systems, Inc., and its affiliates	(9) [10.23]
10.9	Master Services Agreement between Dobson Cellular Systems, Inc. and Convergys Information Management Group Inc. dated December 1, 2002	(12) [10.24]
10.10	Asset Exchange Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13) [10.1]
10.11	Transition Services Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13) [10.2]
10.12	Master Lease Agreement dated as of December 23, 2002 between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13) [10.3]
10.13†	Roaming Agreement for GSM/GPRS between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003	(15) [10.28]
10.14†	GSM/GPRS Operating Agreement between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003, as amended	(15) [10.29]
10.15†	Roaming Agreement for GSM/GPRS between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15) [10.30]
10.16†	GSM/GPRS Operating Agreement between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15) [10.31]
10.17†	Second Amended and Restated TDMA Operating Agreement between AT&T Wireless Services, Inc. on behalf of itself and its affiliates and ACC Acquisition LLC, on behalf of itself, American Cellular Corporation and their respective affiliates dated July 11, 2003	(15) [10.32]
10.18	Tax Allocation Agreement dated August 19, 2003, between Dobson Communications Corporation and American Cellular Corporation	(16) [10.33]
10.19	Registration Rights Agreement dated as of August 8, 2003 by and between ACC Escrow Corp. as Issuer, American Cellular Corporation, certain Guarantors listed on Schedule A and Bear, Stearns & Co., Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers	(16) [10.34]
10.20	Registration Rights Agreement dated August 19, 2003 between Dobson Communications Corporation and holders of Class A Common Stock and Series F Convertible Preferred Stock	(16) [10.35]
10.21	Registration Rights Agreement between Dobson Communications Corporation and Bank of America, N.A. dated as of March 15, 2002	(16) [10.36]
10.22	Registration Rights Agreement dated September 26, 2003 among Dobson Communications Corporation, Lehman Brothers, Inc., Morgan Stanley & Co., Incorporated, and Bear, Stearns & Co., Inc.	(17) [10.37]

Exhibit Numbers	Description	Method of Filing
10.23	Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(18) [10.38]
10.23.1	Amendment No. 1 dated March 9, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(21) [4]
10.23.2	Amendment No. 2 dated May 7, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(23) [10.32.2]
10.23.3	Amendment No. 3 dated November 8, 2004 to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(27) [10.32.3]
10.24	Guarantee and Collateral Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(18) [10.39]
10.25	Escrow Agreement dated August 8, 2003 by and between ACC Escrow Corp. and Bank of Oklahoma, National Association, as trustee and escrow agent	(19) [10.40]
10.26	Registration Rights Agreement dated as of September 26, 2003 by and among Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(19) [10.41]
10.27	Registration Rights Agreement dated as of November 8, 2004 by and among Dobson Cellular Systems, Inc,. Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and Morgan Stanley & Co. Incorporated	(27) [10.35]
10.28†	Equity Interest Purchase Agreement, dated March 14, 2005, by and between Global Tower, LLC and Dobson Cellular Systems, Inc.	(33) [10.2]
10.29†	Equity Interest Purchase Agreement, dated March 14, 2005, by and between Global Tower, LLC, and American Cellular	(33) [10.3]
10.30	Support Agreement, dated June 29, 2005, among Dobson Communications Corporation and Preferred Stockholders	(34)
10.30.1	First Amendment to the Support Agreement, dated August 12, 2005, by and among Dobson Communications Corporation and Preferred Stockholders	(35) [10.31.1]
10.31	Registration Rights Agreement among Dobson Communications Corporation, Capital Research and Management Company, Cobalt Capital Management, Inc., JMB Capital Partners and the other parties named therein	(35) [10.31]
10.32†	InterCarrier Multi-standard Roaming Agreement by and among Cingular Wireless LLC and Dobson Cellular Systems, Inc. and American Cellular Corporation dated as of August 12, 2005	(36) [10.1]
10.33†	Addendum to GSM Operating Agreement by and between New Cingular Wireless Services, Inc. (f/k/a AT&T Wireless Services, Inc.), Dobson Cellular Systems, Inc. and American Cellular Corporation dated as of August 12, 2005	(36) [10.2]
10.34	Senior Floating Rate Notes due 2012 Registration Rights Agreement dated as of September 13, 2005 by and between Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(37) [10.1]
10.35	Convertible Debentures Registration Rights Agreement dated as of September 13, 2005 by and between Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(37) [10.2]
12	Computation of Ratio of Earnings to Fixed Charges	(40)

Exhibit Numbers	Description	Method of Filing
21	Subsidiaries	(30)[21]
23.1	Consent of Independent Registered Public Accounting Firm	(40)
23.2	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)	(39)
24.1	Powers of Attorney (included on signature page hereto)	(40)
25.1	Statement of Eligibility and Qualification on Form T-1 from Trustee	(39)
99.1	Form of Letter of Transmittal	(39)
99.2	Form of Notice of Guaranteed Delivery	(39)
99.3	Form of Letter to Brokers, Dealers and Other Nominees	(39)
99.4	Form of Letter to Clients	(39)
99.5	Form of Exchange Agent Agreement	(39)

* Management contract or compensatory plan or arrangement.

† Confidential treatment has been requested for a portion of this document.

(1) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 as the exhibit number indicated in brackets and incorporated by reference herein.

(2) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on January 7, 1999, as the exhibit number indicated in brackets and incorporated by reference herein.

(3) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-71633), as the exhibit number indicated in brackets and incorporated by reference herein.

(4) Filed as an exhibit to the Registrant's Registration Statement of Form S-4 (Registration No. 333-23769), as the exhibit number indicated in brackets and incorporated by reference herein.

(5) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-90759), as the exhibit number indicated in brackets and incorporated by reference herein.

(6) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on July 6, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(7) Filed as an exhibit to the Registrant's Current Report on Form 8-K/A on February 22, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(8) Filed as an exhibit to the Registrant's Registration Statement on Form S-3 (Registration No. 333-64916), as the exhibit number indicated in brackets and incorporated by reference herein.

(9) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(10) Filed as an exhibit to the Registrant's Current Report on Form 8-K on June 14, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(11) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 20, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(12) Filed as an exhibit to the Registrant's Current Report on Form 8-K on December 12, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(13) Filed as an exhibit to the Registrant's Current Report on Form 8-K on January 8, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(14) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(15) Filed as an exhibit to the Registrant's Current Report on Form 8-K on July 28, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(16) Filed as an exhibit to the Registrant's Current Report on Form 8-K on September 18, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(17) Filed as an exhibit to the Registrant's Current Report on Form 8-K on October 2, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(18) Filed as an exhibit to the Registrant's Current Report on Form 8-K on October 29, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(19) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-110380) as the exhibit number indicated in brackets and incorporated by reference herein.

(20) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(21) Filed as an exhibit to the Registrant's Current Report on Form 8-K on March 22, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(22) Filed as an exhibit to the Registrant's Current Report on Form 8-K on April 8, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(23) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(24) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(25) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(26) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-80961) as the exhibit number indicated in brackets and incorporated by reference herein.

(27) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-122089) as the exhibit number indicated in brackets and incorporated by reference herein.

(28) Filed as an exhibit to American Cellular Corporation's Registration Statement on Form S-4 (Registration No. 333-59322) as the exhibit number indicated in brackets and incorporated by reference herein.

(29) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on November 5, 2004 as the exhibit number indicated in brackets and incorporated by reference herein.

(30) Filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(31) Filed as an exhibit to the Registrant's Current Report on Form 8-K on April 1, 2005, as the exhibit number indicated in brackets and incorporated by reference herein.

(32) Filed as an Exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as the exhibit number indicated in brackets and incorporated by reference herein.

(33) Filed as an Exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-126247) as the exhibit number indicated in brackets and incorporated by reference herein.

(34) Filed as Annex A to Registrant's Registration Statement on Form S-4 (Registration No. 333-126247) and incorporated by reference herein.

(35) Filed as an exhibit to the Registrant's Registration Statement on Form S-1/A (Registration No. 333-126826) as the exhibit number indicated in brackets and incorporated by reference herein.

(36) Filed as an exhibit to the Registrant's Current Report on Form 8-K/A on August 23, 2005 as the exhibit number indicated in brackets and incorporated by reference herein.

(37) Filed as an exhibit to the Registrant's Current Report on Form 8-K on September 19, 2005 as the exhibit number indicated in brackets and incorporated by reference herein.

(38) Filed as an exhibit to Exhibit No. 4.16

(39) Filed herewith.

(40) Previously filed.

Item 22. *Undertakings*

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(e) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on February 10, 2006.

DOBSON COMMUNICATIONS CORPORATION

By: /s/   BRUCE R. KNOOIHUIZEN
        Name: Bruce R. Knooihuizen
        Title: Executive Vice President and
               Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on February 10, 2006.

Name	Title
* Steven P. Dussek	Chief Executive Officer and President (Principal Executive Officer)
/s/ BRUCE R. KNOOIHUIZEN Bruce R. Knooihuizen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* Trent LeForce	Controller and Assistant Secretary (Principal Accounting Officer)
* Stephen T. Dobson	Secretary and Director
* Everett R. Dobson	Chairman of the Board of Directors
* Mark S. Feighner	Director
* Fred J. Hall	Director
* Justin L. Jaschke	Director
* Albert H. Pharis, Jr.	Director
* Robert A. Schriesheim	Director

*By: /s/   BRUCE R. KNOOIHUIZEN
       Bruce R. Knooihuizen,
       as attorney-in-fact

EXHIBIT INDEX

Exhibit Numbers	Description	Method of Filing
2.1	Purchase Agreement dated July 25, 2003 for ACC Escrow Corp. and American Cellular Corporation $900,000,000 10% Series A Senior Notes due 2011	(16) [2.3]
2.2	Purchase Agreement dated September 12, 2003 for Dobson Communications Corporation $650,000,000 8⅞% Senior Notes due 2013	(19) [2.4]
2.3	Agreement and Plan of Merger of ACC Escrow Corp. and American Cellular Corporation	(19) [2.5]
3.1	Registrant's Amended and Restated Certificate of Incorporation	(5) [3.1]
3.1.1	Registrant's Certificate of Retirement of Preferred Stock dated January 7, 2003	(14) [3.1.1]
3.1.2	Registrant's Certificate of Retirement of Preferred Stock dated February 4, 2003	(14) [3.1.2]
3.1.3	Registrant's Certificate of Amendment of Certificate of Incorporation	(19) [3.1.3]
3.1.4	Registrant's Certificate of Retirement of Preferred Stock dated November 20, 2003	(20) [3.1.4]
3.1.5	Registrant's Certificate of Retirement of Preferred Stock dated December 31, 2003	(20) [3.1.5]
3.1.6	Registrant's Certificate of Retirement of Preferred Stock dated July 15, 2004	(24) [3.1.6]
3.1.7	Registrant's Certificate of Retirement of Preferred Stock dated September 1, 2004	(25) [3.1.7]
3.1.8	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 12.25% Senior Exchangeable Preferred Stock	(2) [3.9]
3.1.9	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13% Senior Exchangeable Preferred Stock	(26) [3.8]
3.2	Registrant's Amended and Restated By-laws	(22) [3]
4.1	Form of Common Stock Certificate	(5) [4.16]
4.2	Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(6) [4]
4.2.1	Supplemental Indenture dated November 5, 2004 to Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(29) [4.1]
4.3	Senior Debt Indenture dated as of July 18, 2001, between the Registrant and The Bank of New York, as Trustee	(8) [4.2]
4.4.1	Subordinated Debt Indenture dated as of July 18, 2001 between the Registrant and The Bank of New York, as Trustee	(8) [4.3]
4.4.2	Certificate of Trust for Dobson Financing Trust	(8) [4.4]
4.5	Declaration of Trust for Dobson Financing Trust	(8) [4.5]
4.6	Form of Certificate of Designation of the Powers, Preferences and Relative, Optional and Other Special Rights of the Registrant's Series F Convertible Preferred Stock	(16) [4.12]
4.6.1	Certificate of Correction of Certificate of Designation of Series F Convertible Preferred Stock	(16) [4.12.1]
4.7	Indenture dated August 8, 2003 between ACC Escrow Corp. and Bank of Oklahoma, National Association, as Trustee	(16) [4.13]
4.7.1	First Supplemental Indenture dated August 19, 2003 between American Cellular Corporation, certain Guarantors and Bank of Oklahoma, National Association, as Trustee	(16) [4.13.1]
4.8	Indenture dated March 14, 2001 between American Cellular Corporation and United States Trust Company of New York	(28) [4.2]
4.8.1	First Supplemental Indenture dated August 19, 2003 with reference to Indenture dated March 14, 2001, between American Cellular Corporation, ACC Acquisition LLC, Subsidiary Guarantors and Bank of Oklahoma, related to the issuance by American Cellular Corporation of its 9½% Subordinated Notes due 2009	(16) [4.14]

Exhibit Numbers	Description	Method of Filing
4.9	8⅞% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(17)[4.14]
4.9.1	Supplemental Indenture dated November 5, 2004 to 8⅞% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(29)[4.2]
4.10	Indenture for 8⅜% First Priority Senior Secured Notes due 2011 and First Priority Senior Floating Rate Notes, dated November 8, 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson operating Co. LLC, DOC Lease Co., LLC and Bank of Oklahoma, National Association	(27)[4.14]
4.11	Indenture for 9⅞% Second Priority Senior Secured Notes due 2012, dated November 8 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and BNY Midwest Trust Company	(27)[4.15]
4.12	Intercreditor Agreement dated November 8, 2004	(27)[4.16]
4.13	Form of Amended and Restated Certificate of Designation for 12.25% Senior Exchangeable Preferred Stock	(33)[4.13]
4.14	Form of Amended and Restated Certificate of Designation for 13% Senior Exchangeable Preferred Stock	(33)[4.14]
4.15	Form of Senior Floating Rate Notes due 2012 (Exchange Notes)	(38)
4.16	Floating Rate Notes Indenture dated as of September 13, 2005 by the Registrant and Bank of Oklahoma, National Association, as Trustee	(37)[4.1]
4.17	Convertible Debentures Indenture dated as of September 13, 2005 by the Registrant and The Bank of Oklahoma, National Association, as Trustee	(37)[4.2]
5.1	Opinion of Mayer, Brown, Rowe & Maw LLP	(39)
10.1	Registrant's 2002 Employee Stock Purchase Plan	(10)[10.1]
10.1.1*	Registrant's 1996 Stock Option Plan, as amended	(3)[10.1.1]
10.1.2*	2000-1 Amendment to the DCC 1996 Stock Option Plan	(5)[10.1.3]
10.1.3*	Dobson Communications Corporation 2000 Stock Incentive Plan	(5)[10.1.4]
10.2*	Registrant's 2002 Stock Incentive Plan	(10)[10.2]
10.3.1*	Letter dated June 3, 1996 from Registrant to Bruce R. Knooihuizen describing employment arrangement	(4)[10.3.2]
10.3.2*	Letter dated October 15, 1996 from Fleet Equity Partners to Justin L. Jaschke regarding director compensation	(4)[10.3.3]
10.3.3*	Letter dated October 28, 1997 from Registrant to R. Thomas Morgan describing employment arrangement	(1)[10.3.5]
10.3.4*	Letter dated August 25, 1998 from Registrant to Richard D. Sewell, Jr. describing employment arrangement	(3)[10.3.6]
10.3.5*	Employment Agreement, dated November 1, 2004 between Registrant and Bruce R. Knooihuizen	(27)[10.3.6]
10.3.6*	Employment Agreement, dated November 1, 2004 between Registrant and Timothy J. Duffy	(27)[10.3.7]
10.3.7*	Form of Retention Agreement	(27)[10.3.8]
10.3.8*	Employment Agreement, dated April 1, 2005 between Dobson Communications and Steven Dussek	(32)[10.1]
10.4†	Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated as of November 16, 2001	(9)[10.6]
10.4.1†	Amendment No. 1 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated August 5, 2002	(11)[10.6.1]

Exhibit Numbers	Description	Method of Filing
10.4.2†	Amendment No. 2 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated June 9, 2004	(25)[10.5.2]
10.5	Stockholder and Investor Rights Agreement dated January 31, 2000 among the Registrant and the Stockholders listed therein (without exhibits)	(5)[10.7.2.3]
10.5.1	Amendment No. 1 to Stockholder and Investor rights Agreement among AT&T Wireless Services, Inc., the Registrant, and certain other parties	(7)[10.4]
10.6*	Form of Dobson Communications Corporation Director Indemnification Agreement	(5)[10.9]
10.7	Management Agreement between Dobson Cellular Systems, Inc. and American Cellular Corporation effective as of August 19, 2003	(16)[10.14.1]
10.8†	InterCarrier Multi-Standard Roaming Agreement effective as of January 25, 2002 between Cingular Wireless, LLC, and its affiliates, and Dobson Cellular Systems, Inc., and its affiliates	(9)[10.23]
10.9	Master Services Agreement between Dobson Cellular Systems, Inc. and Convergys Information Management Group Inc. dated December 1, 2002	(12)[10.24]
10.10	Asset Exchange Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.1]
10.11	Transition Services Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.2]
10.12	Master Lease Agreement dated as of December 23, 2002 between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.3]
10.13†	Roaming Agreement for GSM/GPRS between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003	(15)[10.28]
10.14†	GSM/GPRS Operating Agreement between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003, as amended	(15)[10.29]
10.15†	Roaming Agreement for GSM/GPRS between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15)[10.30]
10.16†	GSM/GPRS Operating Agreement between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15)[10.31]
10.17†	Second Amended and Restated TDMA Operating Agreement between AT&T Wireless Services, Inc. on behalf of itself and its affiliates and ACC Acquisition LLC, on behalf of itself, American Cellular Corporation and their respective affiliates dated July 11, 2003	(15)[10.32]
10.18	Tax Allocation Agreement dated August 19, 2003, between Dobson Communications Corporation and American Cellular Corporation	(16)[10.33]
10.19	Registration Rights Agreement dated as of August 8, 2003 by and between ACC Escrow Corp. as Issuer, American Cellular Corporation, certain Guarantors listed on Schedule A and Bear, Stearns & Co., Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers	(16)[10.34]
10.20	Registration Rights Agreement dated August 19, 2003 between Dobson Communications Corporation and holders of Class A Common Stock and Series F Convertible Preferred Stock	(16)[10.35]
10.21	Registration Rights Agreement between Dobson Communications Corporation and Bank of America, N.A. dated as of March 15, 2002	(16)[10.36]
10.22	Registration Rights Agreement dated September 26, 2003 among Dobson Communications Corporation, Lehman Brothers, Inc., Morgan Stanley & Co., Incorporated, and Bear, Stearns & Co., Inc.	(17)[10.37]
10.23	Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(18)[10.38]

Exhibit Numbers	Description	Method of Filing
10.23.1	Amendment No. 1 dated March 9, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(21)[4]
10.23.2	Amendment No. 2 dated May 7, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(23)[10.32.2]
10.23.3	Amendment No. 3 dated November 8, 2004 to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(27)[10.32.3]
10.24	Guarantee and Collateral Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(18)[10.39]
10.25	Escrow Agreement dated August 8, 2003 by and between ACC Escrow Corp. and Bank of Oklahoma, National Association, as trustee and escrow agent	(19)[10.40]
10.26	Registration Rights Agreement dated as of September 26, 2003 by and among Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(19)[10.41]
10.27	Registration Rights Agreement dated as of November 8, 2004 by and among Dobson Cellular Systems, Inc,. Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and Morgan Stanley & Co. Incorporated	(27)[10.35]
10.28†	Equity Interest Purchase Agreement, dated March 14, 2005, by and between Global Tower, LLC and Dobson Cellular Systems, Inc.	(33)[10.2]
10.29†	Equity Interest Purchase Agreement, dated March 14, 2005, by and between Global Tower, LLC, and American Cellular	(33)[10.3]
10.30	Support Agreement, dated June 29, 2005, among the Dobson Communications Corporation and Preferred Stockholders	(34)
10.30.1	First Amendment to the Support Agreement, dated August 12, 2005, by and among Dobson Communications Corporation and Preferred Stockholders	(35)[10.31.1]
10.31	Registration Rights Agreement among Dobson Communications Corporation, Capital Research and Management Company, Cobalt Capital Management, Inc., JMB Capital Partners and the other parties named therein	(35)[10.31]
10.32†	InterCarrier Multi-standard Roaming Agreement by and among Cingular Wireless LLC and Dobson Cellular Systems, Inc. and American Cellular Corporation dated as of August 12, 2005	(36)[10.1]
10.33†	Addendum to GSM Operating Agreement by and between New Cingular Wireless Services, Inc. (f/k/a AT&T Wireless Services, Inc.), Dobson Cellular Systems, Inc and American Cellular Corporation dated as of August 12, 2005	(36)[10.2]
10.34	Senior Floating Rate Notes due 2012 Registration Rights Agreement dated as of September 13, 2005 by and between Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(36)[10.1]
10.35	Convertible Debentures Registration Rights Agreement dated as of September 13, 2005 by and between Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(37)[10.2]
12	Computation of Ratio of Earnings to Fixed Charges	(40)
21	Subsidiaries	(30)[21]
23.1	Consent of Independent Registered Public Accounting Firm	(40)
23.2	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)	(39)

Exhibit Numbers	Description	Method of Filing
24.1	Powers of Attorney (included on signature page hereto)	(40)
25.1	Statement of Eligibility and Qualification on Form T-1 from Trustee	(39)
99.1	Form of Letter of Transmittal	(39)
99.2	Form of Notice of Guaranteed Delivery	(39)
99.3	Form of Letter to Brokers, Dealers and Other Nominees	(39)
99.4	Form of Letter to Clients	(39)
99.5	Form of Exchange Agent Agreement	(39)

*   Management contract or compensatory plan or arrangement.

†   Confidential treatment has been requested for a portion of this document.

(1)   Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 as the exhibit number indicated in brackets and incorporated by reference herein.

(2)   Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on January 7, 1999, as the exhibit number indicated in brackets and incorporated by reference herein.

(3)   Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-71633), as the exhibit number indicated in brackets and incorporated by reference herein.

(4)   Filed as an exhibit to the Registrant's Registration Statement of Form S-4 (Registration No. 333-23769), as the exhibit number indicated in brackets and incorporated by reference herein.

(5)   Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-90759), as the exhibit number indicated in brackets and incorporated by reference herein.

(6)   Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on July 6, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(7)   Filed as an exhibit to the Registrant's Current Report on Form 8-K/A on February 22, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(8)   Filed as an exhibit to the Registrant's Registration Statement on Form S-3 (Registration No. 333-64916), as the exhibit number indicated in brackets and incorporated by reference herein.

(9)   Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(10)   Filed as an exhibit to the Registrant's Current Report on Form 8-K on June 14, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(11)   Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 20, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(12)   Filed as an exhibit to the Registrant's Current Report on Form 8-K on December 12, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(13)   Filed as an exhibit to the Registrant's Current Report on Form 8-K on January 8, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(14)   Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(15)   Filed as an exhibit to the Registrant's Current Report on Form 8-K on July 28, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(16)   Filed as an exhibit to the Registrant's Current Report on Form 8-K on September 18, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(17)   Filed as an exhibit to the Registrant's Current Report on Form 8-K on October 2, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(18)   Filed as an exhibit to the Registrant's Current Report on Form 8-K on October 29, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(19) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-110380) as the exhibit number indicated in brackets and incorporated by reference herein.

(20) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(21) Filed as an exhibit to the Registrant's Current Report on Form 8-K on March 22, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(22) Filed as an exhibit to the Registrant's Current Report on Form 8-K on April 8, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(23) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(24) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(25) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(26) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-80961) as the exhibit number indicated in brackets and incorporated by reference herein.

(27) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-122089) as the exhibit number indicated in brackets and incorporated by reference herein.

(28) Filed as an exhibit to American Cellular Corporation's Registration Statement on Form S-4 (Registration No. 333-59322) as the exhibit number indicated in brackets and incorporated by reference herein.

(29) Filed as an exhibit to the Registrant's Current Report on Form 8-K filed on November 5, 2004 as the exhibit number indicated in brackets and incorporated by reference herein.

(30) Filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(31) Filed as an exhibit to the Registrant's Current Report on Form 8-K on April 1, 2005, as the exhibit number indicated in brackets and incorporated by reference herein.

(32) Filed as an Exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as the exhibit number indicated in brackets and incorporated by reference herein.

(33) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-126247) as the exhibit number indicated in brackets and incorporated by reference herein.

(34) Filed as Annex A to the Registrant's Registration Statement on Form S-4 (Registration No. 333-126247) and incorporated by reference herein.

(35) Filed as an exhibit to the Registrant's Registration Statement on Form S-1/A (Registration No. 333-126826) as the exhibit number indicated in brackets and incorporated by reference herein.

(36) Filed as an exhibit to the Registrant's Current Report on Form 8-K/A on August 23, 2005 as the exhibit number indicated in brackets and incorporated by reference herein.

(37) Filed as an exhibit to the Registrant's Current Report on Form 8-K on September 19, 2005 as the exhibit number indicated in brackets and incorporated by reference herein.

(38) Filed as an exhibit to Exhibit No. 4.16

(39) Filed herewith.

(40) Previously filed.

Exhibit 5.1



February 8, 2006

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, Oklahoma 73134

Re: Registration Statement on Form S-4 relating to the Senior Floating Rate Notes due 2012

Ladies and Gentlemen:

   We have acted as special counsel for Dobson Communications Corporation (the "Company"), in connection with the preparation of a registration statement on Form S-4, as it may be amended (the "Registration Statement"), initially filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), on December 9, 2005 relating to the registration of the Company's Senior Floating Rate Notes due 2012 (the "Exchange Notes"). Pursuant to the Registration Statement, the Company is offering to exchange (the "Exchange Offer") up to $150,000,000 aggregate principal amount of the Exchange Notes for a like amount of its outstanding unregistered Senior Floating Rate Notes due 2012 (the "Original Notes"). The Exchange Notes will be issued upon consummation of the Exchange Offer. The Original Notes were, and the Exchange Notes will be, issued pursuant to the Indenture, dated as of September 13, 2005 (the "Indenture"), between the Company and Bank of Oklahoma, National Association, as trustee (the "Trustee").

   In our capacity as counsel to the Company we have examined (i) the Registration Statement, (ii) the Indenture and (iii) the originals, or copies identified to our satisfaction, of such corporate records of the Company, certificates of public officials, officers of the Company, and other persons, and such other documents, agreements and instruments as we have deemed necessary as a basis for the opinions hereinafter expressed.

   In our examination, we have assumed the legal capacity of all natural persons, the genuiness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

 Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

We are admitted to practice law in the State of Illinois and in the State of New York and our opinions set forth below are limited to the laws of the State of Illinois and New York, the General Corporation Law of the State of Delaware and the federal laws of the United States and we do not express any opinions herein concerning federal or state securities laws or any other laws.

Based on the foregoing, and having regard for such legal considerations as we have deemed relevant, we are of the opinion that when the Exchange Notes have been duly authorized and executed by the Company and the Exchange Notes have been authenticated by the Trustee in accordance with the provisions of the Indenture and delivered to holders tendering into the Exchange Offer in accordance with the terms of the Exchange Offer as set forth in the Registration Statement, the Exchange Notes will be legally issued and will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

The opinions set forth above are subject, as to enforcement, to (i) bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally, and (ii) general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or at law).

The opinions presented herein are limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.

In rendering the opinions set forth above, we have assumed that the Company has complied with all aspects of the laws of its jurisdiction of organization in connection with the issuance of the Exchange Notes.

The opinions and statements expressed herein are as of the date hereof. We assume no obligation to update or supplement this letter to reflect any facts or circumstances that may hereafter come to our attention or any changes in applicable law that may hereafter occur.

We hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the heading "Legal Matters" in the prospectus included as part of the Registration Statement. In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Act, or within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

MAYER, BROWN, ROWE & MAW LLP

Exhibit 25.1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☐

BANK OF OKLAHOMA, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

	73-0780382
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

Bank of Oklahoma Tower
P.O. Bo 2300
Tulsa, Oklahoma   74192
(Address of principal executive offices)   (Zip Code)

Frederic Dorwart
Frederic Dorwart, Lawyers
Old City Hall
124 East Fourth Street
Tulsa, OK 74103-5010
(918) 583-9945
(Name, address and telephone number of agent for services)

Dobson Communications Corporation

(Exact name of obligor as specified in its charter)

Oklahoma	73-1513309
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, Oklahoma   73134
(Address of principal executive offices)   (Zip Code)

Senior Floating Rate Notes Due 2012
(Title of the indenture securities)

Item 1. General information.

Furnish the following information as to the trustee-

a.   Name and address of each examining or supervising authority to which it is subject.

    Primary Regulator:

        Office of the Comptroller of the Currency
        Southwestern District
        1600 Lincoln Plaza
        500 North Akard Street
        Suite 1600
        Dallas, Texas 75201

    Federal Reserve Bank of Kansas City
    925 Grand Avenue
    Kansas City, Ok 64198

    Federal Deposit Insurance Corporation

        Washington, D.C.

b.   Whether it is authorized to exercise corporate trust powers.

    Yes.

Item 2. Affiliations with the obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

    None.

Item 3. Voting securities of the trustee.

Furnish the following information as to each class of voting securities of the trustee:

As of December 1, 2005.

Col. A	Col. B
Title of Class	Amount Outstanding
Common Stock, $100 par value	10,000 Shares

All of the outstanding voting securities of the trustee are owned by BOK Financial Corporation, an Oklahoma corporation. BOK Financial Corporation is a financial holding company subject to regulation by the Board of Governors of the Federal Reserve System pursuant to the Bank Holding Company Act of 1965, as amended. There are approximately 59,499,273 shares of $0.00006 par value common stock of BOK Financial Corporation outstanding of which George B. Kaiser, Chairman of the Board of Directors, owns approximately 67.2%. The common stock of BOKF Financial Corporation is traded on the facilities of NASDAQ under the symbol "BOKF". Answers to all other items of this statement of eligibility and qualification on Form T-1 relate to the trustee only, and do not contain information regarding BOK Financial Corporation.

Item 4. Trusteeships under other indentures.

If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

a.   Title of the securities outstanding under each such other indenture.

American Cellular Corporation 10% Series A Senior Notes Due 2011

American Cellular Corporation 9 ¹/₂% Senior Subordinated Notes Due 2009

Dobson Communications Corporation 8 7/8% Senior Notes Due 2013

Dobson Communications Corporation First Priority Senior Floating Secured Notes Due 2011

Dobson Communications Corporation 8.375% Senior Fixed Rate Notes Due 2011

Dobson Communications Corporation 1.50% Senior Convertible Debentures Due 2025

b.   A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 31 0(b)(1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

None.

Item 5. Interlocking directorates and similar relationships with the obligor or underwriters.

If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.

None.

Item 6. Voting securities of the trustee owned by the obligor or its officials.

Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each director, partner, and executive officer of the obligor:

As of December 1, 2005.

Col. A Name of Owner	Col. B Title of Class	Col. C Amount Owed Beneficially	Col. D Percentage of Voting Securities Represented by Amount Given in Col. C
None	None	None	None

Item 7. Voting securities of the trustee owned by underwriters or their officials.

Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of each such underwriter:

As of December 1, 2005.

Col. A Name of Owner	Col. B Title of Class	Col. C Amount Owed Beneficially	Col. D Percentage of Voting Securities Represented by Amount Given in Col. C
None	None	None	None

Item 8. Securities of the obligor owned or held by the trustee.

Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:

As of December 1, 2005.

Col. A Title of Class	Col. B Whether the Securities are Voting or Nonvoting Securities	Col. C Amount Owned Beneficially or Held as Collateral security for obligations in Default by Trustee	Col. D Percentage of Voting Securities Represented by Amount Given in Col. C
None	None	None	None

Item 9. Securities of underwriters owned or held by the trustee.

If the trustee owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:

As of December 1, 2005.

Col. A Title of Issuer and Title of Class	Col. B Amount outstanding	Col. C Amount Owned Beneficially or Held as Collateral security for obligations in Default by Trustee	Col. D Percentage of Voting Securities Represented by Amount Given in Col. C
None	None	None	None

Item 10. Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.

If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:

As of December 1, 2005.

	Col. A Title of Issuer and Title of Class	Col. B Amount outstanding	Col. C Amount Owned Beneficially or Held as Collateral security for obligations in Default by Trustee	Col. D Percentage of Voting Securities Represented by Amount Given in Col. C
	None	None	None	None

Item 11. Ownership or holdings by the trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor.

If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns *50* percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person any of which are so owned or held by the trustee:

As of December 1, 2005.

	Col. A Title of Issuer and Title of Class	Col. B Amount outstanding	Col. C Amount Owned Beneficially or Held as Collateral security for obligations in Default by Trustee	Col. D Percentage of Voting Securities Represented by Amount Given in Col. C
	None	None	None	None

Item 12. Indebtedness of the Obligor to the Trustee.

Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:

As of December 1, 2005.

Col. A Nature of indebtedness		Col. B Amount outstanding		Col. C Date Due
None	None			None

Item 13. Defaults by the Obligor.

a. State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

None

b.   If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

None

Item 14. Affiliations with the Underwriters.

If any underwriter is an affiliate of the trustee, describe each such affiliation. the affiliation.

None

Item 15. Foreign Trustee.

Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act.

Not applicable. The trustee is not a foreign trustee.

Item 16. List of exhibits.

List below all exhibits filed as a part of this statement of eligibility.

1.   A copy of the articles of association of the trustee as now in effect. (See attached Exhibit 1)

2.   A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association. (See attached Exhibit 2)

3.   A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2) above. (See attached Exhibit 3)

4. A copy of the existing bylaws of the trustee, or instruments corresponding thereto. (See attached Exhibit 4)

5. A copy of each indenture referred to in Item 4, if the obligor is in default.

    Obligor is not in default.

6. The consents of United States institutional trustees required by Section 321(b) of the Act.

    Pursuant to Section 321 the Trustee consents that reports of the Comptroller of the Currency maybe furnish to the Commission upon there request.

7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

    Trustee Call Report web link -

{http://www2.fdic.gov/call_tfr_rpts/toccallreport1.asp?pdocket=9656&pcert=4214&pcmbQtrEnd=09%2F3 0%
2F2003&pInstitution=Bank+of+Oklahoma%2C+National+Association++++++++++++++++++++++++++++++++++++


SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bank of Oklahoma, National Association, a corporation organized and existing under the laws of the State of Oklahoma, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Oklahoma City and the State of Oklahoma, on the 9th day of January 2006.


Bank of Oklahoma, National Association
(Trustee)


By: ///Timothy M. Cook///
Senior Vice President

EXHIBIT 1

BANK OF OKLAHOMA, NATIONAL ASSOCIATION
Charter No. 13679

AMENDED AND RESTATED ARTICLES OF ASSOCIATION
(As of July 26, 1994)

FIRST. The title of this Association shall be "Bank Of Oklahoma, National Association". This Association was first organized in 1910 as The Exchange National Bank of Tulsa. In 1933 this Association was reorganized as The National Bank of Tulsa. In 1975 the name of this Association was changed to Bank of Oklahoma, National Association.

SECOND. The main office of the Association shall be in the City of Tulsa, County of Tulsa, State of Oklahoma. The general business of the Association shall be conducted at its main office and its branches.

THIRD. The Board of Directors of this Association shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of a majority of the holders of outstanding Common Stock at any annual or special meeting thereof. If required by applicable law, each director shall own common stock of the Association with an aggregate par value of not less than $1,000, or common stock of a bank holding company owning the Association with an aggregate par, fair market or equity value of not less than $1,000, as of either (i) the date of purchase, (ii) the date the person became a director or (iii) the date of that person's most recent election to the Board of Directors, whichever is greater.

Any vacancy in the Board of Directors may be filled by action of a majority of the remaining directors between meetings of shareholders. The Board of Directors may not increase the number of directors between meetings of shareholders to a number which: (1) exceeds by more than two the number of directors last elected by shareholders where the number was 15 or less; and (2) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless the directors resign or are removed from office.

Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

Honorary or advisory members of the Board of Directors, without voting power or power of final decision in matters concerning the business of the Association, may be appointed by resolution of a majority of the full Board of Directors, or by resolution of shareholders at any annual or special meeting. Honorary or advisory directors shall not be counted for purposes of determining the number of directors of the Association or the presence of a quorum in connection with any Board action, and shall not be required to own qualifying shares.

FOURTH. There shall be an annual meeting of the shareholders to elect directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place the Board of Directors may designate, on the day of each year specified therefor in the bylaws, or if that day falls on a legal holiday in the state in which the Association is located, on the next following banking day. If no election is held on the day fixed or in the event of a legal holiday, an election may be held on any subsequent day within 60 days of the day fixed, to be designated by the Board of Directors, or, if the directors fail to fix the day, by shareholders representing two-thirds of the shares issued and outstanding. In all cases at least 10 days advance notice of the meeting shall be given to the shareholders by first class mail.

In all elections of directors, the number of votes each common shareholder may cast will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the shareholder. On all other questions, each common shareholder shall be entitled to one vote for each share of stock held by him or her.

Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Association entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the President of the Association and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the President of the Association and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee,

(2) The principal occupation of each proposed nominee,

(3) The total number of shares of capital stock of the Association that will be voted for each proposed nominee,

(4) The name and residence address of the notifying shareholder, and

(5) The number of shares of capital stock of the Association owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and in determining the vote tellers may upon directions by the chairperson disregard all votes cast for each such nominee. No bylaw may unreasonably restrict the nomination of directors by shareholders.

A director may resign at any time by delivering written notice to the Board of Directors, its chairperson, or to the Association, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

A director may be removed with or without cause by shareholders at a meeting called to remove him or her, when notice of the meeting stating that the purpose or one of the purposes is to remove him or her is given; provided, however, that a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

FIFTH. The authorized amount of capital stock of this Association shall be 750,000 shares of Common Stock of the par value of $100.00 each; but said capital stock may be increased or decreased from time to time, according to the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of the Association shall have any preemptive or preferential right of subscription to any shares of any class of stock of the Association, whether now or hereafter authorized, or to any obligations convertible into stock of the Association, issued, or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion, may from time to time determine and at such price as the Board of Directors, in its discretion, may from time to time fix.

Unless otherwise specified in the Articles of Association or required by law (1) all matters requiring shareholder action including amendments to the Articles of Association must be approved by holders of a majority of the outstanding voting stock, and (2) each shareholder shall be entitled to one vote per share.

Unless otherwise specified in the Articles of Association or required by law, all shares of voting stock shall be voted together as a class, on any matters requiring shareholder approval. If a proposed amendment would affect two or more classes or series in the same or a substantially similar way, all the classes or series so affected must vote together as a single voting group on the proposed amendment.

Shares of the same class or series may be issued as a dividend on a pro rata basis and without consideration. Shares of another class or series may be issued as a share dividend in respect of a class or series of stock if approved by a majority of the votes entitled to be cast by the class or series to be issued unless there are no outstanding shares of the class or series to be issued. Unless otherwise provided by the Board of Directors, the record date for determining shareholders entitled to a share dividend shall be the date the Board of Directors authorizes the share dividend.

Unless otherwise provided in the bylaws, the record date for determining shareholders entitled to notice of and to* vote at any meeting is the close of business on the day before the first notice is mailed or otherwise sent to the shareholders, provided that in no event may a record date be more than 70 days before the meeting.

If a shareholder is entitled to fractional shares pursuant to a stock dividend, consolidation or merger, reverse stock split or otherwise, the Association may: (a) issue fractional shares or; (b) in lieu of the issuance of fractional shares, issue script of warrants entitling the holder to receive a full share upon surrendering enough script or warrants to equal a full share; (c) if there is an established and active market in the association's stock, make reasonable arrangements to provide the shareholder with an opportunity to realize a fair price through sale of the fraction, or purchase of the additional fraction required for a full share; (d) remit the cash equivalent of the fraction to the shareholder; or (e) sell full shares representing all the fractions at public auction or to the highest bidder after having solicited and received sealed bids from at least three licensed stock brokers; and distribute the proceeds pro rata to shareholders who otherwise would be entitled to the fractional shares. The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the Association upon liquidation, in proportion to the fractional interest. The holder of script or warrant is not entitled to any of these rights unless the script or warrants explicitly provide for such rights. The script or warrants may be subject to such additional conditions as: (1) the script or warrants will become void if not exchanged for full shares before a specified date; and (2) that the shares for which the script or warrants are exchangeable may be sold at the option of the Association and the proceeds paid to scriptholders.

The Association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders. Obligations classified as debt, whether or not subordinated, which may be issued by the Association without the approval of shareholders, do not carry voting rights on any issue, including an increase or decrease in the aggregate number of the securities, or the exchange or reclassification of all or part of securities into securities of another class or series.

SIXTH. The Board of Directors shall appoint one of its members to be Chairman of the Board, who shall perform such duties as may be designated by the Board of Directors. The Board of Directors shall have the power to appoint a President — Tulsa Regional Office, and a President - Oklahoma City Regional Office, each of whom shall perform such duties as may be designated by the Board of Directors or the Chairman of the Board. The Board of Directors shall also have the power to appoint one or more vice presidents, a secretary who shall keep minutes of the directors' and shareholders' meetings and be responsible for authenticating the records of the Association, and such other officers and employees as may be required to transact the business of this Association. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the Board of Directors in accordance with the bylaws.

The Board of Directors shall have the power to:

(1) Define the duties of the officers, employees and agents of the Association.

(2) Delegate the performance of its duties, but not the responsibility for its duties, to the officers, employees, and agents of the Association.

(3) Fix the compensation and enter into employment contracts with its officers and employees upon reasonable terms and conditions consistent with applicable law.

(4)   Dismiss officers and employees.

(5)   Require bonds from officers and employees and to fix the penalty thereof.

(6)   Ratify written policies authorized by the Association's management or committees of the Board.

(7)   Regulate the manner in which any increase or decrease of the capital of the Association shall be made, provided that nothing herein shall restrict the power of shareholders to increase or decrease the capital of the Association in accordance with law, and nothing shall raise or lower from two-thirds the percentage required for shareholder approval to increase or reduce the capital.

(8)   Manage and administer the business and affairs of the Association.

(9)   Adopt bylaws, not inconsistent with law or the Articles of Association, for managing the business and regulating the affairs of the Association.

(10) Amend or repeal bylaws, except to the extent that the Articles of Association reserve this power in whole or in part to shareholders.

(11) Make contracts.

(12) Generally to perform all acts that are legal for a Board of Directors to perform.

SEVENTH. The Board of Directors shall have the power to change the location of the main office to any other place within the limits of the City of Tulsa, without the approval of the shareholders, and shall have the power to establish or change the location of any branch or branches of the Association to any other location permitted under applicable law, without the approval of the shareholders, but subject in either event to approval by the Office of the Comptroller of the Currency if required by applicable law.

EIGHTH. The corporate existence of this Association shall continue until terminated according to the laws of the United States.

NINTH. The Board of Directors of this Association, or any three or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the outstanding Common Stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the bylaws or the laws of the United States, or waived by shareholders, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least 10, and no more than 60 days, prior to the date of the meeting to each shareholder of record at his/her address as shown upon the books of this Association.

TENTH. (A) Directors of the Association shall not be personally liable to the Association or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a Director (1) for breach of the director's duty of loyalty to the Association or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) for the payment of unlawful dividends, or (4) for any transaction from which the director derived an improper personal benefit.

(B) The Association shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Association) by reason of the fact that he is or was a director, officer, employee or agent of the Association, or is or was serving at the request of the Association as a director, officer, employee or agent of another association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Association, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of <u>nolo contendere</u> or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Association, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(C) The Association shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Association to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Association, or is or was serving at the request of the Association as a director, officer, employee or agent of another Association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Association and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Association unless and only to the extent that a court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(D) To the extent that a director, officer, employee or agent of the Association has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (B) and (C) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys[5] fees) actually and reasonably incurred by him in connection therewith.

-6-

(E) Any indemnification under paragraphs (B) and (C) of this Article (unless ordered by a court) shall be made by the Association only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum (as directed in the bylaws of the Association) consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or even if obtainable a quorum of disinterested directors so elects, by independent legal counsel in a written opinion, or (3) by the shareholders.

(F) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Association in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Association as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

(G) The indemnification and advancement of expenses provided by or granted pursuant to this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(H) The indemnification and advancement of expenses provided by or granted pursuant to this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(I) By action of its Board of Directors, notwithstanding any interest of the directors in the action, the Association may purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of the Association, or of any association a majority of the voting stock of which is owned by the Association, or is or was serving at the request of the Association as a director, officer, employee or agent of another association, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Association would have the power or would be required to indemnify him against such liability under the provisions of this Article or any other applicable law; provided, however, that such insurance shall exclude coverage for a formal order assessing civil money penalties against a director, officer, employee or agent of the Association.

(J) The term director as used herein shall include persons serving as advisory directors, senior directors or directors emeritus or any other similar advisory capacity to the Board of Directors of the Association.

(K) Notwithstanding any provision to the contrary contained herein, the Association shall not indemnify directors, officers or employees against expenses, penalties or other payments incurred in an administrative proceeding or action instituted by an appropriate Bank regulatory agency, which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to the Association; provided, however that the Association shall advance expenses to a director, officer or employee incurred in connection with the defense of any such action if:

(1) The indemnitee enters into an agreement satisfactory to the Association pursuant to which the indemnitee shall reimburse any expenses advanced if (a) a final order is entered in the action assessing civil money penalties or requiring payments to the Association, or (b) if the Board of Directors of the Association finds that the indemnitee willfully misrepresented factors relevant to the Board's determination of conditions described in (2)(a) or (b) below;

(2) Prior to making any advances, the Board of the Association, in good faith, determines in writing that all of the following conditions are met: (a) the indemnitee has a substantial likelihood of prevailing on the merits; (b) in the event that the indemnitee does not prevail, he or she will have the financial capability to reimburse the Association; and (c) payment of expenses by the Association will not adversely affect Bank safety and soundness; and

(3) If at any time the Board of the Association believes, or should reasonably believe, that the conditions described in (2)(a), (2)(b) or (2)(c) are no longer met, the Association shall cease paying any such expenses.

ELEVENTH. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the outstanding Common Stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount. The Association's Board of Directors may propose one or more amendments to the Articles of Association for submission to the shareholders.

Exhibit 2



Comptroller of the Currency

UNITED STATES DEPARTMENT OF THE TREASURY

WASHINGTON, D.C.,

Whereas, *satisfactory notice has been transmitted to the Comptroller of the Currency evidencing that all requisite legal and corporate action has been taken by*

NATIONAL BANK OF TULSA,

located in   TULSA,   *State of*   OKLAHOMA,   *in accordance with the statutes of the United States, to authorize a change of the name of that association to*

BANK OF OKLAHOMA, N. A.;

Now, Therefore, *it is hereby certified that such change of name of said association is approved, effective* July 1, 1975.

In Testimony Whereof, *witness my signature and seal of office this*   24th   *day of*   June,   *19* 75.



James E. Smith

Comptroller of the Currency

Charter No. 13679



No. 13679.

Treasury Department
Office of Comptroller of the Currency

Washington, D.C., APRIL 25, 1933.

Whereas, by satisfactory evidence presented to the undersigned, it has been made to appear that

"NATIONAL BANK OF TULSA"

in the CITY of TULSA

in the County of TULSA and State of OKLAHOMA

has complied with all the provisions of the Statutes of the United States, required to be complied with before an association shall be authorized to commence the business of Banking;

Now therefore I, F. G. AWALT, ACTING Comptroller of the Currency, do hereby certify that

"NATIONAL BANK OF TULSA"

in the CITY of TULSA

in the County of TULSA and State of OKLAHOMA

is authorized to commence the business of Banking as provided in Section Fifty one hundred and sixty nine, of the Revised Statutes of the United States.



In testimony whereof, witness my hand, and Seal of office this TWENTY-FIFTH day of APRIL 1933.

Exhibit 3

Comptroller of the Currency

TREASURY DEPARTMENT

OF THE UNITED STATES

Washington, D.C.

WHEREAS, BANK OF OKLAHOMA, N. A., located in Tulsa, State of Oklahoma, being a National Banking Association, organized under the statutes of the United States, has made application for authority to act as fiduciary

AND WHEREAS, applicable provisions of the statutes of the United States authorize the grant of such authority;

NOW THEREFORE, I hereby certify that the necessary approval has been given and that the said association is authorized to act in all fiduciary capacities permitted by such statutes.



IN TESTIMONY WHEREOF, witness my signature and seal of Office this first day of July, 1975

James E. Smith
Comptroller of the Currency

Charter No. 13679

Comptroller of the Currency



TREASURY DEPARTMENT OF THE UNITED STATES

Washington, D.C.

WHEREAS, BANK OF OKLAHOMA, N. A., located in Tulsa, State of Oklahoma, being a National Banking Association, organized under the statutes of the United States, has made application for authority to act as fiduciary

AND WHEREAS, applicable provisions of the statutes of the United States authorize the grant of such authority;

NOW THEREFORE, I hereby certify that the necessary approval has been given and that the said association is authorized to act in all fiduciary capacities permitted by such statutes.



IN TESTIMONY WHEREOF, witness my signature and seal of Office this first day of July, 1975

James E. Smith

James E. Smith
Comptroller of the Currency

Charter No. 13679

EXHIBIT 4

BANK OF OKLAHOMA, NATIONAL ASSOCIATION

AMENDED AND RESTATED
BYLAWS
(Adopted December 21, 1993)
(With Amendment dated May 28, 1996)
Index

BANK OF OKLAHOMA,
NATIONAL ASSOCIATION
AMENDED AND RESTATED
BYLAWS
(Adopted December 21, 1993)
(With Amendment dated May 28, 1996)

ARTICLE I

Main Office

The main office of the association shall be located in the City of Tulsa, County of Tulsa, State of Oklahoma. The general business of the association shall be conducted at its main office, its branches and such other offices as are permitted by the rules and regulations of the office of the Comptroller of the Currency.

ARTICLE II

Meetings of Shareholders

Section 1. Annual Meeting.

There shall be an annual meeting of the shareholders to elect directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place the Board of Directors may designate, on the second Wednesday of April of each year, or if that day falls on a legal holiday in the state of Oklahoma, on the next following banking day. If no election is held on the day fixed or in the event of a legal holiday, an election may be held on any subsequent day within 60 days of the day fixed, to be designated by the Board of Directors, or, if the Board of Directors fail to fix the day, by shareholders representing two-thirds of the shares issued and outstanding. In all cases at least 10 days advance notice of the meeting shall be given to the shareholders by first class mail.

Section 2. Special Meetings.

The Board of Directors of this Association, or any three or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the outstanding Common Stock of this Association, may call a special meeting of shareholders at any time. Unless waived by shareholders, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least 10, and no more than 6 0 days, prior to the date of the meeting to each shareholder of record at his/her address as shown upon the books of this Association.

Section 3. <u>Place of Meeting.</u>

Any annual, regular or special meeting of the shareholders of the association may be held at any convenient place, either within or without the State of Oklahoma, if such place be designated by the Board of Directors in a written notice of the meeting sent to all shareholders or in a waiver of notice signed by all shareholders entitled to vote at a meeting. If no specific designation is made, the place of meeting shall be the main office of the association.

Section 4. <u>Notice of Meeting.</u>

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than forty days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the association, with postage thereon prepaid. If any annual or special meeting of the shareholders be adjourned to another time or place, no notice as to such adjourned meeting need be given other than by announcement at the meeting at which such adjournment is taken; provided, however, that in the event such meeting be adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Notice of the place, day, hour and purpose of any annual or special meeting of the shareholders of the association may be waived in writing by any shareholder or by his attendance at such meeting. Such waiver may be given before or after the meeting, and shall be filed with the Secretary or entered upon the records of the meeting.

Section 5. <u>Voting Lists.</u>

The officer or agent having charge of the stock transfer books for shares of the association shall make, at least 48 hours before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by, each, which list, for a period of 24 hours prior to such meeting, shall be kept on file at the principal office of the association and shall be subject to inspection by any shareholder or person representing shares at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. Either such list, when certified by the officer or agent preparing the same, or the original stock transfer books shall be prima facie

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evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders. Provided, however, it shall not be necessary to prepare and produce a list of shareholders if the share ledger reasonably shows in alphabetical order by classes of shares all persons entitled to represent shares at such meeting with the number of shares entitled to be voted by each shareholder.

Section 6. Quorum.

A majority of the outstanding shares of the association entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 7. Proxies.

Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this association shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and filed with the records of the meeting. Proxies with rubber stamped facsimile signatures may be used and unexecuted proxies may be counted upon receipt of a confirming telegram from the shareholder. Proxies meeting the above requirements submitted at any time during a meeting shall be accepted.

Section 8. Voting of Shares.

When a quorum is present or represented at any meeting, the vote of the holders of a majority of the shares entitled to vote, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which, by express provisions of the statutes or of the certificate of incorporation or of these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Voting at any annual, regular or special shareholders' meeting need not be by ballot unless demand therefor is made by a shareholder, proxy or other person present at and entitled to vote at such meeting. In all elections of directors, the number of votes each common shareholder may cast will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be

3

distributed among two or more candidates in the manner selected by the shareholder. On all other questions, each common shareholder shall be entitled to one vote for each share of stock held by him or her. Every fractional share of stock, if any, shall entitle its owner to the corresponding fractional vote.

Section 9. Voting of Shares by Certain Holders.

Shares standing in the name of another association shall be voted by the President of such association, or by proxy appointed by him, unless some other person, by resolution of such other association's Board of Directors, shall be appointed to vote such shares, in which case such person shall be entitled to vote the shares upon the production of a certified copy of such resolution.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred. Provided, however, that if the instrument of transfer discloses the pledge, the transferor shall be entitled to vote such pledged shares unless, in the instrument of transfer, the pledgor shall have expressly empowered the pledgee to represent the shares. If the pledgee is thus empowered, he or his proxy shall be exclusively entitled to represent such shares. Shares of its own stock belonging to the association shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time, but shares of its own stock held by the association in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares and the actual voting power of the shareholders at any given time.

Section 10. Inspectors of Election.

In advance of any meeting of shareholders, the Board of Directors may appoint inspectors of the election to act at such meeting or any adjournment thereof. If the inspectors of the election be not so appointed, the Chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of such inspectors shall be

4

one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares present and entitled to vote shall determine whether one or three inspectors are to be appointed. An inspector need not be a shareholder, but no person who is a candidate for an office of the association shall act as an inspector.

In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the Board of Directors in advance of the convening of the meeting, or at the meeting by the person or officer acting as Chairman.

The inspectors shall first take and subscribe an oath or affirmation faithfully to execute the duties of inspectors at such meeting with strict impartiality and according to the best of their ability.

The inspectors of the election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes or ballots, take charge of the polls, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes, determine the result, and do such other acts as may be proper to conduct the election or voting with fairness to all shareholders. The inspectors of the election shall perform their duties impartially, in good faith, to the best of their ability, and as expeditiously as is practical. If there be three inspectors, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

On request of the Chairman of the meeting, or of any shareholder or his proxy, the inspectors shall make a report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated therein; provided, however, that any ruling by such inspectors may, upon being disputed by any shareholder, proxy or other person, present at and entitled to vote at such meeting, be appealed to the floor of the shareholders' meeting.

Section 11. Informal Action by Shareholders.

Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of any such corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

ARTICLE III

Directors

Section 1. Number, Tenure and Qualifications.

The number of Directors of the association shall be not less than five and not more than twenty-five, as determined from time to time by resolution of a majority of the full Board of Directors or by resolution of a majority of the holders of outstanding common stock at the annual meeting, or at a special meeting called for such purpose. Directors need not be residents of the State of Oklahoma. A Director to be qualified to take office shall be legally competent to enter into contracts. Directors, other than the initial Board of Directors, shall be elected at the annual meeting of the shareholders. Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless the directors resign or are removed from office. Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

Section 2. Resignation; Removal.

A director may resign at any time by delivering written notice to the Board of Directors, its chairperson, or to the Association, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date. A director may be removed with or without cause by shareholders at a meeting called to remove him or her, when notice of the meeting stating that the purpose or one of the purposes is to remove him or her is given; provided, however, that a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

Section 3. Vacancies.

Any vacancy in the Board of Directors may be filled by action of a majority of the remaining directors between meetings of shareholders. The Board of Directors may not increase the number of directors between meetings of shareholders to a number which: (1) exceeds by more than two the number of directors last elected by shareholders where the number was 15 or less; and (2) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

Section 4. <u>Quorum.</u>

A majority of the director positions on the board shall constitute a quorum at any meeting, except when otherwise provided by law, or the bylaws, provided that a quorum may not be reduced to below one-third of the number of director positions, but at a lesser number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. If the number of directors is reduced below the number that would constitute a quorum, no business may be transacted, except selecting directors to fill vacancies in conformance with Section 2.17.

If a quorum is present, the board of directors may take action through the vote of a majority of the directors who are in attendance.

Section 5. <u>Compensation.</u>

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the association in any other capacity and receiving compensation therefor. Members of any committee appointed by the Board of Directors may be allowed like compensation for attending committee meetings.

Section 6. <u>General Powers.</u>

The business and affairs of the association shall be managed and conducted and all corporate powers shall be exercised by its Board of Directors, which may exercise all such powers of the association and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised and done by the shareholders. The Board of Directors shall elect all officers of the association and may impose upon them such additional duties and give them such additional powers not defined in these bylaws, and not inconsistent herewith, as they may determine.

Section 7. <u>Advisory Directors.</u>

The Board of Directors may, by resolution adopted by a majority of the entire Board, appoint one or more advisory directors who shall have no vote or authority to act and who shall provide only general policy advice to the Board. Advisory directors shall have no voting rights and shall not be counted or included as a director for quorum or any other purposes and shall not be required to own qualifying shares.

Section 8. Nomination of Directors.

Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Association entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the President of the Association and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the President of the Association and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee,

(2) The principal occupation of each proposed nominee,

(3) The total number of shares of capital stock of the Association that will be voted for each proposed nominee,

(4) The name and residence address of the notifying shareholder, and

(5) The number of shares of capital stock of the Association owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and in determining the vote tellers may upon directions by the chairperson disregard all votes cast for each such nominee. No bylaw may unreasonably restrict the nomination of directors by shareholders.

ARTICLE IV

Meetings of the Board of Directors

Section 1. Regular Meetings.

A regular meeting of the Board of Directors shall be held without notice, at 12:00 noon on the last Tuesday of each month at the main office of the association unless the Board shall designate another date and/or place. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Oklahoma, for the holding of additional regular meetings without other notice than such resolution.

Section 2. Special Meetings.

Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the President or any three Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Oklahoma, as the place for holding any special meeting of the Board of Directors called by them. Meetings may be held at any time and any place without notice, if all the Directors are present or if those not present waive notice of the meeting in writing.

Section 3. Notice.

Notice of any special meeting shall be given at least three days prior thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram, telecopy or telex. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid thereon. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Director may, in writing, waive notice of any meeting, either before or after such meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting, except as required by statute or specifically provided for herein.

Section 4. Quorum.

In all meetings of the Board of Directors a majority of the director positions on the Board shall be necessary to constitute a quorum for the transaction of business, unless otherwise provided by law, by the Articles of Association or by these bylaws. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is expressly required by statute, the certificate of incorporation or by these bylaws. If a quorum shall not be present at any meeting of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 5. Special Meetings By Conference Telephone.

Members of the Board of Directors may participate in special meetings through use of conference telephone or similar communications equipment so long as all members participating in such meetings can hear one another.

<u>ARTICLE V</u>

Committees of the Board

Section 1. <u>Executive Committee.</u>

The Board may appoint from among its members an Executive Committee of such number as the Board shall deem proper. The Chairman of the Board shall be a member ex officio, but all other members shall serve during the pleasure of the Board. The Executive Committee shall have and may exercise, so far as may be permitted by law, all the authority and all the powers of the Board during intervals between meetings thereof. The Executive Committee shall keep minutes of its meetings and such minutes shall be submitted at the next regular meeting of the Board at which a quorum is present, at which time any action taken by the Board with respect thereto shall be entered in the minutes of the Board. All acts done and powers conferred by the Executive Committee from time to time shall be deemed to be, and may be certified as being done or conferred, under the authority of the Board.

The Executive Committee may determine at any time in its discretion to hold regular meetings, in which event such meetings shall be held at the time, place, and date so designated, without any notice thereof required to be given to its members. Notice of any meetings of the Executive Committee other than regular meetings shall be given to its members in a manner deemed most likely to provide them actual notice thereof, as far in advance of the time of the meeting as practicable. A majority of all members of the Executive Committee, at least two of whom shall be non-ex officio members, shall constitute a quorum for all purposes.

The Executive Committee may adopt its own rules of procedure.

Section 2. <u>Audit Committee.</u>

The Board shall appoint an Audit Committee, consisting of not less than three members other than active officers of the association. The Audit Committee shall, at least once every twelve months, examine the affairs of the Association, count its cash, compare its assets and liabilities with the accounts of the general ledger, and ascertain whether the accounts are correctly kept and the condition of the association corresponds therewith.

All audits and examinations described in this section may be performed by the members of the Audit Committee directly or through certified public accountants selected by the Audit Committee for such purpose and responsible solely to the Audit Committee and the Board for the results of their audits and examinations . The expenses of audits and examinations made by persons other than the Audit Committee shall be paid by the Association. The Audit Committee shall report the results of all audits and examinations in writing to the Board at its next regular meeting thereafter, and shall recommend to the Board such changes in the manner of doing business as shall seem desirable on the basis thereof. [Such report and all actions taken thereon shall be noted in the minutes of the Board.] [Note: all bracketed material is the procedure for trust examinations required by 12 C.F.R. §9.9.]

Section 3. <u>Credit and Investment Committee.</u>

The Board shall appoint a Credit & Investment Committee. At least three members of the Credit & Investment Committee shall be persons other than active officers of the Association. The Credit & Investment Committee shall (i) review, supervise, and recommend action to the Board in procedures for, the lending activities of the Association, (ii) review, supervise, and recommend action to the Board for, the investment activities of the Association, and (iii) review, supervise and recommend action respecting assets, asset quality, loan reviews, and regulatory examinations. The Credit and Investment Committee shall, subject to approval by the Board, adopt a charter detailing the authority, duties, memberships, quorum, and meeting schedules of the Committee. The Credit & Investment Committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board at which a quorum is present, at which time any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 4. <u>CRA Committee</u>

The Board shall appoint a CRA Committee. At least three members of the CRA Committee shall be persons other than active officers of the Association. The CRA Committee shall review, supervise, and recommend action to the Board regarding the performance by the Association of its obligations under the Community Reinvestment Act. The CRA Committee shall, subject to approval by the Board, adopt a charter detailing the authority, duties, memberships, quorum, and meeting schedules of the Committee. The CRA Committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board at which a quorum is present, at which time any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 5. <u>Other Committees.</u>

The Board of Directors may appoint, from time to time, from its own members, other committees of one or more persons, for such purposes and with such powers as the Board may determine. The Chairman of the Board may appoint non-director officers to such committees for the purpose of counseling with and providing information to the committee, and may remove such members at any time at his pleasure. Non-director members so appointed may be voting members of such committees, but all official actions of such committees must be approved by a majority of their director members. Meetings of such committees may be held in the absence of non-director members whenever the director members so choose. All such committees shall keep minutes of its meetings and such minutes shall be submitted at the next regular meeting of the Board at which a quorum is present, at which time any action of the Board with respect thereto shall be entered in the minutes of the Board.

Section 6. Committee Meeting by Conference Telephone.

Members of each Committee (other than the Audit Committee) may participate in meetings of those committees through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another.

ARTICLE VI

Officers

Section 1. Number.

The officers of the association shall be a Chairman of the Board, a President and Chief Executive Officer, a President - Oklahoma City, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. The Board of Directors may elect or appoint one or more Vice Presidents, and any other officers, assistant officers, managers and assistant managers of branches and agents as it shall deem necessary or desirable, who shall hold their offices for such terms as shall be determined from time to time by the Board, and shall have such authority and perform such duties as shall be determined from time to time by the Board, the Chairman of the Board or a President. Any two or more corporate offices, except those of President and Vice President, or President and Secretary, may be held by the same person; but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument be required by law or by these bylaws to be executed, acknowledged or verified by any two or more officers.

Section 2. Election and Term of Office.

The officers of the association to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Additional officers and assistant officers may be elected or appointed by the Board of Directors during the year. Each officer shall hold office for the current year for which the board was elected and until his successor shall have been duly elected and shall have qualified, or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any vacancy occurring in the office of president shall be filled promptly by the Board of Directors.

Section 3. <u>Qualification.</u>

To be qualified to take office, an officer shall be legally competent to enter into contracts. Officers need not be residents of Oklahoma or of the United States. Officers need not be shareholders of the association, and only the Chairman of the Board, the President — Tulsa Regional Office and the President — Oklahoma City Regional Office need be a Director of this association.

Section 4. <u>Removal.</u>

Any officer or agent elected or appointed by the Board of Directors may be removed at any time by the Board of Directors whenever in its judgment the best interests of the association would be served thereby.

Section 5. <u>Vacancies.</u>

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 6. <u>Compensation.</u>

The compensation of all officers, assistant officers and agents of the association shall be fixed by the Board of Directors.

Section 7. <u>Chairman of the Board.</u>

The Board of Directors shall from its members appoint a Chairman of the Board. The Chairman of the Board of Directors shall, when present, preside at all meetings of the stockholders and Board of Directors, either annual or special. He shall be an ex officio member of any committee of Directors. He shall assist the Board of Directors in the formulation of policies to be pursued by the executive management of the association. He may sign with the Secretary or any other proper officer of the association, thereunto authorized by the Board of Directors, and deliver on behalf of the association any deeds, mortgages, bonds, contracts, powers of attorney, or other instruments which the Board of Directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the association or shall be required by law to be otherwise signed or executed. He shall perform all such other duties as are incident to his office or are properly required of him by the Board of Directors.

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Section 8. <u>President.</u>

The President — Tulsa Regional Office shall be the President of the Association and also the chief operating officer of the Association. The President shall be the chief administrative officer of the Association. He shall, when present, and in the absence of the Chairman of the Board preside at all meetings of the Board of Directors and stockholders. He shall be ex officio a member of any committee of Directors. He shall have general and active management of the business of the association, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall have the power to execute bonds, mortgages and other contracts requiring a seal, under the seal of the association, except where required by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the association. He shall vote any stock which may stand in the name of the association on the books of any other company. He shall have power to superintend any officers or heads of departments and to dismiss any of the subordinate employees when he shall deem proper. He shall perform such other duties and exercise such other powers as are provided in these bylaws and, in addition thereto, as are incident to his office or are properly required of him by the Board of Directors.

In the absence of the Chairman of the Board or in the event of his inability or refusal to act, the President shall perform the duties of the Chairman of the Board, and when so acting shall have all the powers of and be subject to all the restrictions upon the Chairman of the Board.

In the absence of the President, or in the event of his death, or inability or refusal to act, the President — Oklahoma City Regional Office shall perform the duties of the President, and when so acting, shall have all the power of and be subject to all the restrictions upon the President.

Section 9. <u>President — Tulsa Regional Office.</u>

The Board of Directors shall appoint from its members a President — Tulsa Regional Office who shall also be the chief operating officer of the Tulsa Regional Office. The President — Tulsa Regional Office shall be the chief administrative officer of the association in the area designated by the Board as covered by the Tulsa Regional Office. He shall have general and active management of the business of the Tulsa Regional Office, and shall see that all orders and resolutions of the Board of Directors with respect to such office are carried into effect. He shall have power to superintend any officers or heads of departments of the Tulsa Regional Office and to dismiss any of the subordinate employees of such office when he shall deem proper. He shall perform such other duties and exercise such other powers as are provided in these bylaws and, in addition thereto, as are incident

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to his office or are properly required of him by the Board of Directors.

Section 10. President — Oklahoma City Regional Office.

The Board of Directors shall appoint from its members a President — Oklahoma City Regional Office who shall also be the chief operating officer of the Oklahoma City Regional Office. The President — Oklahoma City Regional Office shall be the chief administrative officer of the association in the area designated by the Board as covered by the Oklahoma City Regional Office. He shall have general and active management of the business of the Oklahoma City Regional Office, and shall see that all matters with respect to such office are carried into effect as requested by the chief executive officer and chief operating officer of the Association. He shall perform such other duties and exercise such other powers as are provided in these bylaws and, in addition thereto, as are incident to his office or are properly assigned to him by the Board of Directors, the chief executive officer or the chief operating officer of the Association.

Section 11. Vice Presidents.

The Board may appoint one or more Vice Presidents, one or more of whom may be Executive or Senior Vice Presidents. In the absence of the President of both Regional Offices, or in the event of their deaths, or inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the association, and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors. Each Vice-President shall perform such other duties and exercise such other powers as are properly assigned to him by the Board of Directors or the President of the Association.

Section 12. The Secretary.

The Secretary shall: (a) Keep the minutes of the shareholders' meetings and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the association and see that the seal of the association is affixed to all documents, the execution of which on behalf of the association under its seal is duly authorized; (d) keep a register of the post office address of each shareholder; (e) sign, with the President or a Vice-President, certificates for shares of the association, the allotment of which shall have been

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authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the association; (g) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 13. The Treasurer.

If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the association, receive and give receipts for moneys due and payable to the association from any source whatsoever, and deposit all such moneys in the name of the association in such banks, trust companies or other depositories as shall be selected; and (b) in general, perform all the duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 14. Assistant Secretaries and Assistant Treasurers.

The Assistant Secretaries shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and may sign with the President or a Vice President, certificates for shares of the association, the allotment of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

ARTICLE VII

Trust Division

Section 1. Trust Division.

There shall be a division of the Association known as the Trust Division, which shall perform the fiduciary responsibilities of the Association.

The management and administration of the Trust Division and the fiduciary powers of the Board may be delegated from time to time by the Board to such persons or committees as it shall deem appropriate. The resolution or resolutions setting forth the action of the Board in this respect and any amendments thereto shall be attached to these Bylaws as Exhibit 1, and each amendment as additional exhibits hereto.

Section 2. <u>Trust Investment Committee.</u>

The Board may appoint from its members a trust investment committee of this association composed of three members, who shall be capable and experienced officers or directors of the association. All investments of funds held in a fiduciary capacity shall be made, retained or disposed of only with the approval of the trust investment committee, and the committee shall keep minutes of all its meetings, showing the disposition of all matters considered and passed upon by it. The committee shall, promptly after the acceptance of an account for which the association has investment responsibilities, review the assets thereof, to determine the advisability of retaining or disposing of such assets. The committee shall conduct a similar review at least once during each calendar year thereafter and within 15 months of the last such review. A report of all such reviews, together with the action taken as a result thereof, shall be noted in the minutes of the committee.

Section 3. <u>Trust Audit Committee.</u>

The Board shall appoint a Trust Audit Committee. All members of the Trust Audit Committee shall be persons other than active officers of the Association. [The Trust Audit Committee shall at least once during each calendar year and within 15 months of the last such audit, examine the trust division of the Association to ascertain whether fiduciary powers has been administered in accordance with law, applicable regulations of the Comptroller of the Currency, and sound fiduciary principles, or shall adopt a continuous audit system adequate to perform the identical function.] All audits and examinations described in this section may be performed by the members of the Trust Audit Committee directly or through certified public accountants selected by the Trust Audit Committee for such purpose and [responsible solely to the Trust Audit Committee and the Board for the results of their audits and examinations.] The expenses of audits and examinations made by persons other than the Trust Audit Committee shall be paid by the Association. The Trust Audit Committee shall report the results of all audits and examinations in writing to the Board at its next regular meeting thereafter, and shall recommend to the Board such changes in the manner of doing business as shall seem desirable on the basis thereof. [Such report and all actions taken thereon shall be noted in the minutes of the Board.] [Note: All bracketed material is the procedure for trust examinations required by 12 C.F.R §9.9. and shall be interpreted consistently therewith.]

Section 4. Fiduciary Files.

There shall be maintained by the association all fiduciary records necessary to assure that its fiduciary responsibilities have been properly undertaken and discharged.

Section 5. Trust Investments.

Funds held in a fiduciary capacity shall be invested according to the instrument establishing the fiduciary relationship and local law. Where such instrument does not specify the character and class of investments to be made and does not vest in the association a discretion in the matter, funds held pursuant to such instrument shall be invested in investments in which corporate fiduciaries may invest under local law.

ARTICLE VIII

Shares of Stock

Section 1. Certificates for Shares.

Certificates representing shares of the association shall be in such form as shall be determined by the Board of Directors . Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary, and the corporate seal or a facsimile thereof affixed thereto. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the persons to whom the certificate is issued, the number of shares represented thereby and the date of issue shall be entered on the stock transfer books of the association. All certificates surrendered to the association for transfer shall be cancelled, and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the association as the Board of Directors may prescribe.

Section 2. Transfer of Shares.

Transfer of shares of the association shall be made only on the stock transfer books of the association by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the association, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the association shall be deemed by the association to be the owner thereof for all purposes.

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ARTICLE IX

Closing of Transfer Books and Fixing of Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or the shareholders entitled to receive payment of any dividend or distribution, or the allotment of any rights, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the association may provide that the stock transfer books shall be closed for a stated period, not to exceed seventy days prior to the date on which the particular action requiring such determination of shareholders is to be taken. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of the shareholders entitled to notice of or to vote at a meeting of shareholders, or of the shareholders entitled to receive payment of a dividend or distribution or allotment of rights, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend or distribution or the allotment of rights is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

ARTICLE X

Fiscal Year

The fiscal year of the association shall be fixed by resolution of the Board of Directors.

ARTICLE XI

Annual Report

The Board of Directors shall cause an annual report to be sent to the shareholders.

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ARTICLE XII

Dividends

The Board of Directors may declare, and the association may pay, dividends on its outstanding shares in cash, property or its own shares, subject to the provisions of the statutes and any provision of the certificate of incorporation.

Before the payment of any dividend or other distribution of profits, there may be set aside out of any funds of the association available for such purpose such sum or sums as the Directors from time to time, in their absolute discretion, consider to be a proper reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the association, or for such other purpose as the Directors shall determine to be in the interest of the association, and the Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE XIII

Seal

The Board of Directors shall adopt and provide a corporate seal, which shall be circular in form and shall have inscribed thereon the name of the association and the words "Corporate Seal."

ARTICLE XIV

Indemnification

The Association shall indemnify, pursuant to the provisions of the Articles of Association of the Association, as amended from time to time, any person by reason of the fact that he is or was a director, officer, employee or agent of the Association, or is or was serving at the request of the Association as a director, officer, employee or agent of another association, partnership, joint venture, trust or other enterprise.

ARTICLE XV

Miscellaneous Provisions

Section 1. Execution of Instruments.

All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged,

20

verified, delivered, or accepted on behalf of the Association by the Chairman of the Board, the Vice Chairman of the Board, the President, any Vice President, the Secretary, or the Cashier. Any such instruments may also be executed, acknowledged, verified, delivered, or accepted on behalf of the Association in such other manner and by such other officers as the Board may from time to time direct. The provisions of this Section are supplementary to any other provision of these Bylaws.

Section 2. <u>Records.</u>

The Articles of Association, the Bylaws, and the proceedings of all meetings of the shareholders, the Board, and standing committees of the Board shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary appointed to act as Secretary of the meeting.

Section 3. <u>Banking Hours.</u>

The Board shall prescribe hours of business for the Association; provided, however, that the main office of the Association shall be open for business at least six hours of each day, except Saturdays, Sundays, days recognized by the laws of the State of Oklahoma as legal holidays, and such other times as may be determined by the Board. Other facilities of the Association shall be open for business for such hours and at such times as shall be prescribed from time to time by the chief executive officer of the Association, with the concurrence of the President.

Section 4. <u>Inspection.</u> A copy of the bylaws, with all amendments, shall at all times be kept in a convenient place at the main office of the association, and shall be open for inspection to all shareholders during banking hours.

ARTICLE XVI

Amendments

Except to the extent the Articles of Association reserve this power in whole or in part, these bylaws may be altered or repealed, or new bylaws may be adopted by a majority vote of a quorum of the members of the Board of Directors at any annual, regular or special meeting duly convened after notice to the Directors setting out the purpose of the meeting, subject to the power of the shareholders to alter or repeal such bylaws; provided, however, the Board shall not adopt or alter any bylaw fixing their number, qualifications, classifications or terms of office, but any such bylaw may be adopted or altered only by the vote of a majority of a quorum of the shareholders entitled to exercise the voting power of the association at any annual, regular or special meeting duly convened after notice to the shareholders setting out the purpose of the meeting.

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LETTER OF TRANSMITTAL
DOBSON COMMUNICATIONS CORPORATION

Offer for all Outstanding
$150,000,000 Senior Floating Rate Notes due 2012
in Exchange for
$150,000,000 Senior Floating Rate Notes due 2012
that have been Registered under the Securities Act of 1933
Pursuant to the Prospectus, dated

**THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON   ,
     , UNLESS EXTENDED (THE "EXPIRATION DATE") BY THE COMPANY IN ITS SOLE
DISCRETION.**

**TENDERS OF ORIGINAL NOTES MAY BE WITHDRAWN PRIOR TO 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON THE EXPIRATION DATE.**

Delivery To: Bank of Oklahoma, National Association, Exchange Agent

By Mail:	By Hand or Overnight Courier:
Bank of Oklahoma, National Association	Bank of Oklahoma, National Association
9520 North May Avenue, 2nd Floor	9520 North May Avenue, 2nd Floor
Oklahoma City, Oklahoma 73120	Oklahoma City, Oklahoma 73120
Attn: Rachel Redd-Singleton, Corporate Trust	Attn: Rachel Redd-Singleton, Corporate Trust

By Facsimile Transmission
(for Eligible Institutions only):
(405) 936-3964

Confirm by Telephone:
(405) 936-3972

Delivery of this instrument to an address other than as set forth above, or transmission of instructions via facsimile other than as set forth above, will not constitute a valid delivery. The method of delivery of all documents, including certificates, is at the risk of the holder. Instead of delivery by mail, we recommend the use of an overnight or hand delivery service. You should read the instructions accompanying this Letter of Transmittal carefully before you complete this Letter of Transmittal.

The undersigned acknowledges that he or she has received the Prospectus, dated   (the "Prospectus"), of Dobson Communications Corporation (the "Company"), and this Letter of Transmittal and the accompanying instructions (the "Letter"), which together constitute the Company's offer (the "Exchange Offer") to exchange an aggregate principal amount of up to $150,000,000 of the Company's Senior Floating Rate Notes due 2012 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of the Company's unregistered, issued and outstanding Senior Floating Rate Notes due 2012 (the "Original Notes" and collectively with the Exchange Notes, the "Notes") from the registered holders thereof, on the terms and subject to the conditions set forth in the Prospectus.

For each Original Note accepted for exchange, the holder of such Original Note will receive an Exchange Note having a principal amount equal to that of the surrendered Original Note. The Exchange Notes will bear interest from the most recent date to which interest has been paid on the Original Notes. Accordingly, registered holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid. Original Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Original Notes whose Original Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Original Notes otherwise payable on any interest payment date, the record date for which occurs on or after consummation of the Exchange Offer.

This Letter is to be completed by a holder of Original Notes for a tender of Original Notes to be made by book-entry transfer to the account maintained by the Exchange Agent at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "Description of the Exchange Offer — Book-Entry Transfers" section of the Prospectus and for which an Agent's Message is not delivered. Tenders by book-entry transfer may also be made by delivering an Agent's Message in lieu of this Letter. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by this Letter and that the Company may enforce this Letter against such participant. Holders of Original Notes who are unable to deliver confirmation of the book-entry tender of their Original Notes into the Exchange Agent's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation") and all other documents required by this Letter to the Exchange Agent on or prior to the Expiration Date, must tender their Original Notes according to the guaranteed delivery procedures set forth in "Description of the Exchange Offer — Guaranteed Delivery Procedures" section of the Prospectus. See Instruction 1.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

The undersigned has completed the appropriate boxes below and signed this Letter to indicate the action the undersigned desires to take with respect to the Exchange Offer.

PLEASE READ THIS ENTIRE LETTER AND THE PROSPECTUS CAREFULLY BEFORE CHECKING ANY BOX BELOW. THE INSTRUCTIONS INCLUDED IN THIS LETTER MUST BE FOLLOWED. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE PROSPECTUS, THIS LETTER AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE EXCHANGE AGENT. SEE INSTRUCTION 9.

HOLDERS WHO WISH TO ACCEPT THE EXCHANGE OFFER AND TENDER THEIR ORIGINAL NOTES MUST COMPLETE THIS LETTER IN ITS ENTIRETY AND COMPLY WITH ALL OF ITS TERMS.

List below the Original Notes to which this Letter relates. If the space provided below is inadequate, the certificate numbers and principal amount of Original Notes should be listed on a separate signed schedule affixed to this Letter.

DESCRIPTION OF ORIGINAL NOTES			
Name(s) and Address(es) of Registered Holder(s) (Please fill in, if blank)	Certificate Number(s)*	Aggregate Principal Amount of Original Note(s)*	Principal Amount Tendered**
Total			

* Need not be completed if Original Notes are being tendered by book-entry transfer.

** Unless otherwise indicated in this column, a holder will be deemed to have tendered ALL of the Original Notes represented by the Original Notes indicated in column 2. Original Notes tendered hereby must be in denominations of $1,000 and any integral multiple thereof. See Instruction 1

☐ **CHECK HERE IF TENDERED ORIGINAL NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANS-FER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:**

Name of Tendering Institution _____

Account Number _____

Transaction Code Number _____

By crediting the Original Notes to the Exchange Agent's account at the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") and by complying with applicable ATOP procedures with respect to the Exchange Offer, including transmitting to the Exchange Agent a computer-generated Agent's Message in which the holder of the Original Notes acknowledges and agrees to be bound by the terms of, and makes the representations and warranties contained in, this Letter, the participant in the Book-Entry Transfer Facility confirms on behalf of itself and the beneficial owners of such Original Notes all provisions of this Letter (including all representations and warranties) applicable to it and such beneficial owner as fully as if it had completed the information required by this Letter and executed and transmitted this Letter to the Exchange Agent.

☐ **CHECK HERE IF TENDERED ORIGINAL NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING:**

Name(s) of Registered Holder(s) _____

Window Ticket Number (if any) _____

Date of Execution of Notice of Guarantee Delivery _____

Name of Institution Which Guaranteed Delivery _____

If Delivered by Book-Entry Transfer, Complete the Following:

Account Number _____   Transaction Code Number _____

☐ **CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE TEN (10) ADDITIONAL COPIES OF THE PROSPECTUS ANY AMENDMENTS OR SUPPLEMENTS THERETO.**

Name: _____

Address: _____

If the undersigned is not a broker-dealer, the undersigned represents that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes, it represents that the Original Notes to be exchanged for the Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. If the undersigned is a broker-dealer that will receive Exchange Notes, it represents that the Original Notes to be exchanged for the Exchange Notes were acquired as a result of market-making activities or other trading activities.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Company the aggregate principal amount of Original Notes indicated above. Subject to, and effective upon, the acceptance for exchange of the Original Notes tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to such Original Notes as are being tendered hereby.

The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the undersigned's true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of the Company and as Trustee under the Indenture for the Original Notes and Exchange Notes) with respect to such tendered Original Notes, with full power of substitution to (i) deliver certificates, if any, for such Original Notes to the Company, or transfer ownership of such Original Notes on the account books maintained by The Depository Trust Company together, in either such case, with all accompanying evidences of transfer and authenticity to, or upon the order of, the Company and (ii) present such Original Notes for transfer on the books of the registrar and receive all benefits and otherwise exercise all rights of beneficial ownership of such Original Notes, all in accordance with the terms of the Exchange Offer. The power of attorney granted by this paragraph shall be deemed irrevocable and coupled with an interest upon acceptance of the Original Notes in the Exchange Offer and shall survive the death, incapacity or dissolution of the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Original Notes, and to acquire Exchange Notes issuable upon the exchange of such tendered Original Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by the Company. The undersigned hereby further represents that any Exchange Notes acquired in exchange for Original Notes tendered hereby will have been acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the undersigned, that neither the holder of such Original Notes nor any such other person is participating in, intends to participate in or has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder of such Original Notes nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company.

The undersigned acknowledges that this Exchange Offer is being made in reliance on interpretations by the staff of the Securities and Exchange Commission (the "SEC"), as set forth in no-action letters issued to third parties, that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. However, the SEC has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer as in other circumstances. If the undersigned is not a broker-dealer, the undersigned represents that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes, it represents that the Original Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the sale, assignment and transfer of the Original Notes tendered hereby. All authority conferred or agreed to be conferred in this Letter and every obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. This tender may be withdrawn only in accordance with the procedures set forth in "Description of the Exchange Offer — Withdrawal Rights" section of the Prospectus.

Unless otherwise indicated herein in the box entitled "Special Issuance Instructions" below, please credit the account indicated above maintained at the Book-Entry Transfer Facility. Similarly, unless otherwise indicated under the box entitled "Special Delivery Instructions" below, please send the Exchange Notes (and, if applicable, substitute certificates representing Original Notes for any Original Notes not exchanged) to the undersigned at the address shown above in the box entitled "Description of Original Notes."

THE UNDERSIGNED, BY COMPLETING THE BOX ENTITLED "DESCRIPTION OF ORIGINAL NOTES" ABOVE AND SIGNING THIS LETTER, WILL BE DEEMED TO HAVE TENDERED THE ORIGINAL NOTES AS SET FORTH IN SUCH BOX ABOVE.

SPECIAL ISSUANCE INSTRUCTIONS **(See Instructions 2 and 3)**	**SPECIAL DELIVERY INSTRUCTIONS** **(See Instructions 2 and 3)**
To be completed ONLY if Original Notes not exchanged and/or Exchange Notes are to be issued in the name of and sent to someone other than the person or persons whose signature(s) appear(s) on this Letter above, or if Original Notes delivered by book-entry transfer which are not accepted for exchange are to be returned by credit to an account maintained at the Book-Entry Transfer Facility other than the account indicated above. Issue Exchange Notes and/or Original Notes to: Name(s): _____ **(Please Type or Print)** Address: _____ _____ **(Including Zip Code)** **(Complete Substitute Form W-9)** ☐ Credit unexchanged Original Notes delivered by book-entry transfer to the Book-Entry Transfer Facility account set forth below. _____ **Book-Entry Transfer Facility** **Account Number, if applicable**	To be completed ONLY if Original Notes not exchanged and/or Exchange Notes are to be sent to someone other than the person or persons whose signature(s) appear(s) on this Letter above or to such person or persons at an address other than shown in the box entitled "Description of Original Notes" on this Letter above. Mail Exchange Notes and/or Original Notes to: Name(s): _____ **(Please Type or Print)** Address: _____ _____ **(Including Zip Code)**

IMPORTANT: THIS LETTER OR A FACSIMILE HEREOF OR AN AGENT'S MESSAGE IN LIEU THEREOF (TOGETHER A BOOK-ENTRY CONFIRMATION AND ALL OTHER REQUIRED DOCUMENTS OR THE NOTICE OF GUARANTEED DELIVERY) MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

PLEASE READ THIS ENTIRE LETTER CAREFULLY BEFORE COMPLETING ANY BOX ABOVE.

PLEASE SIGN HERE

(To Be Completed By All Tendering Holders)
(Complete Accompanying Substitute Form W-9 Below)

X _____   _____ , 200__

X _____   _____ , 200__
      (Signature(s) of Owner)   **(Date)**

Area Code and Telephone Number _____

If a holder is tendering any Original Notes, this Letter must be signed by the registered holder(s) as the name(s) appear(s) on the certificate(s) for the Original Notes or by any person(s) authorized to become registered holder(s) by endorsements and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 2.

Name(s): _____
             (Please Type or Print)

Capacity: _____

Address: _____
             (Including Zip Code)

SIGNATURE GUARANTEE
(If required by Instruction 2)

Signature(s) Guaranteed by an Eligible Institution: _____
             (Authorized Signature)

_____
             (Title)

_____
             (Name and Firm)

Dated: _____ , 200__

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Exchange Offer for the
$150,000,000 Senior Floating Rate Notes due 2012
of Dobson Communications Corporation
in Exchange for
$150,000,000 Senior Floating Rate Notes due 2012
that have been Registered under the Securities Act of 1933

1. Delivery of this Letter and Notes; Guaranteed Delivery Procedures.

This Letter is to be completed by holders of Original Notes for tenders to be made pursuant to the procedures for delivery by book-entry transfer set forth in "Description of the Exchange Offer — Book-Entry Transfer" section of the Prospectus and for which an Agent's Message is not delivered. Tenders by book-entry transfer may also be made by delivering an Agent's Message in lieu of this Letter. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by this Letter and that the Company may enforce this Letter against such participant. Book-Entry Confirmation as well as a properly completed and duly executed Letter (or manually signed facsimile hereof or Agent's Message in lieu thereof) and any other documents required by this Letter, must be received by the Exchange Agent at the address set forth herein on or prior to the Expiration Date, or the tendering holder must comply with the guaranteed delivery procedures set forth below. Original Notes tendered hereby must be in denominations of $1,000 and any integral multiple thereof.

Holders who cannot deliver required documents to the Exchange Agent on or prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, may tender their Original Notes pursuant to the guaranteed delivery procedures set forth in "Description of the Exchange Offer — Guaranteed Delivery Procedures" section of the Prospectus. Pursuant to such procedures, (i) such tender must be made through an Eligible Institution (as defined in Instruction 2 below), (ii) prior to 12:00 Midnight, New York City time, on the Expiration Date, the Exchange Agent must receive from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Original Notes and the amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery, a Book-Entry Confirmation, together with a properly completed and duly executed Letter (or facsimile thereof or Agent's Message in lieu thereof) with any required signature guarantees and any other documents required by this Letter will be deposited by the Eligible Institution with the Exchange Agent, and (iii) a Book-Entry Confirmation, together with a properly completed and duly executed Letter (or facsimile thereof or Agent's Message in lieu thereof) with any required signature guarantees and all other documents required by this Letter, are received by the Exchange Agent within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

If less than all of the Original Notes evidenced by a submitted certificate are to be tendered, the tendering holder(s) should fill in the aggregate principal amount of the Original Notes to be tendered in the box above entitled "Description of Original Notes — Principal Amount Tendered." A reissued certificate representing the balance of untendered Original Notes that were evidenced by a submitted certificate will be sent to such tendering holder, unless otherwise provided in the appropriate box in this Letter, promptly after the Expiration Date.

Any holder whose Original Notes have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the address above for further instructions.

The method of delivery of this Letter, the Original Notes and all other required documents is at the election and risk of the tendering holders, but the delivery will be deemed made only when actually received or confirmed by the Exchange Agent. If Original Notes are sent by mail, it is suggested that the mailing be registered mail, properly insured, with return receipt requested, made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to 12:00 Midnight, New York City time, on the Expiration Date. Neither this Letter nor any Original Notes should be sent to the Company.

See "Description of the Exchange Offer" in the Prospectus.

2. Signatures on this Letter; Bond Powers and Endorsements; Guarantee of Signatures.

If any tendered Original Notes are owned of record by two or more joint owners, all of such owners must sign this Letter.

When this Letter is signed by the registered holder or holders of the Original Notes specified herein and tendered hereby, no separate bond powers are required. If, however, the Exchange Notes are to be issued to a person other than the registered holder, then separate bond powers are required.

If this Letter or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

Signatures on bond powers required by this Instruction 2 must be guaranteed by a firm that is a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each an "Eligible Institution").

Signatures on this Letter need not be guaranteed by an Eligible Institution, provided the Original Notes are tendered: (i) by a registered holder of Original Notes (which term, for purposes of the Exchange Offer, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the holder of such Original Notes) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on this Letter, or (ii) for the account of an Eligible Institution.

3. Special Issuance and Delivery Instructions.

Tendering holders of Original Notes should indicate in the applicable box the name and address to which Exchange Notes issued pursuant to the Exchange Offer, if different from the name or address of the person signing this Letter. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated. Noteholders tendering Original Notes by book-entry transfer may request that Original Notes not exchanged be credited to such account maintained at the Book-Entry Transfer Facility as such noteholder may designate hereon. If no such instructions are given, such Original Notes not exchanged will be returned to the name and address of the person signing this Letter.

4. Taxpayer Identification Number.

U.S. federal income tax law generally requires that a tendering holder whose Original Notes are accepted for exchange must provide the Company (as payor) with such holder's correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 below, which in the case of a tendering holder who is an individual, is generally his or her social security number or individual taxpayer identification number. If the Company is not provided with the current TIN or an adequate basis for an exemption from backup withholding, such tendering holder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, the Exchange Agent may be required to withhold 28% of the amount of any reportable payments made after the exchange to such tendering holder of Exchange Notes. If withholding results in an overpayment of taxes, a refund may be applied for with the Internal Revenue Service.

Exempt holders of Original Notes (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. See the Guidelines of Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines"), which are available upon request to the Exchange Agent, for additional instructions.

To prevent backup withholding, each tendering holder of Original Notes must provide its correct TIN by completing the Substitute Form W-9 set forth below, certifying, under penalties of perjury, that the TIN provided is correct (or that such holder is awaiting a TIN) and that (i) the holder is exempt from backup withholding, or (ii) the holder has not been notified by the Internal Revenue Service that such holder is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that such holder is no longer subject to backup withholding. If the tendering holder of Original Notes is a nonresident alien or foreign entity not subject to backup withholding, such holder must give the Exchange Agent a completed Form W-8, Certificate of Foreign Status. These forms may be obtained from the Exchange Agent. If the Original Notes are in more than one name or are not in the name of the actual owner, such holder should consult the W-9 Guidelines for information on which TIN to report. If such holder does not have a TIN, such holder should consult the W-9 Guidelines for instructions on applying for a TIN, check the box in Part 2 of the Substitute Form W-9 and write "applied for" in lieu of its TIN. Note: Checking this box and writing "applied for" on the form means that such holder has already applied for a TIN or that such holder intends to apply for one in the near future. If the box in Part 2 of the Substitute Form W-9 is checked, the Exchange Agent will retain 28% of reportable payments made to a holder during the sixty (60) day period following the date of the Substitute Form W-9. If the holder furnishes the Exchange Agent with his or her TIN within sixty (60) days of the Substitute Form W-9, the Exchange Agent will remit such amounts retained during such sixty (60) day period to such holder and no further amounts will be retained or withheld from payments made to the holder thereafter. If, however, such holder does not provide its TIN to the Exchange Agent within such sixty (60) day period, the Exchange Agent will remit such previously withheld amounts to the Internal Revenue Service as backup withholding and will withhold 28% of all reportable payments to the holder thereafter until such holder furnishes its TIN to the Exchange Agent.

5. Transfer Taxes.

The Company will pay all transfer taxes, if any, applicable to the transfer of Original Notes to it or its order pursuant to the Exchange Offer. If, however, Exchange Notes and/or substitute Original Notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Original Notes tendered hereby, or if tendered Original Notes are registered in the name of any person other than the person signing this Letter, or if a transfer tax is imposed for any reason other than the transfer of Original Notes to the Company or its order pursuant to the Exchange Offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes will be billed directly to such tendering holder.

Except as provided in this Instruction 5, it will not be necessary for transfer tax stamps to be affixed to the Original Notes specified in this letter.

6. Waiver of Conditions.

The Company reserves the absolute right to waive satisfaction of any or all conditions enumerated in the Prospectus.

7. No Conditional Tenders.

No alternative, conditional, irregular or contingent tenders will be accepted. All tendering holders of Original Notes, by execution of this Letter, shall waive any right to receive notice of the acceptance of their Original Notes for exchange.

Neither the Company, the Exchange Agent nor any other person is obligated to give notice of any defect or irregularity with respect to any tender of Original Notes nor shall any of them incur any liability for failure to give any such notice.

8. Withdrawal Rights.

Tenders of Original Notes may be withdrawn at any time prior to 12:00 Midnight, New York City time, on the Expiration Date.

For a withdrawal of a tender of Original Notes to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth above prior to 12:00 Midnight, New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the principal amount of such Original Notes), (iii) contain a statement that such holder is withdrawing his, her or its election to have such Original Notes exchanged, (iv) be signed by the holder in the same manner as the original signature on the Letter by which such Original Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer to have the Trustee with respect to the Original Notes register the transfer of such Original Notes in the name of the person withdrawing the tender and (v) specify the name in which such Original Notes are registered, if different from that of the Depositor. A notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Original Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Any Original Notes that have been tendered for exchange but which are not exchanged for any reason will be credited to an account maintained with the Book-Entry Transfer Facility for the Original Notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Notes may be retendered by following the procedures described above at any time on or prior to 12:00 Midnight, New York City time, on the Expiration Date.

9.   Requests for Assistance or Additional Copies.

Questions relating to the procedure for tendering, as well as requests for additional copies of the Prospectus and this Letter, and requests for Notices of Guaranteed Delivery and other related documents may be directed to the Exchange Agent, at the address and telephone number indicated above. All other questions regarding the Exchange Offer should be directed to the following address or phone number:


Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, Oklahoma 73134
Attention: Investor Relations
Phone: (405) 529-8500


TO BE COMPLETED BY ALL TENDERING HOLDERS
(See Instruction 4)

<table>
<tr><td rowspan="5">SUBSTITUTE

FORM W-9

Department of the Treasury
Internal Revenue Service

Payor's Request for Taxpayer Identification Number ("TIN") and Certification</td><td>Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.</td><td>TIN: ____________________
Social Security Number OR Employer Identification Number</td></tr>
<tr><td colspan="2">Part 2 — TIN Applied For ☐</td></tr>
<tr><td colspan="2">Part 3 — Certification — Under the penalties of perjury, I certify that:
(1) the number shown on this form is my correct TIN (or I am waiting for a number to be issued to me),
(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the 'IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding and
(3) I am a U.S. person.</td></tr>
<tr><td colspan="2">You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup with holding because of underreporting of interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding.

Signature: ____________________ Date: ____________________</td></tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE, AS WELL AS FUTURE DIVIDEND PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 OF SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature: ______________________________ Date: ______________________________

NOTICE OF GUARANTEED DELIVERY
FOR
DOBSON COMMUNICATIONS CORPORATION
Unregistered $150,000,000 Senior Floating Rate Notes due 2012

On the terms and subject to the conditions set forth in the Prospectus dated   (the "Prospectus") of Dobson Communications Corporation (the "Company") and the accompanying Letter of Transmittal, the Company is offering to exchange an aggregate principal amount of up to $150,000,000 of the Company's Senior Floating Rate Notes due 2012 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of the Company's unregistered, issued and outstanding Senior Floating Rate Notes due 2012 (the "Original Notes" and collectively with the Exchange Notes, the "Notes") from the registered holders thereof.

THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON   , UNLESS EXTENDED (THE "EXPIRATION DATE") BY THE COMPANY IN ITS SOLE DISCRETION. TENDERS OF ORIGINAL NOTES MAY BE WITHDRAWN PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Delivery To: Bank of Oklahoma, National Association, Exchange Agent

By Mail:	By Hand or Overnight Courier:
Bank of Oklahoma, National Association	Bank of Oklahoma, National Association
9520 North May Avenue, 2nd Floor	9520 North May Avenue, 2nd Floor
Oklahoma City, Oklahoma 73120	Oklahoma City, Oklahoma 73120
Attn: Rachel Redd-Singleton, Corporate Trust	Attn: Rachel Redd-Singleton, Corporate Trust

By Facsimile Transmission
(for Eligible Institutions only):
(405) 936-3964

Confirm by Telephone:
(405) 936-3972

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF THIS INSTRUMENT VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

Ladies and Gentlemen:

Upon the terms and conditions set forth in the Prospectus and the accompanying Letter of Transmittal, the undersigned hereby tenders to the Company the principal amount of Original Notes set forth below pursuant to the guaranteed delivery procedure described in "Description of the Exchange Offer — Guaranteed Delivery Procedures" section of the Prospectus.

Must be signed by the holder(s) of Original Notes as their name(s) appear(s) on a security position listing, or by person(s) authorized to become registered holder(s) by endorsement and documents transmitted with this Notice of Guaranteed Delivery.

PLEASE SIGN AND COMPLETE

Name(s) of Registered Holder(s): _____
(Please Print or Type)

Principal Amount of Original Notes Tendered:*   Certificate No(s). (if available):

$ _____   _____

$ _____   _____

* Must be in denominations of principal amount of $1,000 and any integral multiple thereof

If Original Notes will be delivered by book-entry transfer at The Depository Trust Company, insert Account No.: _____

Area Code and Telephone No.: _____

Signature(s) of Registered Owner(s) or Authorized Signatory: Date:

_____   _____

_____   _____

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must provide the following information.

Please print name(s) and address(es):

Name(s): _____

_____

Title/Capacity: _____

Address(es): _____

_____

Do not send Original Notes with this form. Original Notes should be sent to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal.

GUARANTEE
(Not to be Used for Signature Guarantees)

The undersigned, a financial institution that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program, hereby guarantees that the certificates representing the principal amount of Original Notes tendered hereby in proper form for transfer, or timely confirmation of the book-entry transfer of such Original Notes into the Exchange Agent's account at The Depository Trust Company pursuant to the procedures set forth in "Description of the Exchange Offer — Guaranteed Delivery Procedures" section of the Prospectus, together with one or more properly and duly executed Letters of Transmittal (or facsimile thereof or Agent's Message in lieu thereof) and any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the Exchange Agent at the address set forth above, no later than three Nasdaq National Market trading days after the Expiration Date.

Name of Firm: _____

Authorized Signature: _____

Address: _____

_____

Zip Code: _____

Title: _____

Name: _____
(Please Type or Print)

Area Code and Tel. No.: _____

Dated: _____

INSTRUCTIONS FOR NOTICE OF GUARANTEED DELIVERY

1. Delivery of this Notice of Guaranteed Delivery. A properly completed and duly executed copy of this Notice of Guaranteed Delivery and any other documents required by this Notice of Guaranteed Delivery must be received by the Exchange Agent at its address set forth herein prior to 12:00 midnight, New York City time, on the Expiration Date. The method of delivery of this Notice of Guaranteed Delivery and any other required documents to the Exchange Agent is at the election and risk of the holder and the delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, registered or certified mail properly insured, with return receipt requested, is recommended. In all cases sufficient time should be allowed to assure timely delivery. For a description of the guaranteed delivery procedure, see Instruction 1 of the Letter of Transmittal.

2. Signatures of this Notice of Guaranteed Delivery. If this Notice of Guaranteed Delivery is signed by the registered holder(s) of the Original Notes referred to herein, the signature must correspond with the name(s) written on the face of the Original Notes without alteration, enlargement, or any change whatsoever. If this Notice of Guaranteed Delivery is signed by a participant of the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Original Notes, the signature must correspond with the name shown on the security position listing as the owner of the Original Notes. If this Notice of Guaranteed Delivery is signed by a person other than the registered holder(s) of any Original Notes listed or a participant of the Book-Entry Transfer Facility, this Notice of Guaranteed Delivery must be accompanied by appropriate bond powers, signed as the name of the registered holder(s) appears on the

Original Notes or signed as the name of the participant shown on the Book-Entry Transfer Facility's security position listing. If this Notice of Guaranteed Delivery is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person should so indicate when signing.

   3.   Requests for assistance or additional copies.   Questions and requests for assistance and requests for additional copies of the Prospectus may be directed to the Exchange Agent at the address specified in the Prospectus. Holders may also contact their broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the Exchange Offer.

Dobson Communications Corporation

Offer to Exchange
$150,000,000 Senior Floating Rate Notes due 2012 for
$150,000,000 Senior Floating Rate Notes due 2012
that have been registered under the Securities Act of 1933

To: Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

Dobson Communications Corporation (the "Company") is offering, upon the terms and subject to the conditions set forth in the Prospectus, dated   (the "Prospectus"), and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange (the "Exchange Offer") an aggregate principal amount of up to $150,000,000 of the Company's Senior Floating Rate Notes due 2012, (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of the Company's unregistered, issued and outstanding Senior Floating Rate Notes due 2012 (the "Original Notes" and collectively with the Exchange Notes, the "Notes") from the registered holders thereof. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated September 13, 2005, by and among the Company and the initial purchasers referred to therein.

We are requesting that you contact your clients for whom you hold Original Notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Original Notes registered in your name or in the name of your nominee, or who hold Original Notes registered in their own names, we are enclosing the following documents:

    1. Prospectus dated   ;

    2. The Letter of Transmittal for your use and for the information of your clients;

    3. A Notice of Guaranteed Delivery to be used to accept the Exchange Offer if time will not permit all required documents to reach the Exchange Agent prior to the Expiration Date (as defined below) or if the procedure for book-entry transfer cannot be completed on a timely basis; and

    4. A form of letter which may be sent to your clients for whose account you hold Original Notes registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer.

YOUR PROMPT ACTION IS REQUESTED. THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MID-NIGHT, NEW YORK CITY TIME, ON   , UNLESS EXTENDED BY THE COMPANY (THE "EXPIRATION DATE"). ORIGINAL NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME BEFORE THE EXPIRATION DATE.

To participate in the Exchange Offer, a duly executed and properly completed Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof), with any required signature guarantees and any other required documents, should be sent to the Exchange Agent and certificates representing the Original Notes should be delivered to the Exchange Agent, all in accordance with the instructions set forth in the Letter of Transmittal and the Prospectus.

If a registered holder of Original Notes desires to tender, but time will not permit required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected by following the guaranteed delivery procedures described in the Prospectus under the caption "Description of the Exchange Offer — Guaranteed Delivery Procedures."

Any inquiries you may have with respect to the Exchange Offer, or requests for additional copies of the enclosed materials, should be directed to the Exchange Agent for the Exchange Offer, at its address and telephone number set forth on the front of the Letter of Transmittal.

Very truly yours,

DOBSON COMMUNICATIONS CORPORATION

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS OR THE LETTER OF TRANSMITTAL.

Enclosures

Dobson Communications Corporation

Offer to Exchange
$150,000,000 Senior Floating Rate Notes due 2012 for
$150,000,000 Senior Floating Rate Notes due 2012
that have been registered under the Securities Act of 1933

To Our Clients:

Enclosed for your consideration is a Prospectus, dated   (the "Prospectus"), and the related Letter of Transmittal (the "Letter of Transmittal"), relating to the offer (the "Exchange Offer") of Dobson (the "Company") to exchange an aggregate principal amount of up to $150,000,000 of the Company's Senior Floating Rate Notes due 2012 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of the Company's unregistered, issued and outstanding Senior Floating Rate Notes due 2012 (the "Original Notes" and collectively with the Exchange, the "Notes") from the registered holders thereof, on the terms and subject to the conditions set forth in the Prospectus. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated September 13, 2005, by and among the Company and the initial purchasers referred to therein.

This material is being forwarded to you as the beneficial owner of the Original Notes held by us for your account, but not registered in your name. A TENDER OF SUCH ORIGINAL NOTES MAY ONLY BE MADE BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to tender on your behalf the Original Notes held by us for your account, pursuant to the terms and conditions set forth in the enclosed Prospectus and Letter of Transmittal.

Your instructions should be forwarded to us as promptly as possible in order to permit us to tender the Original Notes on your behalf in accordance with the provisions of the Exchange Offer. The Exchange Offer will expire at 12:00 Midnight, New York City time, on   , unless extended by the Company. Any Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date.

Your attention is directed to the following:

1. The Exchange Offer is for any and all Original Notes.

2. The Exchange Offer is subject to certain conditions set forth in the Prospectus in the section captioned "Description of the Exchange Offer — Conditions to the Exchange Offer."

3. Any transfer taxes incident to the transfer of Original Notes from the holder to the Company will be paid by the Company, except as otherwise provided in the Instructions in the Letter of Transmittal.

4. The Exchange Offer expires at 12:00 Midnight, New York City time, on   , unless extended by the Company.

If you wish to have us tender your Original Notes, please so instruct us by completing, executing and returning to us the instruction form on the back of this letter. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR INFORMATION ONLY AND MAY NOT BE USED DIRECTLY BY YOU TO TENDER ORIGINAL NOTES.

INSTRUCTIONS WITH RESPECT TO
THE EXCHANGE OFFER

The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Exchange Offer made by Dobson Communications Corporation with respect to its Original Notes.

This will instruct you to tender the Original Notes held by you for the account of the undersigned, upon and subject to the terms and conditions set forth in the Prospectus and the related Letter of Transmittal.

The undersigned expressly agrees to be bound by the enclosed Letter of Transmittal and that such Letter of Transmittal may be enforced against the undersigned.

Please tender the Original Notes held by you for my account as indicated below:

Senior Floating Rate Notes due 2012 $ _____ (aggregate principal amount of such notes)

☐ Please do not tender any Senior Floating Rate Notes due 2012 held by you for my account.

Dated: _____, 2005

Signature(s): _____

Print Name(s) Here: _____

Print Address(es): _____

Area Code and Telephone Number(s): _____

Tax Identification or Social Security Number(s): _____

None of the Original Notes held by us for your account will be tendered unless we receive written instructions from you to do so. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to tender all the Original Notes held by us for your account.

Exhibit 99.5

February 8, 2006

EXCHANGE AGENT AGREEMENT

Bank of Oklahoma, N.A.
9520 North May Avenue, Suite 110
Oklahoma City, OK 73120
Attention: Rachel Redd-Singleton

Ladies and Gentlemen:

Dobson Communications Corporation, an Oklahoma corporation (the *"Company"*), proposes to make an offer (the *"Exchange Offer"*) to exchange all of its outstanding Senior Floating Rate Notes due 2012 ("*Original Notes*") for the Company's Senior Floating Rate Notes due 2012 (the "*Exchange Notes*"), which have been registered under the Securities Act of 1933, as amended. The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus of the Company, dated February 10, 2006 (the *"Prospectus"*), proposed to be distributed to all record holders of the Original Notes. The Original Notes and the Exchange Notes are collectively referred to herein as the "Notes."

The Company hereby appoints Bank of Oklahoma, N.A. to act as exchange agent (the *"Exchange Agent"*) in connection with the Exchange Offer. References in this Agreement to "you" shall refer to Bank of Oklahoma, N.A.

The Exchange Offer will be commenced by the Company on or about February 10, 2006. The Letter of Transmittal (the *"Letter of Transmittal"*) accompanying the Prospectus (or in the case of book-entry securities, the Automated Tender Offer Program ("*ATOP*") of the Book-Entry Transfer Facility (as defined below)) is to be used by the holders of the Original Notes to accept the Exchange Offer and contains instructions with respect to (i) the delivery of certificates for Original Notes tendered in connection therewith and (ii) the book-entry transfer of Notes to the Exchange Agent's Account.

The Exchange Offer shall expire at 12:00 Midnight, New York City time, on March 14, 2006 or on such later date or time to which the Company may extend the Exchange Offer (the *"Expiration Date"*). On the terms and subject to conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (confirmed in writing) or written notice to you before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date.

The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Original Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption "Description of the Exchange Offer — Conditions to the Exchange Offer." The Company will give oral (confirmed in writing) or written notice of any amendment, termination or non-acceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned "Description of the Exchange Offer," the Letter of Transmittal, as specifically set forth herein or as may be subsequently agreed to in writing by you and the Company; *provided, however,* that in no way will your general duty to act in good faith be discharged by the foregoing.

2. You will establish an account with respect to the Original Notes at The Depository Trust Company (the *"Book-Entry Transfer Facility"*) for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of the Original Notes by causing the Book-Entry Transfer Facility to transfer such Original Notes into your account in accordance with the Book-Entry Transfer Facility's procedure for such transfer.

3. You are to examine each of the Letters of Transmittal and certificates for Original Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility) and any other documents delivered or mailed to you by or for holders of the Original Notes to ascertain whether: (i) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein; and (ii) the Original Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates for Original Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be reasonably necessary or advisable to cause such irregularity to be corrected.

4. With the approval of the President, Senior Vice President, Executive Vice President, any Vice President, Treasurer or Controller of the Company (such approval, if

given orally, to be confirmed in writing) or any other party designated by such an officer in writing (each, a *"Designated Officer"*), you are authorized to waive any irregularities in connection with any tender of Original Notes pursuant to the Exchange Offer.

5. Tenders of Original Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned "Description of the Exchange Offer—Procedures for Tendering," and Original Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

Notwithstanding the provisions of this Paragraph 5, Original Notes that any Designated Officer shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be confirmed in writing).

6. You shall advise the Company with respect to any Original Notes received subsequent to the Expiration Date and accept its instructions with respect to disposition of such Original Notes.

7. You shall accept tenders:

(1) in cases where the Original Notes are registered in two or more names only if signed by all named holders;

(2) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(3) from persons other than the registered holder of Original Notes, *provided* that customary transfer requirements, including payment of any applicable transfer taxes, are fulfilled.

You shall accept partial tenders of Original Notes where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Original Notes to the transfer agent for split-up and return any untendered Original Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, to be confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Original Notes properly tendered and you, on behalf of the Company, will exchange such Original Notes for Exchange Notes and cause such Original Notes to be cancelled. Delivery of Exchange Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of Exchange Notes for each $1,000 principal amount of the corresponding series of Original

Notes tendered promptly after notice (such notice, if given orally, to be confirmed in writing) of acceptance of said Original Notes by the Company; *provided, however,* that in all cases, Original Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Original Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof or delivery of an agent's message (as defined in the Prospectus) in lieu thereof) with any required signature guarantees and any other required documents. You shall issue Exchange Notes only in denominations of $1,000 or any integral multiple thereof.

9. Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

10. The Company shall not be required to exchange any Original Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Original Notes tendered shall be given (and confirmed in writing) by the Company to you.

11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Original Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption "Description of the Exchange Offer — Conditions to the Exchange Offer" or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates for unaccepted Original Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

12. All certificates for reissued Original Notes, unaccepted Original Notes or for Exchange Notes shall be forwarded by (a) first-class certified mail, return receipt requested, under a blanket surety bond protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificates, (b) by registered mail insured separately for the replacement value of such securities, or (c) by appropriate book-entry transfer.

13. You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

14. As Exchange Agent for the Exchange Offer you:

(1) shall have no duties or obligations other than as specifically set forth in the section of the Prospectus captioned "Description of the Exchange Offer," as specifically set forth in the Letter of Transmittal, as specifically set forth in this Agreement or as may be subsequently agreed to in writing by you and the Company; *provided, however,* that in no way will your general duty to act in good faith be discharged by the foregoing;

(2) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Original Notes represented thereby deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

(3) shall not be obligated to take any legal action under this Agreement which might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity;

(4) may reasonably rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed or presented by the proper party or parties;

(5) may reasonably act upon any tender, statement, request, document, agreements, certificate or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or presented by the proper person or persons;

(6) may reasonably rely on and shall be protected in acting upon written or oral instructions from any Designated Officer of the Company;

(7) may consult with your counsel with respect to any questions relating to your duties and responsibilities and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel; and

(8) shall not advise any person tendering Original Notes pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Original Notes.

15. You shall take such action as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery which accompanies the Prospectus (the *"Notice of Guaranteed Delivery"*) or such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, *provided* that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents on your request. All other requests for information relating to the Exchange Offer shall be directed to the Company, Attention: Investor Relations.

16. You shall advise by facsimile transmission or telephone, and promptly thereafter conform in writing to Dobson Communications Corporation, Attention: J. Warren Henry, Investor Relations, 14201 Wireless Way, Oklahoma City, Oklahoma 73134, and such other person or persons as the Company may request, daily (and more frequently during the week immediately preceding the Expiration Date and if otherwise requested) up to and including the Expiration Date, as to the number of Original Notes which have been tendered pursuant to the Exchange Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company, its counsel or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as it or he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Original Notes tendered, the aggregate principal amount of Original Notes accepted and deliver such list to the Company promptly after the Expiration Date.

17. Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and the time of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities. You shall dispose of unused Letters of Transmittal and other surplus materials by returning them to the Company.

18. You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with you for the payment of transfer taxes by reasons of amounts, if any, borrowed by the Company, or any of its

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subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder.

19. For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth on the attached <u>Schedule I.</u>, plus reasonable out-of-pocket expenses and reasonable legal counsel fees.

20. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and further acknowledge that you have examined each of them. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification as Exchange Agent, which shall be controlled by this Agreement.

21. The Company covenants and agrees to indemnify, defend and hold you harmless in your capacity as Exchange Agent under this Agreement against any loss, liability, cost or expense, including attorneys' fees and expenses, arising out of or in connection with any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Original Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Original Notes; *provided, however,* that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your negligence or misconduct. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or by facsimile transmission confirmed in writing, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or notice of commencement of action. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not thereafter be liable for the fees and expenses of any counsel retained by you so long as you consent to the Company's retention of counsel, which consent may not be unreasonably withheld, and no conflict of interest exists. It is understood that the Company shall not be liable under this paragraph for the fees and expenses of more than one legal counsel for you at any one particular time (plus any local counsel required). You agree that, without the prior written consent of the Company (which consent shall not be unreasonably withheld), you will not settle, compromise or consent to the entry of any pending or threatened claim, action or proceeding in respect of which indemnification could be sought in accordance with the indemnification provisions of this Agreement (whether you or the Company is an actual or potential party to such claim, action or

proceeding), unless such settlement, compromise or consent includes an unconditional release of the Company from all liability arising out of such claim, action or proceeding.

22. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. The Company understands that you are required to deduct 28% on payments to holders who have not supplied their correct Taxpayer Identification Number or required certification. Such funds will be turned over to the Internal Revenue Service in accordance with applicable regulations.

23. You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Original Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you, upon your providing evidence to the Company of payment of such transfer taxes to each governmental authority, for the amount of any and all transfer taxes payable in respect of the exchange of Original Notes; *provided, however,* that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

24. This Agreement and your appointment as Exchange Agent under this Agreement shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

25. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or electronic (e.g., PDF file) transmission, and a facsimile or electronic copy of this Agreement or a signature of a party shall be effective as an original.

26. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

27. This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

28. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Company:

Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, Oklahoma 73134
Facsimile: (405) 529-8515
Attention: Bruce R. Knooihuizen

with a copy to:

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Facsimile: (312) 706-8218
Attention: Paul W. Theiss
          Bruce F. Perce

If to the Exchange Agent:

Bank of Oklahoma, N.A.
9520 North May Avenue, Suite 110
Oklahoma City, OK 73120
Attention: Rachel Redd-Singleton

29. Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Paragraphs 19, 21 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Notes, funds or property then held by you as Exchange Agent under this Agreement.

30. This Agreement shall be binding and effective as of the date first set forth above.

[Signature Page Follows]

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If the foregoing correctly sets forth our agreement, please indicate your acceptance by signing below and returning a copy of this Agreement to us.

Very truly yours,

DOBSON COMMUNICATIONS CORPORATION

By: _____

Name: _____

Title: _____

Accepted as of the date
first above written:

BANK OF OKLAHOMA, N.A.

By: _____
Name: _____
Title _____

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Administration fee for the
Senior Floating Rate Notes due 2012 $5,000.